# FIRSTLINE AND FIRSTLINE II
## FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
issued by
### Security Life of Denver Insurance Company
and its
### Security Life Separate Account L1

### M Funds Supplement Dated April 30, 2007, to the Prospectus Dated April 30, 2007

This Supplement adds certain information to your Prospectus, dated April 30, 2007. Please read it carefully and keep it with your Prospectus for future reference.

_____

**Investment Portfolios**. Four additional funds are currently available through your policy: Brandes International Equity Fund; Business Opportunity Value Fund; Frontier Capital Appreciation Fund; and Turner Core Growth Fund. For a more complete description of these funds' investments, risks, costs and expenses, please see the prospectus for each fund.

Your policy's prospectus and the fund prospectuses can be requested by calling our Customer Service Center toll-free at 1-877-253-5050. These prospectuses contain information about your policy's investment options and the various fund fees and charges. Please read your policy's prospectus and the fund prospectuses carefully before investing.

* * * * * * * * * * * * * * * *

**The following information is added to the "Funds Available Through the Variable Account" section beginning on page 18 of the prospectus:**

- M Fund, Inc. Brandes International Equity Fund
- M Fund, Inc. Business Opportunity Value Fund
- M Fund, Inc. Frontier Capital Appreciation Fund
- M Fund, Inc. Turner Core Growth Fund

* * * * * * * * * * * * * * * *

**The following information is added to Appendix B of the prospectus:**

| Fund Name | Investment Adviser/Subadviser | Investment Objective |
|---|---|---|
| **M Fund Brandes International Equity Fund** | **Investment Adviser:** M Financial Investment Advisers, Inc. **Sub-Adviser:** Brandes Investment Partners, LLC | Seeks to provide long-term capital appreciation. |
| **M Fund Business Opportunity Value Fund** | **Investment Adviser:** M Financial Investment Advisers, Inc. **Sub-Adviser:** Iridian Asset Management LLC | Seeks to provide long-term capital appreciation. |
| **M Fund Frontier Capital Appreciation Fund** | **Investment Adviser:** M Financial Investment Advisers, Inc. **Sub-Adviser:** Frontier Capital Management Company, LLC | Seeks to provide maximum capital appreciation. |
| **M Fund Turner Core Growth Fund** | **Investment Adviser:** M Financial Investment Advisers, Inc. **Sub-Adviser:** Turner Investment Partners, Inc. | Seeks to provide long-term capital appreciation. |

# FIRSTLINE AND FIRSTLINE II
## FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICIES
### issued by
### Security Life of Denver Insurance Company and its Security Life Separate Account L1

**The Policy**
- Is issued by Security Life of Denver Insurance Company.
- Is returnable by you during the free look period if you are not satisfied.

**Premium Payments**
- Are flexible, so the premium amount and frequency may vary.
- Are allocated to the variable account and the fixed account, based on your instructions.
- Are subject to specified fees and charges.

**The Policy Value**
- Is the sum of your holdings in the fixed account, the variable account and the loan account.
- Has no guaranteed minimum value under the variable account. The value varies with the value of the subaccounts you select.
- Has a minimum guaranteed rate of return for amounts in the fixed account.
- Is subject to specified fees and charges including possible surrender charges.

**Death Benefit Proceeds**
- Are paid if your policy is in force when the insured person dies.
- Are calculated under your choice of options:
  ▷ Option 1 - the base death benefit is the greater of the amount of base insurance coverage you have selected or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;
  ▷ Option 2 - the base death benefit is the greater of the amount of base insurance coverage you have selected plus the policy value or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or
  ▷ Option 3 - for FirstLine policies delivered on or before December 31, 1997, the base death benefit is the greater of the amount of base insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.
- Are equal to the base death benefit plus any rider benefits minus any outstanding loans, accrued loan interest and unpaid fees and charges.
- Are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance.

**Sales Compensation**
- We pay compensation to broker/dealers whose registered representatives sell the policy. **See *Distribution of the Policy*, page 75**, for further information about the amount of compensation we pay.

**Fund Managers**

Funds managed by the following investment managers are available through the policy:
- AllianceBernstein, L.P.
- BAMCO, Inc.
- BlackRock Investment Management, LLC
- Capital Research and Management Company
- Columbia Management Advisors, LLC
- Evergreen Investment Management Company, LLC.
- Fidelity Management & Research Co.
- Ibbotson Associates
- ING Clarion Real Estate Securities L.P.
- ING Investment Management Advisors, B.V.
- ING Investment Management Co.
- J.P. Morgan Investment Management Inc.
- Julius Baer Investment Management, LLC
- Legg Mason Capital Management, Inc.
- Lord, Abbett & Co. LLC
- Marsico Capital Management, LLC
- Massachusetts Financial Services Company
- Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen)
- Neuberger Berman, LLC
- Neuberger Berman Management Inc.
- OppenheimerFunds, Inc.
- Pacific Investment Management Company LLC
- Pioneer Investment Management, Inc.
- T. Rowe Price Associates, Inc.
- UBS Global Asset Management (Americas) Inc.
- Wells Capital Management, Inc.

This prospectus describes what you should know before purchasing the FirstLine or FirstLine II variable universal life insurance policy. Please read it carefully and keep it for future reference.

Neither the Securities and Exchange Commission ("SEC") nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

The policy described in this prospectus is not a deposit with, obligation of or guaranteed or endorsed by any bank, nor is it insured or guaranteed by the FDIC, the Federal Reserve Board or any other government agency.

**The date of this prospectus is April 30, 2007.**

# TABLE OF CONTENTS

# TERMS TO UNDERSTAND

The following is a list of some of the key defined terms and the page number on which each is defined:

"Security Life," "we," "us," "our" and the "company" refer to Security Life of Denver Insurance Company. "You" and "your" refer to the policy owner. The owner is the individual, entity, partnership, representative or party who may exercise all rights over the policy and receive the policy benefits during the insured person's lifetime.

**State Variations** - State variations are covered in a special policy form used in that state. This prospectus provides a general description of the policy. Your actual policy and any riders are the controlling documents. If you would like to review a copy of the policy and riders, contact our Customer Service Center or your agent/registered representative.

**You may contact us about the policy at our:**   **ING Customer Service Center**
   **P.O. Box 5065**
   **Minot, ND 58702-5065**
   **1-877-253-5050**
   **www.ingservicecenter.com**

# POLICY SUMMARY

This summary highlights the features and benefits of the policy, the risks that you should consider before purchasing a policy and the fees and charges associated with the policy and its benefits. More detailed information is included in the other sections of this prospectus that should be read carefully before you purchase the policy.

## *The Policy's Features and Benefits*

| | |
|---|---|
| **Premium Payments**<br><br>**See Premium Payments, page 24.** | • You choose when to pay and how much to pay.<br>• You will need to pay sufficient premiums to keep the policy in force. Failure to pay sufficient premiums may cause your policy to lapse.<br>• You cannot pay additional premiums after age 100.<br>• We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code.<br>• We deduct tax charges and a sales charge from each premium payment and credit the remaining premium (the "net premium") to the variable account or the fixed account according to your instructions. |
| **Free Look Period**<br><br>**See Free Look Period, page 26.** | • During the free look period, you have the right to examine your policy and return it for a refund if you are not satisfied for any reason.<br>• The free look period is generally ten days from your receipt of the policy, although certain states may allow more than ten days.<br>• Generally, there are two types of free look refunds:<br>  ▷ Some states require a return of all premium we have received; and<br>  ▷ Other states require that we return your policy value plus a refund of all fees and charges deducted.<br>• The length of the free look period and the free look refund that applies in your state will be stated in your policy.<br>• During the free look period, your net premium will be allocated among the investment options you have selected unless your state requires a return of premium as the free look refund. In these states your net premium directed to the subaccounts will be allocated to the ING Liquid Assets Portfolio until after the free look period ends. |
| **Death Benefits**<br><br>**See *Death Benefits*, page 36.** | • Death benefits are paid if your policy is in force when the insured person dies.<br>• Until age 100, the amount of the death benefit will depend on which death benefit option is in effect when the insured person dies.<br>• There are two or three death benefit options available under your policy, depending on which policy you own and when it was delivered:<br>  ▷ Option 1 - the base death benefit is the greater of the amount of base insurance coverage you have selected or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A;<br>  ▷ Option 2 - the base death benefit is the greater of the amount of base insurance coverage you have selected plus your policy value or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A; or<br>  ▷ Option 3 - for FirstLine policies delivered on or before December 31, 1997, the base death benefit is the greater of the amount of base insurance coverage you have selected plus premiums paid minus withdrawals taken or your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.<br>• After age 100, death benefit Option 1 will apply to all policies and the amount of base insurance coverage selected will equal the amount of base insurance coverage in effect on the policy anniversary nearest the insured person's 100[th] birthday plus the amount of coverage, if any, under the Adjustable Term Insurance Rider on that date.<br>• We will reduce the death benefit proceeds payable under any death benefit option by any outstanding loans, accrued loan interest and unpaid fees and charges.<br>• The death benefit is generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. |

| | |
|---|---|
| **No-Lapse and Death Benefit Guarantees**<br><br>**See No-Lapse and Death Benefit Guarantees, page 42.** | • Generally, your policy will not lapse as long as your policy value minus any surrender charge and any outstanding loan amount and accrued loan interest (the "surrender value") is enough to pay the periodic fees and charges when due.<br>• However, during the first three policy years we guarantee that your policy will not lapse, regardless of its surrender value, provided the premiums you have paid minus partial withdrawals, loans and accrued loan interest equals or exceeds the minimum annual premium during each of your first three policy years.<br>• Additionally, a death benefit guarantee is available which provides that the base insurance coverage under the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges when due. The death benefit guarantee is an automatic benefit with all FirstLine II policies but is an optional benefit under the FirstLine policies and may be selected only when you apply for the policy.<br>• For FirstLine policies, depending on which death benefit guarantee you select, the guarantee lasts for:<br>  ▷ The greater of ten policy years or until the insured person reaches age 65; or<br>  ▷ The lifetime of the insured person or to the policy anniversary nearest the insured person's 100th birthday.<br>• For FirstLine II policies the death benefit guarantee lasts for the greater of ten policy years or until the insured person reaches age 65.<br>• To keep the death benefit guarantee in force, on any monthly processing date:<br>  ▷ Your cumulative premium payments minus any partial withdrawals, loans and accrued loan interest, must equal or exceed the sum of guarantee period monthly premium payments to the next monthly processing date;<br>  ▷ Your policy value minus any loan account value and accrued loan interest (the "net policy value") must meet certain diversification requirements.<br>• For FirstLine policies only, during the guarantee period there is an additional monthly charge for the death benefit guarantee.<br>• The death benefit guarantee is subject to state approval and may not be available in some states. |
| **Temporary Insurance**<br><br>**See Temporary Insurance, page 27.** | • If you apply and qualify, we may issue temporary insurance equal to the total amount of insurance coverage for which you applied.<br>• The maximum amount of temporary insurance is $1 million, which includes other in-force coverage you have with us.<br>• Temporary insurance may not be available in all states. |
| **Rider Benefits**<br><br>**See *Additional Insurance Benefits*, page 44.** | • Your policy may include additional insurance benefits, attached by rider. There are two types of rider benefits:<br>  ▷ Optional rider benefits that you must select before they are effective; and<br>  ▷ Rider benefits that automatically come with your policy.<br>• In many cases, we deduct an additional monthly charge for these benefits.<br>• Not all riders may be available under your policy or in your state. |
| **Investment Options**<br><br>**See *The Investment Options*, page 16.** | • You may allocate your net premiums to the subaccounts of Security Life Separate Account L1 (the "variable account") and to our fixed account.<br>• The variable account is one of our separate accounts and consists of subaccounts that invest in corresponding funds. When you allocate premiums to a subaccount, we invest any net premiums in shares of the corresponding fund.<br>• Your variable account value will vary with the investment performance of the funds underlying the subaccounts and the charges we deduct from your variable account value.<br>• The fixed account is part of our general account and consists of all of our assets other than those in our separate accounts (including the variable account) and loan account.<br>• We credit interest of at least 3.00% (4.00% for FirstLine II policies) per year on amounts allocated to the fixed account, and we may, in our sole discretion, credit interest in excess of this amount. |

| | |
|---|---|
| **Transfers**<br><br>**See Transfers,<br>page 53.** | • You currently may make an unlimited number of transfers between the subaccounts and to the fixed account each policy year. Transfers are, however, subject to any limits, conditions and restrictions that we or the funds whose shares are involved may impose.<br>• There are certain restrictions on transfers from the fixed account.<br>• We do not charge for transfers. |
| **Asset Allocation Programs**<br><br>**See Dollar Cost Averaging, page 54.**<br><br>**See Automatic Rebalancing, page 55.** | • Dollar cost averaging is a systematic program of transferring policy values to selected subaccounts of the variable account. It is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps to reduce the risk of investing too little when the price of a fund's shares is low.<br>• Automatic rebalancing is a systematic program through which your variable and fixed account values are periodically reallocated among your selected investment options to maintain the allocation percentages you have chosen.<br>• There is no charge to participate in these asset allocation programs. There are, however, certain conditions on participation in these asset allocation programs.<br>• **Neither of these asset allocation programs assures a profit nor do they protect you against a loss in a declining market.** |
| **Loans**<br><br>**See Loans, page 52.** | • After the first policy month, you may take loans against your policy's surrender value.<br>• A loan must be at least $100 and is generally limited to your surrender value less the periodic fees and charges to your next policy anniversary.<br>• When you take a loan we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account.<br>• We credit amounts held in the loan account with interest at an annual rate no less than 3.00% (4.00% for FirstLine II policies).<br>• We also charge interest on loans. Interest is due in arrears on each policy anniversary and accrues daily at a current annual rate of 3.75% for FirstLine policies and 4.75% for FirstLine II policies.<br>• Loans reduce your policy's death benefit and may cause your policy to lapse.<br>• Loans may have tax consequences, and you should consult with a qualified tax adviser before taking a loan against your policy's surrender value. |
| **Partial Withdrawals**<br><br>**See Partial Withdrawals, page 58.** | • After the first policy year, you may take up to 12 partial withdrawals each policy year. In certain circumstances you may take partial withdrawals during the first policy year.<br>• A partial withdrawal must be at least $100 and may not exceed the amount which leaves your surrender value less than $500.<br>• We currently charge a fee of 2.00% of the amount withdrawn, up to $25 for each partial withdrawal.<br>• Partial withdrawals may reduce the amount of base and total insurance coverage under your policy and will reduce your policy value.<br>• Partial withdrawals may also have tax consequences, and you should consult with a qualified tax adviser before taking a partial withdrawal from your policy. |
| **Surrenders**<br><br>**See Surrender, page 60.** | • You may surrender your policy for its surrender value at any time before the death of the insured person.<br>• Your surrender value is your policy value minus any surrender charge and your outstanding loan amount and accrued loan interest.<br>• Surrender charges apply for the first fourteen years of each segment of base insurance coverage. Surrender charges are level for the first seven years then decrease uniformly each year to zero at the beginning of the fifteenth year. The surrender charge is made up of two parts: an administrative surrender charge and a sales surrender charge.<br>• The administrative surrender charge rates vary by the insured person's age at the time each base insurance coverage segment is established.<br>• The sales surrender charge is based on a percentage of premium we receive. |

| Surrenders (continued) | • If you decrease your base insurance coverage, surrender charges are assessed against the policy value. If there are multiple coverage segments, the decrease and surrender charges will be processed on a pro rata basis.<br>• If the surrender charge exceeds your net policy value, there will be no proceeds paid to you upon surrender.<br>• All insurance coverage ends on the date we receive your surrender request in good order.<br>• If you surrender your policy it cannot be reinstated.<br>• Surrendering the policy may have tax consequences, and you should consult with a qualified tax adviser before surrendering your policy. |
|---|---|
| **Reinstatement**<br><br>**See Reinstatement, page 61.** | • You may reinstate your policy (other than the death benefit guarantee) and riders within five years of lapse if you still own the policy and did not surrender it and the insured person is still insurable.<br>• You will need to pay the required reinstatement premium.<br>• If you had an outstanding loan when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse.<br>• When we reinstate your policy, we reinstate the surrender charges for the amount and time remaining when your policy lapsed.<br>• A policy that is reinstated more than 90 days after lapsing may be considered a modified endowment contract for tax purposes.<br>• Reinstating your policy may have tax consequences, and you should consult with a qualified tax adviser before reinstating your policy. |

## Factors You Should Consider Before Purchasing a Policy

The decision to purchase a policy should be discussed with your agent/registered representative. Make sure you understand the policy's investment options, its other features and benefits, its risks and the fees and charges you will incur when, together with your agent/registered representative, you consider an investment in the policy.

| **Life Insurance Coverage** | • The policy is not a short-term savings vehicle and should be purchased only if you need life insurance coverage. Evaluate your need for life insurance coverage before purchasing a policy.<br>• You should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time. |
|---|---|
| **Fees and Charges**<br><br>**See *Fees and Charges*, page 27.** | • In the early policy years the surrender charge may exceed the policy value because the surrender charge may be more than the cumulative premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.<br>• The policy's fees and charges reflect the costs associated with its features and benefits, the services we render, the expenses we expect to incur and the risks we assume under the policy.<br>• We believe that the policy's fees and charges, in the aggregate, are reasonable, but before purchasing a policy you should compare the value that the policy's various features and benefits and the available services have to you, given your particular circumstances, with the fees and charges associated with those features, benefits and services. |
| **Lapse**<br><br>**See Lapse, page 61.** | • Your policy may lapse and your insurance coverage under the policy may terminate if on any monthly processing date:<br>  ▷ The no-lapse guarantee or the death benefit guarantee is not in effect; and<br>  ▷ Your surrender value is not enough to pay the periodic fees and charges when due.<br>• If you meet these conditions, we will send you notice and give you a 61 day grace period to make a sufficient premium payment.<br>• If you do not make a sufficient premium payment by the end of the 61 day grace period, your life insurance coverage will terminate and your policy will lapse without value.<br>• Partial withdrawals and loans have an adverse impact on your surrender value. Before taking a partial withdrawal or loan consider its effect on your ability to keep your policy from lapsing. |

| | |
|---|---|
| **Exchanges**<br><br>See *Purchasing a Policy*, **page 23.** | • Replacing your existing life insurance policy(ies) and/or annuity contracts with the policy described in this prospectus may not be beneficial to you.<br>• Before purchasing a policy, determine whether your existing policy(ies) and/or contracts will be subject to fees or penalties upon surrender or cancellation.<br>• Also compare the fees, charges, coverage provisions and limitations, if any, of your existing policy(ies) and/or contracts with those of the policy described in this prospectus. |
| **Investment Risk**<br><br>See The Variable Account, **page 18.** | • You should evaluate the policy's long-term investment potential and risks before purchasing a policy.<br>• For amounts you allocate to the subaccounts of the variable account:<br>  ▷ Your values will fluctuate with the markets, interest rates and the performance of the underlying funds;<br>  ▷ You assume the risk that your values may decline or may not perform to your expectations;<br>  ▷ Your policy could lapse without value or you may be required to pay additional premium because of poor fund performance;<br>  ▷ Each fund has various investment risks, and some funds are riskier than others;<br>  ▷ You should read each fund's prospectus and understand the risks associated with the fund before allocating your premiums to its corresponding subaccount; and<br>  ▷ There is no assurance that any fund will achieve its stated investment objective.<br>• For amounts you allocate to the fixed account:<br>  ▷ Interest rates we declare will change over time; and<br>  ▷ You assume the risk that interest rates may decline, although never below the guaranteed minimum annual rate of 3.00% (4.00% for FirstLine II policies). |
| **Taxation**<br><br>See **TAX CONSIDERATIONS,** **page 62.** | • Under current federal income tax law, death benefits of life insurance policies generally are not subject to income tax. In order for this treatment to apply, the policy must qualify as a life insurance contract. We believe it is reasonable to conclude that the policy will qualify as a life insurance contract.<br>• Assuming the policy qualifies as a life insurance contract under current federal income tax law, your policy earnings are generally not subject to income tax as long as they remain within your policy. Depending on your circumstances, however, the following events may have tax consequences for you:<br>  ▷ Reduction in the amount of your insurance coverage;<br>  ▷ Partial withdrawals;<br>  ▷ Loans;<br>  ▷ Surrender;<br>  ▷ Lapse; and<br>  ▷ Reinstatement.<br>• In addition, if your policy is a modified endowment contract, a partial withdrawal, surrender or a loan against or secured by the policy will cause income taxation to the extent of any gain in the policy. A penalty tax may be imposed on a distribution from a modified endowment contract as well.<br>• There is always the possibility that the tax treatment of the policy could be changed by legislation or otherwise. You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.<br>• **Consult with a qualified legal or tax adviser before you purchase a policy.** |
| **Sales Compensation**<br><br>See *Distribution of the Policy*, **page 75.** | • We pay compensation to broker/dealers whose registered representatives sell the policy.<br>• Broker/dealers may be able to choose to receive their compensation under various payment options, but their choice will not affect the fees and charges you will pay for the policy.<br>• We generally pay more compensation on premiums paid for base insurance coverage than we do on premiums paid for coverage under the Adjustable Term Insurance Rider. Talk to your agent/representative about the right blend of base coverage and Adjustable Term Insurance Rider coverage for you. |
| **Other Products** | • We and our affiliates offer other insurance products that may have different features, benefits, fees and charges. These other products may better match your needs.<br>• Contact your agent/registered representative if you would like information about these other products. |

## *Fees and Charges*

The following tables describe the fees and charges you will pay when buying, owning and surrendering the policy.

**Transaction Fees and Charges.** The following table describes the fees and charges deducted at the time you buy the policy, make a partial withdrawal or surrender your policy. **See Transaction Fees and Charges, page 28.**

| Charge | When Deducted | Amount Deducted |
|---|---|---|
| **Tax Charges** | • Deducted when you make a premium payment. | • 2.50% of each premium payment for state and local taxes.<br>• 1.50% of each premium payment for estimated federal income tax treatment of deferred acquisition costs. |
| **Sales Charge** | • Deducted when you make a premium payment. | • Percentage of premium paid based on segment issue age -<br> ▷ 4.25% for ages 60-85.<br> ▷ 3.25% for ages 50-59.<br> ▷ 2.25% for ages 0-49. |
| **Partial Withdrawal Fee** | • Deducted when you take a partial withdrawal. | • 2.00% of the amount withdrawn, up to $25. |
| **Surrender Charge** [1] | • Deducted during the first fourteen segment years when you surrender your policy, decrease your base insurance coverage, take a partial withdrawal which decreases your base insurance coverage or allow your policy to lapse. | Administrative Surrender Charge -<br>• Minimum Rates - $2.50 per $1,000 of base insurance coverage.<br>• Maximum Rates - $6.50 per $1,000 of base insurance coverage.<br>• Rates for a representative insured person - $3.50 per $1,000 of base insurance coverage. The representative insured person is age 45.<br><br>Sales Surrender Charge - The lesser of:<br>• 50.00% of total premium up to target premium for each segment without substandard ratings ("standard target premium"); or<br>• 25.00% of standard target premium; plus 5.00% of total premium in excess of standard target premium during the first seven segment years. |
| **Excess Illustration Fee** | • Deducted each time you request an illustration after the first each policy year. | • $25 - maximum.<br>• $0 - current. |

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[1] The administrative surrender charge rates shown are for the first year. The rates that apply to you depend on the insured person's age on each segment date. **See Surrender Charge, page 29 for the rates that apply to you**.

**Periodic Fees and Charges.** The following table describes the fees and charges deducted each day or each month on the monthly processing date, not including fund fees and expenses. **See Periodic Fees and Charges, page 31.**

| Charge | When Deducted | Amount Deducted |
|---|---|---|
| **Cost of Insurance Charge** [2] | • On the monthly processing date. | **For FirstLine Policies -**<br>• Minimum Rates per $1,000 of base insurance coverage -<br>  ▷ $0.04 - current.<br>  ▷ $0.06 – guaranteed.<br>• Maximum Rates per $1,000 of base insurance coverage -<br>  ▷ $3.40 - current.<br>  ▷ $15.82 - guaranteed.<br>• Rates for a representative insured person per $1,000 of base insurance coverage -<br>  ▷ $0.19 - current.<br>  ▷ $0.28 - guaranteed.<br>  ▷ The representative insured person is a male, age 45 in the no tobacco risk class.<br><br>**For FirstLine II Policies -**<br>• Minimum Rates per $1,000 of base insurance coverage -<br>  ▷ $0.02 - current.<br>  ▷ $0.06 - guaranteed.<br>• Maximum Rates per $1,000 of base insurance coverage -<br>  ▷ $4.31 - current.<br>  ▷ $12.91 – guaranteed.<br>• Rates for a representative insured person per $1,000 of base insurance coverage -<br>  ▷ $0.19 - current.<br>  ▷ $0.38 - guaranteed.<br>  ▷ The representative insured person is a male, age 45 in the preferred no tobacco risk class. |
| **Mortality & Expense Risk Charge** [3] | • Daily and included in the daily unit value calculation. | • 0.002% daily (.75% annually) of policy value invested in the variable account. |
| **Policy Charge** | • On the monthly processing date. | • $10 per month in policy years 1-3. |

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[2] The minimum and maximum rates shown are for an insured person in the standard risk class. The cost of insurance rates shown are for the first policy year. The rates have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. The rates that apply to you depend on the amount of your base insurance coverage and the insured person's age, gender, policy duration and risk class and generally increase each year after the first segment year. Different cost of insurance rates will apply to each segment of base insurance coverage. A segment or coverage segment is a block of insurance coverage. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you. The guaranteed maximum cost of insurance rates for an insured person in the substandard risk class is $83.33 per $1,000 of base insurance coverage.

[3] The daily mortality and expense risk charge rate has been rounded to the nearest one thousandth of one percent. See **Mortality and Expense Risk Charge**, page 31 for the daily rate without rounding.

**Periodic Fees and Charges** (continued)

| Charge | When Deducted | Amount Deducted |
|---|---|---|
| **Administrative Charge** [4] | • On the monthly processing date. | **For FirstLine Policies -**<br>• $3 per month plus $0.01 per $1,000 of base insurance coverage (or total insurance coverage, if greater), up to $18.<br>**For FirstLine II Policies -**<br>• $3 per month plus $0.03 per $1,000 of base insurance coverage (or total insurance coverage, if greater). This charge is currently capped at $33 per month. |
| **Death Benefit Guarantee Charge** (if selected) | • On the monthly processing date. | **Assessed on FirstLine policies only -**<br>• $0.005 per $1,000 of base insurance coverage during the guarantee period - current.<br>• $0.01 per $1,000 of base insurance coverage during the guarantee period - maximum. |
| **Loan Interest Charge** | • Accrues daily but is due in arrears on each policy anniversary. | • 3.75% per annum of the loan amount for FirstLine policies.<br>• 4.75% per annum of the loan amount for FirstLine II policies. |

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[4]  The rate per $1,000 of base insurance coverage (or total insurance coverage, if greater) has been rounded to the nearest penny. **See Administrative Charge, page 31 for the rate without rounding.**

**Optional Rider Fees and Charges.** The following table describes the charges deducted if you elect any of the optional rider benefits. **See Optional Rider Fees and Charges, page 33.**

| Charge | When Deducted | Amount Deducted |
|---|---|---|
| **Accidental Death Benefit Rider** [5]<br><br>This rider is not available with FirstLine II policies. | • On the monthly processing date. | • Minimum Rates - $0.06 per $1,000 of rider benefit.<br>• Maximum Rates - $0.11 per $1,000 of rider benefit.<br>• Rates for a representative insured person - $0.06 per $1,000 of rider benefit. The representative insured person is age 40. |
| **Additional Insured Rider** [5, 6] | • On the monthly processing date. | **For FirstLine Policies -**<br>• Minimum Rates per $1,000 of rider benefit -<br>  ▷ $0.05 - current.<br>  ▷ $0.06 - guaranteed.<br>• Maximum Rates per $1,000 of rider benefit -<br>  ▷ $6.65 - current.<br>  ▷ $14.52 - guaranteed.<br>• Rates for a representative insured person per $1,000 of rider benefit -<br>  ▷ $0.05 - current.<br>  ▷ $0.17 - guaranteed.<br>  ▷ The representative insured person is a female, age 40 in the no tobacco risk class.<br><br>**For FirstLine II Policies -**<br>• Minimum Rates per $1,000 of rider benefit -<br>  ▷ $0.02 - current.<br>  ▷ $0.06 - guaranteed.<br>• Maximum Rates per $1,000 of rider benefit -<br>  ▷ $2.63 - current.<br>  ▷ $12.91 – guaranteed.<br>• Rates for a representative insured person per $1,000 of rider benefit -<br>  ▷ $0.11 - current.<br>  ▷ $0.30 - guaranteed.<br>  ▷ The representative insured person is a female, age 45 in the no tobacco risk class. |

---

[5]   The rates shown are for the first policy year. The rates for a particular rider depend on various factors that may include the insured person's age, gender, policy duration and/or risk class. Rates generally increase each year after the first policy year. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

[6]   The rates shown have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. You should contact your agent/registered representative for information about the rates that apply to you.

## Optional Rider Fees and Charges (continued)

| Charge | When Deducted | Amount Deducted |
|---|---|---|
| **Adjustable Term Insurance Rider** [7, 8] | • On the monthly processing date. | **For FirstLine Policies -**<br>• Minimum Rates per $1,000 of rider benefit -<br>  ▷ $0.02 - current.<br>  ▷ $0.06 - guaranteed.<br>•  Maximum Rates per $1,000 of rider benefit -<br>  ▷ $1.89 - current.<br>  ▷ $14.52 - guaranteed.<br>• Rates for a representative insured person per $1,000 of rider benefit -<br>  ▷ $0.05 - current.<br>  ▷ $0.28 - guaranteed.<br>  ▷ The representative insured person is a male, age 45 in the no tobacco risk class.<br><br>**For FirstLine II Policies -**<br>• Minimum Rates per $1,000 of rider benefit -<br>  ▷ $0.01 - current.<br>  ▷ $0.06 - guaranteed.<br>• Maximum Rates per $1,000 of rider benefit -<br>  ▷ $2.67 - current.<br>  ▷ $12.91 – guaranteed.<br>• Rates for a representative insured person per $1,000 of rider benefit -<br>  ▷ $0.04 - current.<br>  ▷ $0.38 - guaranteed.<br>  ▷ The representative insured person is a male, age 45 in the preferred no tobacco risk class. |
| **Children's Insurance Rider**<br><br>This rider is not available with FirstLine II policies. | • On the monthly processing date. | • $0.61 per $1,000 of rider benefit. |

---

[7] The rates shown are for the first policy year. The rates for a particular rider depend on various factors that may include the insured person's age, gender, policy duration and/or risk class. Rates generally increase each year after the first policy year. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

[8] The rates shown have been rounded to the nearest penny. Consequently, the actual rates are either more or less than these rounded rates. You should contact your agent/registered representative for information about the rates that apply to you.

**Optional Rider Fees and Charges** (continued)

| Charge | When Deducted | Amount Deducted |
|---|---|---|
| **Guaranteed Insurability Rider** [9]<br><br>This rider is not available with FirstLine II policies or with FirstLine policies issued on or after May 1, 1998. | • On the monthly processing date. | • Minimum Rates - $0.05 per $1,000 of rider benefit.<br>• Maximum Rates - $0.55 per $1,000 of rider benefit.<br>• Rates for a representative insured person - $0.05 per $1,000 of rider benefit. The representative insured person is age 10. |
| **Waiver of Cost of Insurance Rider** [9] | • On the monthly processing date. | **For FirstLine Policies -**<br>• Minimum Rates - $6.20 per $100 of rider coverage.<br>• Maximum Rates - $15.23 per $100 of rider coverage.<br>• Rates for a representative insured person - $7.43 per $100 of rider coverage. The representative insured person is age 40.<br><br>**For FirstLine II Policies -**<br>• Minimum Rates - $6.23 per $100 of rider coverage.<br>• Maximum Rates - $15.23 per $100 of rider coverage.<br>• Rates for a representative insured person - $7.43 per $100 of rider coverage. The representative insured person is age 40. |
| **Waiver of Specified Premium Rider** [9] | • On the monthly processing date. | **For FirstLine Policies -**<br>• Minimum Rates - $1.70 per $100 of rider coverage.<br>• Maximum Rates - $8.30 per $100 of rider coverage.<br>• Rates for a representative insured person - $3.00 per $100 of rider coverage. The representative insured person is age 40.<br><br>**For FirstLine II Policies -**<br>• Minimum Rates - $1.70 per $100 of rider coverage.<br>• Maximum Rates - $16.60 per $100 of rider coverage.<br>• Rates for a representative insured person - $3.00 per $100 of rider coverage. The representative insured person is age 40. |

---

[9]   The rates shown are for the first policy year. The rates for a particular rider depend on various factors that may include the insured person's age, gender, policy duration and/or risk class. Rates generally increase each year after the first policy year. The rates for the representative insured person listed above may be more or less than you will pay, and you should contact your agent/registered representative for information about the rates that apply to you.

**Fund Fees and Expenses.** The following table shows the minimum and maximum total gross annual fund expenses that you may pay during the time you own the policy. Fund expenses vary from fund to fund and may change from year to year. **For more detail about a fund's fees and expenses, review the fund's prospectus. See also Fund Fees and Expenses, page 34.**

| | Minimum | Maximum |
|---|---|---|
| **Total Gross Annual Fund Expenses** [10] (deducted from fund assets) | 0.27% | 1.93% |

Total gross annual fund expenses are deducted from amounts that are allocated to the fund. They include management fees and other expenses and may include distribution (12b-1) fees. Other expenses may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Distribution (12b-1) fees are used to finance any activity that is primarily intended to result in the sale of fund shares.

If a fund is structured as a "fund of funds," total gross annual fund expenses also include the fees associated with the fund or funds in which it invests. Because of this a fund that is structured as a "fund of funds" may have higher fees and expenses than a fund that invests directly in debt and equity securities. **For a list of the "fund of funds" available through the policy, see the chart of funds available through the variable account on page 19.**

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[10]     Some funds which are available through the policy have contractual arrangements to waive and/or reimburse certain fund fees and expenses. The minimum and maximum total gross annual fund expenses shown above do not reflect any of these waiver and/or reimbursement arrangements.

# How the Policy Works



**Your Premium**
You make a premium payment.

**We deduct from each premium payment:**
•Tax Charges.
•Sales Charge.

**Net Premium**
We allocate the net premium to the investment options you choose.

**Fixed Account**
Amounts you allocate are held in our general account and earn a fixed rate of interest.

**Variable Account**
Amounts you allocate are held in sub-accounts of the variable account. The sub-accounts invest in the

**The funds deduct:**
•Investment Management Fees.
•12b-1 Fees.
•Other expenses.

•Persistency refund.

**We deduct transaction fees and charges from your policy value:**
•Partial Withdrawal Fee.
•Surrender Charge.
•Excess Illustration Fee.

**Policy Value**
Your policy value equals the sum of your fixed account, variable account and loan account values.

**We deduct periodic fees and charges from your policy value:**
•Mortality and Expense Risk Charge.
•Policy Charge.
•Administrative Charge.
•Cost of Insurance Charge.

**Loan Account**
An amount equal to any loan you take is set aside as collateral for policy loans.

**We deduct fees and charges from your policy value for the optional benefits and riders you select.**

**Loans**
We charge interest on any outstanding loan amount.

**Interest Credited**
We credit interest to the amount held in the loan account.

# THE COMPANY, THE VARIABLE ACCOUNT AND THE FIXED ACCOUNT

## *Security Life of Denver Insurance Company*

We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado. We are admitted to do business in the District of Columbia and all states except New York. Our headquarters is at 1290 Broadway, Denver, Colorado 80203.

We are a wholly owned indirect subsidiary of ING Groep N.V., a global financial institution active in the fields of insurance, banking and asset management. ING Groep N.V. is headquartered in Amsterdam, The Netherlands. Although we are an indirect subsidiary of ING Groep N.V., ING Groep N.V. is not responsible for the obligations under the policy. The obligations under the policy are solely the responsibility of Security Life of Denver Insurance Company.

### Regulatory Developments - The Company and the Industry

As with many financial services companies, Security Life and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the company and its affiliates have been and are providing full cooperation.

**Insurance and Retirement Plan Products and Other Regulatory Matters** The New York Attorney General (the "NYAG"), other federal and state regulators and self-regulatory agencies are also conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request. Some of these matters could result in regulatory action involving the company or certain of its U.S. affiliates.

These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the company is engaged.

In light of these and other developments, U.S. affiliates of ING, including the company, periodically review whether modifications to their business practices are appropriate.

**Investment Product Regulatory Issues.** Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain subsidiaries of ING, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the company with the SEC pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to the company or certain affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject the company or certain affiliates to adverse consequences, including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S.-based operations, including the company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or the employees of its subsidiaries or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S.-based operations, including the company.

**Product Regulation.** Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws, and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities. Specifically, U.S. federal income tax law imposes certain requirements relating to product design, administration and investments that are conditions for beneficial tax treatment of such products under the Internal Revenue Code. **See TAX CONSIDERATIONS, page 62, for further discussion of some of these requirements.** Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance product design, offering and distribution, and administration. Failure to meet any of these complex tax, securities or insurance requirements could subject the company to administrative penalties, unanticipated remediation or other claims and costs.

## *The Investment Options*

You may allocate your premium payments to any of the available investment options. These options include subaccounts of the variable account and the fixed account. The investment performance of a policy depends on the performance of the investment options you choose.

### The Variable Account

> In the policy the "variable account" is referred to as the "Separate Account."

We established Security Life Separate Account L1 (the "variable account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado. It is a unit investment trust, registered with the SEC under the Investment Company Act of 1940, as amended ("1940 Act").

We own all of the assets of the variable account and are obligated to pay all amounts due under a policy according to the terms of the policy. Income, gains and losses credited to, or charged against, the variable account reflect the investment experience of the variable account and not the investment experience of our other assets. Additionally, Colorado law provides that we cannot charge the variable account with liabilities arising out of any other business we may conduct. This means that if we ever became insolvent, the variable account assets will be used first to pay variable account policy claims. Only if variable account assets remain after these claims have been satisfied can these assets be used to pay owners of other policies and creditors.

The variable account is divided into subaccounts. Each subaccount invests in a corresponding fund. When you allocate premium payments to a subaccount, you acquire accumulation units of that subaccount. You do not invest directly in or hold shares of the funds when you allocate premium payments to the subaccounts of the variable account.

**Funds Available Through the Variable Account.** The following chart lists the funds that are available through the variable account. For additional information about each fund's investment adviser/subadviser and investment objective, see Appendix B to this prospectus. More detailed information about each fund can be found in each fund's current prospectus.

Certain funds that are available through the variable account are structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. The "fund of funds" available through the policy are identified in the following chart.

- American Funds – Growth Fund (Class 2)
- American Funds – Growth-Income Fund (Class 2)
- American Funds – International Fund (Class 2)
- Fidelity® VIP Contrafund® Portfolio (Service Class)
- Fidelity® VIP Equity-Income Portfolio (Service Class)
- ING AllianceBernstein Mid Cap Growth Portfolio (Class I)
- ING BlackRock Large Cap Growth Portfolio (Class I)
- ING Evergreen Health Sciences Portfolio (Class I)
- ING Evergreen Omega Portfolio (Class I)
- ING FMRSM Diversified Mid Cap Portfolio (Class I)
- ING FMRSM Large Cap Growth Portfolio (Class I)
- ING Global Resources Portfolio (Class I)
- ING JPMorgan Emerging Markets Equity Portfolio (Class I)
- ING JPMorgan Small Cap Core Equity Portfolio (Class I)
- ING JPMorgan Value Opportunities Portfolio (Class I)
- ING Julius Baer Foreign Portfolio (Class I)
- ING Legg Mason Value Portfolio (Class I)
- ING LifeStyle Aggressive Growth Portfolio (Class I)*
- ING LifeStyle Growth Portfolio (Class I)*
- ING LifeStyle Moderate Growth Portfolio (Class I)*
- ING LifeStyle Moderate Portfolio (Class I)*
- ING Limited Maturity Bond Portfolio (Class S)
- ING Liquid Assets Portfolio (Class I)
- ING MarketStyle Growth Portfolio (Class I)*
- ING MarketStyle Moderate Growth Portfolio (Class I)*
- ING MarketStyle Moderate Portfolio (Class I)*
- ING Marsico Growth Portfolio (Class I)
- ING Marsico International Opportunities Portfolio (Class I)
- ING MFS Total Return Portfolio (Class I)
- ING MFS Utilities Portfolio (Class S)
- ING Oppenheimer Main Street Portfolio® (Class I)
- ING Pioneer Fund Portfolio (Class I)
- ING Pioneer Mid Cap Value Portfolio (Class I)

- ING Stock Index Portfolio (Class I)
- ING T. Rowe Price Capital Appreciation Portfolio (Class I)
- ING T. Rowe Price Equity Income Portfolio (Class I)
- ING UBS U.S. Allocation Portfolio (Class S)
- ING Van Kampen Growth and Income Portfolio (Class S)
- ING VP Index Plus International Equity Portfolio (Class S)
- ING Wells Fargo Small Cap Disciplined Portfolio (Class S)
- ING Baron Small Cap Growth Portfolio (I Class)
- ING Columbia Small Cap Value II Portfolio (I Class)
- ING JP Morgan Mid Cap Value Portfolio (I Class)
- ING Lord Abbett U.S. Government Securities Portfolio (I Class)
- ING Neuberger Berman Partners Portfolio (I Class)
- ING Neuberger Berman Regency Portfolio (I Class)
- ING Oppenheimer Global Portfolio (I Class)
- ING Oppenheimer Strategic Income Portfolio (S Class)
- ING PIMCO Total Return Portfolio (I Class)
- ING T. Rowe Price Diversified Mid Cap Growth Portfolio (I Class)
- ING UBS U.S. Large Cap Equity Portfolio (I Class)
- ING Van Kampen Comstock Portfolio (I Class)
- ING Van Kampen Equity and Income Portfolio (I Class)
- ING VP Balanced Portfolio (Class I)
- ING VP Intermediate Bond Portfolio (Class I)
- ING VP Index Plus LargeCap Portfolio (Class I)
- ING VP Index Plus MidCap Portfolio (Class I)
- ING VP Index Plus SmallCap Portfolio (Class I)
- ING VP High Yield Bond Portfolio (Class I)
- ING VP Real Estate Portfolio (Class S)
- ING VP SmallCap Opportunities Portfolio (Class I)
- Neuberger Berman AMT Socially Responsive Portfolio® (Class I)

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\* These funds are structured as "fund of funds." See the Fund Fees and Expenses table on page 14 and the Fund Fees and Expenses section on page 34 for more information about "fund of funds."

**See Appendix B to this prospectus for more information about the funds available through the variable account, including information about each fund's investment adviser/subadviser and investment objective.** Please read and retain the fund prospectuses for more information about each fund's fees and expenses, investment objective and policies and the risks associated with investing in the fund.

A fund available through the variable account is not the same as a retail mutual fund with the same or similar name. Accordingly, the management, fees and expenses and performance of a fund available through the variable account is likely to differ from a similarly named retail mutual fund.

**Voting Privileges.** We invest each subaccount's assets in shares of a corresponding fund. We are the legal owner of the fund shares held in the variable account, and we have the right to vote on certain issues. Among other things, we may vote on issues described in the fund's current prospectus or issues requiring a vote by shareholders under the 1940 Act.

Even though we own the shares, we give you the opportunity to tell us how to vote the number of shares attributable to your policy. We count fractional shares. If you have a voting interest, we send you proxy material and a form on which to give us your voting instructions.

Each fund share has the right to one vote. The votes of all fund shares are cast together on a collective basis, except on issues for which the interests of the funds differ. In these cases, voting is on a fund-by-fund basis.

Examples of issues that require a fund-by-fund vote are changes in the fundamental investment policy of a particular fund or approval of an investment advisory agreement.

We vote the shares in accordance with your instructions at meetings of the fund's shareholders. We vote any fund shares that are not attributable to policies and any fund shares for which the owner does not give us instructions in the same proportion as we vote the shares for which we did receive voting instructions. This means that instructions from a small number of shareholders can determine the outcome of a vote. There is no minimum number of shares for which we must receive instructions before we vote the shares.

We reserve the right to vote fund shares without getting instructions from policy owners if the federal securities laws, regulations or their interpretations change to allow this.

You may instruct us only on matters relating to the funds corresponding to those subaccounts in which you have invested assets as of the record date set by the fund's Board for the shareholders meeting. We determine the number of fund shares in each subaccount of your policy by dividing your variable account value in that subaccount by the net asset value of one share of the matching fund.

**Right to Change the Variable Account.** Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to our variable account with respect to some or all classes of policies:

- Change the investment objective;
- Offer additional subaccounts that will invest in funds we find appropriate for policies we issue;
- Eliminate subaccounts;
- Combine two or more subaccounts;
- Close subaccounts. We will notify you in advance by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless you provide us with alternative allocation instructions, all future premiums directed to the subaccount that was closed or is unavailable may be automatically allocated among the other subaccounts in which your policy value is allocated, on a proportionate basis. You may give us alternative allocation instructions by contacting our Customer Service Center. See also the **Transfers** section of this prospectus, page 53, for information about making subaccount allocation changes;
- Substitute a new fund for a fund in which a subaccount currently invests. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your policy;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- In the case of a substitution, the new fund may have different fees and charges than the fund it replaced;
- Transfer assets related to your policy class to another separate account;
- Withdraw the variable account from registration under the 1940 Act;
- Operate the variable account as a management investment company under the 1940 Act;
- Cause one or more subaccounts to invest in a fund other than, or in addition to, the funds currently available;
- Stop selling the policy;
- End any employer or plan trustee agreement with us under the agreement's terms;
- Limit or eliminate any voting rights for the variable account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until it is effective with the SEC and approved by the appropriate state insurance departments, if necessary. We will notify you of changes. If you wish to transfer the amount you have in the affected subaccount to another subaccount or to the fixed account, you may do so free of charge. Just notify us at our Customer Service Center.

### The Fixed Account

You may allocate all or a part of your net premium and transfer your net policy value into the fixed account. We declare the interest rate that applies to all amounts in the fixed account. Although the interest rate will change over time, the interest rate will never be less than 3.00% for FirstLine policies and 4.00% for FirstLine II policies. Additionally, we guarantee that the interest rate will not change more frequently than every policy anniversary. Interest compounds daily at an effective annual rate that equals the declared rate. We credit interest to the fixed account on a daily basis. We pay interest regardless of the actual investment performance of our general account. We bear all of the investment risk for the fixed account.

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value.

The fixed account guarantees principal and is part of our general account. The general account supports our non-variable insurance and annuity obligations. We have not registered interests in the fixed account under the Securities Act of 1933, as amended ("1933 Act"). Also, we have not registered the fixed account or the general account as an investment company under the 1940 Act (because of exemptive and exclusionary provisions). This means that the general account, the fixed account and interests in it are generally not subject to regulation under these Acts.

The SEC staff has not reviewed the disclosures in this prospectus relating to the general account and the fixed account. These disclosures, however, may be subject to certain requirements of the federal securities law regarding accuracy and completeness of statements made.

# DETAILED INFORMATION ABOUT THE POLICY

This prospectus describes our standard FirstLine/FirstLine II variable universal life insurance policy. The policy provides death benefits, policy values and other features of traditional life insurance contracts. There may be variations in policy features, benefits and charges because of requirements of the state where we issue your policy. We describe all such differences in your policy.

If you would like to know about state variations, please ask your agent/registered representative. We can provide him/her with the list of variations that will apply to your policy.

We and our affiliates offer various other products with different features and terms than the policy offered through this prospectus, and that may offer some or all of the same funds. These products have different benefits, fees and charges, and may or may not better match your needs. Please note that some of the company's management personnel and certain other employees may receive a portion of their employment compensation based on the amount of policy values allocated to funds affiliated with ING. You should be aware that there may be alternative products available, and, if you are interested in learning more about these other products, contact our Customer Service Center or your agent/registered representative.

## *Purchasing a Policy*

To purchase a policy you must submit an application to us. On that application you will, among other things, select:

- The amount of your base insurance coverage (which generally must be at least $50,000);
- Your initial death benefit option;
- The death benefit qualification test to apply to your policy; and
- Any riders or optional benefits.

Additionally, on the application you will provide us with certain health and other necessary information. Upon receipt of an application, we will follow our underwriting procedures to determine whether the proposed insured person is insurable by us. Before we can make this determination, we may need to request and review medical examinations of and other information about the proposed insured person. Through our underwriting process we also determine the risk class for the insured person if the application is accepted. Risk class is based on such factors as age, gender, health and occupation of the insured person. Risk class will impact the cost of insurance rates you will pay and may also affect premiums and other policy fees, charges and benefits.

We reserve the right to reject an application for any reason permitted by law. If an application is rejected, any premium received will be returned without interest.

On the date coverage under the policy begins (the "policy date"), the person on whose life we issue the policy (the "insured person") generally can be no more than age 85 (70 for guaranteed issue policies). "Age" under the policy means the insured person's age on the birthday nearest to the policy date. From time to time, we may accept an insured person who exceeds our normal maximum age limit. We will not unfairly discriminate in determining the maximum age at issue. All exceptions to our normal limits are dependent upon our ability to obtain acceptable reinsurance coverage for our risk with an older insured. We may also set a minimum age to issue a policy.

You may request that we back-date the policy up to six months to allow the insured person to give proof of a younger age for the purposes of your policy. Except for cash on delivery policies, we generally will not reissue a policy to change the policy date.

**Important Information About the Adjustable Term Insurance Rider.** It may be to your economic advantage to include all or part of your insurance coverage under the Adjustable Term Insurance Rider. Working with your agent/registered representative, consider the factors described in the **Adjustable Term Insurance Rider** section of this prospectus, page 45, when deciding whether to include coverage under the Adjustable Term Insurance Rider and in what proportion to the total amount of coverage under your policy.

## Premium Payments

Premium payments are flexible and you may choose the amount and frequency of premium payments, within limits, including:
- We may refuse to accept any premium less than $25;
- You cannot pay additional premiums after age 100;
- We may refuse any premium that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code;
- We may refuse any premium that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgement accepting your policy as a modified endowment contract; and
- We may refuse to accept any premium that does not comply with our anti-money laundering program. **See Anti-Money Laundering, page 71.**

After we deduct the tax charges and the sales charge from your premium payments, we apply the net premium to your policy as described below.

A premium payment is received by us when it is received at our offices. After you have paid your initial premium, we suggest you send payments directly to us, rather than through your agent/registered representative, to assure the earliest crediting date.

Your initial premium must be at least equal to the sum of the scheduled premium from the policy date through the investment date. The investment date is the date we apply the net premium to your policy.

**Scheduled Premium.** You may select your scheduled (planned) premium (within our limits) when you apply for your policy. The scheduled premium, shown in your policy and schedule, is the amount you choose to pay over a stated time period. This amount may or may not be enough to keep your policy in force. You may receive premium reminder notices for the scheduled premium on a quarterly, semi-annual or annual basis. You are not required to pay the scheduled premium.

You can change the amount of your scheduled premium within our minimum and maximum limits at any time. If you fail to pay your scheduled premium or if you change the amount of your scheduled premium, your policy performance will be affected.

If you have an optional death benefit guarantee, your scheduled premium should not be less than the guarantee period annual premium shown in your policy. **See No-Lapse and Death Benefit Guarantees, page 42.**

**Unscheduled Premium Payments.** Generally speaking, you may make unscheduled premium payments at any time, however:

- We may limit the amount of an unscheduled premium payment if it would result in an increase in the amount of the base death benefit required by the federal income tax law definition of life insurance. We may require satisfactory evidence that the insured person is insurable at the time that you make the unscheduled premium payment if the base death benefit is increased due to an unscheduled premium payment;
- We may require satisfactory evidence that the insured person is insurable at the time that you make the unscheduled premium payment if an unscheduled premium payment will cause the net amount at risk to increase; and
- We will return premium payments that would cause your policy to become a modified endowment contract, unless you have acknowledged in writing the new modified endowment contract status for your policy.

**Target Premium.** Target premium is not based on your scheduled premium. Target premium is actuarially determined based on the age and gender of the insured person. The target premium is used to determine your sales charge and the sales compensation we pay. It may or may not be enough to keep your policy in force. You are not required to pay the target premium and there is no penalty for paying more or less. The target premium for your policy and additional segments is listed in your policy schedule pages.

**Minimum Annual Premium.** To qualify for the no-lapse guarantee, during each of your first three policy years you must pay at least the minimum annual premium shown in your policy. **See No-Lapse and Death Benefit Guarantees, page 42.**

We may reduce the minimum annual premium for group or sponsored arrangements, or for corporate purchasers.

**Premium Payments Affect Your Coverage.** Unless your policy is in the no-lapse guarantee period or you have an optional death benefit guarantee, your coverage lasts only as long as you have a positive surrender value that is enough to pay the periodic fees and charges due each month. If you do not meet this requirement, your policy will enter a 61-day grace period and you must make a sufficient premium payment to keep your policy from lapsing. **See Lapse, page 61.**

During the no-lapse guarantee period, we guarantee that your policy and riders will not lapse regardless of your surrender value provided your cumulative premium payments, minus any partial withdrawals and any outstanding loan amount and accrued loan interest are at least equal to your minimum annual premium. **See No-Lapse and Death Benefit Guarantees, page 42.**

If you have an optional death benefit guarantee, we guarantee that your policy will not lapse during the guarantee period provided your cumulative premium payments minus any partial withdrawals and any outstanding loan amount and accrued loan interest are at least equal to the guarantee period annual premium and your net policy value meets certain diversification requirements. **See No-Lapse and Death Benefit Guarantees, page 42.**

**Allocation of Net Premium.** Until your initial net premium is allocated as described below, we hold premiums in a general suspense account. Premiums held in this suspense account do not earn interest.

We apply the initial net premium to your policy after all of the following conditions have been met:

- We receive the required initial premium;
- All issue requirements have been received by our Customer Service Center; and
- We approve your policy for issue.

Amounts you designate for the fixed account will be allocated to that account on the investment date. If your state requires return of your premium during the free look period, we initially invest amounts you have designated for the subaccounts of the variable account in the subaccount that invests in the ING Liquid Assets Portfolio. We later transfer these amounts from this subaccount to the available subaccounts that you have selected based on your most recent premium allocation instructions, at the earlier of the following dates:

- Five days after the date we mailed your policy to you plus the length of your state free look period; or
- The date we receive your delivery receipt plus the length of your state free look period.

If your state provides for return of your policy value during the free look period (or provides no free look period), we allocate amounts you designated for the subaccounts of the variable account directly into those subaccounts.

All net premium we receive after the applicable period are allocated to your policy on the valuation date of their receipt in good order. We will allocate net premiums to the available subaccounts using your most recent premium allocation instructions specified in percentages stated to the nearest tenth and totaling 100%. If your most recent premium allocation instructions includes a fund that corresponds to a subaccount that is closed to new investment (we will notify you in advance by a supplement to this prospectus if we close a subaccount) or is otherwise unavailable, net premium received that would have been allocated to the subaccount corresponding to the closed or otherwise unavailable fund may be allocated among all the other available subaccounts in which your policy value is allocated, on a proportionate basis. If there are no other such subaccounts, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our Customer Service Center. Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 61, for more information about how to keep your policy from lapsing. See also Reinstatement, page 61, for more information about how to put your policy back in force if it has lapsed.**

## Free Look Period

You have the right to examine your policy and return it to us (for any reason) within the period shown in the policy. The period during which you have this right is called the free look period and starts on the date you receive your policy. If you return your policy to us within the free look period, we cancel it as of your policy date.

If you cancel your policy during the free look period, you will receive a refund as determined by state law. Generally, there are two types of free look refunds:

- Refund of all premium we have received from you; or
- Refund of your policy value plus a refund of all charges deducted.

The type of refund that applies in your state will be specified in your policy. The type of free look refund will affect when premium received before the end of the free look period is allocated to the subaccounts. **See Allocation of Net Premium, page 25.**

## Temporary Insurance

If you apply and qualify, we may issue temporary insurance in an amount equal to the amount of insurance coverage for which you applied, up to $1 million, which includes other in-force coverage you have with us.

Temporary insurance coverage begins when all of the following events have occurred:
- You have completed and signed our temporary insurance coverage form;
- We have received and accepted a premium payment of at least your scheduled premium (selected on your application); and
- The necessary parts of the application are complete.

Unless otherwise provided by state law, temporary insurance coverage ends on the earliest of:
- Five days after we mail the premium refund to the address on your application;
- Five days after we mail notice of termination to the address on your application;
- Your policy date;
- The date we refuse to issue a policy based on your application; or
- 90 days after you sign our temporary life insurance coverage form.

There is no death benefit under the temporary insurance coverage if any of the following events occur:
- There is a material misrepresentation in your answers on the temporary insurance coverage form;
- There is a material misrepresentation in statements on your application;
- The person or persons intended to be insured die by suicide or self-inflicted injury; or
- The bank does not honor your premium check or authorized withdrawal.

During the period of temporary insurance coverage your premium payments are held by us in a general suspense account until underwriting is completed and the policy is issued or the temporary insurance coverage otherwise ends. Premiums held in this suspense account do not earn interest and they are not allocated to the investment options available under the policy until a policy is issued. If a policy is not issued and temporary coverage ends, any premium received will be returned without interest. **See Allocation of Net Premium, page 25.**

## *Fees and Charges*

We deduct fees and charges under the policy to compensate us for:
- Providing the insurance benefits of the policy (including any rider benefits);
- Administering the policy;
- Assuming certain risks in connection with the policy; and
- Incurring expenses in distributing the policy.

The amount of a fee or charge may be more or less than the cost associated with the service or benefit. Accordingly, excess proceeds from one fee or charge may be used to make up a shortfall on another fee or charge, and we may earn a profit on one or more of these fees and charges. We may use any such profits for any proper corporate purpose, including, among other things, payment of sales expenses.

## Transaction Fees and Charges

We deduct the following transaction fees and charges from your policy value each time you make certain transactions.

**Tax Charges.** We deduct 2.5% from each premium payment to cover the total average state and local taxes we expect to pay. We pay state and local taxes in most states. These taxes vary from state to state and from jurisdiction to jurisdiction.

We deduct 1.5% from each premium payment to cover our estimated costs for the federal income tax treatment of deferred acquisition costs. This cost is determined solely by the amount of life insurance premium we receive.

We may increase or decrease the charges for taxes, within limits, if there are changes in the tax rates or tax laws.

**Sales Charge.** We deduct a sales charge from each premium payment.

| Segment Issue Age | Sales Charge Percentage |
|---|---|
| 0 - 49 | 2.25% |
| 50 - 59 | 3.25% |
| 60 - 85 | 4.25% |

When calculating your applicable sales charge, we allocate premium payments we receive after an increase in the amount of base insurance coverage to your coverage segments in the same proportion as:
- For FirstLine policies, the guideline annual premium (defined by federal income tax law) for each segment bears to the total guideline annual premium for your base insurance coverage; and
- For FirstLine II policies, the target premium for each segment bears to the total target premium of your base insurance coverage.

This charge helps compensate us for the costs associated with selling the policies, including promotional, advertising and distribution expenses.

**Partial Withdrawal Fee.** We deduct a partial withdrawal fee each time you take a partial withdrawal from your policy. The amount of this fee is 2.00% of the amount withdrawn up to $25. We deduct the partial withdrawal fee proportionately from your remaining fixed and variable account values.

This fee helps offset the expenses we incur when processing a partial withdrawal.

**Surrender Charge.** We deduct a surrender charge during the first fourteen segment years when you:
- Surrender your policy;
- Allow your policy to lapse;
- Decrease your base insurance coverage; or
- Take a partial withdrawal which decreases the amount of your base insurance coverage.

The surrender charge is made up of two parts:
- An administrative surrender charge; and
- A sales surrender charge.

Each coverage segment will have its own set of administrative and sales surrender charge rates which will apply only to that segment.

**Administrative Surrender Charge.** The administrative surrender charge varies by age at policy issue or when you add a new base coverage segment:

| Insured Person's Age | Administrative Surrender Charge per $1,000 of Base Insurance Coverage |
|---|---|
| 0 - 39 | $2.50 |
| 40 - 49 | $3.50 |
| 50 - 59 | $4.50 |
| 60 - 69 | $5.50 |
| 70 and above | $6.50 |

If during the first 14 segment years you decrease your base insurance coverage or take a partial withdrawal which causes your base insurance coverage to decrease, we will assess an administrative surrender charge in the same proportion as the decrease in your base insurance coverage. Additionally, the amount of any subsequent administrative surrender charge will decrease by this same amount.

We designed the administrative surrender charge to cover part of our administrative expenses, such as the expenses associated with:
- Processing applications;
- Establishing policy records;
- Underwriting; and
- Developing and operating our administrative systems.

**Sales Surrender Charge.** For FirstLine policies, we calculate the sales surrender charge for each segment by applying the premium you paid to each segment in the same proportion that the guideline annual premium for each segment (as defined by the federal income tax laws) has to the sum of the guideline annual premium for all segments.

For FirstLine II policies, we calculate the sales surrender charge for each segment by applying the premium you paid to each segment in the same proportion that the target premium for each segment has to the sum of the target premiums for all segments.

The sales surrender charge is:

- 25.00% of the premium we receive up to target premium for each segment without substandard ratings ("the standard target premium"); plus
- 5.00% of the premium we receive in the first seven segment years in excess of the standard target premium for that segment.

Your sales surrender charge is never greater than 50% of your base standard target premium.

We do not determine target premium based on your scheduled premium. We determine target premium actuarially, based on the age and gender of the insured person. Your policy schedule shows the initial target premium for your policy and the target premium for added segments. The schedule also shows the maximum sales surrender charge for your base insurance coverage.

If your base insurance coverage decreases, we reduce your target premium for each segment in the same proportion that we reduce your base insurance coverage. We do not do this if the reduction is a result of a death benefit option change. In that case, we will provide you a new schedule page.

If your new target premium for each segment is greater than or equal to the premium we receive for that segment, then we reduce your future maximum sales surrender charge, but we do not deduct a sales surrender charge from your policy value.

If your new target premium for each segment is less than the sum of the premium we receive for that segment, we reduce the future maximum sales surrender charge and we deduct a sales surrender charge from your policy value equal to the difference between your sales surrender charge before the decrease and your sales surrender charge after the decrease. We recalculate your new sales surrender charge as if your new target premium was always in effect for that segment.

We reduce your future maximum sales surrender charge in the same proportion that we reduce your base insurance coverage if:

- You make a decrease to your base insurance coverage more than seven years after your policy date; or
- You make a partial withdrawal from your policy which reduces the base insurance coverage and you make your request more than seven years after the date you added the additional segment.

For full surrenders, you will receive the surrender value of your policy. For decreases in the amount of base insurance coverage, the surrender charge will reduce your policy value. If there are multiple segments of base insurance coverage, the coverage decreases and surrender charges assessed will be processed on a pro rata basis.

**In the early policy years the surrender charge may exceed the policy value because the surrender charge may be more than the cumulative premiums minus policy fees and charges. Therefore, you should purchase a policy only if you intend and have the financial capability to keep the policy in force for a substantial period of time.**

The sales surrender charge helps offset the expenses we incur in issuing and distributing the policy.

**Excess Illustration Fee.** We currently do not assess this fee, but we reserve the right to assess a fee of up to $25 for each illustration of your policy values you request after the first each policy year.

This fee helps offset the costs we incur when processing requests for excess illustrations.

## Periodic Fees and Charges

We deduct the following periodic fees and charges from your policy value each day or on the monthly processing date. The monthly processing date is the same date each month as your policy date. If that date is not a valuation date, then the monthly processing date is the next valuation date.

At any time you may choose one investment option from which we will deduct your periodic fees and charges. If you do not choose the investment option or the amount in your chosen investment option is not enough to cover the periodic fees and charges, then your periodic fees and charges are taken from the subaccounts and fixed account in the same proportion that your value in each has to your net policy value.

**Mortality and Expense Risk Charge.** We deduct from your policy value a mortality and expense risk charge of 0.002055% (0.75% on an annual basis) of the amount you have invested in the subaccounts. This charge is deducted each day as part of the calculation of the daily unit values for the subaccounts and does not appear as a separate charge on your statement or confirmation.

This charge helps compensate us for the mortality and expense risks we assume when we issue a policy. The mortality risk is the risk that insured people, as a group, may live less time than we estimated. The expense risk is the risk that the costs of issuing and administering the policies and operating the subaccounts of the variable account are greater than we estimated.

**Policy Charge.** Each month we deduct a policy charge of $10 during the first three policy years.

This charge helps compensate us for the costs associated with:
- Processing applications;
- Conducting medical examinations;
- Establishing policy records; and
- Underwriting.

**Administrative Charge.** For FirstLine policies, each month we deduct an administrative charge of $3 plus $0.0125 per $1,000 of base insurance coverage (or total insurance coverage, if greater). We limit this charge to $18 each month.

For FirstLine II policies, each month we deduct an administrative charge of $3 plus $0.025 per $1,000 of base insurance coverage (or total insurance coverage, if greater). We currently limit this charge to $33 each month.

This charge helps offset the costs we incur in administering the policy, including costs associated with:

- Billing and collecting premiums;
- Processing claims and policy transactions;
- Keeping records;
- Reporting and communicating with policy owners; and
- Our overhead and other expenses.

**Cost of Insurance.** Each month we deduct a cost of insurance charge equal to our current monthly cost of insurance rates multiplied by the net amount at risk for each segment of your base insurance coverage. The net amount at risk as calculated on each monthly processing date equals the difference between:

- Your current base death benefit, discounted to take into account one month's interest earnings at an assumed 3.00% annual interest rate for FirstLine policies and 4.00% annual interest rate for FirstLine II policies; and
- Your policy value minus the periodic fees and charges due on that date, other than cost of insurance charges.

Monthly cost of insurance rates are based on the insured person's age at issue, gender, risk class and amount of insurance coverage on the policy date and each date you increase your insurance coverage (a "segment date") and the segment year. They will not, however, be greater than the guaranteed cost of insurance rates shown in the policy, which are based on the 1980 Commissioner's Standard Ordinary Sex (and, for FirstLine policies, Smoker) Distinct Mortality Tables. We will apply unisex rates where appropriate under the law. This currently includes policies issued in the state of Montana and policies issued to employers or employee organizations in connection with employment related insurance or benefit programs. The rates that apply to you will be set forth in your policy. **See the Periodic Fees and Charges table on page 9 for the minimum and maximum cost of insurance rates and the rates for a representative insured person.**

Separate cost of insurance rates apply to each segment of your insurance coverage and your riders. The maximum rates for the initial segment and each new segment of your insurance coverage will be printed in your policy schedule pages.

The cost of insurance charge varies from month to month because of changes in your net amount at risk, changes in your death benefit and the increasing age of the insured person. The net amount at risk is affected by the same factors that affect your policy value, namely:

- The net premium applied to your policy;
- The fees and charges we deduct;
- Any partial withdrawals you take;
- Interest earnings on the amounts allocated to the fixed account;
- Interest earned on amounts held in the loan account; and
- The investment performance of the funds underlying the subaccounts of the variable account.

We calculate the net amount at risk separately for each segment of your insurance coverage. We allocate the net amount at risk to segments of the base death benefit in the same proportion that each segment has to the total base death benefit for all insurance coverage as of the monthly processing date.

There are no cost of insurance charges during the continuation of coverage period.

The cost of insurance charge compensates us for the ongoing costs of providing insurance coverage, including the expected cost of paying death benefit proceeds that may be more than your policy value.

**Death Benefit Guarantee Charge.** If you have the death benefit guarantee feature and a FirstLine policy, each month during the guarantee period we currently deduct a death benefit guarantee charge of $.005 per $1,000 of base insurance coverage. We guarantee that this charge will never be more than $0.01 per $1,000 of base insurance coverage.

This charge helps compensate us for the costs associated with providing the death benefit guarantee.

## Optional Rider Fees and Charges

There may be separate fees and charges for optional rider benefits. **See the Optional Rider Fees and Charges table on page 11, and the Optional Rider Benefits section on page 44 for more information about the optional rider benefits and the applicable fees and charges.**

## Waiver and Reduction of Fees and Charges

We may waive or reduce any of the fees and charges under the policy, as well as the minimum amount of insurance coverage set forth in this prospectus. Any waiver or reduction will be based on expected economies that result in lower sales, administrative or mortality expenses. For example, we may expect lower expenses in connection with sales to:
- Certain groups or sponsored arrangements (including our employees, employees of our affiliates, our appointed sales agents and certain family members of each of these groups of individuals);
- Corporate or business policy owners/purchasers (including sales related to a corporate or business policy owner's election to substitute one insured person who is an employee for another);
- Our policyholders or the policyholders of our affiliated companies; or
- Certain groups or individuals who purchase the policy through investment professionals who charge a fee for their services.

Any variation in fees and charges will be based on differences in costs or services and our rules in effect at the time. We may change our rules from time to time, but we will not unfairly discriminate in any waiver or reduction.

**Fund Fees and Expenses**

As shown in the fund prospectuses and described in the Fund Fees and Expenses table on page 14 of this prospectus, each fund deducts management fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the company and its affiliates, for administrative and policy owner services provided on behalf of the fund. Furthermore, certain funds may deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. **For a more complete description of the funds' fees and expenses, review each fund's prospectus.**

The company or its U.S. affiliates receive substantial revenue from each of the funds or the funds' affiliates, although the amount and types of revenue vary with respect to each of the funds offered through the policy. This revenue is one of several factors we consider when determining the policy fees and charges and whether to offer a fund through our policies. **Fund revenue is important to the company's profitability, and it is generally more profitable to offer affiliated funds than to offer unaffiliated funds.**

In terms of total dollar amounts received, the greatest amount of revenue generally comes from assets allocated to funds managed by Directed Services LLC or other company affiliates, which funds may or may not also be subadvised by another company affiliate. Assets allocated to funds managed by a company affiliate but subadvised by unaffiliated third parties generally generate the next greatest amount of revenue. Finally, assets allocated to unaffiliated funds generate the least amount of revenue. The company expects to make a profit from this revenue to the extent it exceeds the company's expenses, including the payment of sales compensation to our distributors.

**Types of Revenue Received from Affiliated Funds.** Affiliated funds are (a) funds managed by Directed Services LLC or other company affiliates, which funds may or may not also be subadvised by another company affiliate; and (b) funds managed by a company affiliate but that are subadvised by unaffiliated third parties.

Revenues received by the company from affiliated funds may include:
- A share of the management fee deducted from fund assets;
- Service fees that are deducted from fund assets;
- For certain share classes, the company or its affiliates may also receive compensation paid out of 12b-1 fees that are deducted form fund assets; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the company or a percentage of the fund's management fees.

These revenues may be received as cash payments or according to a variety of financial accounting techniques that are used to allocate revenue and profits across the organization. In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fees has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the company.

**Types of Revenue Received from Unaffiliated Funds.** Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant. Revenues received by the company from unaffiliated funds and/or their affiliates may include:

- For certain funds, compensation paid from 12b-1 fees or service fees that are deducted from fund assets; and
- Additional payments for administrative, recordkeeping or other services that we provide to the funds or their affiliates, such as processing purchase and redemption requests and mailing fund prospectuses, periodic reports and proxy materials. These additional payments may be used by us to finance distribution of the policy.

These revenues are received as cash payments, and if the three unaffiliated fund families currently offered through the policy were individually ranked according to the total amount they paid to the company or its affiliates in 2006, that ranking would be as follows:

- Fidelity® Variable Insurance Product Portfolios;
- American Funds Insurance Series; and
- Neuberger Berman AMT Portfolios®.

If the revenues received from affiliated funds were included in this list, payments from Directed Services LLC and other company affiliates would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may make fixed dollar payments to help expense offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunity to host due diligence meetings for representatives and wholesalers.

Certain funds may be structured as "fund of funds." These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds are affiliated funds, and the underlying funds in which they invest may be affiliated funds as well. The fund prospectuses disclose the aggregate annual operating expenses of each portfolio and its corresponding underlying fund or funds. The "fund of funds" available through the policy are identified in the list of funds available through the variable account on page 19.

Please note that certain management personnel and other employees of the company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. ***See Distribution of the Policy,*** **page 75.**

## *Death Benefits*

You decide the amount of life insurance protection you need, now and in the future. Generally, we require a minimum of $50,000 of base insurance coverage to issue your policy. We may lower this minimum for certain group, sponsored or corporate purchasers. The amount of insurance coverage in effect on your policy date is your initial coverage segment. If you have an Adjustable Term Insurance Rider, at issue we restrict the amount of the rider benefit to no more than nine times your base insurance coverage.

It may be to your economic advantage to include part of your insurance coverage under the Adjustable Term Insurance Rider. **See Important Information About the Adjustable Term Insurance Rider, page 24.**

### Changes in the Amount of Your Insurance Coverage

Subject to certain limitations, generally you may change the amount of your insurance coverage after the first policy year (first monthly processing date for an increase). The change will be effective on the next monthly processing date after we approve your written request.

There may be underwriting or other requirements that must be met before we will approve a change. After we approve your request to change the amount of insurance coverage under the policy, we will send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our Customer Service Center so that we can make this change for you.

Changes in the amount of your insurance coverage must be for at least $1,000.

A coverage segment or segment is a block of insurance coverage. A requested increase in base insurance coverage will cause a new coverage segment to be created. Once we create a new segment, it is permanent unless law requires differently.

Each new segment will have:
- A new sales charge;
- New cost of insurance charges, guaranteed and current;
- A new incontestability period;
- A new suicide exclusion period;
- A new target premium;
- A new minimum annual premium during the no-lapse guarantee period; and
- A new surrender charge.

If a death benefit option change causes the amount of base insurance coverage to increase, no new segment is created. Instead, the size of each existing segment(s) is (are) changed. If it causes the amount of base insurance coverage to decrease, each segment is decreased.

In determining the net amount at risk for each coverage segment we allocate the net amount at risk among the base coverage segments in the same proportion that each segment bears to the total amount of base insurance coverage.

You may not decrease the amount of your insurance coverage below the minimum we require to issue you a policy. Decreases in insurance coverage may result in:

- Surrender charges on the amount of the decrease;
- Reduced target premium amounts; and
- Reduced cost of insurance charges.

Requested reductions in the amount of insurance coverage will first decrease your total insurance coverage amount. We decrease your base insurance coverage amount only after your Adjustable Term Insurance Rider coverage is reduced to zero. If you have more than one segment, we divide decreases in base coverage among your coverage segments pro rata unless law requires differently.

We reserve the right not to approve a requested change in your insurance coverage that would disqualify your policy as life insurance under Section 7702 of the Internal Revenue Code. In addition, we may refuse to approve a requested change in your insurance coverage that would cause your policy to become a modified endowment contract under Section 7702A of the Internal Revenue Code without your prior written acknowledgment accepting your policy as a modified endowment contract. Decreasing the amount of insurance coverage under your policy could cause your policy to be considered a modified endowment contract. If this happens, prior and subsequent distributions from the policy (including loans) may be subject to adverse tax treatment. You should consult a qualified tax adviser before changing your amount of insurance coverage. **See Modified Endowment Contracts, page 64.**

## Continuation of Coverage

The continuation of coverage feature automatically continues your insurance coverage in force beyond the policy anniversary nearest the insured person's 100[th] birthday (the "continuation of coverage period"), unless prohibited by state law. If you do not surrender your policy before this date, on this date:

- The amount of your total insurance coverage becomes your base insurance coverage amount;
- Death benefit options 2 and 3 are converted to death benefit Option 1, if applicable;
- All riders are terminated;
- Your net policy value is transferred into the fixed account and subsequent transfers into the subaccounts are not allowed; and
- Dollar cost averaging and automatic rebalancing programs are terminated.

Your insurance coverage continues in force until the death of the insured person, unless the policy lapses or is surrendered. However:

- We accept no further premium payments; and
- We deduct no further fees and charges except transaction fees and charges, if applicable.

Partial withdrawals and loans are allowed during the continuation of coverage period. If we pay a persistency refund on the fixed account, it will be credited to your policy. If you have an outstanding loan, interest continues to accrue. If you fail to make sufficient loan or loan interest payments, it is possible that the outstanding loan amount plus accrued loan interest may become greater than your policy value and cause your policy to lapse. To avoid lapse, you may repay the loan and loan interest during the continuation of coverage period.

If you wish to stop coverage during the continuation of coverage period, you may surrender your policy and receive the net policy value. There is no surrender charge during this period. All other normal consequences of surrender apply. **See Surrender, page 60.**

The continuation of coverage feature is not available in all states. If a state has approved this feature, it is automatic under your policy. In certain states the death benefit during the continuation of coverage period is the net policy value. Contact your agent/registered representative or our Customer Service Center to find out if this feature is available in your state and which type of death benefit applies in your state.

**The tax consequences of coverage continuing beyond the insured person's 100th birthday are uncertain. You should consult a qualified tax adviser as to those consequences. See Continuation of a Policy, page 66.**

## Death Benefit Qualification Tests

In the policy the "guideline premium test" is referred to as the "Guideline Premium/Cash Value Corridor Test."

The death benefit proceeds are generally not subject to federal income tax if your policy continues to meet the federal income tax definition of life insurance. Your policy will meet this definition of life insurance provided that it meets the requirements of either the guideline premium test or the cash value accumulation test.

When you apply for a policy you must choose either the guideline premium test or the cash value accumulation test to make sure your policy complies with the Internal Revenue Code's definition of "life insurance." You cannot change this choice once the policy is issued.

**Guideline Premium Test.** The guideline premium test requires that premium payments do not exceed certain statutory limits and your death benefit is at least equal to your policy value multiplied by a factor defined by law. The guideline premium test provides for a maximum amount of premium in relation to the death benefit and a minimum amount of death benefit in relation to policy value. The factors for the guideline premium test can be found in Appendix A to this prospectus.

Certain changes to a policy that uses the guideline premium test may allow the payment of premium in excess of the statutory limits in order to keep the policy from lapsing. In this circumstance, any such excess premium will be allocated to the fixed account in order for the policy to continue to meet the federal income tax definition of life insurance.

**Cash Value Accumulation Test.** The cash value accumulation test requires a policy's surrender value not to exceed the net single premium necessary to fund the policy's future benefits. Under the cash value accumulation test, there is generally no limit to the amount that may be paid in premiums as long as there is enough death benefit in relation to policy value at all times. The death benefit at all times must be at least equal to an actuarially determined factor, depending on the insured person's age, gender and for FirstLine policies only, risk class at any point in time, multiplied by the policy value. A description of how the cash value accumulation test factors are determined can be found in Appendix A to this prospectus.

**Which Death Benefit Qualification Test to Choose.** The guideline premium test limits the amount of premium that may be paid into a policy. If you do not want to pay premiums in excess of the guideline premium test limitations, you should consider the guideline premium test.

The cash value accumulation test does not limit the amount of premium that may be paid into a policy. If you desire to pay premiums in excess of the guideline premium test limitations you should elect the cash value accumulation test. However, any premium that would increase the net amount at risk is subject to evidence of insurability satisfactory to us. Required increases in the death benefit due to growth in policy value will generally be greater under the cash value accumulation test than under the guideline premium test. Required increases in the death benefit will increase the cost of insurance under the policy, thereby reducing the policy value.

## Death Benefit Options

There are two or three death benefit options available under the policy, depending on which policy you own and when it was delivered. You choose the option you want when you apply for the policy. You may change that choice after your first monthly processing date and before age 100.

**Option 1.** Under death benefit Option 1, the base death benefit is the greater of:
- The amount of base insurance coverage in effect on the date of the insured person's death; or
- Your policy value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your base death benefit will remain level unless your policy value multiplied by the appropriate factor described in Appendix A exceeds the amount of base insurance coverage. In this case, your death benefit will vary as the policy value varies.

With Option 1, positive investment performance generally reduces your net amount at risk, which lowers your policy's cost of insurance charge. Option 1 also offers insurance coverage at a set amount with potentially lower cost of insurance charges over time.

**Option 2.** Under death benefit Option 2, the base death benefit is the greater of:
- The amount of base insurance coverage in effect on the date of the insured person's death plus your policy value; or
- Your policy value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your base death benefit will vary as the policy value varies and investment performance is reflected in your insurance coverage.

Option 2 is not available after age 100. If Option 2 is in effect at age 100, it automatically converts to death benefit Option 1. **See Continuation of Coverage, page 37.**

**Option 3** (available only on FirstLine policies delivered on or before December 31, 1997)**.** Under death benefit Option 3, the base death benefit is the greater of:

- The amount of base insurance coverage in effect on the date of the insured person's death plus premiums paid minus withdrawals taken; or
- Your policy value on the date of the insured person's death multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under this option your base death benefit will vary as you pay premiums and take withdrawals or if your policy value multiplied by the appropriate factor described in Appendix A exceeds the amount of base insurance coverage plus premiums paid minus withdrawals taken.

Option 3 is not available after age 100. If Option 3 is in effect at age 100, it automatically converts to death benefit Option 1. **See Continuation of Coverage, page 37.**

**Which Death Benefit Option to Choose.** If you are satisfied with the amount of your base insurance coverage and prefer to have premium payments and favorable investment performance reflected to the maximum extent in the policy value and lower cost of insurance charges, you should choose death benefit Option 1. If you prefer to have premium payments and favorable investment performance reflected partly in the form of an increasing death benefit, you should choose death benefit Option 2. If you require a specific death benefit that would include a return of the premium paid, death benefit Option 3 (if available) may best meet your needs.

**Changing Death Benefit Options.** On or after the first monthly processing date and before age 100 you may change death benefit options as described below. We may require evidence of insurability under our normal rules of underwriting for some death benefit option changes.

Changing your death benefit option may reduce or increase your base and total insurance coverage amounts but it will not change the amount of your base and total death benefits. We may not approve a death benefit option change if it reduces the amount of insurance coverage below the minimum we require to issue your policy. The following death benefit option changes are allowed, and on the effective date of the change the amount of your base insurance coverage will change as follows:

| Change From: | Change To: | Base Insurance Coverage Following the Change: |
|---|---|---|
| Option 1 | Option 2 | • Your base insurance coverage before the change minus your policy value as of the effective date of the change. |
| Option 2 | Option 1 | • Your base insurance coverage before the change plus your policy value as of the effective date of the change. |
| Option 3 (available only on certain FirstLine policies) | Option 1 | • Your base insurance coverage before the change plus the sum of all premium payments we have received minus all partial withdrawals you have taken as of the effective date of the change. |

| Change From: | Change To: | Base Insurance Coverage Following the Change: |
|---|---|---|
| Option 1 | Option 3 (available only on certain FirstLine policies) | • Your base insurance coverage before the change minus the sum of all premium payments we have received plus all partial withdrawals you have taken as of the effective date of the change. |
| Option 2 | Option 3 (available only on certain FirstLine policies) | • Your base insurance coverage before the change plus your policy value as of the effective date of the change, minus the sum of all premium payments we have received minus all partial withdrawals you have taken as of the effective date of the change. |
| Option 3 (available only on certain FirstLine policies) | Option 2 | • Your base insurance coverage before the change plus the sum of all premium payments we have received minus all partial withdrawals you have taken as of the effective date of the change, minus your policy value as of the effective date of the change. |

Your death benefit option change is effective on your next monthly processing date after we approve it.

After we approve your request, we send a new policy schedule page to you. You should attach it to your policy. We may ask you to return your policy to our Customer Service Center so that we can make this change for you.

If a death benefit option change causes the amount of insurance coverage to change, no new coverage segment(s) is (are) created. Instead, the size of each existing segment(s) is (are) changed. If you change death benefit options, there is no change to the amount of term insurance if you have the Adjustable Term Insurance Rider. **See Adjustable Term Insurance Rider, page 45.**

We do not impose a surrender charge if a death benefit option change results in a decrease in the amount of your base insurance coverage. Additionally, we do not adjust the target premium when you change your death benefit option. **See Surrender Charge, page 29.**

*Changing your death benefit option may have tax consequences. You should consult a qualified tax adviser before making changes.*

## Death Benefit Proceeds

After the insured person's death, if your policy is in force we pay the death benefit proceeds to the beneficiaries. The beneficiaries are the people you name to receive the death benefit proceeds from your policy. The death benefit proceeds are equal to:
• Your base death benefit; plus
• The amount of any rider benefits; minus
• Any outstanding loan amount plus accrued loan interest; minus
• Any outstanding fees and charges incurred before the insured person's death.

The death benefit is calculated as of the date of the insured person's death and will vary depending on the death benefit option you have chosen.

## No-Lapse and Death Benefit Guarantees

<table>
<tr>
<td>

In the policy, the "no-lapse guarantee period" is referred to as the "Special Continuation Period."

</td>
<td>

**No-lapse Guarantee.** The policy has a no-lapse guarantee which provides that the policy will not lapse during the first three policy years (the no-lapse guarantee period) regardless of its surrender value, if on a monthly processing date premiums you have paid, minus partial withdrawals that you have taken, minus outstanding loans, including accrued loan interest, is greater than or equal to the cumulative minimum monthly premium for each policy month from the first month of your policy through the current monthly processing date.

</td>
</tr>
</table>

The minimum monthly premium is one-twelfth of the minimum annual premium. Your minimum annual premium is based on:

- The amount of your base insurance coverage;
- The insured person's age, gender and risk class; and
- Additional rider coverage on your policy.

Your minimum annual premium is shown in the schedule pages of your policy. We may reduce the minimum annual premium for group or sponsored arrangements, or for corporate purchasers.

During the no-lapse guarantee period, if there is not enough surrender value to pay the periodic fees and charges due each month and you have satisfied these requirements, we do not allow your policy to lapse. We do not permanently waive these charges. Instead, we continue to deduct these charges which may result in a negative surrender value, unless you pay enough premium to prevent this. The negative balance is your unpaid monthly periodic fees and charges owing. At the end of the no-lapse guarantee period, to avoid lapse of your policy you must pay enough premium to bring the surrender value to zero plus the amount that covers your estimated monthly periodic fees and charges for the following two months. **See Lapse, page 61.**

<table>
<tr>
<td>

In the policy, the death benefit guarantee feature is referred to as the "Guaranteed Minimum Death Benefit."

</td>
<td>

**Death Benefit Guarantee.** The policy has a death benefit guarantee which provides that the policy will not lapse even if the surrender value is not enough to pay the periodic fees and charges each month.

</td>
</tr>
</table>

This is an optional benefit that may be selected only when you apply for the policy. The death benefit guarantee extends the period that your policy's base insurance coverage remains in force even if the surrender value declines due to poor investment performance of the funds. The FirstLine policy offers two death benefit guarantee options, while the FirstLine II policy offers only the first. For FirstLine II policies, there is no charge for this benefit. These options vary primarily by the length of the guarantee period:

- The greater of ten policy years or until the insured person reaches age 65; or
- The lifetime of the insured person or to the policy anniversary nearest the insured person's 100[th] birthday.

To keep the death benefit guarantee in force:
- You must pay premium at least equal to the guarantee period annual premium; and
- Your net policy value must meet certain diversification requirements.

The guarantee period annual premium for the death benefit guarantee option (the greater of ten policy years or until the insured person reaches age 65) is based on:
- The amount of your base insurance coverage;
- The insured person's age, gender and risk class; and
- Additional rider coverage on your policy.

For FirstLine policies, the guarantee period annual premium for the second death benefit guarantee option (the lifetime of the insured person or to the policy anniversary nearest the insured person's 100th birthday) is based on a percentage of the guideline level premium calculated under the federal tax laws. The guarantee period annual premium for the second option will be greater than that required for the first option.

Your guideline level annual premium depends on:
- The amount of your base insurance coverage;
- The insured person's age, gender, risk class (for FirstLine policies only) and underwriting characteristics;
- The death benefit option you choose;
- Additional rider coverage on your policy; and
- Other additional benefits on your policy.

Although the required guarantee period annual premium level is different for the two options, the death benefit guarantee operates similarly for either option.

On each monthly processing date we test to determine if you have paid enough premium to keep your guarantee in place. We take the actual premiums we have received and subtract the partial withdrawals and loans (including accrued interest) you have taken. The result must equal or exceed the sum of the guarantee period monthly premium payments for each policy month starting with your first policy month through the end of the policy month that begins on the current monthly processing date. A guarantee period monthly premium is equal to one-twelfth of the guarantee period annual premium.

You must continually meet the premium requirements for the death benefit guarantee to remain in effect. If your policy benefits increase, the guarantee period annual premium increases.

In addition, to keep the death benefit guarantee in force your net policy value on any monthly processing date must meet one of the following diversification requirements:
- Your net policy value is allocated to at least five investment options with no more than 35% invested in any one investment option; or
- At least 65% of your net policy value is allocated to one or more of the ING LifeStyle, ING MarketPro (if available) or ING MarketStyle portfolios.

You should consider the following in relation to the death benefit guarantee:

- If you have the death benefit guarantee, the guarantee period annual premium will be shown on your policy schedule page. (**See Premium Payments, page 24**);
- There is a monthly charge for this guarantee. **(See Death Benefit Guarantee Charge, page 33**);
- If your policy fails to satisfy either the annual premium or diversification test we will send you a notice and give you a thirty day opportunity to correct the condition. If you do not correct it, the death benefit guarantee terminates;
- Once it terminates, you cannot reinstate the death benefit guarantee and the guarantee period annual premium no longer applies to your policy;
- You may terminate this guarantee at any time during the guarantee period upon written notice to us;
- A loan may cause the termination of this guarantee because we deduct your loan amount plus accrued loan interest from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the guarantee in effect; and
- Even if the death benefit guarantee terminates, your policy will not necessarily lapse (**See Lapse, page 61**).

## *Additional Insurance Benefits*

Your policy may include additional insurance benefits, attached by rider. There are two types of riders:

- Those that provide optional benefits that you must select before they are effective; and
- Those that automatically come with the policy.

The following information does not include all of the terms and conditions of each rider, and you should refer to the rider to fully understand its benefits and limitations. We may offer riders not listed here. Not all riders may be available under your policy. Contact your agent/registered representative for a list of riders and their availability.

### Optional Rider Benefits

The following riders may have an additional cost, but you may cancel optional riders at any time. *Adding or canceling riders may have tax consequences.* **See Modified Endowment Contracts, page 64.**

**Accidental Death Benefit Rider.** This rider will pay the benefit amount selected if the insured person dies as a result of an accident. At issue the insured person must be at least age 10 and no more than age 65. Minimum coverage is $5,000. Maximum coverage is the lesser of $200,000 or two times the base insurance coverage. The maximum monthly charge for standard coverage under this rider is $0.13 per $1,000 of rider coverage depending on the insured person's age. The actual rates that apply to you may be lower and will be stated in your policy. **See the Optional Rider Fees and Charges table on page 11 for the minimum rates, maximum rates and the rates for a representative insured person.**

This rider is not available with FirstLine II policies.

**Additional Insured Rider.** This rider provides death benefits upon the death of a named immediate family member. The insured person can be no older than age 85. You may add up to five Additional Insured Riders to your policy. We require proof of insurability for each person. Minimum coverage for each person is $10,000. Maximum coverage for all additional insured persons is five times your total base insurance coverage. There is no defined premium for a given amount of Additional Insured Rider coverage. Instead, we deduct a separate monthly cost of insurance charge from your policy value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider coverage(s) multiplied by the Additional Insured Rider death benefit(s) in effect at the monthly processing date. The cost of insurance rates are determined by us from time to time. They are based on the issue age(s), gender(s) and risk class(es) of the insured person(s), as well as the length of time since the rider was added to your policy. Rates for this rider will not exceed the levels in the 1980 Commissioner's Standard Ordinary Sex and (for FirstLine policies only) Smoker Distinct Mortality Table. **See the Optional Rider Fees and Charges table on page 11 for the minimum rates, maximum rates and the rates for a representative insured person.**

**Adjustable Term Insurance Rider.** You may increase the amount of your total insurance coverage under the policy by adding coverage under the Adjustable Term Insurance Rider. This rider allows you to schedule the pattern of insurance coverage appropriate for your anticipated needs. As the name suggests, the Adjustable Term Insurance Rider adjusts over time to maintain your desired level of total coverage.

> In the policy "base insurance coverage" or "base coverage" is referred to as the "Stated Death Benefit"; the "total insurance coverage" or "total coverage" is referred to as the "Target Death Benefit."

You specify your amount of total insurance coverage when you apply for this rider. The amount of total insurance coverage can be level for the life of your policy or can be scheduled to change at the beginning of a selected policy year(s).

We generally restrict your coverage under this rider to an amount not more than nine times your base insurance coverage at issue. For example, if your base insurance coverage is $100,000, then the maximum amount of coverage under this rider is $900,000 with a total insurance coverage amount of $1,000,000.

The Adjustable Term Insurance Rider benefit is the difference between the amount of your total death benefit and your base death benefit, but not less than zero. The rider's benefit automatically adjusts daily as the amount of your base death benefit changes. Your death benefit proceeds depend on which death benefit option is in effect.

Under death benefit Option 1, the total death benefit is the greater of:
- The amount of total insurance coverage you have selected; or
- Your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

Under death benefit Option 2, the total death benefit is the greater of:
- The amount of total insurance coverage you have selected plus your policy value; or
- Your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

For eligible FirstLine policies, under death benefit Option 3, the total death benefit is the greater of:

- The amount of total insurance coverage you have selected plus the sum of the premium payments we have received minus partial withdrawals you have taken; or
- Your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A.

For example, under death benefit Option 1, assume your base death benefit changes as a result of a change in your policy value. The Adjustable Term Insurance Rider adjusts to provide death benefit proceeds equal to your total insurance coverage in each year:

| Base Death Benefit | Amount of Total Insurance Coverage | Adjustable Term Insurance Benefit |
|---|---|---|
| $201,500 | $250,000 | $48,500 |
| $202,500 | $250,000 | $47,500 |
| $202,250 | $250,000 | $47,750 |

It is possible that the amount of your adjustable term insurance may be zero if your base death benefit increases enough. Using the same example, if the base death benefit under your policy grew to $250,000 or more, the adjustable term insurance benefit would be zero.

Even when the adjustable term insurance benefit is reduced to zero, your rider remains in effect until you remove it from your policy. Therefore, if later the base death benefit drops below the amount of your total insurance coverage, the Adjustable Term Insurance Rider coverage reappears to maintain the amount of your total insurance coverage.

You may change the amount of your total insurance coverage, according to our rules. **See Changes in the Amount of Your Insurance Coverage, page 36.**

We may deny future, scheduled increases to the amount of your total insurance coverage if you cancel a scheduled change or if you ask for an unscheduled decrease in your total insurance coverage.

Partial withdrawals, changes from death benefit Option 1 to Option 2, and decreases in the amount of your base insurance coverage may reduce the amount of your total insurance coverage. **See Partial Withdrawals, page 58; and Changes in the Amount of Your Insurance Coverage, page 36.**

There is no defined premium for a given amount of adjustable term insurance benefit. Instead, we deduct a separate monthly cost of insurance charge from your policy value. The cost of insurance for this rider is calculated as the monthly cost of insurance rate for the rider benefit multiplied by the amount of adjustable term insurance benefit in effect at the monthly processing date. The cost of insurance rates are determined by us from time to time. They are based on the issue age, gender and risk class of the insured person, as well as the length of time since your policy date. **See the Optional Rider Fees and Charges table on page 11 for the minimum rates, maximum rates and the rates for a representative insured person.**

The only charge for this rider is the cost of insurance charge. The total charges that you pay may be more or less if you have some coverage under an Adjustable Term Insurance Rider rather than just base insurance coverage. There are no sales charges or surrender charges for this coverage.

If the total insurance coverage is increased by you after the Adjustable Term Insurance Rider is issued, we use the same cost of insurance rate schedule for the entire coverage for this rider. These rates are based on the original risk class even though satisfactory new evidence of insurability is required for the increased schedule. The current rates for this rider are generally lower than current cost of insurance rates for the base insurance coverage. **See Cost of Insurance, page 32.**

Not all policy features may apply to the Adjustable Term Insurance Rider.

**Important Information About the Adjustable Term Insurance Rider.** It may be to your economic advantage to include all or part of your insurance coverage under the Adjustable Term Insurance Rider. Working with your agent/registered representative, consider the following when deciding whether to include coverage under the Adjustable Term Insurance Rider and in what proportion to the total amount of coverage under your policy:

- **Cost of Insurance and Other Fees and Charges.** The cost of insurance rates and other fees and charges affect the value of your policy. The lower the cost of insurance and other fees and charges, the greater the policy value. Accordingly, please be aware that:
  - ▷ The current cost of insurance rates for coverage under the Adjustable Term Insurance Rider are generally less than the current cost of insurance rates for coverage under the base policy;  and
  - ▷ Some policy fees and charges that apply to coverage under the base policy may not apply to coverage under the Adjustable Term Insurance Rider.
- **Features and Benefits.** Certain features and benefits are limited or unavailable if you have Adjustable Term Insurance Rider coverage, including:
  - ▷ Death Benefit Guarantees.
- **Compensation.** We generally pay more compensation to your agent/registered representative on premiums paid for coverage under the base policy than we do on premiums paid for coverage under the Adjustable Term Insurance Rider. **See** *Distribution of the Policy*, **page 75.**

With these factors in mind, you should discuss with your agent/registered representative how the use of the Adjustable Term Insurance Rider will affect the costs, benefits, features and performance of your policy. You should also review illustrations based on different combinations of base policy and Adjustable Term Insurance Rider coverage so that you can decide what combination best meets your needs. The foregoing discussion does not contain all of the terms and conditions or limitations of coverage under the policy or the Adjustable Term Insurance Rider, and you should read them carefully to fully understand their benefits and limitations. **See also, Adjustable Term Insurance Rider, page 45.**

**Children's Insurance Rider.** This rider allows you to add death benefit coverage on your children. You may cover children upon birth or legal adoption without presenting evidence of insurability to us. Each child must be at least 14 days old and no more than age 18. The primary insured person must be no less than age 15 and no more than age 55. Minimum coverage per child is $1,000 and the maximum coverage is $10,000. The monthly charge for this rider is $0.61 per $1,000 of rider coverage amount. **See the Optional Rider Fees and Charges table on page 11.**

This rider is not available with FirstLine II policies.

**Guaranteed Insurability Rider.** This rider allows you to increase your base insurance coverage without providing evidence of insurability. The insured person must be no more than age 60. Increases are limited in amount and timing. The maximum monthly charge for standard coverage under this rider is $0.55 per $1,000 of coverage depending on the insured person's age. The actual rates that apply to you may be lower and will be stated in your policy. You may not have both this rider and the death benefit guarantee. **See the Optional Rider Fees and Charges table on page 11 for the minimum rates, maximum rates and the rates for a representative insured person.**

This rider is not available with FirstLine II policies or with FirstLine policies issued on or after May 1, 1998.

**Waiver of Cost of Insurance Rider.** If the insured person becomes totally disabled while your policy is in force, this rider provides that we waive the periodic fees and charges and rider charges during the disability period. The insured person must be no less than age 10 and no more than age 55. **See the Optional Rider Fees and Charges table on page 11 for the minimum rates, maximum rates and the rates for a representative insured person.** The cost of this rider is included as part of the monthly cost of insurance charge.

If you add this rider to your policy, you may not add the Waiver of Specified Premium Rider. This rider is not available if your policy is issued based on guaranteed issue underwriting.

**Waiver of Specified Premium Rider.** If the insured person becomes totally disabled while your policy is in force, this rider provides that after a waiting period, we credit a specified premium amount monthly to your policy during the disability period. Subject to our underwriting, you specify this amount on the application for the policy. The insured person must be no less than age 10 and no more than age 55. The minimum coverage under this rider is $25 per month. **See the Optional Rider Fees and Charges table on page 11 for the minimum rates, maximum rates and the rates for a representative insured person.**

A policy may contain either the Waiver of Cost of Insurance Rider or the Waiver of Specified Premium Rider, but not both.

## Automatic Rider Benefit

The following rider benefit may come with your policy automatically. Exercising this benefit may have tax consequences. **See Accelerated Death Benefit Rider, page 66.**

**Accelerated Death Benefit Rider.** Under certain circumstances, the Accelerated Death Benefit Rider allows you to accelerate payment of the death benefit that we otherwise would pay upon the insured person's death. Generally, we will provide an accelerated benefit under this rider if the insured person has a terminal illness that will result in his or her death within 12 months, as certified by a physician. The accelerated benefit will be the lesser of 75% of the amount that would be payable at the death of the insured person or $1 million. The accelerated benefit will first be used to pay off any outstanding loans and interest due. The remainder of the accelerated benefit will be paid to you in a lump sum. There is no charge for this rider.

Consider the following when deciding whether to accelerate the death benefit under this rider:

- Receipt of an accelerated payment under this rider reduces the policy's death benefit, surrender value and rider benefits by the percentage of eligible coverage that is accelerated. For example, if the accelerated payment is 75% of the eligible coverage, the new death benefit will be 25% of the death benefit proceeds just prior to acceleration;
- Accelerating the death benefit will not affect the amount of premium payable on the policy;
- No loans are permitted after this rider is exercised; and
- There may be tax consequences to requesting payment under this rider, and you should consult with a qualified tax adviser for further information. **See Accelerated Death Benefit Rider, page 66.**

Certain limitations and restrictions are described in the rider. Additionally, the benefit may vary by state. You should consult your agent/registered representative as to whether and to what extent the rider is available in your particular state and on any particular policy.

## *Policy Value*

Your policy value equals the sum of your fixed account, variable account and loan account values. Your policy value reflects:

- The net premium applied to your policy;
- The fees and charges that we deduct;
- Any partial withdrawals you take;
- Interest earned on amounts allocated to the fixed account;
- The investment performance of the funds underlying the subaccounts of the variable account; and
- Interest earned on amounts held in the loan account.

### Fixed Account Value

Your fixed account value equals the net premium you allocate to the fixed account, plus interest earned, minus amounts you transfer out or withdraw. It may be reduced by fees and charges assessed against your policy value. **See The Fixed Account, page 22.**

> In the policy the "policy value" is referred to as the "Account Value"; the "fixed account value" is referred to as the "Account Value of the Guaranteed Interest Division"; the "variable account value" is referred to as the "Account Value of the Investment Options of the Separate Account"; and the "loan account value" is referred to as the "Account Value of the Loan Division."

## Variable Account Value

Your variable account value equals your policy value attributable to amounts invested in the subaccounts of the variable account.

**Determining Values in the Subaccounts.** The value of the amount invested in each subaccount is measured by accumulation units and accumulation unit values. The value of each subaccount is the accumulation unit value for that subaccount multiplied by the number of accumulation units you own in that subaccount. Each subaccount has a different accumulation unit value.

The accumulation unit value is the value determined on each valuation date. The accumulation unit value of each subaccount varies with the investment performance of its underlying fund. It reflects:
- Investment income;
- Realized and unrealized gains and losses;
- Fund expenses (including fund redemption fees, if applicable);
- Daily mortality and expense risk charges; and
- Taxes, if any.

A valuation date is a date on which a fund values its shares and the New York Stock Exchange is open for business, except for days on which valuations are suspended by the SEC. Each valuation date ends at 4:00 p.m. Eastern time. We reserve the right to revise the definition of valuation date as needed in accordance with applicable federal securities laws and regulations.

You purchase accumulation units when you allocate premium or make transfers to a subaccount, including transfers from the loan account.

We redeem accumulation units:
- When amounts are transferred from a subaccount (including transfers to the loan account);
- For the monthly deduction of the periodic fees and charges from your policy value;
- For policy transaction fees;
- When you take a partial withdrawal;
- If you surrender your policy; and
- To pay the death benefit proceeds.

To calculate the number of accumulation units purchased or sold we divide the dollar amount of your transaction by the accumulation unit value for the subaccount calculated at the close of business on the valuation date of the transaction.

The date of a transaction is the date we receive your premium or transaction request at our Customer Service Center in good order, so long as the date of receipt is a valuation date. We use the accumulation unit value that is next calculated after we receive your premium or transaction request and we use the number of accumulation units attributable to your policy on the date of receipt.

We deduct the periodic fees and charges each month from your policy value on the monthly processing date. If your monthly processing date is not a valuation date, the monthly deduction is processed on the next valuation date.

The value of amounts allocated to the subaccounts goes up or down depending on investment performance of the corresponding funds. **There is no guaranteed minimum value of amounts invested in the subaccounts of the variable account.**

**How We Calculate Accumulation Unit Values.** We determine the accumulation unit value for each subaccount on each valuation date.

We generally set the accumulation unit value for a subaccount at $10 when the subaccount is first opened. After that, the accumulation unit value on any valuation date is:
- The accumulation unit value for the preceding valuation date, multiplied by;
- The subaccount's accumulation experience factor for the valuation period.

Every valuation period begins at 4:00 p.m. Eastern time on a valuation date and ends at 4:00 p.m. Eastern time on the next valuation date. We reserve the right to revise the definition of valuation period as needed in accordance with applicable federal securities laws and regulations.

We calculate an accumulation experience factor for each subaccount every valuation date as follows:
- We take the net asset value of the underlying fund shares as reported to us by the fund managers as of the close of business on that valuation date;
- We add dividends or capital gain distributions declared and reinvested by the fund during the current valuation period;
- We subtract a charge for taxes, if applicable;
- We divide the resulting amount by the net asset value of the shares of the underlying fund at the close of business on the previous valuation date; and
- We then subtract the mortality and expense risk charge. The daily charge is 0.002055% (0.75% annually) of the accumulation unit value. If the previous day was not a valuation date, this charge is multiplied by the number of days since the last valuation date.

## Loan Account Value

When you take a loan from your policy we transfer an amount equal to your loan to the loan account as collateral for your loan. The loan account is part of our general account and we credit interest to the amount held in the loan account. Your loan account value is equal to your outstanding loan amount plus accrued interest in the loan account. **See Loans, page 52.**

> In the policy the "loan account" is referred to as the "Loan Division."

## *Special Features and Benefits*

### Persistency Refund

Where state law permits, we pay long-term policy owners a persistency refund. Each month your policy remains in force after your tenth policy anniversary, we credit your policy value with a refund of 0.04167% of policy value for FirstLine policies and 0.05% of policy value for FirstLine II policies. This refund is 0.5% of your policy value on an annual basis for FirstLine policies and 0.6% of your policy value on an annual basis for FirstLine II policies.

For FirstLine II policies, we do not guarantee that we will pay a persistency refund on the fixed account. If we do, however, we will pay it even if your policy is in the continuation of coverage period.

We add the persistency refund to the subaccounts and fixed account, but not the loan account, in the same proportion that your policy value in each investment option has to your net policy value as of the monthly processing date.

### Loans

You may borrow money from us at any time after the first policy month, by using your policy as collateral for the loan. Unless state law requires otherwise, a new loan amount must be at least $100 and the maximum amount you may borrow is limited to the surrender value of your policy minus the monthly periodic fees and charges to your next policy anniversary or the monthly periodic fees and charges for the next thirteen months if you take a loan within thirty days before your next policy anniversary.

Your loan request must be directed to our Customer Service Center. When you request a loan you may specify the investment options from which the loan collateral will be taken. If you do not specify the investment options, the loan collateral will be taken proportionately from each active investment option you have, including the fixed account.

If you request an additional loan, we add the new loan amount to your existing loan. This way, there is only one loan outstanding on your policy at any time.

**Loan Interest.** We credit amounts held in the loan account with interest at an annual rate of 3.00% for FirstLine policies and 4.00% for FirstLine II policies. Interest that we credit to the loan account becomes part of your loan account value until the next policy anniversary when it is transferred to the investment options according to your most recent allocation instructions.

We also charge interest on loans you take. The annual interest rate charged is 3.75% for FirstLine policies and 4.75% for FirstLine II policies. Interest accrues daily but is due in arrears on each policy anniversary. If you do not pay the interest when it is due, we add it to your loan amount.

**Loan Repayment.** You may repay your loan at any time. We assume that payments you make, other than scheduled premium payments, are loan repayments. You must tell us if you want unscheduled payments to be premium payments.

When you make a loan repayment, we transfer an amount equal to your payment from the loan account to the subaccounts and fixed account in the same proportion as your current premium allocation, unless you tell us otherwise.

**Effects of a Loan.** Using your policy as collateral for a loan will affect your policy in various ways. You should carefully consider the following before taking a loan:
- If you do not make loan repayments your policy could lapse if your loan amount plus accrued interest is greater than your policy value, less any surrender charges;
- A loan may cause the termination of the death benefit guarantee because we deduct your loan amount plus accrued loan interest from cumulative premiums paid when calculating whether you have paid sufficient premiums to keep the death benefit guarantee in effect;
- Taking a loan reduces your opportunity to participate in the investment performance of the subaccounts and the interest guarantees of the fixed account;
- Accruing loan interest will change your policy value as compared to what it would have been if you did not take a loan;
- Even if you repay your loan, it will have a permanent effect on your policy value;
- If you use the continuation of coverage feature and you have a loan, loan interest continues to accrue and could cause your policy to lapse;
- If you do not repay your loan we will deduct any outstanding loan amount plus accrued loan interest from amounts payable under the policy; and
- Loans may have tax consequences and if your policy lapses with a loan outstanding, you may have further tax consequences. **See *Distributions Other than Death Benefits*, page 64.**

## Transfers

You currently may make an unlimited number of transfers of your variable account value between the subaccounts and to the fixed account. Transfers are subject to any conditions that we or the funds whose shares are involved may impose, including:
- If your state requires a refund of premium during the free look period, you may not make transfers until after your free look period ends;
- The minimum amount you may transfer is $100;
- If the amount remaining in the investment option after a transfer will be less than $100, we will transfer the entire amount; and
- We may limit the number of transfers or restrict or refuse transfers because of frequent or disruptive transfers, as described below.

Any conditions or limits we impose on transfers between the subaccounts or to the fixed account will generally apply equally to all policy owners. However, we may impose different conditions or limits on policy owners or third parties acting on behalf of policy owners, such as market timing services who violate our excessive trading policy. **See Limits on Frequent and Disruptive Transfers, page 56.**

Transfers from the fixed account to the subaccounts of the variable account may be made only during the first 30 days of each policy year and are limited to the greater of:

- 25% of your fixed account value at the time of the first such transfer in a policy year;
- The sum of the amounts transferred and withdrawn from the fixed account during the prior policy year; or
- $100.

We reserve the right to liberalize these restrictions on transfers from the fixed account, depending on market conditions. Any such liberalization will generally apply equally to all policy owners. However, we may impose different restrictions on third parties acting on behalf of policy owners, such as market timing services.

We process all transfers and determine all values in connection with transfers on the valuation date we receive your request in good order, except as described below for the dollar cost averaging or automatic rebalancing programs.

**Dollar Cost Averaging.** Anytime you have at least $10,000 invested in a subaccount that invests in the ING Limited Maturity Bond Portfolio or the ING Liquid Assets Portfolio (the "source subaccount"), you may elect dollar cost averaging. There is no charge for this feature.

Dollar cost averaging is a long-term investment program through which you direct us to automatically transfer at regular intervals a specific dollar amount or percentage of subaccount value from the source subaccount to one or more of the other subaccounts. We do not permit transfers to the fixed account or the loan account under this program. You may request that the dollar cost averaging transfers occur on a monthly, quarterly, semi-annual or annual basis.

This systematic plan of transferring policy values is intended to help reduce the risk of investing too much when the price of a fund's shares is high. It also helps reduce the risk of investing too little when the price of a fund's shares is low. Because you transfer the same dollar amount to the subaccounts each period, you purchase more units when the unit value is low and you purchase fewer units when the unit value is high.

You may add dollar cost averaging to your policy at any time. The first dollar cost averaging date must be at least one day after we receive your dollar cost averaging request. If your state requires a refund of all premium received during the free look period, dollar cost averaging begins after the end of your free look period.

You may have both dollar cost averaging and automatic rebalancing at the same time. However, your dollar cost averaging source subaccount cannot be included in your automatic rebalancing program.

**Dollar cost averaging does not assure a profit nor does it protect you against a loss in a declining market.**

You may discontinue your dollar cost averaging program at any time. We reserve the right to discontinue, modify or suspend this program, and dollar cost averaging will automatically terminate on:

- The date you specify;
- The date your balance in the source subaccount reaches a dollar amount you set;
- The date your balance in the source subaccount is equal to or less than the amount to be transferred. In this situation we will transfer the entire balance of the source subaccount to the other subaccounts you have selected; or
- Any date when dollar cost averaging transfers are scheduled and the policy is in the grace period.

**Automatic Rebalancing.** Automatic rebalancing is a program for simplifying the process of asset allocation and maintaining a consistent allocation of your variable and fixed account values among your chosen investment options. There is no charge for this feature.

If you elect automatic rebalancing, we periodically transfer amounts among the investment options to match the asset allocation percentages you have chosen. This action rebalances the amounts in the investment options that do not match your set allocation percentages. This mismatch can happen if an investment option outperforms another investment option over the time period between automatic rebalancing transfers.

Automatic rebalancing may occur on the same day of the month on a monthly, quarterly, semi-annual or annual basis. If you do not specify a frequency, automatic rebalancing will occur quarterly.

The first transfer occurs on the date you select (after your free look period if your state requires return of premium during the free look period). If you do not request a date, processing is on the last valuation date of the calendar quarter in which we receive your request in good order.

You may have both automatic rebalancing and dollar cost averaging at the same time. However, the source subaccount for your dollar cost averaging program cannot be included in your automatic rebalancing program. You may not include the loan account.

**Automatic rebalancing does not assure a profit nor does it protect you against a loss in a declining market.**

You may change your allocation percentages for automatic rebalancing at any time. Your allocation change is effective on the valuation date that we receive it in good order at our Customer Service Center. If you reduce the amount allocated to the fixed account, it is considered a transfer from that account. You must meet the requirements for the maximum transfer amount and time limitations on transfers from the fixed account.

If you have the death benefit guarantee and you ask for an automatic rebalancing allocation that does not meet the death benefit guarantee diversification requirements, we will notify you and ask you for revised instructions. If you have the death benefit guarantee and you terminate automatic rebalancing, you still must meet the diversification requirements for the guarantee period to continue. **See No-Lapse and Death Benefit Guarantees, page 42.**

You may discontinue your automatic rebalancing program at any time. We reserve the right to discontinue, modify or suspend this program, and automatic rebalancing will automatically terminate if the policy is in the grace period on any date when automatic rebalancing transfers are scheduled.

## Limits on Frequent or Disruptive Transfers

The policy is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all policy owners.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase the policy.**

We have an excessive trading policy and monitor transfer activity. You will violate our excessive trading policy if your transfer activity:
- Exceeds our current definition of excessive trading, as defined below;
- Is identified as problematic by an underlying fund (even if the activity does not exceed our monitoring standard for excessive trading);
- Is determined, in our sole discretion, to be disruptive due to the excessive dollar amounts involved; or
- Is determined, in our sole discretion, to be not in the best interests of other policy owners.

If we determine that you have violated our excessive trading policy we will take the following actions. Upon the first violation, we will send to you a one time warning letter. After a second violation we will suspend your transfer privileges via facsimile, telephone, email and the internet, and your transfer privileges will be limited to submission by regular U.S. mail for a period of six months. Our suspension of your electronic transfer privileges will relate to all transfers, not just those fund(s) involved in the excessive transfer activity, and will extend to other company variable life insurance policies and variable annuity contracts that you own. It may be extended to other variable policies and contracts that are issued to you by our affiliates. At the end of the six month suspension period, your electronic transfer privileges will be reinstated. If, however, you violate our excessive trading policy again, after your electronic transfer privileges have been reinstated, we will suspend your electronic transfer privileges permanently. We will notify you in writing if we take any of these actions.

Additionally, if we determine that our excessive trading policy has been violated by a market-timing organization or an individual or other party that is authorized to give transfer instructions on your behalf, whether such violation relates to your policy or another owner's variable policy or contract, we will also take the following actions, without prior notice:
- Not accept transfer instructions from that organization, individual or other party; and
- Not accept preauthorized transfer forms from market timing organizations, individuals or other parties acting on behalf of more than one policy owner at a time.

Our current definition of excessive trading is more than one purchase and sale of the same underlying fund within a 30-day period. We do not count transfers associated with scheduled dollar cost averaging or automatic rebalancing programs (including reoccurring rebalancing transactions under corporate owned policies) and transfers involving certain de minimis amounts when determining whether transfer activity is excessive.

The company does not allow exceptions to our excessive trading policy. We reserve the right to modify our excessive trading policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of policy owners and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all policy owners or, as applicable, to all policy owners investing in the underlying fund.

Our excessive trading policy may not be completely successful in preventing market timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

**The Company Intends to Modify its Excessive Trading Policy in October 2007.** At that time, the company will begin restricting electronic transfer privileges if a policy owner (1) requests two purchases and subsequent sales of the same fund in a 60 calendar day period; or (2) requests six purchases and subsequent sales of the same fund within a twelve month period. We may change these planned modifications before they are implemented.

The company intends to notify policy owners before we implement these changes; however, failure to provide this notice will not prevent the company from implementing these or any other changes to our excessive trading policy.

**Limits Imposed by the Funds.** Most underlying funds have their own excessive trading policies, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right to reject, without prior notice, any allocation or transfer to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason.

**Agreements to Share Information with Funds.** As required by Rule 22c-2 under the 1940 Act, the company has entered into information sharing agreements with each of the fund companies whose funds are offered through the policy. Policy owner trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and the company's excessive trading policy. Under these agreements, the company is required to share information regarding policy owner transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about policy owner transactions, this information may include personal policy owner information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a policy owner's transactions if the fund determines that the policy owner has violated the fund's trading policies. This could include the fund directing us to reject any allocations of premium or policy value to the fund.

**Conversion to a Guaranteed Policy.** During the first two policy years you may permanently convert your policy to a guaranteed policy, unless state law requires differently. If you elect to make this change, unless state law requires that we issue to you a new guaranteed policy, we will permanently transfer the amounts you have invested in the subaccounts of the variable account to the fixed account and allocate all future net premium to the fixed account. After you exercise this right you may not allocate future premium payments or make transfers to the subaccounts of the variable account. We do not charge for this change. Contact our Customer Service Center or your agent/registered representative for information about the conversion rights available in your state.

## Partial Withdrawals

Beginning in the second policy year (or the first policy year for "in corridor" policies) you may withdraw part of your policy's surrender value. Twelve partial withdrawals are currently allowed each policy year, and a partial withdrawal must be at least $100. The maximum partial withdrawal you may take is the amount which leaves $500 as your surrender value (or for in corridor policies during the first policy year, the amount that would cause your policy to no longer qualify as "in corridor"). If your withdrawal request is for more than the maximum, we will require you to surrender your policy or reduce the amount of the withdrawal.

A policy is "in corridor" if:
- Under death benefit Option 1, your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than the amount of your base insurance coverage;
- Under death benefit Option 2, your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your base insurance coverage plus your policy value; or
- Under death benefit Option 3 for certain FirstLine policies, your policy value multiplied by the appropriate factor from the definition of life insurance factors described in Appendix A is greater than your base insurance coverage plus the sum of your premium payments minus partial withdrawals.

We charge a partial withdrawal fee of 2.00% of the amount withdrawn, up to $25 for each partial withdrawal. **See Partial Withdrawal Fee, page 28.**

Unless you specify a different allocation, we will take partial withdrawals from the fixed account and the subaccounts of the variable account in the same proportion that your value in each has to your net policy value immediately before the withdrawal. We will determine these proportions at the end of the valuation period during which we receive your partial withdrawal request. However, amounts withdrawn from the fixed account may not exceed the amount of the total withdrawal multiplied by the ratio of your policy value in the fixed account to your net policy value immediately before the partial withdrawal.

Unless you request otherwise, proceeds from a partial withdrawal generally will be paid into an interest bearing account that you can access, without penalty, through a checkbook feature. **See Transaction Processing, page 72.**

**Effects of a Partial Withdrawal.** We will reduce your policy value by the amount of the partial withdrawal plus the partial withdrawal fee. Your policy value may also be reduced by the amount of a surrender charge if you take a partial withdrawal which decreases your base insurance coverage.

A partial withdrawal may also cause the termination of the death benefit guarantee because we deduct the amount of the partial withdrawal from the total premiums paid when calculating whether you have paid sufficient premiums in order to maintain the death benefit guarantee.

Under death benefit Option 1, a partial withdrawal will reduce the amount of your base insurance coverage by the amount of a partial withdrawal unless:
- No more than fifteen years have passed since your policy date;
- The insured person is younger than age 81; and
- The amount of the partial withdrawal is less than the greater of 10% of your policy value or 5% of the amount of your base insurance coverage.

Any amount withdrawn in excess of the greater of 10% of your policy value or 5% of the amount of your base insurance coverage will reduce the amount of your base insurance coverage by that excess amount.

Under death benefit Option 2, a partial withdrawal will not reduce the amount of your base insurance coverage.

Under death benefit Option 3, for certain FirstLine policies, a partial withdrawal will reduce the amount of your base insurance coverage by the amount of a partial withdrawal in excess of the total premium we have received from you minus the sum of all your prior partial withdrawals.

Under death benefit Option 3, if a partial withdrawal is more than the total premium we have received from you minus the sum of all your prior partial withdrawals, a two step process is used:
- First, your withdrawal of the amount that makes the premium received minus all partial withdrawals equal to zero is taken; and
- Second, the excess withdrawal amount that you requested will reduce the amount of base insurance coverage if:
  ▷ The excess amount is greater than 10% of your policy value after step "1" above; or
  ▷ The excess amount is greater than 5% of your base insurance coverage; and
  ▷ The insured person is younger than age 81; and
  ▷ No more than fifteen years have passed since your policy date.

If a partial withdrawal reduces the amount of base insurance coverage, the total amount of insurance coverage will also be reduced for the current year and all future years by an equal amount. Therefore, a partial withdrawal can affect the amount of pure insurance protection under the policy.

We will not allow a partial withdrawal if the amount of base insurance coverage after the withdrawal would be less than $50,000.

A reduction in the amount of base insurance coverage as a result of a partial withdrawal will be pro-rated among the existing coverage segments, unless state law requires otherwise.

A partial withdrawal may have adverse tax consequences depending on the circumstances. **See Tax Status of the Policy, page 63.**

## Substitution of the Insured Person

Subject to our standard underwriting rules and certain other conditions, after the first policy year a corporate or business owner may elect to substitute one insured person who is an employee for another. When a corporate or business owner makes this election we will transfer the net policy value of the policy covering the initial insured person to a new policy which covers the substitute insured person. The fees and charges for the new policy will be based on the individual characteristics of the substitute insured person and the policy date of the new policy. Substitution of the insured person is a taxable event and may also, depending on individual circumstances, cause the policy to be classified as a modified endowment contract. **See Modified Endowment Contracts, page 64.** A corporate policy owner should consult with a qualified tax adviser to determine the particular consequences of electing to substitute one insured person who is an employee for another.

## *Termination of Coverage*

Your insurance coverage will continue under the policy until you surrender your policy or it lapses.

### Surrender

In the policy the "surrender value" is referred to as the "Net Cash Surrender Value."

You may surrender your policy for its surrender value at any time after the free look period while the insured person is alive. Your surrender value is your policy value minus any surrender charge and any outstanding loan amount and accrued loan interest.

You may take your surrender value in other than one payment.

We compute your surrender value as of the valuation date we receive your written surrender request in good order and policy at our Customer Service Center. All insurance coverage ends on the date we receive your surrender request and policy.

Unless you request otherwise, we will deposit your surrender value into an interest bearing account that you can access, without penalty, through a checkbook feature. **See Transaction Processing, page 72.**

If you surrender your policy we may deduct a surrender charge. **See Surrender Charge, page 29.** Surrender of your policy may have adverse tax consequences. **See *Distributions Other than Death Benefits*, page 64.**

## Lapse

Your policy will not lapse and your insurance coverage under the policy will continue if on any monthly processing date:

- The no-lapse guarantee is in effect;
- A death benefit guarantee is in effect;
- Your surrender value is enough to pay the periodic fees and charges when due; or
- During the continuation of coverage period, your policy value exceeds your outstanding loan amount plus accrued loan interest.

**Grace Period.** If on a monthly processing date you do not meet any of these conditions, your policy will enter the 61-day grace period during which you must make a sufficient premium payment to avoid having your policy lapse and insurance coverage terminate.

We will notify you that your policy is in a grace period at least 30 days before it ends. We will send this notice to you (and a person to whom you have assigned your policy) at your last known address in our records. We will notify you of the premium payment necessary to prevent your policy from lapsing. This amount generally equals the past due charges, plus the estimated periodic fees and charges, and charges of any optional rider benefits for the next two months. If we receive payment of the required amount before the end of the grace period, we apply it to your policy in the same manner as your other premium payments, then we deduct the overdue amounts from your policy value.

If you do not pay the full amount within the 61-day grace period, your policy and its riders lapse without value. We withdraw your remaining variable and fixed account values, deduct amounts you owe us and inform you that your coverage has ended.

If the insured person dies during the grace period we pay death benefit proceeds to your beneficiaries with reductions for your outstanding loan amount, accrued loan interest and periodic fees and charges owed.

During the early policy years your surrender value may not be enough to cover the periodic fees and charges due each month, and you may need to pay sufficient premium to keep the no-lapse guarantee or the death benefit guarantee in force. **See Premium Payments, page 24.**

If your policy lapses, any distribution of policy value may be subject to current taxation. **See *Distributions Other than Death Benefits*, page 64.**

## Reinstatement

Reinstatement means putting a lapsed policy back in force. You may reinstate a lapsed policy and its riders (other than a death benefit guarantee) by written request any time within five years after it has lapsed. A policy that was surrendered may not be reinstated.

To reinstate the policy and any riders, you must submit evidence of insurability satisfactory to us and pay a premium large enough to keep the policy and any rider benefits in force during the grace period and for at least two months after reinstatement. When we reinstate your policy, we reinstate the surrender charges for the amount and time remaining when your coverage lapsed. If you had a loan existing when coverage lapsed, we will reinstate it with accrued loan interest to the date of the lapse.

A policy that lapses during a seven pay testing period and is reinstated more than 90 days after lapsing may be classified as a modified endowment contract for tax purposes. In general, a seven pay testing period is the first seven policy years and the first seven years after certain changes to your policy. You should consult with a qualified tax adviser to determine whether reinstating a lapsed policy will cause it to be classified as a modified endowment contract. **See Modified Endowment Contracts, page 64.**

# TAX CONSIDERATIONS

The following summary provides a general description of the federal income tax considerations associated with the policy and does not purport to be complete or to cover federal estate, gift and generation-skipping tax implications, state and local taxes or other tax situations. This discussion is not intended as tax advice. Counsel or other qualified tax advisers should be consulted for more complete information. This discussion is based upon our understanding of the present federal income tax laws. No representation is made as to the likelihood of continuation of the present federal income tax laws or as to how they may be interpreted by the Internal Revenue Service ("IRS").

The following discussion generally assumes that the policy will qualify as a life insurance contract for federal tax purposes.

## *Tax Status of the Company*

We are taxed as a life insurance company under the Internal Revenue Code. The variable account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company," but is taxed as part of the company. We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the policy. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to us. In addition, any foreign tax credits attributable to the separate account will first be used to reduce any income taxes imposed on the variable account before being used by the company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the variable account and we do not intend to make provisions for any such taxes. However, if changes in the federal tax laws or their interpretation result in our being taxed on income or gains attributable to the variable account, then we may impose a charge against the variable account (with respect to some or all of the policies) to set aside provisions to pay such taxes.

## Tax Status of the Policy

This policy is designed to qualify as a life insurance contract under the Internal Revenue Code. All terms and provisions of the policy shall be construed in a manner that is consistent with that design. In order to qualify as a life insurance contract for federal income tax purposes and to receive the tax treatment normally accorded life insurance contracts under federal tax law, a policy must satisfy certain requirements that are set forth in Section 7702 of the Internal Revenue Code. Specifically, the policy must meet the requirements of either the cash value accumulation test or the guideline premium test. **See Death Benefit Qualification Tests, page 38.** If your variable life policy does not satisfy one of these two alternate tests, it will not be treated as life insurance under Internal Revenue Code 7702. You would then be subject to federal income tax on your policy income as you earn it. While there is very little guidance as to how these requirements are applied, we believe it is reasonable to conclude that our policies satisfy the applicable requirements. If it is subsequently determined that a policy does not satisfy the applicable requirements, we will take appropriate and reasonable steps to bring the policy into compliance with such requirements and we reserve the right to restrict policy transactions or modify your policy in order to do so. **See *Tax Treatment of Policy Death Benefits*, page 64.**

## Diversification and Investor Control Requirements

In addition to meeting the Internal Revenue Code Section 7702 tests, Internal Revenue Code Section 817(h) requires investments within a separate account, such as our variable account, to be adequately diversified. The Treasury has issued regulations that set the standards for measuring the adequacy of any diversification, and the Internal Revenue Service has published various revenue rulings and private letter rulings addressing diversification issues. To be adequately diversified, each subaccount and its corresponding fund must meet certain tests. If these tests are not met your variable life policy will not be adequately diversified and not treated as life insurance under Internal Revenue Code Section 7702. You would then be subject to federal income tax on your policy income as you earn it. Each subaccount's corresponding fund has represented that it will meet the diversification standards that apply to your policy. Accordingly, we believe it is reasonable to conclude that the diversification requirements have been satisfied. If it is determined, however, that your variable life policy does not satisfy the applicable diversification regulations and rulings because a subaccount's corresponding fund fails to be adequately diversified for whatever reason, we will take appropriate and reasonable steps to bring your policy into compliance with such regulations and rulings and we reserve the right to modify your policy as necessary in order to do so.

In certain circumstances, owners of a variable life insurance policy have been considered, for federal income tax purposes, to be the owners of the assets of the separate account supporting their policies, due to their ability to exercise investment control over such assets. When this is the case, the policy owners have been currently taxed on income and gains attributable to the separate account assets. Your ownership rights under your policy are similar to, but different in some ways from those described by the IRS in rulings in which it determined that policy owners are not owners of separate account assets. For example, you have additional flexibility in allocating your premium payments and your policy values. These differences could result in the IRS treating you as the owner of a pro rata share of the variable account assets. We do not know what standards will be set forth in the future, if any, in Treasury regulations or rulings. We reserve the right to modify your policy, as necessary, to try to prevent you from being considered the owner of a pro rata share of the variable account assets, or to otherwise qualify your policy for favorable tax treatment.

## *Tax Treatment of Policy Death Benefits*

The death benefit, or an accelerated death benefit, under a policy is generally excludable from the gross income of the beneficiary(ies) under Section 101(a)(1) of the Internal Revenue Code. However, there are exceptions to this general rule. Additionally, federal, state and local transfer, estate, inheritance and other tax consequences of ownership or receipt of policy proceeds depend on the circumstances of each policy owner or beneficiary(ies). A qualified tax adviser should be consulted about these consequences.

## *Distributions Other than Death Benefits*

Generally, the policy owner will not be taxed on any of the policy value until there is a distribution. When distributions from a policy occur, or when loan amounts are taken from or secured by a policy, the tax consequences depend on whether or not the policy is a "modified endowment contract."

### Modified Endowment Contracts

Under the Internal Revenue Code, certain life insurance contracts are classified as "modified endowment contracts" and are given less favorable tax treatment than other life insurance contracts. Due to the flexibility of the policies as to premiums and benefits, the individual circumstances of each policy will determine whether or not it is classified as a modified endowment contract. The rules are too complex to be summarized here, but generally depend on the amount of premiums we receive during the first seven policy years. Certain changes in a policy after it is issued, such as reduction or increase in benefits, policy reinstatement or substitution of the insured person, could also cause it to be classified as a modified endowment contract or increase the period during which the policy must be tested. A current or prospective policy owner should consult with a qualified tax adviser to determine whether or not a policy transaction will cause the policy to be classified as a modified endowment contract.

If a policy becomes a modified endowment contract, distributions that occur during the policy year will be taxed as distributions from a modified endowment contract. In addition, distributions from a policy within two years before it becomes a modified endowment contract will be taxed in this manner. This means that a distribution made from a policy that is not a modified endowment contract could later become taxable as a distribution from a modified endowment contract.

Additionally, all modified endowment contracts that are issued by us (or our affiliates) to the same policy owner during any calendar year are treated as one modified endowment contract for purposes of determining the amount includible in the policy owner's income when a taxable distribution occurs.

Once a policy is classified as a modified endowment contract, the following tax rules apply both prospectively and to any distributions made in the prior two years:

- All distributions other than death benefits, including distributions upon surrender and withdrawals, from a modified endowment contract will be treated first as distributions of gain, if any, taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed. The amount of gain in the policy will be equal to the difference between the policy's value, determined without regard to any surrender charges, and the investment in the policy;
- Loan amounts taken from or secured by a policy classified as a modified endowment contract, and also assignments or pledges of such a policy (or agreements to assign or pledge such a policy), are treated first as distributions of gain, if any, taxable as ordinary income. Amounts will be treated as tax-free recovery of the policy owner's investment in the policy only after all gain has been distributed; and
- A 10% additional income tax penalty may be imposed on the distribution amount subject to income tax. This tax penalty generally does not apply to distributions (a) made on or after the date on which the taxpayer attains age 59½; (b) that are attributable to the taxpayer becoming disabled (as defined in the Internal Revenue Code); or (c) that are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary. Consult a qualified tax adviser to determine whether or not you may be subject to this penalty tax.

## Policies That Are Not Modified Endowment Contracts

Distributions other than death benefits from a policy that is not classified as a modified endowment contract are generally treated first as a recovery of the policy owner's investment in the policy. Only after the recovery of all investment in the policy is there taxable income. However, certain distributions made in connection with policy benefit reductions during the first 15 policy years may be treated in whole or in part as ordinary income subject to tax. Consult a qualified tax adviser to determine whether or not any distributions made in connection with a reduction in policy benefits will be subject to tax.

Loan amounts from or secured by a policy that is not a modified endowment contract are generally not taxed as distributions. Finally, neither distributions from, nor loan amounts from or secured by, a policy that is not a modified endowment contract are subject to the 10% additional income tax.

## Investment in the Policy

Your investment in the policy is generally the total of your aggregate premiums. When a distribution is taken from the policy, your investment in the policy is reduced by the amount of the distribution that is tax free.

## *Other Tax Matters*

### Policy Loans

In general, interest on a policy loan will not be deductible. A limited exception to this rule exists for certain interest paid in connection with certain "key person" insurance. You should consult a qualified tax adviser before taking out a loan to determine whether you qualify under this exception.

If a loan from a policy is outstanding when the policy, other than a modified endowment contract, is surrendered or lapses, then the amount of the outstanding indebtedness will be added to the amount treated as a distribution from the policy and will be taxed accordingly.

### Accelerated Death Benefit Rider

We believe that payments under the Accelerated Death Benefit Rider should be fully excludable from the gross income of the beneficiary if the beneficiary is the insured under the policy, or is an individual who has no business or financial connection with the insured. (**See Accelerated Death Benefit Rider, page 66, for more information about this rider.**) However, you should consult a qualified tax adviser about the consequences of adding this rider to a policy or requesting payment under this rider.

### Continuation of a Policy

The tax consequences of continuing the policy after the insured person reaches age 100 are unclear. For example, in certain situations it is possible that after the insured person reaches age 100 the IRS could treat you as being in constructive receipt of the policy value if the policy value becomes equal to the death benefit. If this happens, an amount equal to the excess of the policy value over the investment in the policy would be includible in your income at that time. Because we believe the policy will continue to constitute life insurance at that time and the IRS has not issued any guidance on this issue, we do not intend to tax report any earnings due to the possibility of constructive receipt in this circumstance. You should consult a qualified tax adviser if you intend to keep the policy in force after the insured person reaches age 100.

### Section 1035 Exchanges

Internal Revenue Code Section 1035 provides, in certain circumstances, that no gain or loss will be recognized on the exchange of one life insurance policy solely for another life insurance policy or an endowment, annuity or qualified long term care contract. We accept Section 1035 exchanges with outstanding loans. Special rules and procedures apply to Section 1035 exchanges. These rules can be complex, and if you wish to take advantage of Section 1035, you should consult your qualified tax adviser.

## Tax-exempt Policy Owners

Special rules may apply to a policy that is owned by a tax-exempt entity. Tax-exempt entities should consult a qualified tax adviser regarding the consequences of purchasing and owning a policy. These consequences could include an effect on the tax-exempt status of the entity and the possibility of the unrelated business income tax.

## Tax Law Changes

Although the likelihood of legislative action or tax reform is uncertain, there is always the possibility that the tax treatment of the policy could be changed by legislation or other means. It is also possible that any change may be retroactive (that is, effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the policy.

## Policy Changes to Comply with the Law

So that your policy continues to qualify as life insurance under the Internal Revenue Code, we reserve the right to refuse to accept all or part of your premium payments or to change your death benefit. We may refuse to allow you to make partial withdrawals that would cause your policy to fail to qualify as life insurance. We also may make changes to your policy or its riders or make distributions from your policy to the degree that we deem necessary to qualify your policy as life insurance for tax purposes.

If we make any change of this type, it applies the same way to all affected policies.

Any increase in your death benefit will cause an increase in your cost of insurance charges.

## Policy Availability and Qualified Plans

The FirstLine policy is not available for sale to and cannot be acquired with funds that are assets of (i) an employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and that is subject to Title I of ERISA; (ii) a plan described in Section 4975(e)(1) of the Internal Revenue Code; or (iii) an entity whose underlying assets include plan assets by reason of the investment by an employee benefit plan or other plan in such entity within the meaning of 29 C.F.R. Section 2510.3-101 or otherwise.

Policy owners may use the policy in various arrangements, including:
- Certain qualified plans (FirstLine II policies only);
- Non-qualified deferred compensation or salary continuance plans;
- Split dollar insurance plans;
- Executive bonus plans;
- Retiree medical benefit plans; and
- Other plans.

The tax consequences of these plans may vary depending on the particular facts and circumstances of each arrangement. If you want to use your policy with any of these various arrangements, you should consult a qualified tax adviser regarding the tax issues of your particular arrangement.

## Life Insurance Owned by Businesses

In recent years, Congress has adopted new rules relating to life insurance owned by businesses. For example, in the case of a policy issued to a nonnatural taxpayer, or held for the benefit of such an entity, a portion of the taxpayer's otherwise deductible interest expenses may not be deductible as a result of ownership of a policy even if no loans are taken under the policy. (An exception to this rule is provided for certain life insurance contracts that cover the life of an individual who is a 20% owner, or an officer, director, or employee of a trade or business.) In addition, in certain instances, a portion of the death benefit payable under an employer-owned policy may be taxable. As another example, special rules apply if you are subject to the alternative minimum tax. Any business contemplating the purchase of a new policy or a change in an existing policy should consult a qualified tax adviser.

## Income Tax Withholding

The IRS requires us to withhold income taxes from any portion of the amounts individuals receive in a taxable transaction. We generally do not withhold income taxes if you elect in writing not to have withholding apply. If the amount withheld for you is insufficient to cover income taxes, you will have to pay additional income taxes and possibly penalties later. We will also report to the IRS the amount of any taxable distributions.

## Policy Transfers

The transfer of the policy or designation of a beneficiary may have federal, state and/or local transfer and inheritance tax consequences, including the imposition of gift, estate and generation-skipping transfer taxes. The individual situation of each policy owner or beneficiary will determine the extent, if any, to which federal, state and local transfer and inheritance taxes may be imposed and how ownership or receipt of policy proceeds will be treated for purposes of federal, state and local estate, inheritance, generation skipping and other taxes.

**You should consult qualified legal or tax advisers for complete information on federal, state, local and other tax considerations.**

# ADDITIONAL INFORMATION

## *General Policy Provisions*

### Your Policy

The policy is a contract between you and us and is the combination
of:
- Your policy;
- A copy of your original application and applications for benefit increases or decreases;
- Your riders;
- Your endorsements;
- Your policy schedule pages; and
- Your reinstatement applications.

If you make a change to your coverage, we give you a copy of your changed application and new policy schedules. If you send your policy to us, we attach these items to your policy and return it to you. Otherwise, you need to attach them to your policy.

Unless there is fraud, we consider all statements made in an application to be representations and not guarantees. We use no statement to deny a claim, unless it is in an application.

A president or other officer of our company and our secretary or assistant secretary must sign all changes or amendments to your policy. No other person may change its terms or conditions.

## Guaranteed Issue

We may offer policies on a guaranteed issue basis for certain individuals, groups or sponsored arrangements. We issue these policies up to a preset face amount with reduced evidence of insurability. Guaranteed issue policies carry a different mortality risk compared with policies that are fully underwritten, and we may charge different cost of insurance rates for guaranteed issue policies. The cost of insurance rates under these circumstances may depend on the:
- Issue age of the insured person; and
- Risk class of the insured person.

Generally, most guaranteed issue policies have higher overall charges for insurance than similar underwritten policies issued in the standard rate classes. This means that an insured person in a group or sponsored arrangement could get individual or fully underwritten insurance coverage at a lower overall cost.

## Age

We issue your policy at the insured person's age (stated in your policy schedule) based on the nearest birthday to the policy date. On the policy date, the insured person can generally be no more than age 85 (age 70 for guaranteed issue policies).

We often use age to calculate rates, charges and values. We determine the insured person's age at a given time by adding the number of completed policy years to the age calculated at issue and shown in the schedule.

## Ownership

The original owner is the person named as the owner in the policy application. The owner can exercise all rights and receive benefits during the life of the insured person. These rights include the right to change the owner, beneficiaries or the method designated to pay death benefit proceeds.

As a matter of law, all rights of ownership are limited by the rights of any person who has been assigned rights under the policy and any irrevocable beneficiaries.

You may name a new owner by giving us written notice. The effective date of the change to the new owner is the date the prior owner signs the notice. However, we will not be liable for any action we take before a change is recorded at our Customer Service Center. A change in ownership may cause the prior owner to recognize taxable income on gain under the policy.

## Beneficiaries

You, as owner, name the beneficiaries when you apply for your policy. The primary beneficiaries who survive the insured person receive the death benefit proceeds. Other surviving beneficiaries receive death benefit proceeds only if there are no surviving primary beneficiaries. If more than one beneficiary survives the insured person, they share the death benefit proceeds equally, unless you specify otherwise. If none of your policy beneficiaries has survived the insured person, we pay the death benefit proceeds to you or to your estate, as owner. If a beneficiary is a minor, the death benefit proceeds will be held in an interest bearing account until that beneficiary attains the age of majority.

You may name new beneficiaries during the insured person's lifetime. We pay death benefit proceeds to the beneficiaries whom you have most recently named according to our records. We do not make payments to multiple sets of beneficiaries. **The designation of certain beneficiaries may have tax consequences. See *Other Tax Matters*, page 66.**

## Collateral Assignment

You may assign your policy by sending written notice to us. After we record the assignment, your rights as owner and the beneficiaries' rights (unless the beneficiaries were made irrevocable beneficiaries under an earlier assignment) are subject to the assignment. It is your responsibility to make sure the assignment is valid. **The transfer or assignment of a policy may have tax consequences. See *Other Tax Matters*, page 66.**

## Incontestability
After your policy has been in force and the insured person is alive for two years from the policy date and from the effective date of any new coverage segment, an increase in any other benefit or reinstatement, we will not question the validity of statements in your applicable application.

## Misstatements of Age or Gender

Notwithstanding the Incontestability provision above, if the insured person's age or gender has been misstated, we adjust the death benefit to the amount that would have been purchased for the insured person's correct age and gender. We base the adjusted death benefit on the cost of insurance charges deducted from your policy value on the last monthly processing date before the insured person's death, or as otherwise required by law.

If unisex cost of insurance rates apply, we do not make any adjustments for a misstatement of gender.

## Suicide

If the insured person commits suicide (while sane or insane), within two years of your policy date, unless otherwise required by law, we limit death benefit proceeds to:
- The total premium we receive to the time of death; minus
- Outstanding loan account value plus accrued loan interest; minus
- Partial withdrawals taken.

We make a limited payment to the beneficiaries for a new coverage segment or other increase if the insured person commits suicide (while sane or insane), within two years of the effective date of a new coverage segment or within two years of an increase in any other benefit, unless otherwise required by law. The limited payment is equal to the cost of insurance and periodic fees and charges that were deducted for the increase.

## Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that serve to assure that our customers' identities are properly verified and that premiums are not derived from improper sources.

Under our anti-money laundering program, we may require policy owners, insured persons and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of premium payments or loan repayments (traveler's cheques, for example) or restrict the amount of certain forms of premium payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you and your policy either entering the 61-day grace period or lapsing. **See Lapse, page 61. See also Premium Payments Affect Your Coverage, page 25.**

**Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.**

Our anti-money laundering program is subject to change without notice to take account of changes applicable in laws or regulations and our ongoing assessment of our exposure to illegal activity.

## Transaction Processing

Generally, within seven days of when we receive all information required to process a payment, we pay:
- Death benefit proceeds;
- Surrender value;
- Partial withdrawals; and
- Loan proceeds.

We may delay processing these transactions if:
- The New York Stock Exchange is closed for trading;
- Trading on the New York Stock Exchange is restricted by the SEC;
- There is an emergency so that it is not reasonably possible to sell securities in the subaccounts or to determine the value of a subaccount's assets; and
- A governmental body with jurisdiction over the variable account allows suspension by its order.

SEC rules and regulations generally determine whether or not these conditions exist.

We execute transfers among the subaccounts as of the valuation date of our receipt of your request at our Customer Service Center.

We determine the death benefit as of the date of the insured person's death. The death benefit proceeds are not affected by subsequent changes in the value of the subaccounts.

We may delay payment from our fixed account for up to six months, unless law requires otherwise, of surrender proceeds, withdrawal amounts or loan amounts. If we delay payment more than 30 days, we pay interest at our declared rate (or at a higher rate if required by law) from the date we receive your complete request.

Unless you request otherwise, we generally pay death benefit proceeds, surrender value and partial withdrawals into an interest bearing account that may be accessed by you or the beneficiary, as applicable, through a checkbook feature. This interest bearing account is backed by our general account, and the checkbook feature may be used to access the payment at any time without penalty.

## Notification and Claims Procedures

Except for certain authorized telephone requests, we must receive in writing any election, designation, change, assignment or request made by the owner.

You must use a form acceptable to us. We are not liable for actions taken before we receive and record the written notice. We may require you to return your policy for changes to your policy or if you surrender it.

If the insured person dies while your policy is in force, please let us know as soon as possible. We will send you instructions on how to make a claim. As proof of the insured person's death, we may require proof of the deceased insured person's age and a certified copy of the death certificate.

The beneficiaries and the deceased insured person's next of kin may need to sign authorization forms. These forms allow us to get information such as medical records of doctors and hospitals used by the deceased insured person.

## Telephone Privileges

If your policy was delivered on or after May 1, 1999, telephone privileges are automatically provided to you and your agent/registered representative, unless you decline it on the application or contact our Customer Service Center. If your policy was delivered before May 1, 1999, you may choose telephone privileges by completing our customer service form and returning it to our Customer Service Center. Telephone privileges allow you or your agent/registered representative to call our Customer Service Center to:

- Make transfers;
- Change premium allocations;
- Change your dollar cost averaging and automatic rebalancing programs; and
- Request a loan.

Our Customer Service Center uses reasonable procedures to make sure that instructions received by telephone are genuine. These procedures may include:

- Requiring some form of personal identification;
- Providing written confirmation of any transactions; and
- Tape recording telephone calls.

By accepting telephone privileges, you authorize us to record your telephone calls with us. If we use reasonable procedures to confirm instructions, we are not liable for losses from unauthorized or fraudulent instructions. We may discontinue this privilege at any time. **See Limits on Frequent or Disruptive Transfers, page 56.**

Telephone and facsimile privileges may not always be available. Telephone or fax systems, whether yours, your service provider's or your agent/registered representative's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should make your transfer request by written request.

## Non-participation

Your policy does not participate in the surplus earnings of Security Life of Denver Insurance Company

## Advertising Practices and Sales Literature

We may use advertisements and sales literature to promote this product, including:
- Articles on variable life insurance and other information published in business or financial publications;
- Indices or rankings of investment securities; and
- Comparisons with other investment vehicles, including tax considerations.

We may use information regarding the past performance of the subaccounts and funds. Past performance is not indicative of future performance of the subaccounts or funds and is not reflective of the actual investment experience of policy owners.

We may feature certain subaccounts, the underlying funds and their managers, as well as describe asset levels and sales volumes. We may refer to past, current, or prospective economic trends and investment performance or other information we believe may be of interest to our customers.

## Settlement Options

You may elect to take the surrender value in other than one lump-sum payment. Likewise, you may elect to have the beneficiaries receive the death benefit proceeds other than in one lump-sum payment, if you make this election during the insured person's lifetime. If you have not made this election, the beneficiaries may do so within 60 days after we receive proof of the insured person's death.

The investment performance of the subaccounts does not affect payments under these settlement options. Instead, interest accrues at a fixed rate based on the option you choose. The declared interest rate will never be less than 3.00% (4.00% for FirstLine II policies), and any declared interest rate will be in effect for at least 12 months. Payment options are subject to our rules at the time you make your selection. Currently, a periodic payment must be at least $20 and the total proceeds must be at least $2,000.

The following settlement options are available:
- **Option 1** - The proceeds and interest are paid in equal installments for a specified period until the proceeds and interest are all paid;
- **Option 2** - The proceeds provide an annuity payment with a specified number of months. The payments are continued for the life of the primary payee. If the primary payee dies before the certain period is over, the remaining payments are paid to a contingent payee;
- **Option 3** - The proceeds are left with us to earn interest. Withdrawals and any changes are subject to our approval;
- **Option 4** - The proceeds and interest are paid in equal installments of a specified amount until the proceeds and interest are all paid; and
- **Option 5** - Other options we offer at the time we pay the benefit.

If none of these settlement options have been elected, your surrender value or the death benefit proceeds will be paid in one lump-sum payment.

Unless you request otherwise, death benefit proceeds generally will be paid into an interest bearing account that is backed by our general account and can be accessed by the beneficiary through a checkbook feature. The beneficiary may access the death benefit proceeds at any time without penalty. Interest earned on this account may be less than interest paid under other settlement options.

## Reports

**Annual Statement.** We will send you an annual statement once each policy year showing the amount of insurance coverage under your policy as well as your policy's death benefit, policy and surrender values, the amount of premiums you have paid, the amounts you have withdrawn, borrowed or transferred and the fees and charges we have imposed since the last statement.

We send semi-annual reports with financial information on the funds, including a list of investment holdings of each fund.

We send confirmation notices to you throughout the year for certain policy transactions such as transfers between investment options, partial withdrawals and loans. You are responsible for reviewing the confirmation notices to verify that the transactions are being made as requested.

**Illustrations.** To help you better understand how your policy values will vary over time under different sets of assumptions, we will provide you with a personalized illustration projecting future results based on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, planned premiums and rates of return (within limits) you specify. We may assess a charge not to exceed $25 for each illustration you request after the first in a policy year. **See Excess Illustration Fee, page 31.** Subject to regulatory approval, personalized illustrations may be based upon a weighted average rather than an arithmetic average of fund expenses.

**Other Reports.** We will mail to you at your last known address of record at least annually a report containing such information as may be required by any applicable law. To reduce expenses, only one copy of most financial reports and prospectuses, including reports and prospectuses for the funds, will be mailed to your household, even if you or other persons in your household have more than one policy issued by us or an affiliate. Call our Customer Service Center toll-free at 1-877-253-5050 if you need additional copies of financial reports, prospectuses, historical account information or annual or semi-annual reports or if you would like to receive one copy for each policy in all future mailings.

## *Distribution of the Policy*

We sell the policy through licensed insurance agents who are registered representatives of affiliated and unaffiliated broker/dealers. All broker/dealers who sell the policy have entered into selling agreements with ING America Equities, Inc., our affiliate and the principal underwriter and distributor of the policy. ING America Equities, Inc. is organized under the laws of the State of Colorado, registered with the SEC as a broker/dealer under the Securities Exchange Act of 1934, and a member of the NASD. Its principal office is located at 1290 Broadway, Denver, Colorado 80203-5699.

ING America Equities, Inc. offers the securities under the policies on a continuous basis. For the years ended December 31, 2006, 2005, and 2004, the aggregate amount of underwriting commissions we paid to ING America Equities, Inc. was $30,168,287, $35,623,260 and $34,937,360, respectively.

ING America Equities, Inc. does not retain any commissions or other amounts paid to it by us for sales of the policy. Rather, it pays all the amounts received from us to the broker/dealers for selling the policy, and part of that payment goes to your agent/registered representative.

The following is a list of broker/dealers affiliated with the company which have selling agreements with ING America Equities, Inc:
- Bancnorth Investment Group, Inc.
- Financial Network Investment Corporation
- Guaranty Brokerage Services, Inc.
- ING Financial Advisers, LLC
- ING Financial Partners, Inc.
- Multi-Financial Securities Corporation
- PrimeVest Financial Services, Inc.

The amounts that we pay for the sale of the policy can generally be categorized as either commissions or other amounts. The commissions we pay can be further categorized as base commissions which may include a portion for wholesaling or supplemental commissions.

Base commissions consist of a percentage of premium we receive for the policy up to the target premium amount, a percentage of premium we receive for the policy in excess of the target premium amount and, as a trail commission, a percentage of your average net policy value. We pay up to 95% of the target premium we receive, 4% of premium received in excess of the target premium, and 0.10% (0.15% for FirstLine II) of the average net policy value beginning in the eleventh policy year or, if sooner for FirstLine policies, after we receive premium equal to the guidelint single premium according to the federal income tax definition of life insurance. Thse percentages reflect the amounts we will pay in the first policy year and the percentages may decrease thereafter.

Supplemental commissions are paid based on a percentage of target premiums we receive for the policy and certain other designated insurance products sold during a calendar year. The percentages of supplemental commissions that we will pay may increase as the aggregate amount of premiums received for all products issued by the company and/or its affiliates during the calendar year increases. The maximum percentage of supplemental commissions that we may pay is 25%.

Generally, the commissions paid on premiums for base coverage under the policy are greater than those paid on premiums for coverage under the Adjustable Term Insurance Rider. Be aware of this and discuss with your agent/registered representative the right blend of base coverage and Adjustable Term Insurance Rider coverage for you.

In addition to the sales compensation described above, ING America Equities, Inc. may also pay broker/dealers additional compensation or reimbursement of expenses for their efforts in selling the policy to you and other customers. These amounts may include:

- Marketing/distribution allowances which may be based on the percentages of premium received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of premiums (a form of lending to agents/registered representatives). These loans may have advantageous terms such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which terms may be conditioned on fixed insurance product sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsor payments or reimbursements for broker/dealers to use in sales contests and/or meetings for their agents/registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, agent/representative recruiting or other activities that promote the sale of policies; and
- Additional cash or noncash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We may pay commissions, dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the policy.

The following is a list of the top 25 broker/dealers that, during 2006, received the most, in the aggregate, from us in connection with the sale of registered variable life insurance policies issued by us, ranked by total dollars received:

- ING Financial Partners, Inc.
- NFP Securities, Inc.
- Multi-Financial Securities Corporation
- Transamerica Financial Advisors, Inc.
- M Holdings Securities, Inc.
- Linsco/Private Ledger Corp.
- Securities America, Inc.
- Wachovia Securities, LLC
- American General Securities Incorporated
- Waterstone Financial Group, Inc.
- FSC Agency, Inc.
- ProEquities, Inc.
- Park Avenue Securities LLC
- ValMark Securities, Inc.
- Newbridge Securities Corporation
- R. A. Bench Securities, Inc.
- UBS Financial Services Inc.
- Associated Securities Corp.
- Raymond James Financial Services, Inc.
- Capital Analysts, Incorporated
- World Equity Group, Inc.
- The Leaders Group, Inc.
- Jefferson Pilot Securities Corporation
- Financial Network Investment Corporation
- SII Investments, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable life insurance policies. It is important for you to know that the payment of volume or sales-based compensation to a broker/dealer or registered representative may provide that registered representative a financial incentive to promote our policies over those of another company and may also provide a financial incentive to promote the policy offered by this prospectus over one of our other policies.

## Legal Proceedings

We are not aware of any pending legal proceedings that involve the variable account as a party.

The company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitrations, suits against the company sometimes include claims for substantial compensatory, consequential, or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance, and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the company's operations or financial position.

ING America Equities, Inc., the principal underwriter and distributor of the policy, is a party to threatened or pending lawsuits/arbitration that generally arise from the normal conduct of business. Some of these suits may seek class action status and sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. ING America Equities, Inc. is not involved in any legal proceeding that, in the opinion of management, is likely to have a material adverse effect on its ability to distribute the policy.

## Financial Statements

Financial statements of the variable account and the company are contained in the Statement of Additional Information. To request a free Statement of Additional Information, please contact our Customer Service Center at the address or telephone number on the back of this prospectus.

# APPENDIX A

**Definition of Life Insurance Factors**

**Guideline Premium Test Factors**

| Attained Age | Factor | Attained Age | Factor | Attained Age | Factor | Attained Age | Factor | Attained Age | Factor |
|---|---|---|---|---|---|---|---|---|---|
| 0-40 | 2.50 | 48 | 1.97 | 56 | 1.46 | 64 | 1.22 | 72 | 1.11 |
| 41 | 2.43 | 49 | 1.91 | 57 | 1.42 | 65 | 1.20 | 73 | 1.09 |
| 42 | 2.36 | 50 | 1.85 | 58 | 1.38 | 66 | 1.19 | 74 | 1.07 |
| 43 | 2.29 | 51 | 1.78 | 59 | 1.34 | 67 | 1.18 | 75 - 90 | 1.05 |
| 44 | 2.22 | 52 | 1.71 | 60 | 1.30 | 68 | 1.17 | 91 | 1.04 |
| 45 | 2.15 | 53 | 1.64 | 61 | 1.28 | 69 | 1.16 | 92 | 1.03 |
| 46 | 2.09 | 54 | 1.57 | 62 | 1.26 | 70 | 1.15 | 93 | 1.02 |
| 47 | 2.03 | 55 | 1.50 | 63 | 1.24 | 71 | 1.13 | 94 | 1.01 |
| | | | | | | | | 95 + | 1.00 |

**Cash Value Accumulation Test Factors**

The cash value accumulation test factors vary depending on the age, gender and for FirstLine policies only, risk class of the insured person.

Generally, the cash value accumulation test requires that a policy's death benefit must be sufficient so that the policy value does not at any time exceed the net single premium required to fund the policy's future benefits. The net single premium for a policy is calculated using the greater of 4.00% or the rates of interest guaranteed in the Guaranteed Interest Division of the policy and the 1980 Commissioner's Standard Ordinary Mortality Table and will vary according to the age, gender and, for FirstLine policies only, risk class of the insured person. The factors for the cash value accumulation test are then equal to 1 divided by the net single premium per dollar of paid up whole life insurance for the applicable age, gender and for FirstLine policies only, risk class.

# APPENDIX B

## Funds Available Through the Variable Account

The following chart lists the funds that are currently available through the subaccounts of the variable account, along with each fund's investment adviser/subadviser and investment objective. More detailed information about the funds can be found in the current prospectus for each fund.

**There is no assurance that the stated investment objectives of any of the funds will be achieved. Shares of the funds will rise and fall in value and you could lose money by allocating policy value to the subaccounts that invest in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act.**

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **American Funds – Growth Fund (Class 2)** | Investment Adviser: Capital Research and Management Company | Seeks growth of capital by investing primarily in U.S. common stocks. |
| **American Funds – Growth-Income Fund (Class 2)** | Investment Adviser: Capital Research and Management Company | Seeks capital growth and income over time by investing primarily in U.S. common stocks and other securities that appear to offer potential for capital appreciation and/or dividends. |
| **American Funds – International Fund (Class 2)** | Investment Adviser: Capital Research and Management Company | Seeks growth of capital over time by investing primarily in common stocks of companies based outside the United States. |
| **Fidelity® VIP Contrafund® Portfolio (Service Class)** | Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K.) Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited | Seeks long-term capital appreciation. |
| **Fidelity® VIP Equity-Income Portfolio (Service Class)** | Investment Adviser: Fidelity Management & Research Company Subadvisers: FMR Co., Inc.; Fidelity Research & Analysis Company; Fidelity Management & Research (U.K), Inc.; Fidelity International Investment Advisors; Fidelity International Investment Advisors (U.K.) Limited; Fidelity Investments Japan Limited | Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500$^{SM}$ Index (S&P 500®). |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING AllianceBernstein Mid Cap Growth Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: AllianceBernstein, L.P. | Seeks long-term growth of capital. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING BlackRock Large Cap Growth Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: BlackRock Investment Management, LLC | Seeks long-term growth of capital. |
| **ING Evergreen Health Sciences Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Evergreen Investment Management Company, LLC | A *non-diversified* portfolio that seeks long-term capital growth. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Evergreen Omega Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Evergreen Investment Management Company, LLC | Seeks long-term capital growth. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Fidelity Management & Research Co. | Seeks long-term growth of capital. |
| **ING FMR<sup>SM</sup> Large Cap Growth Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: Fidelity Management & Research Co. | Seeks growth of capital over the long term. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Global Resources Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: ING Investment Management Co. | A *non-diversified* portfolio that seeks long-term capital appreciation. |
| **ING JPMorgan Emerging Markets Equity Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc. | Seeks capital appreciation. |
| **ING JPMorgan Small Cap Core Equity Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management Inc. | Seeks capital growth over the long term. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING JPMorgan Value Opportunities Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: J. P. Morgan Investment Management Inc. | Seeks to provide long-term capital appreciation. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Julius Baer Foreign Portfolio (Class I)** | <u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> Julius Baer Investment Management, LLC | Seeks long-term growth of capital. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Legg Mason Value Portfolio (Class I)** | <u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> Legg Mason Capital Management, Inc. | A *non-diversified* portfolio that seeks long-term growth of capital. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING LifeStyle Aggressive Growth Portfolio (Class I)** | <u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> Ibbotson Associates and ING Investment Management Co. | Seeks growth of capital. This objective is not fundamental and may be changed without a shareholder vote. |
| **ING LifeStyle Growth Portfolio (Class I)** | <u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> Ibbotson Associates and ING Investment Management Co. | Seeks growth of capital and some current income. This objective is not fundamental and may be changed without a shareholder vote. |
| **ING LifeStyle Moderate Growth Portfolio (Class I)** | <u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> Ibbotson Associates and ING Investment Management Co. | Seeks growth of capital and a low to moderate level of current income. This objective is not fundamental and may be changed without a shareholder vote. |
| **ING LifeStyle Moderate Portfolio (Class I)** | <u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> Ibbotson Associates and ING Investment Management Co. | Seeks growth of capital and current income. This objective is not fundamental and may be changed without a shareholder vote. |
| **ING Limited Maturity Bond Portfolio (Class S)** | <u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> ING Investment Management Co. | Seeks highest current income consistent with low risk to principal and liquidity and secondarily, seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal. |
| **ING Liquid Assets Portfolio (Class I)** | <u>Investment Adviser:</u> Directed Services LLC <u>Subadviser:</u> ING Investment Management Co. | Seeks high level of current income consistent with the preservation of capital and liquidity. |
| **ING MarketStyle Growth Portfolio (Class I)** | <u>Investment Adviser:</u> ING Investments, LLC <u>Subadviser:</u> ING Investment Management Co. | Seeks growth of capital and some current income. This objective is not fundamental and may be changed without a shareholder vote. |

| Fund Name | Investment Adviser/Subadviser | Investment Objective |
|---|---|---|
| **ING MarketStyle Moderate Growth Portfolio (Class I)** | Investment Adviser: <br> ING Investments, LLC <br> Subadviser: <br> ING Investment Management Co. | Seeks growth of capital and low to moderate level of current income. This objective is not fundamental and may be changed without a shareholder vote. |
| **ING MarketStyle Moderate Portfolio (Class I)** | Investment Adviser: <br> ING Investments, LLC <br> Subadviser: <br> ING Investment Management Co. | Seeks growth of capital and current income. This objective is not fundamental and may be changed without a shareholder vote. |
| **ING Marsico Growth Portfolio (Class I)** | Investment Adviser: <br> Directed Services LLC <br> Subadviser: <br> Marsico Capital Management, LLC | Seeks capital appreciation. |
| **ING Marsico International Opportunities Portfolio (Class I)** | Investment Adviser: <br> Directed Services LLC <br> Subadviser: <br> Marsico Capital Management, LLC | Seeks long-term growth of capital. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING MFS Total Return Portfolio (Class I)** | Investment Adviser: <br> Directed Services LLC <br> Subadviser: <br> Massachusetts Financial Services Company | Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital. Secondarily seeks reasonable opportunity for growth of capital and income. |
| **ING MFS Utilities Portfolio (Class S)** | Investment Adviser: <br> Directed Services LLC <br> Subadviser: <br> Massachusetts Financial Services Company | A *non-diversified* portfolio that seeks total return. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Oppenheimer Main Street Portfolio ® (Class I)** | Investment Adviser: <br> Directed Services LLC <br> Subadviser: <br> OppenheimerFunds, Inc. | Seeks long-term growth of capital and future income. |
| **ING Pioneer Fund Portfolio (Class I)** | Investment Adviser: <br> Directed Services LLC <br> Subadviser: <br> Pioneer Investment Management, Inc. | Seeks reasonable income and capital growth. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Pioneer Mid Cap Value Portfolio (Class I)** | Investment Adviser: <br> Directed Services LLC <br> Subadviser: <br> Pioneer Investment Management, Inc. | Seeks capital appreciation. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Stock Index Portfolio (Class I)** | Investment Adviser: <br> Directed Services LLC <br> Subadviser: <br> ING Investment Management Co. | Seeks total return. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING T. Rowe Price Capital Appreciation Portfolio (Class I)** | Investment Adviser: <br> Directed Services LLC <br> Subadviser: <br> T. Rowe Price Associates, Inc. | Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and prudent investment risk. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING T. Rowe Price Equity Income Portfolio (Class I)** | Investment Adviser: Directed Services LLC Subadviser: T. Rowe Price Associates, Inc. | Seeks substantial dividend income as well as long-term growth of capital. |
| **ING UBS U.S. Allocation Portfolio (Class S)** | Investment Adviser: Directed Services LLC Subadviser: UBS Global Asset Management (Americas) Inc. | Seeks to maximize total return over the long term by allocating its assets among stocks, bonds, short-term instruments and other investments. |
| **ING Van Kampen Growth and Income Portfolio (Class S)** | Investment Adviser: Directed Services LLC Subadviser: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen) | Seeks long-term growth of capital and income. |
| **ING VP Index Plus International Equity Portfolio (Class S)** | Investment Adviser: ING Investments, LLC Subadviser: ING Investment Management Advisors, B.V. | Seeks to outperform the total return performance of the Morgan Stanley Capital International Europe Australasia and Far East® Index ("MSCI EAFE® Index"), while maintaining a market level of risk. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Wells Fargo Small Cap Disciplined Portfolio (Class S)** | Investment Adviser: Directed Services LLC Subadviser: Wells Capital Management, Inc. | Seeks long-term capital appreciation. The portfolio's investment objective is not fundamental and may be changed without a shareholder vote. |
| **ING Baron Small Cap Growth Portfolio (Initial Class)** | Investment Adviser: Directed Services LLC Subadviser: BAMCO, Inc. | Seeks capital appreciation. |
| **ING Columbia Small Cap Value II Portfolio (Initial Class)** | Investment Adviser: Directed Services LLC Subadviser: Columbia Management Advisors, LLC | Seeks long-term growth of capital. |
| **ING JP Morgan Mid Cap Value Portfolio (Initial Class)** | Investment Adviser: Directed Services LLC Subadviser: J.P. Morgan Investment Management, Inc. | A *non-diversified* portfolio that seeks growth from capital appreciation. |
| **ING Lord Abbett U.S. Government Securities Portfolio (Initial Class)** | Investment Adviser: Directed Services LLC Subadviser: Lord, Abbett & Co. LLC | Seeks high current income consistent with reasonable risk. |
| **ING Neuberger Berman Partners Portfolio (Initial Class)** | Investment Adviser: Directed Services LLC Subadviser: Neuberger Berman Management Inc. | Seeks capital growth. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING Neuberger Berman Regency Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Neuberger Berman Management Inc. | Seeks capital growth. |
| **ING Oppenheimer Global Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: OppenheimerFunds, Inc. | Seeks capital appreciation. |
| **ING Oppenheimer Strategic Income Portfolio (Service Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: OppenheimerFunds, Inc. | Seeks a high level of current income principally derived from interest on debt securities. |
| **ING PIMCO Total Return Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Pacific Investment Management Company LLC | Seeks maximum total return, consistent with capital preservation and prudent investment management. |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: T. Rowe Price Associates, Inc. | Seeks long-term capital appreciation. |
| **ING UBS U.S. Large Cap Equity Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: UBS Global Asset Management (Americas) Inc. | Seeks long-term growth of capital and future income. |
| **ING Van Kampen Comstock Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen) | Seeks capital growth and income. |
| **ING Van Kampen Equity and Income Portfolio (Initial Class)** | <u>Investment Adviser</u>: Directed Services LLC <u>Subadviser</u>: Morgan Stanley Investment Management, Inc. (d/b/a Van Kampen) | Seeks total return, consisting of long-term capital appreciation and current income. |
| **ING VP Balanced Portfolio, Inc (Class I)** | <u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. | Seeks to maximize investment return, consistent with reasonable safety of principal, by investing in a diversified portfolio of one or more of the following asset classes: stocks, bonds and cash equivalents, based on the judgment of the portfolio's management, of which of those sectors or mix thereof offers the best investment prospects. |

| Fund Name | Investment Adviser/ Subadviser | Investment Objective |
|---|---|---|
| **ING VP Intermediate Bond Portfolio (Class I)** | <u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. | Seeks to maximize total return consistent with reasonable risk, through investment in a diversified portfolio consisting primarily of debt securities. |
| **ING VP Index Plus LargeCap Portfolio (Class I)** | <u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index), while maintaining a market level of risk. |
| **ING VP Index Plus MidCap Portfolio (Class I)** | <u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's MidCap 400 Index (S&P MidCap 400 Index) while maintaining a market level of risk. |
| **ING VP Index Plus SmallCap Portfolio (Class I)** | <u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. | Seeks to outperform the total return performance of the Standard & Poor's SmallCap 600 Index (S&P SmallCap 600 Index) while maintaining a market level of risk. |
| **ING VP High Yield Bond Portfolio (Class I)** | <u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. | Seeks to provide investors with a high level of current income and total return. |
| **ING VP Real Estate Portfolio (Class S)** | <u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Clarion Real Estate Securities L.P. | A *non-diversified* portfolio that seeks total return. This objective is not fundamental and may be changed without a shareholder vote. |
| **ING VP SmallCap Opportunities Portfolio (Class I)** | <u>Investment Adviser</u>: ING Investments, LLC <u>Subadviser</u>: ING Investment Management Co. | Seeks long-term capital appreciation. |
| **Neuberger Berman AMT Socially Responsive Portfolio® (Class I)** | <u>Investment Adviser</u>: Neuberger Berman Management Inc. <u>Subadviser</u>: Neuberger Berman, LLC | Seeks long-term growth of capital by investing primarily in securities of companies that meet the fund's financial criteria and social policy. |

# APPENDIX C

## INFORMATION REGARDING CLOSED SUBACCOUNTS

Effective April 28, 2006, the subaccounts that invest in the following funds were closed to new investment:

- AIM V.I. Core Equity Fund (Series I)
- Fidelity® VIP Investment Grade Bond Portfolio (Initial Class)
- ING BlackRock Large Cap Value Portfolio (Class I) [1]
- ING FMR^SM Mid Cap Growth Portfolio (Class I) [2]
- ING Lord Abbett Affiliated Portfolio (Class I)
- ING Van Kampen Capital Growth Portfolio (Class I) [3]
- ING American Century Large Company Value Portfolio (Initial Class)
- ING American Century Small-Mid Cap Value Portfolio (Initial Class)
- ING Fundamental Research Portfolio (Initial Class)
- ING Legg Mason Partners Aggressive Growth Portfolio (Initial Class)
- ING VP Strategic Allocation Conservative Portfolio (Class I)
- ING VP Strategic Allocation Growth Portfolio (Class I)
- ING VP Strategic Allocation Moderate Portfolio (Class 1)
- ING VP MidCap Opportunities Portfolio (Class I)
- ING VP Value Opportunity Portfolio (Class I)
- Van Eck Worldwide Hard Assets Fund

Effective April 30, 2007, the subaccount which invests in the following fund was closed to new investment:

- ING MarketPro Portfolio (Class I)

Policy owners who have policy value allocated to one or more of the subaccounts that correspond to these funds may leave their policy value in those subaccounts, but future allocations and transfers into those subaccounts are prohibited. If your most recent premium allocation instructions includes a subaccount that corresponds to one of these funds, premium received that would have been allocated to a subaccount corresponding to one of these funds will be allocated on a pro rata basis among all the other available subaccounts in which your policy value is allocated. If there are no other such subaccounts, you must provide us with alternative allocation instructions or the premium payment will be returned to you. You may give us alternative allocation instructions by contacting our:

**ING Customer Service Center**
**P.O. Box 5065**
**Minot, ND 58702-5065**
**1-877-253-5050**

Your failure to provide us with alternative allocation instructions before we return your premium payment(s) may result in your policy entering the 61 day grace period and/or your policy lapsing without value. **See Lapse, page 61, for more information about how to keep your policy from lapsing. See also Reinstatement, page 61, for more information about how to put your policy back in force if it has lapsed.**

---

[1]   Prior to November 6, 2006, this fund was known as the ING Mercury Large Cap Value Portfolio.
[2]   Prior to August 7, 2006, this fund was known as the ING MFS Mid Cap Growth Portfolio.
[3]   Prior to April 30, 2007, this fund was known as the ING Van Kampen Equity Growth Portfolio.

# MORE INFORMATION IS AVAILABLE

If you would like more information about us, the variable account or the policy, the following documents are available free upon request:

- **Statement of Additional Information ("SAI")** - The SAI contains more specific information about the variable account and the policy, as well as the financial statements of the variable account and the company. The SAI is incorporated by reference into (made legally part of) this prospectus. The following is the Table of Contents for the SAI:

- **A personalized illustration of policy benefits** - A personalized illustration can help you understand how the policy works, given the policy's fees and charges along with the investment options, features and benefits and optional benefits you select. A personalized illustration can also help you compare the policy's death benefits, policy value and surrender value with other life insurance policies based on the same or similar assumptions. We reserve the right to assess a fee of up to $25 for each personalized illustration you request after the first each policy year. **See Excess Illustration Fee, page 31.**

To request a free SAI or personalized illustration of policy benefits or to make other inquiries about the policy, please contact us at our:

**ING Customer Service Center**
**P.O. Box 5065**
**Minot, ND 58702-5065**
**1-877-253-5050**
**www.ingservicecenter.com**

Additional information about us, the variable account or the policy (including the SAI) can be reviewed and copied from the SEC's Internet website (http://www.sec.gov) or at the SEC's Public Reference Branch in Washington, DC. Copies of this additional information may also be obtained, upon payment of a duplicating fee, by writing the SEC's Public Reference Branch at 100 F Street, NE, Room 1580, Washington, DC 20549. More information about operation of the SEC's Public Reference Branch can be obtained by calling 202-551-8090. When looking for information regarding the policy offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the 1933 Act. This number is 33-74190.

**1940 Act File No. 811-08292**
**1933 Act file No. 33-7419**

| SECURITY LIFE SEPARATE ACCOUNT L1<br>OF<br>SECURITY LIFE OF DENVER INSURANCE COMPANY |
|---|

**Statement of Additional Information dated April 30, 2007**

**FIRSTLINE/FIRSTLINE II**
**Variable Universal Life Insurance Policy**

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current FirstLine/FirstLine II prospectus dated April 30, 2007. The policy offered in connection with the prospectus is a flexible premium variable universal life insurance policy funded through the Security Life Separate Account L1.

A free prospectus is available upon request by contacting the Security Life of Denver Insurance Company's Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065, by calling 1-877-253-5050 or by accessing the SEC's web site at http://www.sec.gov.

Read the prospectus before you invest. Unless otherwise indicated, terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

**TABLE OF CONTENTS**

# GENERAL INFORMATION AND HISTORY

Security Life of Denver Insurance Company (the "company," "we," "us," "our") issues the policy described in the prospectus and is responsible for providing each policy's insurance benefits. We are a stock life insurance company organized in 1929 and incorporated under the laws of the State of Colorado and an indirect, wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. ING is headquartered in Amsterdam, The Netherlands. We are engaged in the business of issuing insurance policies. Our headquarters is at 1290 Broadway, Denver, Colorado 80203-5699.

We established the Security Life Separate Account L1 (the "variable account") on November 3, 1993, as one of our separate accounts under the laws of the State of Colorado for the purpose of funding variable life insurance policies issued by us. The variable account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Premium payments may be allocated to one or more of the available subaccounts of the variable account. Each subaccount invests in shares of a corresponding fund at net asset value. We may make additions to, deletions from or substitutions of available funds as permitted by law and subject to the conditions of the policy.

Other than the policy owner fees and charges described in the prospectus, all expenses incurred in the operations of the variable account are borne by the company. We do, however, receive compensation for certain recordkeeping, administration or other services from the funds or affiliates of the funds available through the policies. See "Fees and Charges" in the prospectus.

The company maintains custody of the assets of the variable account. As custodian, the company holds cash balances for the variable account pending investment in the funds or distribution. The funds in whose shares the assets of the subaccounts of the variable account are invested each have custodians, as discussed in the respective fund prospectuses.

# PERFORMANCE REPORTING AND ADVERTISING

Information regarding the past, or historical, performance of the subaccounts of the variable account and the funds available for investment through the subaccounts of the variable account may appear in advertisements, sales literature or reports to policy owners or prospective purchasers. SUCH PERFORMANCE INFORMATION FOR THE SUBACCOUNTS WILL REFLECT THE DEDUCTION OF ALL FUND FEES AND CHARGES, INCLUDING INVESTMENT MANAGEMENT FEES, DISTRIBUTION (12B-1) FEES AND OTHER EXPENSES BUT WILL NOT REFLECT DEDUCTIONS FOR ANY POLICY FEES AND CHARGES. IF THE POLICY'S TAX, SALES, COST OF INSURANCE, MORTALITY AND EXPENSE RISK, POLICY AND ADMINISTRATIVE CHARGES AND THE OTHER TRANSACTION, PERIODIC OR OPTIONAL BENEFITS FEES AND CHARGES WERE DEDUCTED, THE PERFORMANCE SHOWN WOULD BE SIGNIFICANTLY LOWER.

With respect to performance reporting it is important to remember that past performance does not guarantee future results. Current performance may be higher or lower than the performance shown and actual investment returns and principal values will fluctuate so that shares and/or units, at redemption, may be worth more or less than their original cost.

Performance history of the subaccounts of the variable account and the corresponding funds is measured by comparing the value at the beginning of the period to the value at the end of the period. Performance is usually calculated for periods of one month, three months, year-to-date, one year, three years, five years, ten years (if the fund has been in existence for these periods) and since the inception date of the fund (if the fund has been in existence for less than ten years). We may provide performance information showing average annual total returns for periods prior to the date a subaccount commenced operation. We will calculate such performance information based on the assumption that the subaccounts were in existence for the same periods as those indicated for the funds, with the level of charges at the variable account level that were in effect at the inception of the subaccounts. Performance information will be specific to the class of fund shares offered through the policy, however, for periods prior to the date a class of fund shares commenced operations, performance information may be based on a different class of shares of the same fund. In this case, performance for the periods prior to the date a class of fund shares commenced operations will be adjusted by the fund fees and expenses associated with the class of fund shares offered through the policy.

We may compare performance of the subaccounts and/or the funds as reported from time to time in advertisements and sales literature to other variable life insurance issuers in general; to the performance of particular types of variable life insurance policies investing in mutual funds; or to investment series of mutual funds with investment objectives similar to each of the subaccounts, whose performance is reported by Lipper Analytical Services, Inc. ("Lipper") and Morningstar. Inc. ("Morningstar") or reported by other series, companies, individuals or other industry or financial publications of general interest, such as *Forbes, Money, The Wall Street Journal, Business Week, Barron's, Kiplinger's* and *Fortune*. Lipper and Morningstar are independent services which monitor and rank the performances of variable life insurance issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper's and Morningstar's rankings include variable annuity issuers as well as variable life insurance issuers. The performance analysis prepared by Lipper and Morningstar ranks such issuers on the basis of total return, assuming reinvestment of distributions, but does not take sales charges, redemption fees or certain expense deductions at the separate account level into consideration. We may also compare the performance of each subaccount in advertising and sales literature to the Standard & Poor's Index of 500 common stocks and the Dow Jones Industrials, which are widely used measures of stock market performance. We may also compare the performance of each subaccount to other widely recognized indices. Unmanaged indices may assume the reinvestment of dividends, but typically do not reflect any "deduction" for the expense of operating or managing an investment portfolio.

To help you better understand how your policy's death benefits, policy value and surrender value will vary over time under different sets of assumptions, we encourage you to obtain a personalized illustration. Personalized illustrations will assume deductions for fund expenses and policy and variable account charges. We will base these illustrations on the age and risk classification of the insured person and other factors such as the amount of insurance coverage, death benefit option, premiums and rates of return (within limits) you specify. These personalized illustrations will be based on either a hypothetical investment return of the funds of 0% and other percentages not to exceed 12% or on the actual historical experience of the funds as if the subaccounts had been in existence and a policy issued for the same periods as those indicated for the funds. Subject to regulatory approval, personalized illustrations may be based upon a weighted average of fund expenses rather than an arithmetic average. A personalized illustration is available upon request by contacting our Customer Service Center at P.O. Box 5065, Minot, ND 58702-5065 or by calling 1-877-253-5050.

# EXPERTS

The statements of assets and liabilities of Security Life Separate Account L1 as of December 31, 2006, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the statutory basis financial statements of Security Life of Denver Insurance Company as of December 31, 2006 and 2005, and for the years then ended, included in this Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

# FINANCIAL STATEMENTS

The financial statements of the variable account reflect the operations of the variable account as of and for the year ended December 31, 2006, and have been audited by Ernst & Young LLP, independent registered public accounting firm.

The statutory basis financial statements of the company as of December 31, 2006 and 2005, and for the years then ended have been audited by Ernst & Young LLP, independent registered public accounting firm. The financial statements of the company should be distinguished from the financial statements of the variable account and should be considered only as bearing upon the ability of the company to meet its obligations under the policies. They should not be considered as bearing on the investment performance of the assets held in the variable account. The statutory basis financial statements of the company as of December 31, 2006 and 2005, and for the years then ended have been prepared on the basis of statutory accounting practices prescribed or permitted by the State of Colorado Division of Insurance.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

**FINANCIAL STATEMENTS**

**Security Life of Denver Insurance Company**

**Security Life Separate Account L1**

*Year ended December 31, 2006*
*with Report of Independent Registered Public Accounting Firm*

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**SECURITY LIFE OF DENVER INSURANCE COMPANY**
**SECURITY LIFE SEPARATE ACCOUNT L1**
**Financial Statements**
**Year ended December 31, 2006**


# Contents

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# Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
Security Life of Denver Insurance Company

We have audited the accompanying statements of assets and liabilities of the Divisions constituting Security Life of Denver Insurance Company Security Life Separate Account L1 (the "Account") as of December 31, 2006, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits. The Account is comprised of the following Divisions:

AIM Variable Insurance Funds:
  AIM V.I. Core Equity Fund - Series I Shares
  AIM V.I. Core Stock Fund - Series I Shares
  AIM V.I. Government Securities Fund - Series I Shares
American Funds Insurance Series:
  American Funds Insurance Series® Growth Fund - Class 2
  American Funds Insurance Series® Growth Income Fund - Class 2
  American Funds Insurance Series® International Fund - Class 2
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Service Class
  Fidelity® VIP High Income Portfolio - Service Class
  Fidelity® VIP Overseas Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Service Class
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Asset Manager$^{SM}$ Portfolio - Initial Class
  Fidelity® VIP Asset Manager$^{SM}$ Portfolio - Service Class
  Fidelity® VIP Contrafund® Portfolio - Service Class
  Fidelity® VIP Investment Grade Bond Portfolio - Initial Class
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth
    Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Institutional Class
  ING BlackRock Large Cap Growth Portfolio - Service Class
  ING BlackRock Large Cap Value Portfolio - Institutional Class
  ING Evergreen Health Sciences Portfolio - Institutional Class
  ING Evergreen Health Sciences Portfolio - Service Class
  ING Evergreen Omega Portfolio - Institutional Class
  ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Institutional Class
  ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class
  ING FMR$^{SM}$ Large Cap Growth Portfolio - Institutional Class
  ING FMR$^{SM}$ Mid Cap Growth Portfolio - Institutional Class
  ING Global Resources Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity
    Portfolio - Institutional Class
  ING JPMorgan Small Cap Core Equity
    Portfolio - Institutional Class
  ING JPMorgan Value Opportunities
    Portfolio - Institutional Class
  ING JPMorgan Value Opportunities Portfolio - Service Class
  ING Julius Baer Foreign Portfolio - Institutional Class
  ING Legg Mason Value Portfolio - Institutional Class
  ING LifeStyle Aggressive Growth Portfolio - Institutional Class

ING Investors Trust (continued):
  ING LifeStyle Growth Portfolio - Institutional Class
  ING LifeStyle Moderate Growth Portfolio - Institutional Class
  ING LifeStyle Moderate Portfolio - Institutional Class
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Institutional Class
  ING Liquid Assets Portfolio - Service Class
  ING Lord Abbett Affiliated Portfolio - Institutional Class
  ING MarketPro Portfolio - Institutional Class
  ING MarketStyle Growth Portfolio - Institutional Class
  ING MarketStyle Moderate Growth Portfolio - Institutional Class
  ING MarketStyle Moderate Portfolio - Institutional Class
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico International Opportunities
    Portfolio - Institutional Class
  ING Marsico International Opportunities Portfolio - Service Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Utilities Portfolio - Service Class
  ING Oppenheimer Main Street Portfolio® - Institutional Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Fund Portfolio - Service Class
  ING Pioneer Mid Cap Value Portfolio - Institutional Class
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation
    Portfolio - Institutional Class
  ING T. Rowe Price Equity Income Portfolio - Institutional Class
  ING UBS U.S. Allocation Portfolio - Service Class
  ING Van Kampen Equity Growth Portfolio - Institutional Class
  ING Van Kampen Growth and Income Portfolio - Service Class
  ING VP Index Plus International Equity Portfolio - Service Class
  ING Wells Fargo Small Cap Disciplined Portfolio - Service Class
ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Initial Class
  ING American Century Small-Mid Cap Value
    Portfolio - Initial Class
  ING Baron Small Cap Growth Portfolio - Initial Class
  ING Columbia Small Cap Value II Portfolio - Initial Class
  ING Fundamental Research Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Initial Class
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Initial Class
  ING Lord Abbett U.S. Government Securities
    Portfolio - Initial Class

ING Partners, Inc. (continued):
  ING Neuberger Berman Partners Portfolio - Initial Class
  ING Neuberger Berman Regency Portfolio - Initial Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING Oppenheimer Strategic Income Portfolio - Service Class
  ING PIMCO Total Return Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Equity and Income Portfolio - Initial Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Conservative Portfolio - Class I
  ING VP Strategic Allocation Growth Portfolio - Class I
  ING VP Strategic Allocation Moderate Portfolio - Class I
ING Variable Portfolios, Inc.:
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I
ING Variable Products Trust:
  ING VP High Yield Bond Portfolio - Class I
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP Real Estate Portfolio - Class S
  ING VP SmallCap Opportunities Portfolio - Class I

ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class I
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
M Fund, Inc.:
  Brandes International Equity Fund
  Business Opportunity Value Fund
  Frontier Capital Appreciation Fund
  Turner Core Growth Fund
Neuberger Berman Advisers Management Trust:
  Neuberger Berman AMT Growth Portfolio® - Class I
  Neuberger Berman AMT Limited Maturity Bond
    Portfolio® - Class I
  Neuberger Berman AMT Socially Responsive
    Portfolio® - Class I
Pioneer Variable Contracts Trust:
  Pioneer Small Cap Value VCT Portfolio - Class I
Putnam Variable Trust:
  Putnam VT Small Cap Value Fund - Class IB Shares
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Emerging Markets Fund
  Van Eck Worldwide Hard Assets Fund

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2006, by correspondence with the transfer agents. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective Divisions constituting Security Life of Denver Insurance Company Security Life Separate Account L1 at December 31, 2006, the results of their operations and changes in their net assets for the periods disclosed in the financial statements, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 23, 2007

**SECURITY LIFE OF DENVER INSURANCE COMPANY**
**SECURITY LIFE SEPARATE ACCOUNT L1**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | AIM V.I. Core Equity Fund - Series I Shares | American Funds Insurance Series® Growth Fund - Class 2 | American Funds Insurance Series® Growth Income Fund - Class 2 | American Funds Insurance Series® International Fund - Class 2 | Fidelity® VIP Equity- Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 18,880 | $ 47,750 | $ 25,077 | $ 44,728 | $ 1,640 |
| Total assets | 18,880 | 47,750 | 25,077 | 44,728 | 1,640 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 1 | 1 | 1 | 1 | - |
| Total liabilities | 1 | 1 | 1 | 1 | - |
| Net assets | $ 18,879 | $ 47,749 | $ 25,076 | $ 44,727 | $ 1,640 |
| | | | | | |
| Total number of mutual fund shares | 693,593 | 745,165 | 594,394 | 2,038,634 | 62,794 |
| | | | | | |
| Cost of mutual fund shares | $ 17,388 | $ 40,599 | $ 21,938 | $ 35,323 | $ 1,627 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | Fidelity® VIP Contrafund® Portfolio - Service Class | Fidelity® VIP Investment Grade Bond Portfolio - Initial Class | ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Value Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds at fair value | $ 8,408 | $ 518 | $ 2,452 | $ 908 | $ 23,236 |
| Total assets | 8,408 | 518 | 2,452 | 908 | 23,236 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | 1 |
| Total liabilities | - | - | - | - | 1 |
| Net assets | $ 8,408 | $ 518 | $ 2,452 | $ 908 | $ 23,235 |
| | | | | | |
| Total number of mutual fund shares | 267,926 | 40,565 | 144,162 | 78,559 | 1,666,840 |
| | | | | | |
| Cost of mutual fund shares | $ 8,412 | $ 503 | $ 2,577 | $ 897 | $ 19,352 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING Evergreen Health Sciences Portfolio - Institutional Class | ING Evergreen Omega Portfolio - Institutional Class | ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class | ING FMR[SM] Large Cap Growth Portfolio - Institutional Class | ING FMR[SM] Mid Cap Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 2,450 | $ 31,670 | $ 19,004 | $ 83,467 | $ 3,430 |
| Total assets | 2,450 | 31,670 | 19,004 | 83,467 | 3,430 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 1 | 1 | 3 | - |
| Total liabilities | - | 1 | 1 | 3 | - |
| Net assets | $ 2,450 | $ 31,669 | $ 19,003 | $ 83,464 | $ 3,430 |
| | | | | | |
| Total number of mutual fund shares | 200,835 | 2,720,820 | 1,413,974 | 7,664,563 | 271,179 |
| | | | | | |
| Cost of mutual fund shares | $ 2,268 | $ 29,122 | $ 20,448 | $ 81,323 | $ 3,095 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

|  | ING Global Resources Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | ING JPMorgan Value Opportunities Portfolio - Institutional Class | ING Julius Baer Foreign Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 7,648 | $ 30,687 | $ 34,150 | $ 12,251 | $ 13,805 |
| Total assets | 7,648 | 30,687 | 34,150 | 12,251 | 13,805 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 1 | 1 | - | - |
| Total liabilities | - | 1 | 1 | - | - |
| Net assets | $ 7,648 | $ 30,686 | $ 34,149 | $ 12,251 | $ 13,805 |
| | | | | | |
| Total number of mutual fund shares | 350,174 | 1,564,881 | 2,383,141 | 963,854 | 814,943 |
| | | | | | |
| Cost of mutual fund shares | $ 7,986 | $ 27,050 | $ 30,057 | $ 11,138 | $ 12,496 |

*The accompanying notes are an integral part of these financial statements.*

**SECURITY LIFE OF DENVER INSURANCE COMPANY**
**SECURITY LIFE SEPARATE ACCOUNT L1**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING Legg Mason Value Portfolio - Institutional Class | ING LifeStyle Aggressive Growth Portfolio - Institutional Class | ING LifeStyle Growth Portfolio - Institutional Class | ING LifeStyle Moderate Growth Portfolio - Institutional Class | ING LifeStyle Moderate Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 8,682 | $ 3,892 | $ 8,512 | $ 2,963 | $ 352 |
| Total assets | 8,682 | 3,892 | 8,512 | 2,963 | 352 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 8,682 | $ 3,892 | $ 8,512 | $ 2,963 | $ 352 |
| | | | | | |
| Total number of mutual fund shares | 767,643 | 275,820 | 631,435 | 230,906 | 28,435 |
| | | | | | |
| Cost of mutual fund shares | $ 7,870 | $ 3,552 | $ 7,876 | $ 2,877 | $ 341 |

*The accompanying notes are an integral part of these financial statements.*

**SECURITY LIFE OF DENVER INSURANCE COMPANY**
**SECURITY LIFE SEPARATE ACCOUNT L1**
**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING Limited Maturity Bond Portfolio - Service Class | ING Liquid Assets Portfolio - Institutional Class | ING Liquid Assets Portfolio - Service Class | ING Lord Abbett Affiliated Portfolio - Institutional Class | ING MarketPro Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 25,153 | $ 61,961 | $ 25,544 | $ 305 | $ 119 |
| Total assets | 25,153 | 61,961 | 25,544 | 305 | 119 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 1 | 3 | - | - | - |
| Total liabilities | 1 | 3 | - | - | - |
| Net assets | $ 25,152 | $ 61,958 | $ 25,544 | $ 305 | $ 119 |
| | | | | | |
| Total number of mutual fund shares | 2,344,133 | 61,961,469 | 25,543,718 | 24,093 | 10,465 |
| | | | | | |
| Cost of mutual fund shares | $ 25,253 | $ 61,961 | $ 25,544 | $ 304 | $ 116 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING MarketStyle Growth Portfolio - Institutional Class | ING MarketStyle Moderate Growth Portfolio - Institutional Class | ING MarketStyle Moderate Portfolio - Institutional Class | ING Marsico Growth Portfolio - Institutional Class | ING Marsico International Opportunities Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 1,969 | $ 758 | $ 206 | $ 6,212 | $ 16,842 |
| Total assets | 1,969 | 758 | 206 | 6,212 | 16,842 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 1,969 | $ 758 | $ 206 | $ 6,212 | $ 16,842 |
| | | | | | |
| Total number of mutual fund shares | 169,632 | 66,477 | 18,481 | 371,310 | 1,099,343 |
| | | | | | |
| Cost of mutual fund shares | $ 1,851 | $ 723 | $ 203 | $ 5,662 | $ 15,509 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING MFS Total Return Portfolio - Institutional Class | ING MFS Utilities Portfolio - Service Class | ING Oppenheimer Main Street Portfolio® - Institutional Class | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 6,425 | $ 15,067 | $ 754 | $ 1,215 | $ 17,862 |
| Total assets | 6,425 | 15,067 | 754 | 1,215 | 17,862 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | 1 |
| Total liabilities | - | - | - | - | 1 |
| Net assets | $ 6,425 | $ 15,067 | $ 754 | $ 1,215 | $ 17,861 |
| | | | | | |
| Total number of mutual fund shares | 337,641 | 1,034,824 | 38,036 | 94,032 | 1,446,294 |
| | | | | | |
| Cost of mutual fund shares | $ 6,162 | $ 12,279 | $ 698 | $ 1,167 | $ 15,934 |

*The accompanying notes are an integral part of these financial statements.*

**Statements of Assets and Liabilities**
**December 31, 2006**
*(Dollars in thousands)*

| | ING Stock Index Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | ING T. Rowe Price Equity Income Portfolio - Institutional Class | ING UBS U.S. Allocation Portfolio - Service Class | ING Van Kampen Equity Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 221,383 | $ 47,839 | $ 18,205 | $ 277 | $ 4,389 |
| Total assets | 221,383 | 47,839 | 18,205 | 277 | 4,389 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 8 | 1 | 1 | - | - |
| Total liabilities | 8 | 1 | 1 | - | - |
| Net assets | $ 221,375 | $ 47,838 | $ 18,204 | $ 277 | $ 4,389 |
| | | | | | |
| Total number of mutual fund shares | 17,228,250 | 1,795,740 | 1,173,007 | 25,218 | 367,616 |
| | | | | | |
| Cost of mutual fund shares | $ 179,751 | $ 40,489 | $ 15,983 | $ 256 | $ 3,714 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING Van Kampen Growth and Income Portfolio - Service Class | ING VP Index Plus International Equity Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | ING American Century Large Company Value Portfolio - Initial Class | ING American Century Small-Mid Cap Value Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 3,695 | $ 45,207 | $ 19,304 | $ 76 | $ 699 |
| Total assets | 3,695 | 45,207 | 19,304 | 76 | 699 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 2 | 1 | - | - |
| Total liabilities | - | 2 | 1 | - | - |
| Net assets | $ 3,695 | $ 45,205 | $ 19,303 | $ 76 | $ 699 |
| | | | | | |
| Total number of mutual fund shares | 130,707 | 3,453,527 | 1,694,782 | 4,729 | 51,445 |
| | | | | | |
| Cost of mutual fund shares | $ 3,464 | $ 42,531 | $ 18,690 | $ 67 | $ 648 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING Baron Small Cap Growth Portfolio - Initial Class | ING Columbia Small Cap Value II Portfolio - Initial Class | ING Fundamental Research Portfolio - Initial Class | ING JPMorgan Mid Cap Value Portfolio - Initial Class | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 6,123 | $ 6,507 | $ 16 | $ 14,756 | $ 256 |
| Total assets | 6,123 | 6,507 | 16 | 14,756 | 256 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 6,123 | $ 6,507 | $ 16 | $ 14,756 | $ 256 |
| | | | | | |
| Total number of mutual fund shares | 330,083 | 639,784 | 1,598 | 907,472 | 5,212 |
| | | | | | |
| Cost of mutual fund shares | $ 5,833 | $ 6,376 | $ 15 | $ 13,416 | $ 235 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING Lord Abbett U.S. Government Securities Portfolio - Initial Class | ING Neuberger Berman Partners Portfolio - Initial Class | ING Neuberger Berman Regency Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Strategic Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 18,422 | $ 524 | $ 232 | $ 5,343 | $ 6,319 |
| Total assets | 18,422 | 524 | 232 | 5,343 | 6,319 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 1 | - | - | - | - |
| Total liabilities | 1 | - | - | - | - |
| Net assets | $ 18,421 | $ 524 | $ 232 | $ 5,343 | $ 6,319 |
| | | | | | |
| Total number of mutual fund shares | 1,855,219 | 47,952 | 21,753 | 320,343 | 585,054 |
| | | | | | |
| Cost of mutual fund shares | $ 18,385 | $ 472 | $ 213 | $ 4,284 | $ 5,969 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING PIMCO Total Return Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING Van Kampen Comstock Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 18,084 | $ 43,420 | $ 6,389 | $ 12,130 | $ 2,601 |
| Total assets | 18,084 | 43,420 | 6,389 | 12,130 | 2,601 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | 1 | 2 | - | - | - |
| Total liabilities | 1 | 2 | - | - | - |
| Net assets | $ 18,083 | $ 43,418 | $ 6,389 | $ 12,130 | $ 2,601 |
| | | | | | |
| Total number of mutual fund shares | 1,620,423 | 4,709,319 | 605,017 | 907,239 | 67,608 |
| | | | | | |
| Cost of mutual fund shares | $ 17,744 | $ 38,399 | $ 6,010 | $ 11,224 | $ 2,443 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

|  | ING VP Strategic Allocation Conservative Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Moderate Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class I | ING VP Index Plus MidCap Portfolio - Class I |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 181 | $ 1,994 | $ 3,645 | $ 13,429 | $ 14,470 |
| Total assets | 181 | 1,994 | 3,645 | 13,429 | 14,470 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | - | - | - |
| Total liabilities | - | - | - | - | - |
| Net assets | $ 181 | $ 1,994 | $ 3,645 | $ 13,429 | $ 14,470 |
| | | | | | |
| Total number of mutual fund shares | 13,331 | 116,887 | 237,952 | 768,257 | 765,988 |
| | | | | | |
| Cost of mutual fund shares | $ 176 | $ 1,849 | $ 3,421 | $ 11,918 | $ 13,970 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

|  | ING VP Index Plus SmallCap Portfolio - Class I | ING VP Value Opportunity Portfolio - Class I | ING VP High Yield Bond Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class I | ING VP Real Estate Portfolio - Class S |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 14,562 | $ 1,994 | $ 27,693 | $ 2,526 | $ 21,780 |
| Total assets | 14,562 | 1,994 | 27,693 | 2,526 | 21,780 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | - | 1 | - | 1 |
| Total liabilities | - | - | 1 | - | 1 |
| Net assets | $ 14,562 | $ 1,994 | $ 27,692 | $ 2,526 | $ 21,779 |
| | | | | | |
| Total number of mutual fund shares | 809,458 | 125,872 | 8,917,527 | 309,507 | 1,111,243 |
| | | | | | |
| Cost of mutual fund shares | $ 13,723 | $ 1,753 | $ 26,478 | $ 2,066 | $ 18,168 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | ING VP SmallCap Opportunities Portfolio - Class I | ING VP Balanced Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class I | Brandes International Equity Fund | Business Opportunity Value Fund |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Investments in mutual funds | | | | | |
| at fair value | $ 3,881 | $ 19,281 | $ 19,808 | $ 20,250 | $ 3,118 |
| Total assets | 3,881 | 19,281 | 19,808 | 20,250 | 3,118 |
| | | | | | |
| **Liabilities** | | | | | |
| Payable to related parties | - | 1 | - | 1 | - |
| Total liabilities | - | 1 | - | 1 | - |
| Net assets | $ 3,881 | $ 19,280 | $ 19,808 | $ 20,249 | $ 3,118 |
| | | | | | |
| Total number of mutual fund shares | 194,362 | 1,316,094 | 1,528,390 | 1,004,973 | 248,451 |
| | | | | | |
| Cost of mutual fund shares | $ 3,157 | $ 18,201 | $ 20,294 | $ 16,062 | $ 2,949 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Assets and Liabilities
### December 31, 2006
*(Dollars in thousands)*

| | Frontier Capital Appreciation Fund | Turner Core Growth Fund | Neuberger Berman AMT Socially Responsive Portfolio® - Class I | Van Eck Worldwide Hard Assets Fund |
|---|---|---|---|---|
| **Assets** | | | | |
| Investments in mutual funds | | | | |
| at fair value | $ 9,924 | $ 3,615 | $ 89 | $ 12,593 |
| Total assets | 9,924 | 3,615 | 89 | 12,593 |
| | | | | |
| **Liabilities** | | | | |
| Payable to related parties | - | - | - | - |
| Total liabilities | - | - | - | - |
| Net assets | $ 9,924 | $ 3,615 | $ 89 | $ 12,593 |
| | | | | |
| Total number of mutual fund shares | 408,909 | 209,944 | 5,330 | 384,992 |
| | | | | |
| Cost of mutual fund shares | $ 8,988 | $ 3,455 | $ 79 | $ 9,874 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | AIM V.I. Core Equity Fund - Series I Shares | AIM V.I. Core Stock Fund - Series I Shares | AIM V.I. Government Securities Fund - Series I Shares | American Funds Insurance Series® Growth Fund - Class 2 | American Funds Insurance Series® Growth Income Fund - Class 2 |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 101 | $ 241 | $ - | $ 358 | $ 360 |
| Total investment income | 101 | 241 | - | 358 | 360 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 86 | 46 | 41 | 165 | 86 |
| Total expenses | 86 | 46 | 41 | 165 | 86 |
| Net investment income (loss) | 15 | 195 | (41) | 193 | 274 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 50 | 3,551 | (835) | 1,454 | 323 |
| Capital gains distributions | - | - | - | 261 | 495 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 50 | 3,551 | (835) | 1,715 | 818 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1,492 | (2,396) | 797 | 1,851 | 1,863 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 1,542 | 1,155 | (38) | 3,566 | 2,681 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1,557 | $ 1,350 | $ (79) | $ 3,759 | $ 2,955 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | American Funds Insurance Series® International Fund - Class 2 | Fidelity® VIP Equity-Income Portfolio - Service Class | Fidelity® VIP Growth Portfolio - Initial Class | Fidelity® VIP Growth Portfolio - Service Class | Fidelity® VIP High Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 673 | $ 26 | $ 165 | $ 7 | $ 9 |
| Total investment income | 673 | 26 | 165 | 7 | 9 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 134 | 3 | 105 | - | 25 |
| Total expenses | 134 | 3 | 105 | - | 25 |
| Net investment income (loss) | 539 | 23 | 60 | 7 | (16) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 939 | 4 | 10,384 | 361 | (404) |
| Capital gains distributions | 346 | 115 | - | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1,285 | 119 | 10,384 | 361 | (404) |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 4,321 | 10 | (8,471) | (240) | 747 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 5,606 | 129 | 1,913 | 121 | 343 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 6,145 | $ 152 | $ 1,973 | $ 128 | $ 327 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Service Class | Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | Fidelity® VIP Asset Manager℠ Portfolio - Service Class | Fidelity® VIP Contrafund® Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 348 | $ 36 | $ 467 | $ 45 | $ 68 |
| Total investment income | 348 | 36 | 467 | 45 | 68 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 94 | - | 43 | - | 26 |
| Total expenses | 94 | - | 43 | - | 26 |
| Net investment income (loss) | 254 | 36 | 424 | 45 | 42 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 14,154 | 1,045 | 2,428 | 105 | 116 |
| Capital gains distributions | 242 | 28 | - | - | 619 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 14,396 | 1,073 | 2,428 | 105 | 735 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (10,636) | (698) | (2,176) | (79) | (123) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 3,760 | 375 | 252 | 26 | 612 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 4,014 | $ 411 | $ 676 | $ 71 | $ 654 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | Fidelity® VIP Investment Grade Bond Portfolio - Initial Class | ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Value Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 19 | $ - | $ - | $ - | $ 186 |
| Total investment income | 19 | - | - | - | 186 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 2 | 17 | 4 | 3 | 171 |
| Total expenses | 2 | 17 | 4 | 3 | 171 |
| Net investment income (loss) | 17 | (17) | (4) | (3) | 15 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (10) | (27) | 33 | 15 | 790 |
| Capital gains distributions | 1 | 356 | 57 | - | 591 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | (9) | 329 | 90 | 15 | 1,381 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 13 | (241) | 11 | (1) | 2,168 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 4 | 88 | 101 | 14 | 3,549 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 21 | $ 71 | $ 97 | $ 11 | $ 3,564 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING Evergreen Health Sciences Portfolio - Institutional Class | ING Evergreen Health Sciences Portfolio - Service Class | ING Evergreen Omega Portfolio - Institutional Class | ING FMR^SM Diversified Mid Cap Portfolio - Institutional Class | ING FMR^SM Diversified Mid Cap Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ - | $ - |
| Total investment income | - | - | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 324 | (274) | 201 | 81 | 1 |
| Total expenses | 324 | (274) | 201 | 81 | 1 |
| Net investment income (loss) | (324) | 274 | (201) | (81) | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 8 | 39 | 217 | (251) | 41 |
| Capital gains distributions | 1 | - | - | 1,701 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 9 | 39 | 217 | 1,450 | 41 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 182 | (12) | 1,615 | (1,445) | - |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 191 | 27 | 1,832 | 5 | 41 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ (133) | $ 301 | $ 1,631 | $ (76) | $ 40 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING FMR<sup>SM</sup> Large Cap Growth Portfolio - Institutional Class | ING FMR<sup>SM</sup> Mid Cap Growth Portfolio - Institutional Class | ING Global Resources Portfolio - Institutional Class | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 2 | $ - | $ 24 | $ 155 | $ 23 |
| Total investment income | 2 | - | 24 | 155 | 23 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 473 | 15 | 31 | 93 | 214 |
| Total expenses | 473 | 15 | 31 | 93 | 214 |
| Net investment income (loss) | (471) | (15) | (7) | 62 | (191) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 8 | 388 | 368 | (314) | 1,100 |
| Capital gains distributions | 62 | - | 948 | 278 | 849 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 70 | 388 | 1,316 | (36) | 1,949 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1,122 | (172) | (798) | 3,637 | 3,251 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 1,192 | 216 | 518 | 3,601 | 5,200 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 721 | $ 201 | $ 511 | $ 3,663 | $ 5,009 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING JPMorgan Value Opportunities Portfolio - Institutional Class | ING JPMorgan Value Opportunities Portfolio - Service Class | ING Julius Baer Foreign Portfolio - Institutional Class | ING Legg Mason Value Portfolio - Institutional Class | ING LifeStyle Aggressive Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 51 | $ - | $ - | $ - | $ 1 |
| Total investment income | 51 | - | - | - | 1 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 26 | 10 | 30 | 19 | 2 |
| Total expenses | 26 | 10 | 30 | 19 | 2 |
| Net investment income (loss) | 25 | (10) | (30) | (19) | (1) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 8 | 591 | 454 | 138 | (2) |
| Capital gains distributions | 81 | - | 1 | 20 | 10 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 89 | 591 | 455 | 158 | 8 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 1,113 | (159) | 1,284 | 599 | 340 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 1,202 | 432 | 1,739 | 757 | 348 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1,227 | $ 422 | $ 1,709 | $ 738 | $ 347 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING LifeStyle Growth Portfolio - Institutional Class | ING LifeStyle Moderate Growth Portfolio - Institutional Class | ING LifeStyle Moderate Portfolio - Institutional Class | ING Limited Maturity Bond Portfolio - Service Class | ING Liquid Assets Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 11 | $ 5 | $ 2 | $ 925 | $ 3,201 |
| Total investment income | 11 | 5 | 2 | 925 | 3,201 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 11 | 4 | - | 90 | 498 |
| Total expenses | 11 | 4 | - | 90 | 498 |
| Net investment income (loss) | - | 1 | 2 | 835 | 2,703 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | (10) | 1 | - | (139) | - |
| Capital gains distributions | 42 | 9 | 3 | - | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 32 | 10 | 3 | (139) | - |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 636 | 86 | 11 | (1) | - |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 668 | 96 | 14 | (140) | - |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 668 | $ 97 | $ 16 | $ 695 | $ 2,703 |

*The accompanying notes are an integral part of these financial statements.*

**SECURITY LIFE OF DENVER INSURANCE COMPANY**
**SECURITY LIFE SEPARATE ACCOUNT L1**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING Liquid Assets Portfolio - Service Class | ING Lord Abbett Affiliated Portfolio - Institutional Class | ING MarketPro Portfolio - Institutional Class | ING MarketStyle Growth Portfolio - Institutional Class | ING MarketStyle Moderate Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 1,291 | $ 4 | $ - | $ 1 | $ 2 |
| Total investment income | 1,291 | 4 | - | 1 | 2 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | - | 3 | - | 1 | 2 |
| Total expenses | - | 3 | - | 1 | 2 |
| Net investment income (loss) | 1,291 | 1 | - | - | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | 154 | - | (9) | - |
| Capital gains distributions | - | 27 | - | 2 | 1 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | 181 | - | (7) | 1 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | - | (70) | 3 | 118 | 35 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | - | 111 | 3 | 111 | 36 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1,291 | $ 112 | $ 3 | $ 111 | $ 36 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING MarketStyle Moderate Portfolio - Institutional Class | ING Marsico Growth Portfolio - Institutional Class | ING Marsico International Opportunities Portfolio - Institutional Class | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 10 | $ - | $ 153 |
| Total investment income | - | - | 10 | - | 153 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | - | 23 | 36 | 19 | 24 |
| Total expenses | - | 23 | 36 | 19 | 24 |
| Net investment income (loss) | - | (23) | (26) | (19) | 129 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | 106 | (349) | 2,992 | 12 |
| Capital gains distributions | - | - | 38 | - | 264 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | - | 106 | (311) | 2,992 | 276 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 3 | 154 | 1,333 | (1,065) | 256 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 3 | 260 | 1,022 | 1,927 | 532 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 3 | $ 237 | $ 996 | $ 1,908 | $ 661 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING MFS Utilities Portfolio - Service Class | ING Oppenheimer Main Street Portfolio® - Institutional Class | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 14 | $ 4 | $ - | $ - | $ 41 |
| Total investment income | 14 | 4 | - | - | 41 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 66 | 1 | 2 | - | 86 |
| Total expenses | 66 | 1 | 2 | - | 86 |
| Net investment income (loss) | (52) | 3 | (2) | - | (45) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 256 | 5 | - | 10 | 269 |
| Capital gains distributions | 66 | - | - | - | 37 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 322 | 5 | - | 10 | 306 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 3,061 | 53 | 48 | (3) | 1,444 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 3,383 | 58 | 48 | 7 | 1,750 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 3,331 | $ 61 | $ 46 | $ 7 | $ 1,705 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING Stock Index Portfolio - Institutional Class | ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | ING T. Rowe Price Equity Income Portfolio - Institutional Class | ING UBS U.S. Allocation Portfolio - Service Class | ING Van Kampen Equity Growth Portfolio - Institutional Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 3,394 | $ 634 | $ 239 | $ - | $ - |
| Total investment income | 3,394 | 634 | 239 | - | - |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 1,368 | 189 | 76 | - | 24 |
| Total expenses | 1,368 | 189 | 76 | - | 24 |
| Net investment income (loss) | 2,026 | 445 | 163 | - | (24) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 5,107 | 1,567 | 408 | 1 | 129 |
| Capital gains distributions | 1,664 | 2,643 | 635 | - | 154 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 6,771 | 4,210 | 1,043 | 1 | 283 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 20,731 | 1,131 | 1,574 | 20 | (101) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 27,502 | 5,341 | 2,617 | 21 | 182 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 29,528 | $ 5,786 | $ 2,780 | $ 21 | $ 158 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

|  | ING Van Kampen Growth and Income Portfolio - Service Class | ING VP Index Plus International Equity Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | ING American Century Large Company Value Portfolio - Initial Class | ING American Century Small-Mid Cap Value Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** |  |  |  |  |  |
| Income: |  |  |  |  |  |
| Dividends | $ 24 | $ 437 | $ 47 | $ 1 | $ - |
| Total investment income | 24 | 437 | 47 | 1 | - |
| Expenses: |  |  |  |  |  |
| Mortality, expense risk |  |  |  |  |  |
| and other charges | 9 | 194 | 68 | - | 5 |
| Total expenses | 9 | 194 | 68 | - | 5 |
| Net investment income (loss) | 15 | 243 | (21) | 1 | (5) |
|  |  |  |  |  |  |
| **Realized and unrealized gain (loss)** |  |  |  |  |  |
| **on investments** |  |  |  |  |  |
| Net realized gain (loss) on investments | 9 | (21) | (20) | - | (43) |
| Capital gains distributions | 180 | 972 | 367 | 3 | 2 |
| Total realized gain (loss) on investments |  |  |  |  |  |
| and capital gains distributions | 189 | 951 | 347 | 3 | (41) |
| Net unrealized appreciation |  |  |  |  |  |
| (depreciation) of investments | 200 | 2,676 | 614 | 8 | 122 |
| Net realized and unrealized gain (loss) |  |  |  |  |  |
| on investments | 389 | 3,627 | 961 | 11 | 81 |
| Net increase (decrease) in net assets |  |  |  |  |  |
| resulting from operations | $ 404 | $ 3,870 | $ 940 | $ 12 | $ 76 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING Baron Small Cap Growth Portfolio - Initial Class | ING Columbia Small Cap Value II Portfolio - Initial Class | ING Fundamental Research Portfolio - Initial Class | ING JPMorgan Mid Cap Value Portfolio - Initial Class | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ - | $ 2 | $ - |
| Total investment income | - | - | - | 2 | - |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 20 | 22 | - | 52 | 2 |
| Total expenses | 20 | 22 | - | 52 | 2 |
| Net investment income (loss) | (20) | (22) | - | (50) | (2) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 284 | (61) | - | 783 | 20 |
| Capital gains distributions | 40 | - | - | 112 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 324 | (61) | - | 895 | 20 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 245 | 131 | 1 | 1,248 | 6 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 569 | 70 | 1 | 2,143 | 26 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 549 | $ 48 | $ 1 | $ 2,093 | $ 24 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING Lord Abbett U.S. Government Securities Portfolio - Initial Class | ING Neuberger Berman Partners Portfolio - Initial Class | ING Neuberger Berman Regency Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Strategic Income Portfolio - Service Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 792 | $ - | $ 1 | $ 3 | $ 7 |
| Total investment income | 792 | - | 1 | 3 | 7 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 76 | 1 | - | 23 | 36 |
| Total expenses | 76 | 1 | - | 23 | 36 |
| Net investment income (loss) | 716 | (1) | 1 | (20) | (29) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 69 | - | - | 269 | 10 |
| Capital gains distributions | - | - | 1 | 7 | - |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 69 | - | 1 | 276 | 10 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 37 | 52 | 19 | 528 | 467 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 106 | 52 | 20 | 804 | 477 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 822 | $ 51 | $ 21 | $ 784 | $ 448 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING PIMCO Total Return Portfolio - Initial Class | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING Van Kampen Comstock Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Initial Class |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 302 | $ - | $ 17 | $ 121 | $ 48 |
| Total investment income | 302 | - | 17 | 121 | 48 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 70 | 268 | 8 | 50 | 4 |
| Total expenses | 70 | 268 | 8 | 50 | 4 |
| Net investment income (loss) | 232 | (268) | 9 | 71 | 44 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 28 | 759 | 40 | 1,022 | 77 |
| Capital gains distributions | - | 949 | - | 599 | 85 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 28 | 1,708 | 40 | 1,621 | 162 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 357 | 2,192 | 378 | 231 | 37 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 385 | 3,900 | 418 | 1,852 | 199 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 617 | $ 3,632 | $ 427 | $ 1,923 | $ 243 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | ING VP Strategic Allocation Conservative Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Moderate Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class I | ING VP Index Plus MidCap Portfolio - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 5 | $ 71 | $ 86 | $ 56 | $ 78 |
| Total investment income | 5 | 71 | 86 | 56 | 78 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 1 | 5 | 5 | 52 | 62 |
| Total expenses | 1 | 5 | 5 | 52 | 62 |
| Net investment income (loss) | 4 | 66 | 81 | 4 | 16 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | - | 246 | 67 | 323 | 1,538 |
| Capital gains distributions | 6 | 69 | 102 | - | 954 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 6 | 315 | 169 | 323 | 2,492 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 2 | 13 | 168 | 1,018 | (1,079) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 8 | 328 | 337 | 1,341 | 1,413 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 12 | $ 394 | $ 418 | $ 1,345 | $ 1,429 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

|  | ING VP Index Plus SmallCap Portfolio - Class I | ING VP Value Opportunity Portfolio - Class I | ING VP High Yield Bond Portfolio - Class I | ING VP MidCap Opportunities Portfolio - Class I | ING VP Real Estate Portfolio - Class S |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ 36 | $ 27 | $ 1,538 | $ - | $ 417 |
| Total investment income | 36 | 27 | 1,538 | - | 417 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 55 | 10 | 135 | 8 | 92 |
| Total expenses | 55 | 10 | 135 | 8 | 92 |
| Net investment income (loss) | (19) | 17 | 1,403 | (8) | 325 |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 742 | 13 | (237) | 99 | 1,853 |
| Capital gains distributions | 470 | - | - | - | 329 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1,212 | 13 | (237) | 99 | 2,182 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 164 | 249 | 856 | 105 | 3,002 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 1,376 | 262 | 619 | 204 | 5,184 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1,357 | $ 279 | $ 2,022 | $ 196 | $ 5,509 |

*The accompanying notes are an integral part of these financial statements.*

**SECURITY LIFE OF DENVER INSURANCE COMPANY**
**SECURITY LIFE SEPARATE ACCOUNT L1**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | ING VP SmallCap Opportunities Portfolio - Class I | ING VP Balanced Portfolio - Class I | ING VP Intermediate Bond Portfolio - Class I | Brandes International Equity Fund | Business Opportunity Value Fund |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ - | $ 780 | $ 254 | $ 15 |
| Total investment income | - | - | 780 | 254 | 15 |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 17 | 87 | 55 | 122 | 19 |
| Total expenses | 17 | 87 | 55 | 122 | 19 |
| Net investment income (loss) | (17) | (87) | 725 | 132 | (4) |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 291 | (3) | (252) | 1,321 | 165 |
| Capital gains distributions | - | - | - | 1,534 | 243 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 291 | (3) | (252) | 2,855 | 408 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | 182 | 1,080 | 177 | 1,099 | (41) |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 473 | 1,077 | (75) | 3,954 | 367 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 456 | $ 990 | $ 650 | $ 4,086 | $ 363 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Operations
### For the year ended December 31, 2006
*(Dollars in thousands)*

| | Frontier Capital Appreciation Fund | Turner Core Growth Fund | Neuberger Berman AMT Growth Portfolio® - Class I | Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I | Neuberger Berman AMT Socially Responsive Portfolio® - Class I |
|---|---|---|---|---|---|
| **Net investment income (loss)** | | | | | |
| Income: | | | | | |
| Dividends | $ - | $ 21 | $ - | $ - | $ - |
| Total investment income | - | 21 | - | - | - |
| Expenses: | | | | | |
| Mortality, expense risk | | | | | |
| and other charges | 61 | 21 | 36 | 43 | - |
| Total expenses | 61 | 21 | 36 | 43 | - |
| Net investment income (loss) | (61) | - | (36) | (43) | - |
| | | | | | |
| **Realized and unrealized gain (loss)** | | | | | |
| **on investments** | | | | | |
| Net realized gain (loss) on investments | 614 | 320 | 6,358 | (1,007) | 1 |
| Capital gains distributions | 898 | 139 | - | - | 1 |
| Total realized gain (loss) on investments | | | | | |
| and capital gains distributions | 1,512 | 459 | 6,358 | (1,007) | 2 |
| Net unrealized appreciation | | | | | |
| (depreciation) of investments | (173) | (204) | (4,608) | 1,185 | 8 |
| Net realized and unrealized gain (loss) | | | | | |
| on investments | 1,339 | 255 | 1,750 | 178 | 10 |
| Net increase (decrease) in net assets | | | | | |
| resulting from operations | $ 1,278 | $ 255 | $ 1,714 | $ 135 | $ 10 |

*The accompanying notes are an integral part of these financial statements.*

**SECURITY LIFE OF DENVER INSURANCE COMPANY**
**SECURITY LIFE SEPARATE ACCOUNT L1**
**Statements of Operations**
**For the year ended December 31, 2006**
*(Dollars in thousands)*

| | Pioneer Small Cap Value VCT Portfolio - Class I | Putnam VT Small Cap Value Fund - Class IB Shares | Van Eck Worldwide Emerging Markets Fund | Van Eck Worldwide Hard Assets Fund |
|---|---|---|---|---|
| **Net investment income (loss)** | | | | |
| Income: | | | | |
| Dividends | $           - | $      2,049 | $        147 | $         11 |
| Total investment income | - | 2,049 | 147 | 11 |
| Expenses: | | | | |
| Mortality, expense risk | | | | |
| and other charges | 12 | 35 | 45 | 78 |
| Total expenses | 12 | 35 | 45 | 78 |
| Net investment income (loss) | (12) | 2,014 | 102 | (67) |
| | | | | |
| **Realized and unrealized gain (loss)** | | | | |
| **on investments** | | | | |
| Net realized gain (loss) on investments | 1,373 | 4,337 | 9,444 | 3,039 |
| Capital gains distributions | - | - | 2,316 | 907 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 1,373 | 4,337 | 11,760 | 3,946 |
| Net unrealized appreciation | | | | |
| (depreciation) of investments | (661) | (4,100) | (6,796) | (998) |
| Net realized and unrealized gain (loss) | | | | |
| on investments | 712 | 237 | 4,964 | 2,948 |
| Net increase (decrease) in net assets | | | | |
| resulting from operations | $        700 | $      2,251 | $      5,066 | $      2,881 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | AIM V.I. Core Equity Fund - Series I Shares | AIM V.I. Core Stock Fund - Series I Shares | AIM V.I. Government Securities Fund - Series I Shares | American Funds Insurance Series® Growth Fund - Class 2 |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ - | $ 23,377 | $ 24,056 | $ 19,658 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (51) | 566 | 89 |
| Total realized gain (loss) on investments and capital gains distributions | - | 16 | (125) | 655 |
| Net unrealized appreciation (depreciation) of investments | - | 583 | (191) | 3,524 |
| Net increase (decrease) in net assets from operations | - | 548 | 250 | 4,268 |
| Changes from principal transactions: | | | | |
| Premiums | - | 2,019 | 2,452 | 5,873 |
| Surrenders and withdrawals | - | (1,324) | (1,912) | (593) |
| Cost of insurance and administrative charges | - | (1,179) | (1,083) | (1,185) |
| Benefit payments | - | (1) | - | - |
| Transfers between Divisions (including fixed account), net | - | (1,803) | (1,978) | 5,450 |
| Increase (decrease) in net assets derived from principal transactions | - | (2,288) | (2,522) | 9,545 |
| Total increase (decrease) in net assets | - | (1,740) | (2,272) | 13,813 |
| **Net assets at December 31, 2005** | - | 21,637 | 21,784 | 33,471 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 15 | 195 | (41) | 193 |
| Total realized gain (loss) on investments and capital gains distributions | 50 | 3,551 | (835) | 1,715 |
| Net unrealized appreciation (depreciation) of investments | 1,492 | (2,396) | 797 | 1,851 |
| Net increase (decrease) in net assets from operations | 1,557 | 1,350 | (79) | 3,759 |
| Changes from principal transactions: | | | | |
| Premiums | - | 537 | 558 | 6,935 |
| Surrenders and withdrawals | (908) | (446) | (562) | (1,672) |
| Cost of insurance and administrative charges | (731) | (356) | (309) | (1,750) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 18,961 | (22,722) | (21,392) | 7,006 |
| Increase (decrease) in net assets derived from principal transactions | 17,322 | (22,987) | (21,705) | 10,519 |
| Total increase (decrease) in net assets | 18,879 | (21,637) | (21,784) | 14,278 |
| **Net assets at December 31, 2006** | $ 18,879 | $ - | $ - | $ 47,749 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | American Funds Insurance Series® Growth Income Fund - Class 2 | American Funds Insurance Series® International Fund - Class 2 | Fidelity® VIP Equity- Income Portfolio - Service Class | Fidelity® VIP Growth Portfolio - Initial Class |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ 13,451 | $ 13,661 | $ - | $ 49,347 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 160 | 258 | - | (100) |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 388 | 485 | - | (475) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 408 | 3,495 | 3 | 2,618 |
| Net increase (decrease) in net assets from operations | 956 | 4,238 | 3 | 2,043 |
| Changes from principal transactions: | | | | |
| Premiums | 4,117 | 3,551 | 10 | 4,186 |
| Surrenders and withdrawals | (438) | (535) | - | (4,234) |
| Cost of insurance and administrative charges | (695) | (790) | (1) | (2,414) |
| Benefit payments | - | - | - | (38) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 951 | 5,682 | 96 | (4,497) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 3,935 | 7,908 | 105 | (6,997) |
| Total increase (decrease) in net assets | 4,891 | 12,146 | 108 | (4,954) |
| **Net assets at December 31, 2005** | 18,342 | 25,807 | 108 | 44,393 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 274 | 539 | 23 | 60 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 818 | 1,285 | 119 | 10,384 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 1,863 | 4,321 | 10 | (8,471) |
| Net increase (decrease) in net assets from operations | 2,955 | 6,145 | 152 | 1,973 |
| Changes from principal transactions: | | | | |
| Premiums | 3,537 | 5,416 | 137 | 1,282 |
| Surrenders and withdrawals | (841) | (1,331) | - | (1,823) |
| Cost of insurance and administrative charges | (977) | (1,343) | (24) | (742) |
| Benefit payments | - | - | - | (41) |
| Transfers between Divisions | | | | |
| (including fixed account), net | 2,060 | 10,033 | 1,267 | (45,042) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 3,779 | 12,775 | 1,380 | (46,366) |
| Total increase (decrease) in net assets | 6,734 | 18,920 | 1,532 | (44,393) |
| **Net assets at December 31, 2006** | $ 25,076 | $ 44,727 | $ 1,640 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | Fidelity® VIP Growth Portfolio - Service Class | Fidelity® VIP High Income Portfolio - Service Class | Fidelity® VIP Overseas Portfolio - Initial Class | Fidelity® VIP Overseas Portfolio - Service Class |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ 2,789 | $ - | $ 40,032 | $ 3,069 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 10 | 769 | (14) | 18 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 142 | 440 | 3,746 | 350 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (10) | (747) | 2,437 | 223 |
| Net increase (decrease) in net assets from operations | 142 | 462 | 6,169 | 591 |
| Changes from principal transactions: | | | | |
| Premiums | 587 | 162 | 2,896 | 533 |
| Surrenders and withdrawals | (95) | (90) | (2,636) | (213) |
| Cost of insurance and administrative charges | (180) | (295) | (1,507) | (187) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions | | | | |
| (including fixed account), net | (411) | 10,887 | (7,174) | (332) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (99) | 10,664 | (8,421) | (199) |
| Total increase (decrease) in net assets | 43 | 11,126 | (2,252) | 392 |
| **Net assets at December 31, 2005** | 2,832 | 11,126 | 37,780 | 3,461 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 7 | (16) | 254 | 36 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 361 | (404) | 14,396 | 1,073 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (240) | 747 | (10,636) | (698) |
| Net increase (decrease) in net assets from operations | 128 | 327 | 4,014 | 411 |
| Changes from principal transactions: | | | | |
| Premiums | 163 | 117 | 709 | 151 |
| Surrenders and withdrawals | (208) | (195) | (724) | (40) |
| Cost of insurance and administrative charges | (58) | (256) | (475) | (68) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions | | | | |
| (including fixed account), net | (2,857) | (11,119) | (41,304) | (3,915) |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (2,960) | (11,453) | (41,794) | (3,872) |
| Total increase (decrease) in net assets | (2,832) | (11,126) | (37,780) | (3,461) |
| **Net assets at December 31, 2006** | $ - | $ - | $ - | $ - |

*The accompanying notes are an integral part of these financial statements.*

**SECURITY LIFE OF DENVER INSURANCE COMPANY**
**SECURITY LIFE SEPARATE ACCOUNT L1**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

| | Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | Fidelity® VIP Asset Manager℠ Portfolio - Service Class | Fidelity® VIP Contrafund® Portfolio - Service Class | Fidelity® VIP Investment Grade Bond Portfolio - Initial Class |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ 20,212 | $ 1,650 | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 392 | 44 | (3) | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 209 | 58 | 4 | - |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (38) | (37) | 119 | 2 |
| Net increase (decrease) in net assets from operations | 563 | 65 | 120 | 2 |
| Changes from principal transactions: | | | | |
| Premiums | 1,771 | 465 | 164 | 48 |
| Surrenders and withdrawals | (1,320) | (54) | (2) | - |
| Cost of insurance and administrative charges | (944) | (109) | (24) | (7) |
| Benefit payments | (7) | - | - | - |
| Transfers between Divisions | | | | |
| (including fixed account), net | (2,557) | (298) | 1,790 | 405 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (3,057) | 4 | 1,928 | 446 |
| Total increase (decrease) in net assets | (2,494) | 69 | 2,048 | 448 |
| **Net assets at December 31, 2005** | 17,718 | 1,719 | 2,048 | 448 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 424 | 45 | 42 | 17 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 2,428 | 105 | 735 | (9) |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (2,176) | (79) | (123) | 13 |
| Net increase (decrease) in net assets from operations | 676 | 71 | 654 | 21 |
| Changes from principal transactions: | | | | |
| Premiums | 417 | 83 | 1,337 | 48 |
| Surrenders and withdrawals | (710) | (27) | (171) | (5) |
| Cost of insurance and administrative charges | (287) | (37) | (239) | (25) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions | | | | |
| (including fixed account), net | (17,814) | (1,809) | 4,779 | 31 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (18,394) | (1,790) | 5,706 | 49 |
| Total increase (decrease) in net assets | (17,718) | (1,719) | 6,360 | 70 |
| **Net assets at December 31, 2006** | $ - | $ - | $ 8,408 | $ 518 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Institutional Class | ING BlackRock Large Cap Growth Portfolio - Service Class | ING BlackRock Large Cap Value Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ - | $ - | $ - | $ 27,830 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | - | - | (183) |
| Total realized gain (loss) on investments and capital gains distributions | 38 | - | 3 | 68 |
| Net unrealized appreciation (depreciation) of investments | 116 | - | 1 | 1,190 |
| Net increase (decrease) in net assets from operations | 149 | - | 4 | 1,075 |
| Changes from principal transactions: | | | | |
| Premiums | 78 | - | 2 | 2,338 |
| Surrenders and withdrawals | (33) | - | - | (3,049) |
| Cost of insurance and administrative charges | (38) | - | (1) | (1,226) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 3,927 | - | 6 | (1,140) |
| Increase (decrease) in net assets derived from principal transactions | 3,934 | - | 7 | (3,077) |
| Total increase (decrease) in net assets | 4,083 | - | 11 | (2,002) |
| **Net assets at December 31, 2005** | 4,083 | - | 11 | 25,828 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (17) | (4) | (3) | 15 |
| Total realized gain (loss) on investments and capital gains distributions | 329 | 90 | 15 | 1,381 |
| Net unrealized appreciation (depreciation) of investments | (241) | 11 | (1) | 2,168 |
| Net increase (decrease) in net assets from operations | 71 | 97 | 11 | 3,564 |
| Changes from principal transactions: | | | | |
| Premiums | 323 | - | 144 | 572 |
| Surrenders and withdrawals | (123) | - | - | (1,979) |
| Cost of insurance and administrative charges | (104) | - | (29) | (1,084) |
| Benefit payments | - | - | - | (49) |
| Transfers between Divisions (including fixed account), net | (1,798) | 811 | (137) | (3,617) |
| Increase (decrease) in net assets derived from principal transactions | (1,702) | 811 | (22) | (6,157) |
| Total increase (decrease) in net assets | (1,631) | 908 | (11) | (2,593) |
| **Net assets at December 31, 2006** | $ 2,452 | $ 908 | $ - | $ 23,235 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Evergreen Health Sciences Portfolio - Institutional Class | ING Evergreen Health Sciences Portfolio - Service Class | ING Evergreen Omega Portfolio - Institutional Class | ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (2) | (47) | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 59 | 8 | - |
| Net unrealized appreciation (depreciation) of investments | - | 12 | 933 | - |
| Net increase (decrease) in net assets from operations | - | 69 | 894 | - |
| Changes from principal transactions: | | | | |
| Premiums | - | 56 | 1,388 | - |
| Surrenders and withdrawals | - | (105) | (786) | - |
| Cost of insurance and administrative charges | - | (21) | (458) | - |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | - | 2,025 | 32,649 | - |
| Increase (decrease) in net assets derived from principal transactions | - | 1,955 | 32,793 | - |
| Total increase (decrease) in net assets | - | 2,024 | 33,687 | - |
| **Net assets at December 31, 2005** | - | 2,024 | 33,687 | - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (324) | 274 | (201) | (81) |
| Total realized gain (loss) on investments and capital gains distributions | 9 | 39 | 217 | 1,450 |
| Net unrealized appreciation (depreciation) of investments | 182 | (12) | 1,615 | (1,445) |
| Net increase (decrease) in net assets from operations | (133) | 301 | 1,631 | (76) |
| Changes from principal transactions: | | | | |
| Premiums | - | 255 | 2,943 | 1,410 |
| Surrenders and withdrawals | - | (218) | (2,287) | (622) |
| Cost of insurance and administrative charges | - | (98) | (1,559) | (459) |
| Benefit payments | - | - | (2) | - |
| Transfers between Divisions (including fixed account), net | 2,583 | (2,264) | (2,744) | 18,750 |
| Increase (decrease) in net assets derived from principal transactions | 2,583 | (2,325) | (3,649) | 19,079 |
| Total increase (decrease) in net assets | 2,450 | (2,024) | (2,018) | 19,003 |
| **Net assets at December 31, 2006** | $ 2,450 | $ - | $ 31,669 | $ 19,003 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING FMR[SM] Diversified Mid Cap Portfolio - Service Class | ING FMR[SM] Large Cap Growth Portfolio - Institutional Class | ING FMR[SM] Mid Cap Growth Portfolio - Institutional Class | ING Global Resources Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ - | $ - | $ 4,257 | $ 1,428 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (5) | (17) | 12 |
| Total realized gain (loss) on investments and capital gains distributions | - | 118 | 100 | 367 |
| Net unrealized appreciation (depreciation) of investments | - | 1,023 | 12 | 376 |
| Net increase (decrease) in net assets from operations | - | 1,136 | 95 | 755 |
| Changes from principal transactions: | | | | |
| Premiums | 2 | 1,379 | 436 | 271 |
| Surrenders and withdrawals | - | (1,297) | (162) | (30) |
| Cost of insurance and administrative charges | - | (525) | (200) | (125) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 63 | 42,123 | 951 | 1,124 |
| Increase (decrease) in net assets derived from principal transactions | 65 | 41,680 | 1,025 | 1,240 |
| Total increase (decrease) in net assets | 65 | 42,816 | 1,120 | 1,995 |
| **Net assets at December 31, 2005** | 65 | 42,816 | 5,377 | 3,423 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | (471) | (15) | (7) |
| Total realized gain (loss) on investments and capital gains distributions | 41 | 70 | 388 | 1,316 |
| Net unrealized appreciation (depreciation) of investments | - | 1,122 | (172) | (798) |
| Net increase (decrease) in net assets from operations | 40 | 721 | 201 | 511 |
| Changes from principal transactions: | | | | |
| Premiums | 33 | 6,346 | 130 | 1,454 |
| Surrenders and withdrawals | - | (3,209) | (323) | (191) |
| Cost of insurance and administrative charges | (7) | (3,198) | (168) | (350) |
| Benefit payments | - | (11) | - | - |
| Transfers between Divisions (including fixed account), net | (131) | 39,999 | (1,787) | 2,801 |
| Increase (decrease) in net assets derived from principal transactions | (105) | 39,927 | (2,148) | 3,714 |
| Total increase (decrease) in net assets | (65) | 40,648 | (1,947) | 4,225 |
| **Net assets at December 31, 2006** | $ - | $ 83,464 | $ 3,430 | $ 7,648 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | ING JPMorgan Value Opportunities Portfolio - Institutional Class | ING JPMorgan Value Opportunities Portfolio - Service Class |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ - | $ 22,159 | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (156) | - | (9) |
| Total realized gain (loss) on investments and capital gains distributions | - | 3,056 | - | (7) |
| Net unrealized appreciation (depreciation) of investments | - | (2,136) | - | 159 |
| Net increase (decrease) in net assets from operations | - | 764 | - | 143 |
| Changes from principal transactions: | | | | |
| Premiums | - | 2,691 | - | 222 |
| Surrenders and withdrawals | - | (3,371) | - | (39) |
| Cost of insurance and administrative charges | - | (1,373) | - | (81) |
| Benefit payments | - | (39) | - | - |
| Transfers between Divisions (including fixed account), net | - | 12,217 | - | 6,644 |
| Increase (decrease) in net assets derived from principal transactions | - | 10,125 | - | 6,746 |
| Total increase (decrease) in net assets | - | 10,889 | - | 6,889 |
| **Net assets at December 31, 2005** | - | 33,048 | - | 6,889 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 62 | (191) | 25 | (10) |
| Total realized gain (loss) on investments and capital gains distributions | (36) | 1,949 | 89 | 591 |
| Net unrealized appreciation (depreciation) of investments | 3,637 | 3,251 | 1,113 | (159) |
| Net increase (decrease) in net assets from operations | 3,663 | 5,009 | 1,227 | 422 |
| Changes from principal transactions: | | | | |
| Premiums | 1,573 | 3,424 | - | 864 |
| Surrenders and withdrawals | (423) | (2,335) | - | (725) |
| Cost of insurance and administrative charges | (564) | (1,750) | - | (308) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 26,437 | (3,247) | 11,024 | (7,142) |
| Increase (decrease) in net assets derived from principal transactions | 27,023 | (3,908) | 11,024 | (7,311) |
| Total increase (decrease) in net assets | 30,686 | 1,101 | 12,251 | (6,889) |
| **Net assets at December 31, 2006** | $ 30,686 | $ 34,149 | $ 12,251 | $ - |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Julius Baer Foreign Portfolio - Institutional Class | ING Legg Mason Value Portfolio - Institutional Class | ING LifeStyle Aggressive Growth Portfolio - Institutional Class | ING LifeStyle Growth Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ - | $ 1,660 | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (3) | (8) | - | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 152 | 91 | - | - |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 25 | 34 | - | - |
| Net increase (decrease) in net assets from operations | 174 | 117 | - | - |
| Changes from principal transactions: | | | | |
| Premiums | 351 | 300 | - | - |
| Surrenders and withdrawals | - | (8) | - | - |
| Cost of insurance and administrative charges | (30) | (66) | - | - |
| Benefit payments | - | - | - | - |
| Transfers between Divisions | | | | |
| (including fixed account), net | 1,846 | 154 | - | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 2,167 | 380 | - | - |
| Total increase (decrease) in net assets | 2,341 | 497 | - | - |
| **Net assets at December 31, 2005** | 2,341 | 2,157 | - | - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (30) | (19) | (1) | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 455 | 158 | 8 | 32 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 1,284 | 599 | 340 | 636 |
| Net increase (decrease) in net assets from operations | 1,709 | 738 | 347 | 668 |
| Changes from principal transactions: | | | | |
| Premiums | 1,855 | 888 | 611 | 682 |
| Surrenders and withdrawals | (39) | (349) | (36) | (29) |
| Cost of insurance and administrative charges | (285) | (208) | (78) | (137) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions | | | | |
| (including fixed account), net | 8,224 | 5,456 | 3,048 | 7,328 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 9,755 | 5,787 | 3,545 | 7,844 |
| Total increase (decrease) in net assets | 11,464 | 6,525 | 3,892 | 8,512 |
| **Net assets at December 31, 2006** | $ 13,805 | $ 8,682 | $ 3,892 | $ 8,512 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING LifeStyle Moderate Growth Portfolio - Institutional Class | ING LifeStyle Moderate Portfolio - Institutional Class | ING Limited Maturity Bond Portfolio - Service Class | ING Liquid Assets Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ - | $ - | $ 1,365 | $ 58,056 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | 74 | 1,492 |
| Total realized gain (loss) on investments and capital gains distributions | - | - | (17) | - |
| Net unrealized appreciation (depreciation) of investments | - | - | (26) | - |
| Net increase (decrease) in net assets from operations | - | - | 31 | 1,492 |
| Changes from principal transactions: | | | | |
| Premiums | - | - | 725 | 14,684 |
| Surrenders and withdrawals | - | - | (107) | (20,510) |
| Cost of insurance and administrative charges | - | - | (50) | (3,584) |
| Benefit payments | - | - | - | (3,010) |
| Transfers between Divisions (including fixed account), net | - | - | 979 | 15,035 |
| Increase (decrease) in net assets derived from principal transactions | - | - | 1,547 | 2,615 |
| Total increase (decrease) in net assets | - | - | 1,578 | 4,107 |
| **Net assets at December 31, 2005** | - | - | 2,943 | 62,163 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 2 | 835 | 2,703 |
| Total realized gain (loss) on investments and capital gains distributions | 10 | 3 | (139) | - |
| Net unrealized appreciation (depreciation) of investments | 86 | 11 | (1) | - |
| Net increase (decrease) in net assets from operations | 97 | 16 | 695 | 2,703 |
| Changes from principal transactions: | | | | |
| Premiums | 311 | 99 | 1,980 | 11,139 |
| Surrenders and withdrawals | (33) | - | (622) | (3,547) |
| Cost of insurance and administrative charges | (29) | (5) | (786) | (3,333) |
| Benefit payments | - | - | - | (5,591) |
| Transfers between Divisions (including fixed account), net | 2,617 | 242 | 20,942 | (1,576) |
| Increase (decrease) in net assets derived from principal transactions | 2,866 | 336 | 21,514 | (2,908) |
| Total increase (decrease) in net assets | 2,963 | 352 | 22,209 | (205) |
| **Net assets at December 31, 2006** | $ 2,963 | $ 352 | $ 25,152 | $ 61,958 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Liquid Assets Portfolio - Service Class | ING Lord Abbett Affiliated Portfolio - Institutional Class | ING MarketPro Portfolio - Institutional Class | ING MarketStyle Growth Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ 20,814 | $ 942 | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 709 | 9 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 15 | - | - |
| Net unrealized appreciation (depreciation) of investments | - | 33 | - | - |
| Net increase (decrease) in net assets from operations | 709 | 57 | - | - |
| Changes from principal transactions: | | | | |
| Premiums | 43,105 | 231 | - | - |
| Surrenders and withdrawals | (1,637) | (8) | - | - |
| Cost of insurance and administrative charges | (1,917) | (21) | - | - |
| Benefit payments | (2,626) | - | - | - |
| Transfers between Divisions (including fixed account), net | (23,199) | (227) | - | - |
| Increase (decrease) in net assets derived from principal transactions | 13,726 | (25) | - | - |
| Total increase (decrease) in net assets | 14,435 | 32 | - | - |
| **Net assets at December 31, 2005** | 35,249 | 974 | - | - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1,291 | 1 | - | - |
| Total realized gain (loss) on investments and capital gains distributions | - | 181 | - | (7) |
| Net unrealized appreciation (depreciation) of investments | - | (70) | 3 | 118 |
| Net increase (decrease) in net assets from operations | 1,291 | 112 | 3 | 111 |
| Changes from principal transactions: | | | | |
| Premiums | 28,360 | 196 | 9 | 144 |
| Surrenders and withdrawals | (2,321) | (24) | - | - |
| Cost of insurance and administrative charges | (2,209) | (15) | (1) | (31) |
| Benefit payments | (647) | - | - | - |
| Transfers between Divisions (including fixed account), net | (34,179) | (938) | 108 | 1,745 |
| Increase (decrease) in net assets derived from principal transactions | (10,996) | (781) | 116 | 1,858 |
| Total increase (decrease) in net assets | (9,705) | (669) | 119 | 1,969 |
| **Net assets at December 31, 2006** | $ 25,544 | $ 305 | $ 119 | $ 1,969 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING MarketStyle Moderate Growth Portfolio - Institutional Class | ING MarketStyle Moderate Portfolio - Institutional Class | ING Marsico Growth Portfolio - Institutional Class | ING Marsico International Opportunities Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ - | $ - | $ 3,205 | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (20) | - |
| Total realized gain (loss) on investments and capital gains distributions | - | - | 391 | - |
| Net unrealized appreciation (depreciation) of investments | - | - | 51 | - |
| Net increase (decrease) in net assets from operations | - | - | 422 | - |
| Changes from principal transactions: | | | | |
| Premiums | - | - | 750 | - |
| Surrenders and withdrawals | - | - | (517) | - |
| Cost of insurance and administrative charges | - | - | (171) | - |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | - | - | 1,059 | - |
| Increase (decrease) in net assets derived from principal transactions | - | - | 1,121 | - |
| Total increase (decrease) in net assets | - | - | 1,543 | - |
| **Net assets at December 31, 2005** | - | - | 4,748 | - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (23) | (26) |
| Total realized gain (loss) on investments and capital gains distributions | 1 | - | 106 | (311) |
| Net unrealized appreciation (depreciation) of investments | 35 | 3 | 154 | 1,333 |
| Net increase (decrease) in net assets from operations | 36 | 3 | 237 | 996 |
| Changes from principal transactions: | | | | |
| Premiums | 141 | 204 | 1,138 | - |
| Surrenders and withdrawals | (1) | (1) | (322) | - |
| Cost of insurance and administrative charges | (38) | (2) | (227) | - |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 620 | 2 | 638 | 15,846 |
| Increase (decrease) in net assets derived from principal transactions | 722 | 203 | 1,227 | 15,846 |
| Total increase (decrease) in net assets | 758 | 206 | 1,464 | 16,842 |
| **Net assets at December 31, 2006** | $ 758 | $ 206 | $ 6,212 | $ 16,842 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Marsico International Opportunities Portfolio - Service Class | ING MFS Total Return Portfolio - Institutional Class | ING MFS Utilities Portfolio - Service Class | ING Oppenheimer Main Street Portfolio® - Institutional Class |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ - | $ 3,023 | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (1) | 81 | 58 | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 120 | 238 | 198 | 1 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 1,065 | (188) | (273) | 3 |
| Net increase (decrease) in net assets from operations | 1,184 | 131 | (17) | 4 |
| Changes from principal transactions: | | | | |
| Premiums | 388 | 1,768 | 311 | 8 |
| Surrenders and withdrawals | (57) | (215) | (2,463) | - |
| Cost of insurance and administrative charges | (141) | (205) | (139) | (1) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions | | | | |
| (including fixed account), net | 11,341 | 882 | 13,610 | 44 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 11,531 | 2,230 | 11,319 | 51 |
| Total increase (decrease) in net assets | 12,715 | 2,361 | 11,302 | 55 |
| **Net assets at December 31, 2005** | 12,715 | 5,384 | 11,302 | 55 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (19) | 129 | (52) | 3 |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 2,992 | 276 | 322 | 5 |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (1,065) | 256 | 3,061 | 53 |
| Net increase (decrease) in net assets from operations | 1,908 | 661 | 3,331 | 61 |
| Changes from principal transactions: | | | | |
| Premiums | 1,703 | 690 | 1,118 | 185 |
| Surrenders and withdrawals | (833) | (93) | (1,317) | (8) |
| Cost of insurance and administrative charges | (613) | (257) | (503) | (21) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions | | | | |
| (including fixed account), net | (14,880) | 40 | 1,136 | 482 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (14,623) | 380 | 434 | 638 |
| Total increase (decrease) in net assets | (12,715) | 1,041 | 3,765 | 699 |
| **Net assets at December 31, 2006** | $ - | $ 6,425 | $ 15,067 | $ 754 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Pioneer Fund Portfolio - Institutional Class | ING Pioneer Fund Portfolio - Service Class | ING Pioneer Mid Cap Value Portfolio - Institutional Class | ING Stock Index Portfolio - Institutional Class |
|---|---|---|---|---|
| Net Assets at January 1, 2005 | $ - | $ - | $ - | $ 220,550 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | (27) | (1,397) |
| Total realized gain (loss) on investments and capital gains distributions | - | - | 11 | 1,852 |
| Net unrealized appreciation (depreciation) of investments | - | 3 | 483 | 7,993 |
| Net increase (decrease) in net assets from operations | - | 3 | 468 | 8,448 |
| Changes from principal transactions: | | | | |
| Premiums | - | 22 | 548 | 22,505 |
| Surrenders and withdrawals | - | - | (517) | (15,677) |
| Cost of insurance and administrative charges | - | (1) | (195) | (9,747) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | - | 62 | 15,411 | (6,673) |
| Increase (decrease) in net assets derived from principal transactions | - | 83 | 15,247 | (9,592) |
| Total increase (decrease) in net assets | - | 86 | 15,715 | (1,144) |
| **Net assets at December 31, 2005** | - | 86 | 15,715 | 219,406 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (2) | - | (45) | 2,026 |
| Total realized gain (loss) on investments and capital gains distributions | - | 10 | 306 | 6,771 |
| Net unrealized appreciation (depreciation) of investments | 48 | (3) | 1,444 | 20,731 |
| Net increase (decrease) in net assets from operations | 46 | 7 | 1,705 | 29,528 |
| Changes from principal transactions: | | | | |
| Premiums | - | 40 | 1,260 | 16,283 |
| Surrenders and withdrawals | - | - | (1,721) | (9,213) |
| Cost of insurance and administrative charges | - | (11) | (684) | (9,375) |
| Benefit payments | - | - | (11) | (90) |
| Transfers between Divisions (including fixed account), net | 1,169 | (122) | 1,597 | (25,164) |
| Increase (decrease) in net assets derived from principal transactions | 1,169 | (93) | 441 | (27,559) |
| Total increase (decrease) in net assets | 1,215 | (86) | 2,146 | 1,969 |
| **Net assets at December 31, 2006** | $ 1,215 | $ - | $ 17,861 | $ 221,375 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | ING T. Rowe Price Equity Income Portfolio - Institutional Class | ING UBS U.S. Allocation Portfolio - Service Class | ING Van Kampen Equity Growth Portfolio - Institutional Class |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ 33,001 | $ 10,480 | $ - | $ 4,704 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 371 | 104 | - | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 2,909 | 750 | - | 60 |
| Net unrealized appreciation (depreciation) of investments | (537) | (378) | 1 | 541 |
| Net increase (decrease) in net assets from operations | 2,743 | 476 | 1 | 602 |
| Changes from principal transactions: | | | | |
| Premiums | 5,156 | 1,879 | 8 | 601 |
| Surrenders and withdrawals | (2,186) | (136) | - | (283) |
| Cost of insurance and administrative charges | (1,665) | (442) | (1) | (219) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 1,281 | 1,038 | 8 | (602) |
| Increase (decrease) in net assets derived from principal transactions | 2,586 | 2,339 | 15 | (503) |
| Total increase (decrease) in net assets | 5,329 | 2,815 | 16 | 99 |
| **Net assets at December 31, 2005** | 38,330 | 13,295 | 16 | 4,803 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 445 | 163 | - | (24) |
| Total realized gain (loss) on investments and capital gains distributions | 4,210 | 1,043 | 1 | 283 |
| Net unrealized appreciation (depreciation) of investments | 1,131 | 1,574 | 20 | (101) |
| Net increase (decrease) in net assets from operations | 5,786 | 2,780 | 21 | 158 |
| Changes from principal transactions: | | | | |
| Premiums | 5,883 | 2,142 | 53 | 217 |
| Surrenders and withdrawals | (3,065) | (1,130) | (1) | (95) |
| Cost of insurance and administrative charges | (1,985) | (575) | (7) | (203) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 2,889 | 1,692 | 195 | (491) |
| Increase (decrease) in net assets derived from principal transactions | 3,722 | 2,129 | 240 | (572) |
| Total increase (decrease) in net assets | 9,508 | 4,909 | 261 | (414) |
| **Net assets at December 31, 2006** | $ 47,838 | $ 18,204 | $ 277 | $ 4,389 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Van Kampen Growth and Income Portfolio - Service Class | ING VP Index Plus International Equity Portfolio - Service Class | ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | ING American Century Large Company Value Portfolio - Initial Class |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ - | $ - | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | - | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 1 | - | - | - |
| Net unrealized appreciation (depreciation) of investments | 31 | - | - | 1 |
| Net increase (decrease) in net assets from operations | 32 | - | - | 1 |
| Changes from principal transactions: | | | | |
| Premiums | 19 | - | - | 3 |
| Surrenders and withdrawals | - | - | - | - |
| Cost of insurance and administrative charges | (13) | - | - | (1) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 990 | 7 | - | 30 |
| Increase (decrease) in net assets derived from principal transactions | 996 | 7 | - | 32 |
| Total increase (decrease) in net assets | 1,028 | 7 | - | 33 |
| **Net assets at December 31, 2005** | 1,028 | 7 | - | 33 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 15 | 243 | (21) | 1 |
| Total realized gain (loss) on investments and capital gains distributions | 189 | 951 | 347 | 3 |
| Net unrealized appreciation (depreciation) of investments | 200 | 2,676 | 614 | 8 |
| Net increase (decrease) in net assets from operations | 404 | 3,870 | 940 | 12 |
| Changes from principal transactions: | | | | |
| Premiums | 530 | 1,934 | 1,219 | 6 |
| Surrenders and withdrawals | (11) | (1,027) | (651) | (7) |
| Cost of insurance and administrative charges | (111) | (1,236) | (621) | (3) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 1,855 | 41,657 | 18,416 | 35 |
| Increase (decrease) in net assets derived from principal transactions | 2,263 | 41,328 | 18,363 | 31 |
| Total increase (decrease) in net assets | 2,667 | 45,198 | 19,303 | 43 |
| **Net assets at December 31, 2006** | $ 3,695 | $ 45,205 | $ 19,303 | $ 76 |

*The accompanying notes are an integral part of these financial statements.*

## SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING American Century Small-Mid Cap Value Portfolio - Initial Class | ING Baron Small Cap Growth Portfolio - Initial Class | ING Columbia Small Cap Value II Portfolio - Initial Class | ING Fundamental Research Portfolio - Initial Class |
|---|---|---|---|---|
| Net Assets at January 1, 2005 | $ - | $ - | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 2 | (3) | - | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | 81 | 2 | - | - |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | (71) | 45 | - | - |
| Net increase (decrease) in net assets from operations | 12 | 44 | - | - |
| Changes from principal transactions: | | | | |
| Premiums | 166 | 356 | - | - |
| Surrenders and withdrawals | (4) | (3) | - | - |
| Cost of insurance and administrative charges | (12) | (24) | - | - |
| Benefit payments | - | - | - | - |
| Transfers between Divisions | | | | |
| (including fixed account), net | 726 | 1,957 | - | - |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | 876 | 2,286 | - | - |
| Total increase (decrease) in net assets | 888 | 2,330 | - | - |
| **Net assets at December 31, 2005** | 888 | 2,330 | - | - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (5) | (20) | (22) | - |
| Total realized gain (loss) on investments | | | | |
| and capital gains distributions | (41) | 324 | (61) | - |
| Net unrealized appreciation (depreciation) | | | | |
| of investments | 122 | 245 | 131 | 1 |
| Net increase (decrease) in net assets from operations | 76 | 549 | 48 | 1 |
| Changes from principal transactions: | | | | |
| Premiums | 90 | 1,161 | 406 | - |
| Surrenders and withdrawals | (46) | (372) | (226) | - |
| Cost of insurance and administrative charges | (55) | (197) | (155) | (1) |
| Benefit payments | - | (8) | - | - |
| Transfers between Divisions | | | | |
| (including fixed account), net | (254) | 2,660 | 6,434 | 16 |
| Increase (decrease) in net assets derived from | | | | |
| principal transactions | (265) | 3,244 | 6,459 | 15 |
| Total increase (decrease) in net assets | (189) | 3,793 | 6,507 | 16 |
| **Net assets at December 31, 2006** | $ 699 | $ 6,123 | $ 6,507 | $ 16 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING JPMorgan Mid Cap Value Portfolio - Initial Class | ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | ING Lord Abbett U.S. Government Securities Portfolio - Initial Class | ING Neuberger Berman Partners Portfolio - Initial Class |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ 6,176 | $ 226 | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 13 | (1) | - | - |
| Total realized gain (loss) on investments and capital gains distributions | 1,070 | 35 | - | - |
| Net unrealized appreciation (depreciation) of investments | (372) | (5) | - | - |
| Net increase (decrease) in net assets from operations | 711 | 29 | - | - |
| Changes from principal transactions: | | | | |
| Premiums | 1,682 | 52 | - | - |
| Surrenders and withdrawals | (152) | (5) | - | - |
| Cost of insurance and administrative charges | (357) | (25) | - | - |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 2,054 | 434 | - | - |
| Increase (decrease) in net assets derived from principal transactions | 3,227 | 456 | - | - |
| Total increase (decrease) in net assets | 3,938 | 485 | - | - |
| **Net assets at December 31, 2005** | 10,114 | 711 | - | - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (50) | (2) | 716 | (1) |
| Total realized gain (loss) on investments and capital gains distributions | 895 | 20 | 69 | - |
| Net unrealized appreciation (depreciation) of investments | 1,248 | 6 | 37 | 52 |
| Net increase (decrease) in net assets from operations | 2,093 | 24 | 822 | 51 |
| Changes from principal transactions: | | | | |
| Premiums | 2,363 | 39 | 1,135 | 93 |
| Surrenders and withdrawals | (874) | (11) | (758) | - |
| Cost of insurance and administrative charges | (616) | (37) | (601) | (7) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 1,676 | (470) | 17,823 | 387 |
| Increase (decrease) in net assets derived from principal transactions | 2,549 | (479) | 17,599 | 473 |
| Total increase (decrease) in net assets | 4,642 | (455) | 18,421 | 524 |
| **Net assets at December 31, 2006** | $ 14,756 | $ 256 | $ 18,421 | $ 524 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING Neuberger Berman Regency Portfolio - Initial Class | ING Oppenheimer Global Portfolio - Initial Class | ING Oppenheimer Strategic Income Portfolio - Service Class | ING PIMCO Total Return Portfolio - Initial Class |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ - | $ - | $ - | $ 6,250 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | 21 | 110 | 126 |
| Total realized gain (loss) on investments and capital gains distributions | - | 106 | 2 | 157 |
| Net unrealized appreciation (depreciation) of investments | - | 531 | (117) | (141) |
| Net increase (decrease) in net assets from operations | - | 658 | (5) | 142 |
| Changes from principal transactions: | | | | |
| Premiums | - | 399 | 227 | 1,158 |
| Surrenders and withdrawals | - | (68) | (2) | (300) |
| Cost of insurance and administrative charges | - | (129) | (85) | (354) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | - | 3,171 | 5,959 | 2,881 |
| Increase (decrease) in net assets derived from principal transactions | - | 3,373 | 6,099 | 3,385 |
| Total increase (decrease) in net assets | - | 4,031 | 6,094 | 3,527 |
| **Net assets at December 31, 2005** | - | 4,031 | 6,094 | 9,777 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | (20) | (29) | 232 |
| Total realized gain (loss) on investments and capital gains distributions | 1 | 276 | 10 | 28 |
| Net unrealized appreciation (depreciation) of investments | 19 | 528 | 467 | 357 |
| Net increase (decrease) in net assets from operations | 21 | 784 | 448 | 617 |
| Changes from principal transactions: | | | | |
| Premiums | 46 | 801 | 646 | 1,590 |
| Surrenders and withdrawals | - | (400) | (262) | (423) |
| Cost of insurance and administrative charges | (3) | (243) | (265) | (551) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 168 | 370 | (342) | 7,073 |
| Increase (decrease) in net assets derived from principal transactions | 211 | 528 | (223) | 7,689 |
| Total increase (decrease) in net assets | 232 | 1,312 | 225 | 8,306 |
| **Net assets at December 31, 2006** | $ 232 | $ 5,343 | $ 6,319 | $ 18,083 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | ING UBS U.S. Large Cap Equity Portfolio - Initial Class | ING Van Kampen Comstock Portfolio - Initial Class | ING Van Kampen Equity and Income Portfolio - Initial Class |
|---|---|---|---|---|
| Net Assets at January 1, 2005 | $ - | $ - | $ 8,237 | $ 877 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (80) | (1) | 23 | (2) |
| Total realized gain (loss) on investments and capital gains distributions | 298 | 18 | 884 | 23 |
| Net unrealized appreciation (depreciation) of investments | 2,829 | 1 | (577) | 59 |
| Net increase (decrease) in net assets from operations | 3,047 | 18 | 330 | 80 |
| Changes from principal transactions: | | | | |
| Premiums | 1,537 | 1 | 1,371 | 139 |
| Surrenders and withdrawals | (1,202) | - | (465) | (53) |
| Cost of insurance and administrative charges | (616) | (19) | (371) | (66) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 43,047 | 72 | 817 | 175 |
| Increase (decrease) in net assets derived from principal transactions | 42,766 | 54 | 1,352 | 195 |
| Total increase (decrease) in net assets | 45,813 | 72 | 1,682 | 275 |
| **Net assets at December 31, 2005** | 45,813 | 72 | 9,919 | 1,152 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (268) | 9 | 71 | 44 |
| Total realized gain (loss) on investments and capital gains distributions | 1,708 | 40 | 1,621 | 162 |
| Net unrealized appreciation (depreciation) of investments | 2,192 | 378 | 231 | 37 |
| Net increase (decrease) in net assets from operations | 3,632 | 427 | 1,923 | 243 |
| Changes from principal transactions: | | | | |
| Premiums | 3,671 | 108 | 1,771 | 121 |
| Surrenders and withdrawals | (2,740) | (7) | (648) | (112) |
| Cost of insurance and administrative charges | (2,004) | (49) | (463) | (108) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | (4,954) | 5,838 | (372) | 1,305 |
| Increase (decrease) in net assets derived from principal transactions | (6,027) | 5,890 | 288 | 1,206 |
| Total increase (decrease) in net assets | (2,395) | 6,317 | 2,211 | 1,449 |
| **Net assets at December 31, 2006** | $ 43,418 | $ 6,389 | $ 12,130 | $ 2,601 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING VP Strategic Allocation Conservative Portfolio - Class I | ING VP Strategic Allocation Growth Portfolio - Class I | ING VP Strategic Allocation Moderate Portfolio - Class I | ING VP Index Plus LargeCap Portfolio - Class I |
|---|---:|---:|---:|---:|
| Net Assets at January 1, 2005 | $ 52 | $ 42 | $ 31 | $ 5,418 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 1 | 16 | 8 | 44 |
| Total realized gain (loss) on investments and capital gains distributions | (4) | 10 | 18 | 516 |
| Net unrealized appreciation (depreciation) of investments | 2 | 132 | 57 | (340) |
| Net increase (decrease) in net assets from operations | (1) | 158 | 83 | 220 |
| Changes from principal transactions: | | | | |
| Premiums | 19 | 1,409 | 2,416 | 774 |
| Surrenders and withdrawals | - | (123) | (159) | (585) |
| Cost of insurance and administrative charges | (7) | (67) | (46) | (264) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 69 | 2,709 | 2,111 | (610) |
| Increase (decrease) in net assets derived from principal transactions | 81 | 3,928 | 4,322 | (685) |
| Total increase (decrease) in net assets | 80 | 4,086 | 4,405 | (465) |
| **Net assets at December 31, 2005** | 132 | 4,128 | 4,436 | 4,953 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 4 | 66 | 81 | 4 |
| Total realized gain (loss) on investments and capital gains distributions | 6 | 315 | 169 | 323 |
| Net unrealized appreciation (depreciation) of investments | 2 | 13 | 168 | 1,018 |
| Net increase (decrease) in net assets from operations | 12 | 394 | 418 | 1,345 |
| Changes from principal transactions: | | | | |
| Premiums | 7 | 729 | 278 | 623 |
| Surrenders and withdrawals | - | (12) | (41) | (232) |
| Cost of insurance and administrative charges | (9) | (122) | (146) | (354) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 39 | (3,123) | (1,300) | 7,094 |
| Increase (decrease) in net assets derived from principal transactions | 37 | (2,528) | (1,209) | 7,131 |
| Total increase (decrease) in net assets | 49 | (2,134) | (791) | 8,476 |
| **Net assets at December 31, 2006** | $ 181 | $ 1,994 | $ 3,645 | $ 13,429 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING VP Index Plus MidCap Portfolio - Class I | ING VP Index Plus SmallCap Portfolio - Class I | ING VP Value Opportunity Portfolio - Class I | ING VP High Yield Bond Portfolio - Class I |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ 13,569 | $ 6,535 | $ - | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 23 | (17) | (1) | 233 |
| Total realized gain (loss) on investments and capital gains distributions | 2,620 | 1,239 | - | (7) |
| Net unrealized appreciation (depreciation) of investments | (897) | (507) | (8) | (136) |
| Net increase (decrease) in net assets from operations | 1,746 | 715 | (9) | 90 |
| Changes from principal transactions: | | | | |
| Premiums | 2,372 | 1,039 | 12 | 519 |
| Surrenders and withdrawals | (398) | (272) | (2) | (440) |
| Cost of insurance and administrative charges | (583) | (305) | (6) | (179) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 1,978 | 2,879 | 1,916 | 14,772 |
| Increase (decrease) in net assets derived from principal transactions | 3,369 | 3,341 | 1,920 | 14,672 |
| Total increase (decrease) in net assets | 5,115 | 4,056 | 1,911 | 14,762 |
| **Net assets at December 31, 2005** | 18,684 | 10,591 | 1,911 | 14,762 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 16 | (19) | 17 | 1,403 |
| Total realized gain (loss) on investments and capital gains distributions | 2,492 | 1,212 | 13 | (237) |
| Net unrealized appreciation (depreciation) of investments | (1,079) | 164 | 249 | 856 |
| Net increase (decrease) in net assets from operations | 1,429 | 1,357 | 279 | 2,022 |
| Changes from principal transactions: | | | | |
| Premiums | 1,755 | 1,272 | 57 | 1,510 |
| Surrenders and withdrawals | (540) | (387) | (56) | (901) |
| Cost of insurance and administrative charges | (606) | (412) | (69) | (1,154) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | (6,252) | 2,141 | (128) | 11,453 |
| Increase (decrease) in net assets derived from principal transactions | (5,643) | 2,614 | (196) | 10,908 |
| Total increase (decrease) in net assets | (4,214) | 3,971 | 83 | 12,930 |
| **Net assets at December 31, 2006** | $ 14,470 | $ 14,562 | $ 1,994 | $ 27,692 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | ING VP MidCap Opportunities Portfolio - Class I | ING VP Real Estate Portfolio - Class S | ING VP SmallCap Opportunities Portfolio - Class I | ING VP Balanced Portfolio - Class I |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ 2,482 | $ - | $ 3,678 | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (9) | 161 | (19) | - |
| Total realized gain (loss) on investments and capital gains distributions | 191 | 8 | 126 | - |
| Net unrealized appreciation (depreciation) of investments | 37 | 610 | 230 | - |
| Net increase (decrease) in net assets from operations | 219 | 779 | 337 | - |
| Changes from principal transactions: | | | | |
| Premiums | 299 | 579 | 462 | - |
| Surrenders and withdrawals | (130) | (307) | (163) | - |
| Cost of insurance and administrative charges | (207) | (180) | (230) | - |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 46 | 13,269 | (457) | - |
| Increase (decrease) in net assets derived from principal transactions | 8 | 13,661 | (388) | - |
| Total increase (decrease) in net assets | 227 | 14,140 | (51) | - |
| **Net assets at December 31, 2005** | 2,709 | 14,140 | 3,627 | - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (8) | 325 | (17) | (87) |
| Total realized gain (loss) on investments and capital gains distributions | 99 | 2,182 | 291 | (3) |
| Net unrealized appreciation (depreciation) of investments | 105 | 3,002 | 182 | 1,080 |
| Net increase (decrease) in net assets from operations | 196 | 5,509 | 456 | 990 |
| Changes from principal transactions: | | | | |
| Premiums | 83 | 2,103 | 473 | 1,059 |
| Surrenders and withdrawals | (52) | (982) | (122) | (911) |
| Cost of insurance and administrative charges | (165) | (794) | (190) | (620) |
| Benefit payments | - | (12) | - | - |
| Transfers between Divisions (including fixed account), net | (245) | 1,815 | (363) | 18,762 |
| Increase (decrease) in net assets derived from principal transactions | (379) | 2,130 | (202) | 18,290 |
| Total increase (decrease) in net assets | (183) | 7,639 | 254 | 19,280 |
| **Net assets at December 31, 2006** | $ 2,526 | $ 21,779 | $ 3,881 | $ 19,280 |

*The accompanying notes are an integral part of these financial statements.*

**SECURITY LIFE SEPARATE ACCOUNT L1**
**Statements of Changes in Net Assets**
**For the years ended December 31, 2006 and 2005**
*(Dollars in thousands)*

|  | ING VP Intermediate Bond Portfolio - Class I | Brandes International Equity Fund | Business Opportunity Value Fund | Frontier Capital Appreciation Fund |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ 8,705 | $ 11,581 | $ 1,943 | $ 6,826 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 567 | 105 | 1 | (60) |
| Total realized gain (loss) on investments and capital gains distributions | (43) | 1,281 | 373 | 1,259 |
| Net unrealized appreciation (depreciation) of investments | (234) | (26) | (167) | (282) |
| Net increase (decrease) in net assets from operations | 290 | 1,360 | 207 | 917 |
| Changes from principal transactions: | | | | |
| Premiums | 2,993 | 1,150 | 238 | 567 |
| Surrenders and withdrawals | (362) | (334) | (12) | (220) |
| Cost of insurance and administrative charges | (596) | (489) | (130) | (232) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 5,221 | 1,630 | 661 | (243) |
| Increase (decrease) in net assets derived from principal transactions | 7,256 | 1,957 | 757 | (128) |
| Total increase (decrease) in net assets | 7,546 | 3,317 | 964 | 789 |
| **Net assets at December 31, 2005** | 16,251 | 14,898 | 2,907 | 7,615 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | 725 | 132 | (4) | (61) |
| Total realized gain (loss) on investments and capital gains distributions | (252) | 2,855 | 408 | 1,512 |
| Net unrealized appreciation (depreciation) of investments | 177 | 1,099 | (41) | (173) |
| Net increase (decrease) in net assets from operations | 650 | 4,086 | 363 | 1,278 |
| Changes from principal transactions: | | | | |
| Premiums | 3,560 | 1,033 | 235 | 566 |
| Surrenders and withdrawals | (819) | (766) | (96) | (212) |
| Cost of insurance and administrative charges | (779) | (607) | (135) | (279) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 945 | 1,605 | (156) | 956 |
| Increase (decrease) in net assets derived from principal transactions | 2,907 | 1,265 | (152) | 1,031 |
| Total increase (decrease) in net assets | 3,557 | 5,351 | 211 | 2,309 |
| **Net assets at December 31, 2006** | $ 19,808 | $ 20,249 | $ 3,118 | $ 9,924 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

|  | Turner Core Growth Fund | Neuberger Berman AMT Growth Portfolio® - Class I | Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I | Neuberger Berman AMT Socially Responsive Portfolio® - Class I |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ 2,652 | $ 13,491 | $ 27,815 | $ - |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (6) | (95) | 536 | - |
| Total realized gain (loss) on investments and capital gains distributions | 276 | 359 | (234) | - |
| Net unrealized appreciation (depreciation) of investments | 50 | 1,426 | (99) | 2 |
| Net increase (decrease) in net assets from operations | 320 | 1,690 | 203 | 2 |
| Changes from principal transactions: | | | | |
| Premiums | 235 | 1,342 | 2,412 | 18 |
| Surrenders and withdrawals | (22) | (798) | (2,728) | - |
| Cost of insurance and administrative charges | (167) | (575) | (1,163) | (1) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 88 | (275) | (3,223) | 28 |
| Increase (decrease) in net assets derived from principal transactions | 134 | (306) | (4,702) | 45 |
| Total increase (decrease) in net assets | 454 | 1,384 | (4,499) | 47 |
| **Net assets at December 31, 2005** | 3,106 | 14,875 | 23,316 | 47 |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | - | (36) | (43) | - |
| Total realized gain (loss) on investments and capital gains distributions | 459 | 6,358 | (1,007) | 2 |
| Net unrealized appreciation (depreciation) of investments | (204) | (4,608) | 1,185 | 8 |
| Net increase (decrease) in net assets from operations | 255 | 1,714 | 135 | 10 |
| Changes from principal transactions: | | | | |
| Premiums | 228 | 392 | 568 | 11 |
| Surrenders and withdrawals | (401) | (108) | (1,351) | - |
| Cost of insurance and administrative charges | (174) | (187) | (318) | (5) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | 601 | (16,686) | (22,350) | 26 |
| Increase (decrease) in net assets derived from principal transactions | 254 | (16,589) | (23,451) | 32 |
| Total increase (decrease) in net assets | 509 | (14,875) | (23,316) | 42 |
| **Net assets at December 31, 2006** | $ 3,615 | $ - | $ - | $ 89 |

*The accompanying notes are an integral part of these financial statements.*

## SECURITY LIFE OF DENVER INSURANCE COMPANY
## SECURITY LIFE SEPARATE ACCOUNT L1
### Statements of Changes in Net Assets
### For the years ended December 31, 2006 and 2005
*(Dollars in thousands)*

| | Pioneer Small Cap Value VCT Portfolio - Class I | Putnam VT Small Cap Value Fund - Class IB Shares | Van Eck Worldwide Emerging Markets Fund | Van Eck Worldwide Hard Assets Fund |
|---|---|---|---|---|
| **Net Assets at January 1, 2005** | $ 5,468 | $ 20,927 | $ 14,257 | $ 8,359 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (31) | 1,010 | 27 | (30) |
| Total realized gain (loss) on investments and capital gains distributions | 983 | 2,263 | 1,703 | 1,705 |
| Net unrealized appreciation (depreciation) of investments | (236) | (2,047) | 3,019 | 2,276 |
| Net increase (decrease) in net assets from operations | 716 | 1,226 | 4,749 | 3,951 |
| Changes from principal transactions: | | | | |
| Premiums | 751 | 2,153 | 1,558 | 647 |
| Surrenders and withdrawals | (215) | (1,437) | (764) | (310) |
| Cost of insurance and administrative charges | (232) | (966) | (611) | (330) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | (120) | (2,245) | 2,240 | 1,481 |
| Increase (decrease) in net assets derived from principal transactions | 184 | (2,495) | 2,423 | 1,488 |
| Total increase (decrease) in net assets | 900 | (1,269) | 7,172 | 5,439 |
| **Net assets at December 31, 2005** | 6,368 | 19,658 | 21,429 | 13,798 |
| | | | | |
| **Increase (decrease) in net assets** | | | | |
| Operations: | | | | |
| Net investment income (loss) | (12) | 2,014 | 102 | (67) |
| Total realized gain (loss) on investments and capital gains distributions | 1,373 | 4,337 | 11,760 | 3,946 |
| Net unrealized appreciation (depreciation) of investments | (661) | (4,100) | (6,796) | (998) |
| Net increase (decrease) in net assets from operations | 700 | 2,251 | 5,066 | 2,881 |
| Changes from principal transactions: | | | | |
| Premiums | 192 | 658 | 480 | 261 |
| Surrenders and withdrawals | (162) | (305) | (238) | (736) |
| Cost of insurance and administrative charges | (74) | (307) | (249) | (436) |
| Benefit payments | - | - | - | - |
| Transfers between Divisions (including fixed account), net | (7,024) | (21,955) | (26,488) | (3,175) |
| Increase (decrease) in net assets derived from principal transactions | (7,068) | (21,909) | (26,495) | (4,086) |
| Total increase (decrease) in net assets | (6,368) | (19,658) | (21,429) | (1,205) |
| **Net assets at December 31, 2006** | $ - | $ - | $ - | $ 12,593 |

*The accompanying notes are an integral part of these financial statements.*

## 1.   Organization

Security Life of Denver Insurance Company Security Life Separate Account L1 (the "Account") was established on November 3, 1993, by Security Life of Denver Insurance Company ("SLD" or the "Company") to support the operations of variable universal life policies ("Policies").   The Company is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH"), an insurance holding company domiciled in the State of Delaware.   ING AIH is an indirect wholly owned subsidiary of ING Groep, N.V., a global financial services holding company based in The Netherlands.

The Account supports the operations of the FirstLine Variable Universal Life, FirstLine II Variable Universal Life, Strategic Advantage Variable Universal Life, Strategic Advantage II Variable Universal Life, Variable Survivorship Universal Life, Corporate Benefits Variable Universal Life, Strategic Investor Variable Universal Life, Asset Portfolio Manager Variable Universal Life, Estate Designer Variable Universal Life, Asset Accumulator Variable Universal Life, and ING Corporate Advantage Variable Universal Life policies (collectively, "Policies") offered by the Company.

The Account is registered as a unit investment trust with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended.   SLD provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the SLD fixed separate account, which is not part of the Account, as directed by the contractowners.   The portion of the Account's assets applicable to Contracts will not be chargeable with liabilities arising out of any other business SLD may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of SLD.   The assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of SLD.

At December 31, 2006, the Account had, 84 investment divisions (the "Divisions") 13 of which invest in independently managed mutual funds and 71 of which invest in mutual funds managed by an affiliate, either Directed Services, LLC or ING Investments, LLC. The assets in each Division are invested in shares of a designated Fund ("Fund") of various investment trusts (the "Trusts").

SECURITY LIFE OF DENVER INSURANCE COMPANY
SECURITY LIFE SEPARATE ACCOUNT L1
Notes to Financial Statements

Investment Divisions with asset balances at December 31, 2006, and related Trusts are as follows:

AIM Variable Insurance Funds:
  AIM V.I. Core Equity Fund - Series I Shares**
American Funds Insurance Series:
  American Funds Insurance Series® Growth
    Fund - Class 2
  American Funds Insurance Series® Growth Income
    Fund - Class 2
  American Funds Insurance Series® International
    Fund - Class 2
Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Service Class*
Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Service Class*
  Fidelity® VIP Investment Grade Bond
    Portfolio - Initial Class*
ING Investors Trust:
  ING AllianceBernstein Mid Cap Growth
    Portfolio - Institutional Class*
  ING BlackRock Large Cap Growth
    Portfolio - Institutional Class**
  ING BlackRock Large Cap Value
    Portfolio - Institutional Class
  ING Evergreen Health Sciences
    Portfolio - Institutional Class**
  ING Evergreen Omega Portfolio - Institutional Class*
  ING FMR^SM Diversified Mid Cap
    Portfolio - Institutional Class**
  ING FMR^SM Large Cap Growth
    Portfolio - Institutional Class*
  ING FMR^SM Mid Cap Growth
    Portfolio - Institutional Class
  ING Global Resources Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity
    Portfolio - Institutional Class**
  ING JPMorgan Small Cap Core Equity
    Portfolio - Institutional Class
  ING JPMorgan Value Opportunities
    Portfolio - Institutional Class**
  ING Julius Baer Foreign Portfolio - Institutional Class*
  ING Legg Mason Value Portfolio - Institutional Class
  ING LifeStyle Aggressive Growth
    Portfolio - Institutional Class**
  ING LifeStyle Growth Portfolio - Institutional Class**
  ING LifeStyle Moderate Growth
    Portfolio - Institutional Class**
  ING LifeStyle Moderate
    Portfolio - Institutional Class**
  ING Limited Maturity Bond Portfolio - Service Class
  ING Liquid Assets Portfolio - Institutional Class
  ING Liquid Assets Portfolio - Service Class
  ING Lord Abbett Affiliated
    Portfolio - Institutional Class
  ING MarketPro Portfolio - Institutional Class**
  ING MarketStyle Growth Portfolio - Institutional Class**

ING Investors Trust (continued):
  ING MarketStyle Moderate Growth
    Portfolio - Institutional Class**
  ING MarketStyle Moderate
    Portfolio - Institutional Class**
  ING Marsico Growth Portfolio - Institutional Class
  ING Marsico International Opportunities
    Portfolio - Institutional Class**
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Utilities Portfolio - Service Class*
  ING Oppenheimer Main Street
    Portfolio® - Institutional Class
  ING Pioneer Fund Portfolio - Institutional Class**
  ING Pioneer Mid Cap Value
    Portfolio - Institutional Class*
  ING Stock Index Portfolio - Institutional Class
  ING T. Rowe Price Capital Appreciation
    Portfolio - Institutional Class
  ING T. Rowe Price Equity Income
    Portfolio - Institutional Class
  ING UBS U.S. Allocation
    Portfolio - Service Class*
  ING Van Kampen Equity Growth
    Portfolio - Institutional Class
  ING Van Kampen Growth and Income
    Portfolio - Service Class*
  ING VP Index Plus International Equity
    Portfolio - Service Class*
  ING Wells Fargo Small Cap Disciplined
    Portfolio - Service Class**
ING Partners, Inc.:
  ING American Century Large Company Value
    Portfolio - Initial Class*
  ING American Century Small-Mid Cap Value
    Portfolio - Initial Class*
  ING Baron Small Cap Growth
    Portfolio - Initial Class*
  ING Columbia Small Cap Value II
    Portfolio - Initial Class**
  ING Fundamental Research Portfolio - Initial Class**
  ING JPMorgan Mid Cap Value Portfolio - Initial Class
  ING Legg Mason Partners Aggressive Growth
    Portfolio - Initial Class
  ING Lord Abbett U.S. Government Securities
    Portfolio - Initial Class**
  ING Neuberger Berman Partners
    Portfolio - Initial Class**
  ING Neuberger Berman Regency
    Portfolio - Initial Class**
  ING Oppenheimer Global Portfolio - Initial Class*
  ING Oppenheimer Strategic Income
    Portfolio - Service Class*
  ING PIMCO Total Return Portfolio - Initial Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class*

ING Partners, Inc. (continued):
  ING UBS U.S. Large Cap Equity
    Portfolio - Initial Class*
  ING Van Kampen Comstock Portfolio - Initial Class
  ING Van Kampen Equity and Income
    Portfolio - Initial Class
ING Strategic Allocation Portfolios, Inc.:
  ING VP Strategic Allocation Conservative
    Portfolio - Class I
  ING VP Strategic Allocation Growth
    Portfolio - Class I
  ING VP Strategic Allocation Moderate
    Portfolio - Class I
ING Variable Portfolios, Inc.:
  ING VP Index Plus LargeCap Portfolio - Class I
  ING VP Index Plus MidCap Portfolio - Class I
  ING VP Index Plus SmallCap Portfolio - Class I
  ING VP Value Opportunity Portfolio - Class I*
ING Variable Products Trust:
  ING VP High Yield Bond Portfolio - Class I*
  ING VP MidCap Opportunities Portfolio - Class I
  ING VP Real Estate Portfolio - Class S*
  ING VP SmallCap Opportunities Portfolio - Class I

ING VP Balanced Portfolio, Inc.:
  ING VP Balanced Portfolio - Class I**
ING VP Intermediate Bond Portfolio:
  ING VP Intermediate Bond Portfolio - Class I
M Fund, Inc.:
  Brandes International Equity Fund
  Business Opportunity Value Fund
  Frontier Capital Appreciation Fund
  Turner Core Growth Fund
Neuberger Berman Advisers Management Trust:
  Neuberger Berman AMT Socially Responsive
    Portfolio® - Class I*
Van Eck Worldwide Insurance Trust:
  Van Eck Worldwide Hard Assets Fund

\*    Division added in 2005
\*\*   Division added in 2006

The names of certain Divisions were changed during 2006. The following is a summary of current and former names for those Divisions:

| Current Name | Former Name |
|---|---|
| ING Investors Trust: | ING Investors Trust: |
| ING BlackRock Large Cap Growth<br>  Portfolio - Institutional Class | ING Mercury Large Cap Growth<br>  Portfolio - Institutional Class |
| ING BlackRock Large Cap Value<br>  Portfolio - Institutional Class | ING Mercury Large Cap Value<br>  Portfolio - Institutional Class |
| ING FMR<sup>SM</sup> Large Cap Growth<br>  Portfolio - Institutional Class | ING FMR<sup>SM</sup> Earnings Growth<br>  Portfolio - Institutional Class |
| ING FMR<sup>SM</sup> Mid Cap Growth<br>  Portfolio - Institutional Class | ING MFS Mid Cap Growth<br>  Portfolio - Institutional Class |
| ING JPMorgan Small Cap Core Equity<br>  Portfolio - Institutional Class | ING JPMorgan Small Cap Equity<br>  Portfolio - Institutional Class |
| ING Partners, Inc.: | ING Partners, Inc.: |
| ING American Century Small-Mid Cap Value<br>  Portfolio - Initial Class | ING American Century Small Cap Value<br>  Portfolio - Initial Class |
| ING Legg Mason Partners Aggressive Growth<br>  Portfolio - Initial Class | ING Salomon Brothers Aggressive Growth<br>  Portfolio - Initial Class |
| ING Strategic Allocation Portfolios, Inc.: | ING Strategic Allocation Portfolios, Inc.: |
| ING VP Strategic Allocation Conservative<br>  Portfolio - Class I | ING VP Strategic Allocation Income<br>  Portfolio - Class I |
| ING VP Strategic Allocation Moderate<br>  Portfolio - Class I | ING VP Strategic Allocation Balanced<br>  Portfolio - Class I |

During 2006, the following Divisions were closed to contractowners:

| | |
|---|---|
| AIM V.I. Core Stock Fund - Series I Shares | ING FMR<sup>SM</sup> Diversified Mid Cap |
| AIM V.I. Government Securities Fund - Series I Shares | Portfolio - Service Class |
| Fidelity® VIP Growth Portfolio - Initial Class | ING JPMorgan Value Opportunities |
| Fidelity® VIP Growth Portfolio - Service Class | Portfolio - Service Class |
| Fidelity® VIP High Income Portfolio - Service Class | ING Marsico International Opportunities Portfolio - |
| Fidelity® VIP Overseas Portfolio - Initial Class | Service Class |
| Fidelity® VIP Overseas Portfolio - Service Class | ING Pioneer Fund Portfolio - Service Class |
| Fidelity® VIP Asset Manager<sup>SM</sup> Portfolio - Initial Class | Neuberger Berman AMT Growth Portfolio® - Class I |
| Fidelity® VIP Asset Manager<sup>SM</sup> Portfolio - Service Class | Neuberger Berman AMT Limited Maturity Bond |
| ING BlackRock Large Cap Growth | Portfolio® - Class I |
| Portfolio - Service Class | Pioneer Small Cap Value VCT Portfolio - Class I |
| ING Evergreen Health Sciences | Putnam VT Small Cap Value Fund - Class IB Shares |
| Portfolio - Service Class | Van Eck Worldwide Emerging Markets Fund |

There were no Divisions offered during 2006 that did not have any activity as of December 31, 2006.

**2.    Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

*Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from reported results using those estimates.

*Investments*

Investments are made in shares of a Fund and are recorded at fair value, determined by the net asset value per share of the respective Fund.  Investment transactions in each Fund are recorded on the date the order to buy or sell is confirmed.  Distributions of net investment income and capital gains from each Fund are recognized on the ex-distribution date.  Realized gains and losses on redemptions of the shares of the Fund are determined on a first-in, first-out basis.  The difference between cost and current market value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

*Federal Income Taxes*

Operations of the Account form a part of, and are taxed with, the total operations of SLD, which is taxed as a life insurance company under the Internal Revenue Code. Earnings and realized capital gains of the Account attributable to the contractowners are excluded in the determination of the federal income tax liability of SLD.

*Contractowner Reserves*

Contractowner reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contractowners invested in the Account Divisions. To the extent that benefits to be paid to the contractowners exceed their account values, SLD will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to SLD.

3.      **Charges and Fees**

Under the terms of the Policies, certain charges are allocated to the Policies to cover SLD's expenses in connection with the issuance and administration of the Policies. Following is a summary of these charges:

*Premium Expense Charge*

SLD deducts a premium charge for certain Policies ranging from 2.00% to 11.00% of each premium payment as defined in the Policies.

*Mortality, Expense Risk, and Other Charges*

For FirstLine, FirstLine II, Strategic Advantage, Strategic Advantage II, Variable Survivorship, Estate Designer Policies, and Strategic Investor (Class A Policies), charges are made directly against the assets of the Account Divisions and are reflected daily in the computation of the unit values of the Divisions. A daily deduction, at an annual rate of up to 0.75% of the average daily net asset value of each Division of the Account, is charged to cover these risks, as specified in the Contracts.

For the Corporate Benefits, Corporate Advantage, Asset Portfolio Manager, and Asset Accumulator Policies (Class B Policies), mortality and expense charges result in the redemption of units rather than a deduction in the daily computation of unit values.

For Corporate Benefits Policies, a monthly deduction, at an annual rate of 0.20% of the contractowner account value, is charged. For Corporate Advantage Policies, a monthly deduction, at an annual rate of 0.10% of the contractowner account value, is charged. For Asset Portfolio Manager Policies, a monthly deduction, at an annual rate of 0.90% and

71

0.45% of the contractowner account value, is charged during policy years 1 through 10 and 11 through 20, respectively. There is no mortality and expense charge after year 20 for Asset Portfolio Manager Policies. For Asset Accumulator Policies, a monthly deduction, at an annual rate of 0.45% and 0.30% of the contractowner account value, is charged during policy years 1 through 5 and 6 through 10, respectively. There is no mortality and expense charge after year 10 for Asset Accumulator Policies.

The monthly cost of insurance charge varies based on the insured's sex, issue age, policy year, rate class, and the face amount of policies.

The monthly administrative charge is based on an established amount per $1,000 of base insurance coverage or an established per month charge, as defined in the Policies.

The monthly amount charged for optional insurance benefits varies based on a number of factors and is defined in the Policies.

*Other Policy Deductions*

The Variable Universal Life Policies provide for certain deductions for sales and tax loads from premium payments received from the contractowners and for surrender charges and taxes from amounts paid to contractowners.  Such deductions are taken after the redemption of units in the Account and are not included in the Account financial statements.

*Premium Taxes*

Premiums are subject to a charge for premium and other state and local taxes.  The amount and timing of the payment by SLD depends on the state of residence and currently is up to 4.00% of premiums.

4.      **Related Party Transactions**

During the year ended December 31, 2006, management and service fees were paid indirectly to Directed Services, Inc. ("DSI"), an affiliate of the Company, in its capacity as investment manager to ING Investors Trust. The Fund's advisory agreement provided for fees at annual rates ranging from 0.00% to 1.25% of the average net assets of each respective Division.

Management fees were paid to ING Investments, LLC, an affiliate of the Company, in its capacity as investment advisor to ING Variable Products Trust, ING VP Intermediate Bond Portfolio, ING Strategic Allocation Portfolios, Inc., ING VP Balanced Portfolio, Inc., and ING Variable Portfolios, Inc.  The Fund's advisory agreement provides for fees at annual rates ranging from 0.35% to 0.76% of the average net assets of each respective Division.

Additionally, management fees were paid to ING Life Insurance and Annuity Company ("ILIAC"), an affiliate of the Company, in its capacity as investment advisor to ING Partners, Inc. The Funds' advisory agreement provides for fees at annual rates ranging from 0.47% to 1.00% of the average net assets of each respective Division.

On November 9, 2006, the Board of Trustees of ING Partners, Inc. and ING Investors Trust approved a consolidation of the Advisory functions for all of the Divisions. Effective December 31, 2006 DSI was reorganized into a limited liability corporation, renamed to Directed Services, LLC ("DSL") and transferred so that it became a wholly owned subsidiary of ILIAC. The functions of DSI and ILIAC were consolidated into DSL effective December 31, 2006. DSL is a dually registered investment adviser and broker-dealer. DSI's current advisory contracts will remain within the newly organized DSL, and ILIAC's advisory contracts will be assumed by DSL.

**5.    Purchases and Sales of Investment Securities**

The aggregate cost of purchases and proceeds from sales of investments follow:

| | Year Ended December 31 | | | |
|---|---|---|---|---|
| | 2006 | | 2005 | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | |
| AIM Variable Insurance Funds: | | | | |
| AIM V.I. Core Equity Fund - Series I Shares | $ 22,096 | $ 4,759 | $ - | $ - |
| AIM V.I. Core Stock Fund - Series I Shares | 510 | 23,302 | 1,344 | 3,683 |
| AIM V.I. Government Securities Fund - Series I Shares | 750 | 22,496 | 3,488 | 5,444 |
| American Funds Insurance Series: | | | | |
| American Funds Insurance Series® Growth Fund - Class 2 | 17,259 | 6,285 | 12,731 | 3,098 |
| American Funds Insurance Series® Growth Income Fund - Class 2 | 7,105 | 2,556 | 6,945 | 2,784 |
| American Funds Insurance Series® International Fund - Class 2 | 16,523 | 2,862 | 9,939 | 1,772 |
| Fidelity® Variable Insurance Products: | | | | |
| Fidelity® VIP Equity-Income Portfolio - Service Class | 1,614 | 95 | 105 | 1 |
| Fidelity® VIP Growth Portfolio - Initial Class | 808 | 47,116 | 6,388 | 13,483 |
| Fidelity® VIP Growth Portfolio - Service Class | 153 | 3,105 | 941 | 1,031 |
| Fidelity® VIP High Income Portfolio - Service Class | 961 | 12,430 | 22,284 | 10,851 |
| Fidelity® VIP Overseas Portfolio - Initial Class | 2,262 | 43,561 | 3,190 | 11,420 |
| Fidelity® VIP Overseas Portfolio - Service Class | 1,163 | 4,972 | 1,012 | 1,177 |
| Fidelity® Variable Insurance Products II: | | | | |
| Fidelity® VIP Asset Manager$^{SM}$ Portfolio - Initial Class | 725 | 18,695 | 1,686 | 4,344 |
| Fidelity® VIP Asset Manager$^{SM}$ Portfolio - Service Class | 128 | 1,873 | 590 | 542 |
| Fidelity® VIP Contrafund® Portfolio - Service Class | 7,447 | 1,081 | 1,969 | 43 |
| Fidelity® VIP Investment Grade Bond Portfolio - Initial Class | 316 | 249 | 487 | 41 |
| ING Investors Trust: | | | | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class | 4,375 | 5,738 | 4,528 | 598 |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | 1,773 | 909 | - | - |
| ING BlackRock Large Cap Growth Portfolio - Service Class | 590 | 615 | 177 | 170 |
| ING BlackRock Large Cap Value Portfolio - Institutional Class | 1,038 | 6,589 | 3,052 | 6,309 |
| ING Evergreen Health Sciences Portfolio - Institutional Class | 3,089 | 829 | - | - |
| ING Evergreen Health Sciences Portfolio - Service Class | 2,888 | 4,939 | 2,205 | 197 |
| ING Evergreen Omega Portfolio - Institutional Class | 1,744 | 5,595 | 34,026 | 1,279 |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Institutional Class | 22,208 | 1,508 | - | - |
| ING FMR$^{SM}$ Diversified Mid Cap Portfolio - Service Class | 821 | 926 | 65 | - |
| ING FMR$^{SM}$ Large Cap Growth Portfolio - Institutional Class | 52,076 | 12,556 | 45,210 | 3,439 |
| ING FMR$^{SM}$ Mid Cap Growth Portfolio - Institutional Class | 160 | 2,324 | 1,809 | 801 |
| ING Global Resources Portfolio - Institutional Class | 8,148 | 3,492 | 2,884 | 1,519 |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 33,419 | 6,055 | - | - |
| ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | 7,947 | 11,197 | 26,191 | 14,298 |
| ING JPMorgan Value Opportunities Portfolio - Institutional Class | 11,670 | 541 | - | - |

| | Year Ended December 31 | | | |
| --- | --- | --- | --- | --- |
| | 2006 | | 2005 | |
| | **Purchases** | **Sales** | **Purchases** | **Sales** |
| | *(Dollars in thousands)* | | | |
| ING Investors Trust (continued): | | | | |
| ING JPMorgan Value Opportunities Portfolio - Service Class | $ 116 | $ 7,437 | $ 7,088 | $ 351 |
| ING Julius Baer Foreign Portfolio - Institutional Class | 14,653 | 4,927 | 2,471 | 160 |
| ING Legg Mason Value Portfolio - Institutional Class | 6,975 | 1,187 | 1,370 | 994 |
| ING LifeStyle Aggressive Growth Portfolio - Institutional Class | 3,598 | 44 | - | - |
| ING LifeStyle Growth Portfolio - Institutional Class | 8,215 | 329 | - | - |
| ING LifeStyle Moderate Growth Portfolio - Institutional Class | 2,981 | 106 | - | - |
| ING LifeStyle Moderate Portfolio - Institutional Class | 344 | 4 | - | - |
| ING Limited Maturity Bond Portfolio - Service Class | 26,940 | 4,589 | 1,899 | 273 |
| ING Liquid Assets Portfolio - Institutional Class | 58,188 | 58,391 | 127,652 | 123,544 |
| ING Liquid Assets Portfolio - Service Class | 31,335 | 41,040 | 48,772 | 34,338 |
| ING Lord Abbett Affiliated Portfolio - Institutional Class | 454 | 1,206 | 358 | 374 |
| ING MarketPro Portfolio - Institutional Class | 116 | - | - | - |
| ING MarketStyle Growth Portfolio - Institutional Class | 2,286 | 425 | - | - |
| ING MarketStyle Moderate Growth Portfolio - Institutional Class | 751 | 28 | - | - |
| ING MarketStyle Moderate Portfolio - Institutional Class | 205 | 1 | - | - |
| ING Marsico Growth Portfolio - Institutional Class | 2,434 | 1,229 | 5,751 | 4,650 |
| ING Marsico International Opportunities Portfolio - Institutional Class | 23,397 | 7,539 | - | - |
| ING Marsico International Opportunities Portfolio - Service Class | 9,445 | 24,086 | 14,258 | 2,566 |
| ING MFS Total Return Portfolio - Institutional Class | 1,656 | 881 | 4,110 | 1,659 |
| ING MFS Utilities Portfolio - Service Class | 6,294 | 5,846 | 14,264 | 2,658 |
| ING Oppenheimer Main Street Portfolio® - Institutional Class | 679 | 37 | 82 | 30 |
| ING Pioneer Fund Portfolio - Institutional Class | 1,496 | 329 | - | - |
| ING Pioneer Fund Portfolio - Service Class | 64 | 158 | 86 | 2 |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | 4,342 | 3,908 | 18,330 | 3,109 |
| ING Stock Index Portfolio - Institutional Class | 14,765 | 38,631 | 17,395 | 28,380 |
| ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | 11,646 | 4,836 | 10,369 | 6,134 |
| ING T. Rowe Price Equity Income Portfolio - Institutional Class | 5,622 | 2,694 | 5,128 | 2,387 |
| ING UBS U.S. Allocation Portfolio - Service Class | 249 | 9 | 16 | 1 |
| ING Van Kampen Equity Growth Portfolio - Institutional Class | 371 | 813 | 942 | 1,443 |
| ING Van Kampen Growth and Income Portfolio - Service Class | 2,617 | 159 | 1,013 | 17 |
| ING VP Index Plus International Equity Portfolio - Service Class | 47,788 | 5,242 | 7 | - |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | 22,327 | 3,617 | - | - |

| | Year Ended December 31 | | | |
| --- | --- | --- | --- | --- |
| | 2006 | | 2005 | |
| | Purchases | Sales | Purchases | Sales |
| | *(Dollars in thousands)* | | | |
| ING Partners, Inc.: | | | | |
| ING American Century Large Company Value Portfolio - Initial Class | $ 43 | $ 8 | $ 33 | $ 1 |
| ING American Century Small-Mid Cap Value Portfolio - Initial Class | 604 | 873 | 975 | 16 |
| ING Baron Small Cap Growth Portfolio - Initial Class | 7,172 | 3,908 | 2,438 | 156 |
| ING Columbia Small Cap Value II Portfolio - Initial Class | 7,668 | 1,231 | - | - |
| ING Fundamental Research Portfolio - Initial Class | 15 | 1 | - | - |
| ING JPMorgan Mid Cap Value Portfolio - Initial Class | 8,633 | 6,023 | 6,016 | 2,078 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | 56 | 537 | 752 | 297 |
| ING Lord Abbett U.S. Government Securities Portfolio - Initial Class | 21,547 | 3,231 | - | - |
| ING Neuberger Berman Partners Portfolio - Initial Class | 480 | 7 | - | - |
| ING Neuberger Berman Regency Portfolio - Initial Class | 217 | 4 | - | - |
| ING Oppenheimer Global Portfolio - Initial Class | 1,698 | 1,183 | 3,838 | 377 |
| ING Oppenheimer Strategic Income Portfolio - Service Class | 1,016 | 1,269 | 7,253 | 1,044 |
| ING PIMCO Total Return Portfolio - Initial Class | 10,354 | 2,432 | 6,733 | 3,104 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 2,733 | 8,079 | 46,272 | 3,540 |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 6,368 | 469 | 2,599 | 2,546 |
| ING Van Kampen Comstock Portfolio - Initial Class | 9,143 | 8,185 | 4,151 | 2,417 |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 1,790 | 456 | 399 | 206 |
| ING Strategic Allocation Portfolios, Inc.: | | | | |
| ING VP Strategic Allocation Conservative Portfolio - Class I | 85 | 39 | 730 | 647 |
| ING VP Strategic Allocation Growth Portfolio - Class I | 1,354 | 3,747 | 4,590 | 646 |
| ING VP Strategic Allocation Moderate Portfolio - Class I | 856 | 1,880 | 4,733 | 403 |
| ING Variable Portfolios, Inc.: | | | | |
| ING VP Index Plus LargeCap Portfolio - Class I | 8,865 | 1,730 | 1,818 | 2,460 |
| ING VP Index Plus MidCap Portfolio - Class I | 4,632 | 9,306 | 9,205 | 4,679 |
| ING VP Index Plus SmallCap Portfolio - Class I | 8,532 | 5,467 | 6,241 | 2,462 |
| ING VP Value Opportunity Portfolio - Class I | 74 | 253 | 1,923 | 3 |
| ING Variable Products Trust: | | | | |
| ING VP High Yield Bond Portfolio - Class I | 25,987 | 13,935 | 15,324 | 653 |
| ING VP MidCap Opportunities Portfolio - Class I | 124 | 512 | 6,710 | 6,710 |
| ING VP Real Estate Portfolio - Class S | 12,726 | 9,940 | 14,324 | 802 |
| ING VP SmallCap Opportunities Portfolio - Class I | 992 | 1,210 | 7,106 | 7,513 |
| ING VP Balanced Portfolio, Inc.: | | | | |
| ING VP Balanced Portfolio - Class I | 19,993 | 1,788 | - | - |
| ING VP Intermediate Bond Portfolio: | | | | |
| ING VP Intermediate Bond Portfolio - Class I | 7,328 | 3,696 | 10,199 | 2,313 |

| | Year Ended December 31 | | | |
|---|---|---|---|---|
| | 2006 | | 2005 | |
| | Purchases | Sales | Purchases | Sales |
| | *(Dollars in thousands)* | | | |
| M Fund, Inc.: | | | | |
| Brandes International Equity Fund | $ 5,720 | $ 2,787 | $ 4,050 | $ 1,190 |
| Business Opportunity Value Fund | 655 | 568 | 1,382 | 392 |
| Frontier Capital Appreciation Fund | 3,547 | 1,678 | 2,052 | 1,661 |
| Turner Core Growth Fund | 2,314 | 1,920 | 2,415 | 2,287 |
| Neuberger Berman Advisers Management Trust: | | | | |
| Neuberger Berman AMT Growth Portfolio® - Class I | 1,368 | 17,994 | 1,508 | 1,909 |
| Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I | 595 | 24,088 | 2,480 | 6,645 |
| Neuberger Berman AMT Socially Responsive Portfolio® - Class I | 55 | 22 | 48 | 3 |
| Pioneer Variable Contracts Trust: | | | | |
| Pioneer Small Cap Value VCT Portfolio - Class I | 502 | 7,582 | 4,410 | 4,071 |
| Putnam Variable Trust: | | | | |
| Putnam VT Small Cap Value Fund - Class IB Shares | 2,637 | 22,531 | 3,477 | 4,962 |
| Van Eck Worldwide Insurance Trust: | | | | |
| Van Eck Worldwide Emerging Markets Fund | 7,934 | 32,012 | 6,006 | 3,557 |
| Van Eck Worldwide Hard Assets Fund | 4,660 | 7,907 | 8,038 | 6,580 |

## 6. Changes in Units

The changes in units outstanding were as follows:

| | Year Ended December 31 | | | | | |
| | 2006 | | | 2005 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| AIM Variable Insurance Funds: | | | | | | |
| AIM V.I. Core Equity Fund - Series I Shares | 2,211,419 | 482,028 | 1,729,391 | - | - | - |
| AIM V.I. Core Stock Fund - Series I Shares | 752,954 | 1,770,537 | (1,017,583) | 176,758 | 263,190 | (86,432) |
| AIM V.I. Government Securities Fund - Series I Shares | 86,733 | 1,710,054 | (1,623,321) | 370,932 | 559,678 | (188,746) |
| American Funds Insurance Series: | | | | | | |
| American Funds Insurance Series® Growth Fund - Class 2 | 1,226,438 | 628,207 | 598,231 | 1,060,764 | 421,320 | 639,444 |
| American Funds Insurance Series® Growth Income Fund - Class 2 | 521,384 | 287,385 | 233,999 | 587,035 | 310,499 | 276,536 |
| American Funds Insurance Series® International Fund - Class 2 | 889,967 | 296,096 | 593,871 | 677,748 | 213,655 | 464,093 |
| Fidelity® Variable Insurance Products: | | | | | | |
| Fidelity® VIP Equity-Income Portfolio - Service Class | 125,074 | 11,354 | 113,720 | 9,809 | 144 | 9,665 |
| Fidelity® VIP Growth Portfolio - Initial Class | 1,834,332 | 3,685,163 | (1,850,831) | 459,720 | 770,861 | (311,141) |
| Fidelity® VIP Growth Portfolio - Service Class | 27,432 | 355,533 | (328,101) | 150,913 | 164,171 | (13,258) |
| Fidelity® VIP High Income Portfolio - Service Class | 201,841 | 1,264,932 | (1,063,091) | 2,119,433 | 1,056,342 | 1,063,091 |
| Fidelity® VIP Overseas Portfolio - Initial Class | 2,038,908 | 4,023,191 | (1,984,283) | 347,780 | 859,553 | (511,773) |
| Fidelity® VIP Overseas Portfolio - Service Class | 122,213 | 416,762 | (294,549) | 125,372 | 141,752 | (16,380) |
| Fidelity® Variable Insurance Products II: | | | | | | |
| Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | 21,419 | 926,786 | (905,367) | - | - | - |
| Fidelity® VIP Asset Manager℠ Portfolio - Initial Class | 9,302 | 156,867 | (147,565) | - | - | - |
| Fidelity® VIP Contrafund® Portfolio - Service Class | 586,722 | 129,716 | 457,006 | - | - | - |
| Fidelity® VIP Investment Grade Bond Portfolio - Initial Class | 31,176 | 26,065 | 5,111 | 49,391 | 5,434 | 43,957 |
| ING Investors Trust: | | | | | | |
| ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class | 326,171 | 456,474 | (130,303) | 369,226 | 50,400 | 318,826 |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | 148,812 | 75,730 | 73,082 | - | - | - |
| ING BlackRock Large Cap Value Portfolio - Service Class | 61,970 | 563,359 | (501,389) | - | - | - |
| ING Evergreen Health Sciences Portfolio - Institutional Class | 485,119 | 288,158 | 196,961 | - | - | - |
| ING Evergreen Health Sciences Portfolio - Service Class | - | 180,196 | (180,196) | 199,638 | 19,442 | 180,196 |
| ING Evergreen Omega Portfolio - Institutional Class | 382,451 | 695,650 | (313,199) | 3,141,898 | 199,421 | 2,942,477 |
| ING FMR℠ Diversified Mid Cap Portfolio - Institutional Class | 2,139,665 | 221,214 | 1,918,451 | - | - | - |

**SECURITY LIFE OF DENVER INSURANCE COMPANY**
**SECURITY LIFE SEPARATE ACCOUNT L1**
**Notes to Financial Statements**

| | | Year Ended December 31 | | | | |
| | 2006 | | | 2005 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Investors Trust (continued): | | | | | | |
| ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Service Class | 81,220 | 87,581 | (6,361) | 6,388 | 27 | 6,361 |
| ING FMR<sup>SM</sup> Large Cap Growth Portfolio - Institutional Class | 5,413,878 | 1,735,020 | 3,678,858 | 4,464,173 | 442,791 | 4,041,382 |
| ING FMR<sup>SM</sup> Mid Cap Growth Portfolio - Institutional Class | 28,295 | 277,252 | (248,957) | 254,755 | 131,928 | 122,827 |
| ING Global Resources Portfolio - Institutional Class | 332,446 | 195,093 | 137,353 | 167,491 | 102,267 | 65,224 |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | 3,424,112 | 745,146 | 2,678,966 | - | - | - |
| ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | 781,325 | 1,077,674 | (296,349) | 2,215,621 | 1,398,682 | 816,939 |
| ING JPMorgan Value Opportunities Portfolio - Institutional Class | 1,084,251 | 129,860 | 954,391 | - | - | - |
| ING JPMorgan Value Opportunities Portfolio - Service Class | - | 643,315 | (643,315) | 687,560 | 44,245 | 643,315 |
| ING Julius Baer Foreign Portfolio - Institutional Class | 1,132,071 | 427,208 | 704,863 | 216,392 | 18,675 | 197,717 |
| ING Legg Mason Value Portfolio - Institutional Class | 616,470 | 119,004 | 497,466 | 136,757 | 103,473 | 33,284 |
| ING LifeStyle Aggressive Growth Portfolio - Institutional Class | 278,333 | 9,061 | 269,272 | - | - | - |
| ING LifeStyle Growth Portfolio - Institutional Class | 657,860 | 40,220 | 617,640 | - | - | - |
| ING LifeStyle Moderate Growth Portfolio - Institutional Class | 238,921 | 13,044 | 225,877 | - | - | - |
| ING LifeStyle Moderate Portfolio - Institutional Class | 28,342 | 558 | 27,784 | - | - | - |
| ING Limited Maturity Bond Portfolio - Service Class | 2,521,642 | 543,831 | 1,977,811 | 155,526 | 26,643 | 128,883 |
| ING Liquid Assets Portfolio - Institutional Class | 6,183,664 | 6,446,342 | (262,678) | 13,640,075 | 13,363,703 | 276,372 |
| ING Liquid Assets Portfolio - Service Class | 3,669,840 | 4,576,966 | (907,126) | 5,697,210 | 4,534,434 | 1,162,776 |
| ING Lord Abbett Affiliated Portfolio - Institutional Class | 26,735 | 74,430 | (47,695) | 26,163 | 27,207 | (1,044) |
| ING MarketPro Portfolio - Institutional Class | 10,882 | 81 | 10,801 | - | - | - |
| ING MarketStyle Growth Portfolio - Institutional Class | 217,867 | 44,502 | 173,365 | - | - | - |
| ING MarketStyle Moderate Growth Portfolio - Institutional Class | 71,836 | 3,765 | 68,071 | - | - | - |
| ING MarketStyle Moderate Portfolio - Institutional Class | 18,894 | 195 | 18,699 | - | - | - |
| ING Marsico Growth Portfolio - Institutional Class | 252,023 | 129,266 | 122,757 | 558,675 | 463,019 | 95,656 |
| ING Marsico International Opportunities Portfolio - Institutional Class | 2,088,230 | 998,916 | 1,089,314 | - | - | - |
| ING Marsico International Opportunities Portfolio - Service Class | - | 1,017,399 | (1,017,399) | 1,275,577 | 258,178 | 1,017,399 |
| ING MFS Total Return Portfolio - Institutional Class | 100,829 | 73,303 | 27,526 | 308,212 | 142,402 | 165,810 |
| ING MFS Utilities Portfolio - Service Class | 570,990 | 547,090 | 23,900 | 1,241,662 | 255,356 | 986,306 |
| ING Oppenheimer Main Street Portfolio® - Institutional Class | 63,698 | 5,685 | 58,013 | 8,628 | 3,217 | 5,411 |
| ING Pioneer Fund Portfolio - Institutional Class | 122,761 | 27,902 | 94,859 | - | - | - |
| ING Pioneer Fund Portfolio - Service Class | - | 7,796 | (7,796) | 8,009 | 213 | 7,796 |

| | | Year Ended December 31 | | | | |
| | 2006 | | | 2005 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| ING Investors Trust (continued): | | | | | | |
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | 438,542 | 419,903 | 18,639 | 1,816,700 | 384,375 | 1,432,325 |
| ING Stock Index Portfolio - Institutional Class | 1,944,126 | 4,278,229 | (2,334,103) | 3,108,373 | 3,952,786 | (844,413) |
| ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | 701,306 | 494,366 | 206,940 | 798,828 | 629,836 | 168,992 |
| ING T. Rowe Price Equity Income Portfolio - Institutional Class | 411,522 | 270,465 | 141,057 | 411,358 | 240,660 | 170,698 |
| ING UBS U.S. Allocation Portfolio - Service Class | 22,273 | 798 | 21,475 | 1,534 | 105 | 1,429 |
| ING Van Kampen Equity Growth Portfolio - Institutional Class | 24,198 | 70,547 | (46,349) | 115,808 | 164,680 | (48,872) |
| ING Van Kampen Growth and Income Portfolio - Service Class | 220,213 | 26,455 | 193,758 | 93,895 | 2,206 | 91,689 |
| ING VP Index Plus International Equity Portfolio - Service Class | 4,113,249 | 607,122 | 3,506,127 | 671 | - | 671 |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | 2,305,762 | 468,574 | 1,837,188 | - | - | - |
| ING Partners, Inc.: | | | | | | |
| ING American Century Large Company Value Portfolio - Initial Class | 3,789 | 947 | 2,842 | 3,235 | 110 | 3,125 |
| ING American Century Small-Mid Cap Value Portfolio - Initial Class | 50,996 | 75,679 | (24,683) | - | - | - |
| ING Baron Small Cap Growth Portfolio - Initial Class | 663,209 | 394,221 | 268,988 | 231,451 | 21,858 | 209,593 |
| ING Columbia Small Cap Value II Portfolio - Initial Class | 804,997 | 163,160 | 641,837 | - | - | - |
| ING Fundamental Research Portfolio - Initial Class | 1,330 | 51 | 1,279 | - | - | - |
| ING JPMorgan Mid Cap Value Portfolio - Initial Class | 575,233 | 421,093 | 154,140 | 387,207 | 181,550 | 205,657 |
| ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | 4,132 | 35,135 | (31,003) | 51,280 | 21,403 | 29,877 |
| ING Lord Abbett U.S. Government Securities Portfolio - Initial Class | 2,157,951 | 401,980 | 1,755,971 | - | - | - |
| ING Neuberger Berman Partners Portfolio - Initial Class | 51,190 | 831 | 50,359 | - | - | - |
| ING Neuberger Berman Regency Portfolio - Initial Class | 23,246 | 432 | 22,814 | - | - | - |
| ING Oppenheimer Global Portfolio - Initial Class | 163,460 | 120,634 | 42,826 | 387,774 | 53,271 | 334,503 |
| ING Oppenheimer Strategic Income Portfolio - Service Class | 134,587 | 156,381 | (21,794) | 714,401 | 113,950 | 600,451 |
| ING PIMCO Total Return Portfolio - Initial Class | 1,008,434 | 302,837 | 705,597 | 674,602 | 359,558 | 315,044 |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | 441,943 | 936,122 | (494,179) | 4,332,120 | 433,376 | 3,898,744 |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | 527,947 | 39,167 | 488,780 | 495,648 | 489,288 | 6,360 |
| ING Van Kampen Comstock Portfolio - Initial Class | 678,603 | 636,803 | 41,800 | 378,785 | 270,086 | 108,699 |
| ING Van Kampen Equity and Income Portfolio - Initial Class | 138,479 | 40,731 | 97,748 | 38,226 | 20,579 | 17,647 |

| | | Year Ended December 31 | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | | **2006** | | | **2005** | |
| | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** | **Units Issued** | **Units Redeemed** | **Net Increase (Decrease)** |
| ING Strategic Allocation Portfolios, Inc.: | | | | | | |
| ING VP Strategic Allocation Conservative Portfolio - Class I | 7,017 | 3,738 | 3,279 | 70,002 | 62,719 | 7,283 |
| ING VP Strategic Allocation Growth Portfolio - Class I | 109,776 | 312,034 | (202,258) | 429,172 | 79,024 | 350,148 |
| ING VP Strategic Allocation Moderate Portfolio - Class I | 59,991 | 162,562 | (102,571) | 432,300 | 40,988 | 391,312 |
| ING Variable Portfolios, Inc.: | | | | | | |
| ING VP Index Plus LargeCap Portfolio - Class I | 772,110 | 179,314 | 592,796 | 183,486 | 246,108 | (62,622) |
| ING VP Index Plus MidCap Portfolio - Class I | 306,430 | 685,143 | (378,713) | 677,855 | 418,623 | 259,232 |
| ING VP Index Plus SmallCap Portfolio - Class I | 568,816 | 415,565 | 153,251 | 466,907 | 217,204 | 249,703 |
| ING VP Value Opportunity Portfolio - Class I | 7,460 | 25,870 | (18,410) | 193,244 | 854 | 192,390 |
| ING Variable Products Trust: | | | | | | |
| ING VP High Yield Bond Portfolio - Class I | 2,469,077 | 1,441,595 | 1,027,482 | 1,516,838 | 87,957 | 1,428,881 |
| ING VP MidCap Opportunities Portfolio - Class I | 12,637 | 44,750 | (32,113) | 692,699 | 694,496 | (1,797) |
| ING VP Real Estate Portfolio - Class S | 1,010,461 | 841,621 | 168,840 | 1,314,934 | 96,974 | 1,217,960 |
| ING VP SmallCap Opportunities Portfolio - Class I | 135,210 | 154,193 | (18,983) | 964,213 | 1,005,415 | (41,202) |
| ING VP Balanced Portfolio, Inc.: | | | | | | |
| ING VP Balanced Portfolio - Class I | 2,076,838 | 250,249 | 1,826,589 | - | - | - |
| ING VP Intermediate Bond Portfolio: | | | | | | |
| ING VP Intermediate Bond Portfolio - Class I | 670,763 | 435,872 | 234,891 | 878,675 | 288,488 | 590,187 |
| M Fund, Inc.: | | | | | | |
| Brandes International Equity Fund | 259,978 | 184,687 | 75,291 | 248,919 | 110,921 | 137,998 |
| Business Opportunity Value Fund | 37,942 | 49,900 | (11,958) | 104,536 | 39,744 | 64,792 |
| Frontier Capital Appreciation Fund | 184,119 | 118,765 | 65,354 | 130,815 | 143,088 | (12,273) |
| Turner Core Growth Fund | 204,241 | 183,200 | 21,041 | 245,370 | 236,496 | 8,874 |
| Neuberger Berman Advisers Management Trust: | | | | | | |
| Neuberger Berman AMT Growth Portfolio® - Class I | 752,247 | 1,512,710 | (760,463) | 166,336 | 167,704 | (1,368) |
| Neuberger Berman AMT Limited Maturity Bond Portfolio® - Class I | 219,531 | 1,824,921 | (1,605,390) | 274,903 | 585,630 | (310,727) |
| Neuberger Berman AMT Socially Responsive Portfolio® - Class I | 4,942 | 2,137 | 2,805 | 5,328 | 1,231 | 4,097 |
| Pioneer Variable Contracts Trust: | | | | | | |
| Pioneer Small Cap Value VCT Portfolio - Class I | 174,887 | 624,327 | (449,440) | 358,677 | 337,102 | 21,575 |

| | Year Ended December 31 | | | | | |
| | 2006 | | | 2005 | | |
| | Units Issued | Units Redeemed | Net Increase (Decrease) | Units Issued | Units Redeemed | Net Increase (Decrease) |
|---|---|---|---|---|---|---|
| Putnam Variable Trust: | | | | | | |
|   Putnam VT Small Cap Value Fund - Class IB Shares | 765,777 | 1,812,542 | (1,046,765) | 231,072 | 370,615 | (139,543) |
| Van Eck Worldwide Insurance Trust: | | | | | | |
|   Van Eck Worldwide Emerging Markets Fund | 1,190,950 | 2,327,230 | (1,136,280) | 462,052 | 319,989 | 142,063 |
|   Van Eck Worldwide Hard Assets Fund | 155,449 | 304,471 | (149,022) | 462,042 | 410,179 | 51,863 |

## 7. Unit Summary

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **AIM V.I. Core Equity Fund - Series I Shares** | | | |
| Contracts in accumulation period: | | | |
| Class A | 1,490,371.304 | $ 10.91 | $ 16,259,951 |
| Class B | 239,019.536 | 10.96 | 2,619,654 |
| | 1,729,390.840 | | $ 18,879,605 |
| **American Funds Insurance Series® Growth Fund - Class 2** | | | |
| Contracts in accumulation period: | | | |
| Class A | 1,367,929.983 | $ 18.14 | $ 24,814,250 |
| Class B | 1,227,913.532 | 18.65 | 22,900,587 |
| ING Corporate Advantage VUL | 2,681.838 | 13.17 | 35,320 |
| | 2,598,525.353 | | $ 47,750,157 |
| **American Funds Insurance Series® Growth Income Fund - Class 2** | | | |
| Contracts in accumulation period: | | | |
| Class A | 776,686.618 | $ 16.99 | $ 13,195,906 |
| Class B | 680,271.560 | 17.46 | 11,877,541 |
| ING Corporate Advantage VUL | 321.397 | 12.58 | 4,043 |
| | 1,457,279.575 | | $ 25,077,490 |
| **American Funds Insurance Series® International Fund - Class 2** | | | |
| Contracts in accumulation period: | | | |
| Class A | 876,290.344 | $ 23.37 | $ 20,478,905 |
| Class B | 1,008,263.818 | 24.03 | 24,228,580 |
| ING Corporate Advantage VUL | 1,369.851 | 14.71 | 20,151 |
| | 1,885,924.013 | | $ 44,727,636 |
| **Fidelity® VIP Equity-Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 81,241.880 | $ 13.23 | $ 1,074,830 |
| Class B | 42,127.179 | 13.40 | 564,504 |
| ING Corporate Advantage VUL | 15.649 | 13.11 | 205 |
| | 123,384.708 | | $ 1,639,539 |
| **Fidelity® VIP Contrafund® Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 372,211.345 | $ 13.35 | $ 4,969,021 |
| Class B | 253,646.620 | 13.52 | 3,429,302 |
| ING Corporate Advantage VUL | 698.052 | 13.19 | 9,207 |
| | 626,556.017 | | $ 8,407,530 |
| **Fidelity® VIP Investment Grade Bond Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 34,353.840 | $ 10.51 | $ 361,059 |
| Class B | 14,713.955 | 10.64 | 156,556 |
| | 49,067.795 | | $ 517,615 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Class A | 138,730.187 | $ | 12.96 | $ | 1,797,943 |
| Class B | 49,639.252 | | 13.12 | | 651,267 |
| ING Corporate Advantage VUL | 153.786 | | 19.44 | | 2,990 |
| | 188,523.225 | | | $ | 2,452,200 |
| **ING BlackRock Large Cap Growth Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Class A | 56,450.447 | $ | 12.39 | $ | 699,421 |
| Class B | 16,631.316 | | 12.55 | | 208,723 |
| | 73,081.763 | | | $ | 908,144 |
| **ING BlackRock Large Cap Value Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Class A | 1,638,043.822 | $ | 13.33 | $ | 21,835,124 |
| Class B | 102,987.165 | | 13.60 | | 1,400,625 |
| | 1,741,030.987 | | | $ | 23,235,749 |
| **ING Evergreen Health Sciences Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Class A | 126,295.537 | $ | 12.40 | $ | 1,566,065 |
| Class B | 68,584.029 | | 12.56 | | 861,415 |
| ING Corporate Advantage VUL | 2,081.129 | | 10.91 | | 22,705 |
| | 196,960.695 | | | $ | 2,450,185 |
| **ING Evergreen Omega Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Class A | 2,214,156.262 | $ | 12.02 | $ | 26,614,158 |
| Class B | 415,122.333 | | 12.18 | | 5,056,190 |
| | 2,629,278.595 | | | $ | 31,670,348 |
| **ING FMR<sup>SM</sup> Diversified Mid Cap Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Class A | 1,697,638.607 | $ | 9.90 | $ | 16,806,622 |
| Class B | 220,741.211 | | 9.95 | | 2,196,375 |
| ING Corporate Advantage VUL | 70.788 | | 11.41 | | 808 |
| | 1,918,450.606 | | | $ | 19,003,805 |
| **ING FMR<sup>SM</sup> Large Cap Growth Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Class A | 7,088,085.991 | $ | 10.80 | $ | 76,551,329 |
| Class B | 632,154.277 | | 10.94 | | 6,915,768 |
| | 7,720,240.268 | | | $ | 83,467,097 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING FMR<sup>SM</sup> Mid Cap Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 210,353.075 | $ 8.29 | $ 1,743,827 |
| Class B | 145,020.258 | 11.63 | 1,686,586 |
| | 355,373.333 | | $ 3,430,413 |
| **ING Global Resources Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 173,692.505 | $ 27.08 | $ 4,703,593 |
| Class B | 125,171.413 | 23.51 | 2,942,780 |
| ING Corporate Advantage VUL | 89.092 | 15.96 | 1,422 |
| | 298,953.010 | | $ 7,647,795 |
| **ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 1,880,015.646 | $ 11.44 | $ 21,507,379 |
| Class B | 798,875.255 | 11.49 | 9,179,077 |
| ING Corporate Advantage VUL | 74.861 | 11.55 | 865 |
| | 2,678,965.762 | | $ 30,687,321 |
| **ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 1,975,800.807 | $ 14.41 | $ 28,471,290 |
| Class B | 386,283.478 | 14.70 | 5,678,367 |
| ING Corporate Advantage VUL | 57.472 | 13.06 | 751 |
| | 2,362,141.757 | | $ 34,150,408 |
| **ING JPMorgan Value Opportunities Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 560,568.312 | $ 12.77 | $ 7,158,457 |
| Class B | 393,822.481 | 12.93 | 5,092,125 |
| | 954,390.793 | | $ 12,250,582 |
| **ING Julius Baer Foreign Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 497,910.273 | $ 15.21 | $ 7,573,215 |
| Class B | 404,628.444 | 15.40 | 6,231,278 |
| ING Corporate Advantage VUL | 41.291 | 15.34 | 633 |
| | 902,580.008 | | $ 13,805,126 |
| **ING Legg Mason Value Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 299,256.200 | $ 12.69 | $ 3,797,561 |
| Class B | 377,239.872 | 12.94 | 4,881,484 |
| ING Corporate Advantage VUL | 246.717 | 12.17 | 3,003 |
| | 676,742.789 | | $ 8,682,048 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING LifeStyle Aggressive Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 56,808.796 | $ 14.39 | $ 817,479 |
| Class B | 212,463.569 | 14.47 | 3,074,348 |
| | 269,272.365 | | $ 3,891,827 |
| **ING LifeStyle Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 343,421.834 | $ 13.75 | $ 4,722,050 |
| Class B | 274,203.719 | 13.82 | 3,789,495 |
| ING Corporate Advantage VUL | 14.778 | 13.82 | 204 |
| | 617,640.331 | | $ 8,511,749 |
| **ING LifeStyle Moderate Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 175,444.154 | $ 13.10 | $ 2,298,318 |
| Class B | 50,433.232 | 13.17 | 664,206 |
| | 225,877.386 | | $ 2,962,524 |
| **ING LifeStyle Moderate Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 7,861.384 | $ 12.62 | $ 99,211 |
| Class B | 19,922.387 | 12.69 | 252,815 |
| | 27,783.771 | | $ 352,026 |
| **ING Limited Maturity Bond Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 1,595,261.793 | $ 10.38 | $ 16,558,817 |
| Class B | 614,034.812 | 13.99 | 8,590,347 |
| ING Corporate Advantage VUL | 320.008 | 10.58 | 3,386 |
| | 2,209,616.613 | | $ 25,152,550 |
| **ING Liquid Assets Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 5,796,208.474 | $ 10.69 | $ 61,961,469 |
| | 5,796,208.474 | | $ 61,961,469 |
| **ING Liquid Assets Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Class B | 2,027,237.817 | $ 12.48 | $ 25,299,928 |
| ING Corporate Advantage VUL | 22,762.844 | 10.71 | 243,790 |
| | 2,050,000.661 | | $ 25,543,718 |
| **ING Lord Abbett Affiliated Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 10,817.070 | $ 17.50 | $ 189,299 |
| Class B | 6,458.853 | 17.99 | 116,195 |
| | 17,275.923 | | $ 305,494 |

| Division/Contract | Units | Unit Value | | Extended Value | |
|---|---|---|---|---|---|
| **ING MarketPro Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Class A | 7,581.738 | $ | 10.98 | $ | 83,247 |
| Class B | 3,219.509 | | 11.07 | | 35,640 |
| | 10,801.247 | | | $ | 118,887 |
| **ING MarketStyle Growth Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Class A | 19,295.600 | $ | 11.28 | $ | 217,654 |
| Class B | 154,069.882 | | 11.37 | | 1,751,775 |
| | 173,365.482 | | | $ | 1,969,429 |
| **ING MarketStyle Moderate Growth Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Class A | 43,093.887 | $ | 11.10 | $ | 478,342 |
| Class B | 24,977.301 | | 11.19 | | 279,496 |
| | 68,071.188 | | | $ | 757,838 |
| **ING MarketStyle Moderate Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Class B | 18,698.701 | $ | 11.02 | $ | 206,060 |
| | 18,698.701 | | | $ | 206,060 |
| **ING Marsico Growth Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Class A | 190,459.125 | $ | 16.19 | $ | 3,083,533 |
| Class B | 311,291.630 | | 10.05 | | 3,128,481 |
| | 501,750.755 | | | $ | 6,212,014 |
| **ING Marsico International Opportunities Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Class A | 567,307.528 | $ | 15.37 | $ | 8,719,517 |
| Class B | 521,674.291 | | 15.56 | | 8,117,252 |
| ING Corporate Advantage VUL | 331.828 | | 15.56 | | 5,163 |
| | 1,089,313.647 | | | $ | 16,841,932 |
| **ING MFS Total Return Portfolio - Institutional Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Class A | 245,730.671 | $ | 14.60 | $ | 3,587,668 |
| Class B | 170,122.209 | | 16.68 | | 2,837,638 |
| | 415,852.880 | | | $ | 6,425,306 |
| **ING MFS Utilities Portfolio - Service Class** | | | | | |
| Contracts in accumulation period: | | | | | |
| Class A | 718,732.081 | $ | 14.86 | $ | 10,680,359 |
| Class B | 291,406.011 | | 15.05 | | 4,385,660 |
| ING Corporate Advantage VUL | 67.692 | | 15.05 | | 1,019 |
| | 1,010,205.784 | | | $ | 15,067,038 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Oppenheimer Main Street Portfolio® - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 24,364.456 | $ 12.73 | $ 310,160 |
| Class B | 39,059.193 | 11.37 | 444,103 |
| | 63,423.649 | | $ 754,263 |
| **ING Pioneer Fund Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 84,549.002 | $ 12.79 | $ 1,081,382 |
| Class B | 10,310.193 | 12.95 | 133,517 |
| | 94,859.195 | | $ 1,214,899 |
| **ING Pioneer Mid Cap Value Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 1,061,550.753 | $ 12.27 | $ 13,025,228 |
| Class B | 389,412.843 | 12.42 | 4,836,508 |
| | 1,450,963.596 | | $ 17,861,736 |
| **ING Stock Index Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 14,227,099.410 | $ 13.09 | $ 186,232,731 |
| Class B | 2,632,979.575 | 13.35 | 35,150,277 |
| | 16,860,078.985 | | $ 221,383,008 |
| **ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 1,510,468.776 | $ 18.67 | $ 28,200,452 |
| Class B | 1,006,854.853 | 19.50 | 19,633,670 |
| ING Corporate Advantage VUL | 348.431 | 12.59 | 4,387 |
| | 2,517,672.060 | | $ 47,838,509 |
| **ING T. Rowe Price Equity Income Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 661,209.038 | $ 17.77 | $ 11,749,685 |
| Class B | 383,067.304 | 16.76 | 6,420,208 |
| ING Corporate Advantage VUL | 2,773.997 | 12.68 | 35,174 |
| | 1,047,050.339 | | $ 18,205,067 |
| **ING UBS U.S. Allocation Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 9,456.655 | $ 11.99 | $ 113,385 |
| Class B | 13,430.793 | 12.14 | 163,050 |
| ING Corporate Advantage VUL | 16.653 | 12.12 | 202 |
| | 22,904.101 | | $ 276,637 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Van Kampen Equity Growth Portfolio - Institutional Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 250,139.173 | $ 12.67 | $ 3,169,263 |
| Class B | 94,359.696 | 12.93 | 1,220,071 |
| | 344,498.869 | | $ 4,389,334 |
| **ING Van Kampen Growth and Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 151,816.197 | $ 12.87 | $ 1,953,874 |
| Class B | 133,630.912 | 13.03 | 1,741,211 |
| | 285,447.109 | | $ 3,695,085 |
| **ING VP Index Plus International Equity Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 3,115,630.166 | $ 12.88 | $ 40,129,317 |
| Class B | 391,167.337 | 12.98 | 5,077,352 |
| | 3,506,797.503 | | $ 45,206,669 |
| **ING Wells Fargo Small Cap Disciplined Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 1,208,149.890 | $ 10.49 | $ 12,673,492 |
| Class B | 628,976.346 | 10.54 | 6,629,411 |
| ING Corporate Advantage VUL | 62.252 | 10.60 | 660 |
| | 1,837,188.488 | | $ 19,303,563 |
| **ING American Century Large Company Value Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 4,679.511 | $ 12.67 | $ 59,289 |
| Class B | 1,286.964 | 12.83 | 16,512 |
| | 5,966.475 | | $ 75,801 |
| **ING American Century Small-Mid Cap Value Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 33,043.275 | $ 13.11 | $ 433,197 |
| Class B | 19,986.549 | 13.28 | 265,421 |
| | 53,029.824 | | $ 698,618 |
| **ING Baron Small Cap Growth Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 255,163.068 | $ 12.72 | $ 3,245,674 |
| Class B | 222,802.344 | 12.88 | 2,869,694 |
| ING Corporate Advantage VUL | 616.111 | 12.45 | 7,671 |
| | 478,581.523 | | $ 6,123,039 |
| **ING Columbia Small Cap Value II Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 417,443.999 | $ 10.12 | $ 4,224,533 |
| Class B | 224,392.771 | 10.17 | 2,282,074 |
| | 641,836.770 | | $ 6,506,607 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING Fundamental Research Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 22.119 | $ 12.39 | $ 274 |
| Class B | 1,256.904 | 12.55 | 15,774 |
| | 1,279.023 | | $ 16,048 |
| **ING JPMorgan Mid Cap Value Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 385,957.433 | $ 19.11 | $ 7,375,647 |
| Class B | 374,145.225 | 19.65 | 7,351,954 |
| ING Corporate Advantage VUL | 2,193.559 | 12.72 | 27,902 |
| | 762,296.217 | | $ 14,755,503 |
| **ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 7,080.157 | $ 16.83 | $ 119,159 |
| Class B | 7,901.085 | 17.31 | 136,768 |
| | 14,981.242 | | $ 255,927 |
| **ING Lord Abbett U.S. Government Securities Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 1,360,936.898 | $ 10.48 | $ 14,262,619 |
| Class B | 395,033.905 | 10.53 | 4,159,707 |
| | 1,755,970.803 | | $ 18,422,326 |
| **ING Neuberger Berman Partners Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 22,660.350 | $ 10.38 | $ 235,214 |
| Class B | 27,699.089 | 10.43 | 288,901 |
| | 50,359.439 | | $ 524,115 |
| **ING Neuberger Berman Regency Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 11,861.739 | $ 10.14 | $ 120,278 |
| Class B | 10,952.381 | 10.19 | 111,605 |
| | 22,814.120 | | $ 231,883 |
| **ING Oppenheimer Global Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 228,620.791 | $ 14.09 | $ 3,221,267 |
| Class B | 148,707.515 | 14.27 | 2,122,056 |
| | 377,328.306 | | $ 5,343,323 |
| **ING Oppenheimer Strategic Income Portfolio - Service Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 457,150.098 | $ 10.89 | $ 4,978,365 |
| Class B | 121,417.196 | 11.03 | 1,339,232 |
| ING Corporate Advantage VUL | 88.906 | 11.10 | 987 |
| | 578,656.200 | | $ 6,318,584 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING PIMCO Total Return Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 1,050,064.508 | $ 11.14 | $ 11,697,719 |
| Class B | 551,284.283 | 11.45 | 6,312,205 |
| ING Corporate Advantage VUL | 6,870.422 | 10.77 | 73,994 |
| | 1,608,219.213 | | $ 18,083,918 |
| **ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 2,692,997.165 | $ 12.72 | $ 34,254,924 |
| Class B | 711,567.923 | 12.88 | 9,164,995 |
| | 3,404,565.088 | | $ 43,419,919 |
| **ING UBS U.S. Large Cap Equity Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 268,056.172 | $ 12.83 | $ 3,439,161 |
| Class B | 227,084.203 | 12.99 | 2,949,824 |
| | 495,140.375 | | $ 6,388,985 |
| **ING Van Kampen Comstock Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 421,577.917 | $ 14.85 | $ 6,260,432 |
| Class B | 381,139.331 | 15.38 | 5,861,923 |
| ING Corporate Advantage VUL | 598.509 | 12.41 | 7,427 |
| | 803,315.757 | | $ 12,129,782 |
| **ING Van Kampen Equity and Income Portfolio - Initial Class** | | | |
| Contracts in accumulation period: | | | |
| Class A | 56,756.880 | $ 12.99 | $ 737,272 |
| Class B | 138,354.866 | 13.46 | 1,862,256 |
| ING Corporate Advantage VUL | 107.926 | 12.36 | 1,334 |
| | 195,219.672 | | $ 2,600,862 |
| **ING VP Strategic Allocation Conservative Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Class A | 13,011.599 | $ 11.62 | $ 151,195 |
| Class B | 2,493.239 | 11.81 | 29,445 |
| | 15,504.838 | | $ 180,640 |
| **ING VP Strategic Allocation Growth Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Class A | 52,332.138 | $ 13.00 | $ 680,318 |
| Class B | 99,377.503 | 13.22 | 1,313,771 |
| | 151,709.641 | | $ 1,994,089 |
| **ING VP Strategic Allocation Moderate Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Class A | 40,849.450 | $ 12.32 | $ 503,265 |
| Class B | 250,770.921 | 12.53 | 3,142,160 |
| | 291,620.371 | | $ 3,645,425 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP Index Plus LargeCap Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Class A | 684,013.781 | $ 12.99 | $ 8,885,339 |
| Class B | 337,577.282 | 13.46 | 4,543,790 |
| | 1,021,591.063 | | $ 13,429,129 |
| **ING VP Index Plus MidCap Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Class A | 584,863.122 | $ 15.07 | $ 8,813,887 |
| Class B | 362,294.637 | 15.61 | 5,655,419 |
| ING Corporate Advantage VUL | 16.258 | 12.44 | 202 |
| | 947,174.017 | | $ 14,469,508 |
| **ING VP Index Plus SmallCap Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Class A | 518,671.052 | $ 16.16 | $ 8,381,724 |
| Class B | 368,943.683 | 16.75 | 6,179,807 |
| ING Corporate Advantage VUL | 48.221 | 12.68 | 611 |
| | 887,662.956 | | $ 14,562,142 |
| **ING VP Value Opportunity Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Class A | 121,790.912 | $ 11.43 | $ 1,392,070 |
| Class B | 52,188.755 | 11.53 | 601,736 |
| | 173,979.667 | | $ 1,993,806 |
| **ING VP High Yield Bond Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Class A | 2,033,943.544 | $ 11.25 | $ 22,881,865 |
| Class B | 422,185.667 | 11.39 | 4,808,695 |
| ING Corporate Advantage VUL | 233.497 | 11.32 | 2,643 |
| | 2,456,362.708 | | $ 27,693,203 |
| **ING VP MidCap Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Class A | 81,967.135 | $ 11.83 | $ 969,671 |
| Class B | 125,984.438 | 12.35 | 1,555,908 |
| | 207,951.573 | | $ 2,525,579 |
| **ING VP Real Estate Portfolio - Class S** | | | |
| Contracts in accumulation period: | | | |
| Class A | 863,345.587 | $ 15.63 | $ 13,494,092 |
| Class B | 523,311.535 | 15.83 | 8,284,022 |
| ING Corporate Advantage VUL | 142.606 | 15.83 | 2,257 |
| | 1,386,799.728 | | $ 21,780,371 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **ING VP SmallCap Opportunities Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Class A | 229,668.415 | $ 9.87 | $ 2,266,827 |
| Class B | 156,564.266 | 10.30 | 1,612,612 |
| ING Corporate Advantage VUL | 149.655 | 13.16 | 1,969 |
| | 386,382.336 | | $ 3,881,408 |
| **ING VP Balanced Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Class A | 1,655,606.034 | $ 10.55 | $ 17,466,644 |
| Class B | 170,983.003 | 10.61 | 1,814,130 |
| | 1,826,589.037 | | $ 19,280,774 |
| **ING VP Intermediate Bond Portfolio - Class I** | | | |
| Contracts in accumulation period: | | | |
| Class A | 693,229.607 | $ 12.52 | $ 8,679,235 |
| Class B | 853,805.253 | 12.97 | 11,073,854 |
| ING Corporate Advantage VUL | 5,082.486 | 10.79 | 54,840 |
| | 1,552,117.346 | | $ 19,807,929 |
| **Brandes International Equity Fund** | | | |
| Contracts in accumulation period: | | | |
| Class A | 964,739.681 | $ 19.83 | $ 19,130,788 |
| Class B | 54,078.520 | 20.70 | 1,119,425 |
| | 1,018,818.201 | | $ 20,250,213 |
| **Business Opportunity Value Fund** | | | |
| Contracts in accumulation period: | | | |
| Class A | 180,565.969 | $ 14.38 | $ 2,596,539 |
| Class B | 35,001.242 | 14.90 | 521,519 |
| | 215,567.211 | | $ 3,118,058 |
| **Frontier Capital Appreciation Fund** | | | |
| Contracts in accumulation period: | | | |
| Class A | 542,574.580 | $ 17.25 | $ 9,359,412 |
| Class B | 31,361.121 | 18.01 | 564,814 |
| | 573,935.701 | | $ 9,924,226 |
| **Turner Core Growth Fund** | | | |
| Contracts in accumulation period: | | | |
| Class A | 245,960.962 | $ 12.43 | $ 3,057,295 |
| Class B | 42,984.704 | 12.98 | 557,941 |
| | 288,945.666 | | $ 3,615,236 |

| Division/Contract | Units | Unit Value | Extended Value |
|---|---|---|---|
| **Neuberger Berman AMT Socially Responsive Portfolio® - Class I** | | | |
| Contracts in accumulation period: | | | |
| Class A | 4,335.363 | $ 12.84 | $ 55,666 |
| Class B | 2,567.182 | 13.01 | 33,399 |
| | 6,902.545 | | $ 89,065 |
| | | | |
| **Van Eck Worldwide Hard Assets Fund** | | | |
| Contracts in accumulation period: | | | |
| Class A | 321,881.968 | $ 30.40 | $ 9,785,212 |
| Class B | 95,440.690 | 29.42 | 2,807,865 |
| | 417,322.658 | | $ 12,593,077 |

**SECURITY LIFE OF DENVER INSURANCE COMPANY**
**SECURITY LIFE SEPARATE ACCOUNT L1**
**Notes to Financial Statements**

## 8. Financial Highlights

A summary of unit values, units outstanding and net assets for Policies, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2006, 2005, 2004, 2003 and 2002, follows:

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| AIM V.I. Core Equity Fund - Series I Shares | | | | | | |
| 2006 | 1,729 | $10.91 to $10.96 | $ 18,879 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| American Funds Insurance Series® Growth Fund - Class 2 | | | | | | |
| 2006 | 2,599 | $13.17 to $18.65 | 47,749 | 0.88% | 0.00% to 0.75% | 9.41% to 10.22% |
| 2005 | 2,000 | $16.58 to $16.92 | 33,471 | 0.77% | 0.00% to 0.75% | 15.30% to 16.21% |
| 2004 | 1,361 | $14.38 to $14.56 | 19,658 | 0.24% | 0.00% to 0.75% | 11.65% to 12.43% |
| 2003 | 305 | $12.88 to $12.95 | 3,929 | (b) | 0.00% to 0.75% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |
| American Funds Insurance Series® Growth Income Fund - Class 2 | | | | | | |
| 2006 | 1,457 | $12.58 to $17.46 | 25,076 | 1.66% | 0.00% to 0.75% | 14.33% to 15.17% |
| 2005 | 1,223 | $14.86 to $15.16 | 18,342 | 1.45% | 0.00% to 0.75% | 5.09% to 5.87% |
| 2004 | 947 | $14.14 to $14.32 | 13,451 | 1.19% | 0.00% to 0.75% | 9.53% to 10.32% |
| 2003 | 268 | $12.91 to $12.98 | 3,463 | (b) | 0.00% to 0.75% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |
| American Funds Insurance Series® International Fund - Class 2 | | | | | | |
| 2006 | 1,886 | $14.71 to $24.03 | 44,727 | 1.91% | 0.00% to 0.75% | 18.09% to 19.02% |
| 2005 | 1,292 | $19.79 to $20.19 | 25,807 | 1.72% | 0.00% to 0.75% | 20.60% to 21.48% |
| 2004 | 828 | $16.41 to $16.62 | 13,661 | 1.90% | 0.00% to 0.75% | 18.40% to 19.31% |
| 2003 | 174 | $13.86 to $13.93 | 2,412 | (b) | 0.00% to 0.75% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| Fidelity® VIP Equity-Income Portfolio - Service Class | | | | | | |
| 2006 | 123 | $13.11 to $13.40 | $ 1,640 | 3.02% | 0.00% to 0.75% | 19.19% to 20.07% |
| 2005 | 10 | $11.10 to $11.16 | 108 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| Fidelity® VIP Contrafund® Portfolio - Service Class | | | | | | |
| 2006 | 627 | $13.19 to $13.52 | 8,408 | 1.29% | 0.00% to 0.75% | 10.70% to 11.55% |
| 2005 | 170 | $12.06 to $12.12 | 2,048 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| Fidelity® VIP Investment Grade Bond Portfolio - Initial Class | | | | | | |
| 2006 | 49 | $10.51 to $10.64 | 518 | 3.88% | 0.00% to 0.75% | 3.55% to 4.31% |
| 2005 | 44 | $10.15 to $10.20 | 448 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING AllianceBernstein Mid Cap Growth Portfolio - Institutional Class | | | | | | |
| 2006 | 189 | $12.96 to $19.44 | 2,452 | - | 0.00% to 0.75% | 1.25% to 1.94% |
| 2005 | 319 | $12.80 to $12.87 | 4,083 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING BlackRock Large Cap Growth Portfolio - Institutional Class | | | | | | |
| 2006 | 73 | $12.39 to $12.55 | 908 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING BlackRock Large Cap Value Portfolio - Institutional Class** | | | | | | |
| 2006 | 1,741 | $13.33 to $13.60 | $ 23,235 | 0.76% | 0.00% to 0.75% | 15.81% to 16.64% |
| 2005 | 2,242 | $11.51 to $11.66 | 25,828 | - | 0.00% to 0.75% | 4.73% to 5.62% |
| 2004 | 2,532 | $10.99 to $11.04 | 27,830 | (c) | 0.00% to 0.75% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| **ING Evergreen Health Sciences Portfolio - Institutional Class** | | | | | | |
| 2006 | 197 | $10.91 to $12.56 | 2,450 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING Evergreen Omega Portfolio - Institutional Class** | | | | | | |
| 2006 | 2,629 | $12.02 to $12.18 | 31,669 | - | 0.00% to 0.75% | 5.07% to 5.91% |
| 2005 | 2,942 | $11.44 to $11.50 | 33,687 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class** | | | | | | |
| 2006 | 1,918 | $9.90 to $11.41 | 19,003 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING FMR[SM] Large Cap Growth Portfolio - Institutional Class** | | | | | | |
| 2006 | 7,720 | $10.80 to $10.94 | 83,464 | - | 0.00% to 0.75% | 1.98% to 2.82% |
| 2005 | 4,041 | $10.59 to $10.64 | 42,816 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

**SECURITY LIFE OF DENVER INSURANCE COMPANY**
**SECURITY LIFE SEPARATE ACCOUNT L1**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING FMR[SM] Mid Cap Growth Portfolio - Institutional Class | | | | | | |
| 2006 | 355 | $8.29 to $11.63 | $ 3,430 | - | 0.00% to 0.75% | 4.02% to 4.77% |
| 2005 | 604 | $7.97 to $11.10 | 5,377 | - | 0.00% to 0.75% | 2.57% to 3.35% |
| 2004 | 482 | $7.77 to $10.74 | 4,257 | - | 0.00% to 0.75% | 14.43% to 15.36% |
| 2003 | 381 | $6.79 to $9.31 | 2,923 | - | 0.00% to 0.75% | 38.57% to 39.58% |
| 2002 | 277 | $4.90 to $6.67 | 1,478 | - | 0.00% to 0.75% | -49.38% to -48.85% |
| ING Global Resources Portfolio - Institutional Class | | | | | | |
| 2006 | 299 | $15.96 to $27.08 | 7,648 | 0.43% | 0.00% to 0.75% | 20.79% to 21.75% |
| 2005 | 162 | $19.31 to $22.42 | 3,423 | 0.88% | 0.00% to 0.75% | 37.04% to 38.03% |
| 2004 | 96 | $13.99 to $16.36 | 1,428 | 1.75% | 0.00% to 0.75% | 5.89% to 6.71% |
| 2003 | 4 | $13.11 to $15.45 | 61 | (b) | 0.00% to 0.75% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class | | | | | | |
| 2006 | 2,679 | $11.44 to $11.55 | 30,686 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class | | | | | | |
| 2006 | 2,362 | $13.06 to $14.70 | 34,149 | 0.07% | 0.00% to 0.75% | 16.12% to 16.95% |
| 2005 | 2,658 | $12.41 to $12.57 | 33,048 | - | 0.00% to 0.75% | 3.16% to 3.97% |
| 2004 | 1,842 | $12.03 to $12.09 | 22,159 | (c) | 0.00% to 0.75% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING JPMorgan Value Opportunities Portfolio - Institutional Class | | | | | | |
| 2006 | 954 | $12.77 to $12.93 | 12,251 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Julius Baer Foreign Portfolio - Institutional Class | | | | | | |
| 2006 | 903 | $15.21 to $15.40 | $ 13,805 | - | 0.00% to 0.75% | 28.68% to 29.63% |
| 2005 | 198 | $11.82 to $11.88 | 2,341 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Legg Mason Value Portfolio - Institutional Class | | | | | | |
| 2006 | 677 | $12.17 to $12.94 | 8,682 | - | 0.00% to 0.75% | 6.02% to 6.77% |
| 2005 | 179 | $11.97 to $12.12 | 2,157 | - | 0.00% to 0.75% | 5.37% to 6.13% |
| 2004 | 146 | $11.36 to $11.42 | 1,660 | (c) | 0.00% to 0.75% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING LifeStyle Aggressive Growth Portfolio - Institutional Class | | | | | | |
| 2006 | 269 | $14.39 to $14.47 | 3,892 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING LifeStyle Growth Portfolio - Institutional Class | | | | | | |
| 2006 | 618 | $13.75 to $13.82 | 8,512 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING LifeStyle Moderate Growth Portfolio - Institutional Class | | | | | | |
| 2006 | 226 | $13.10 to $13.17 | 2,963 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

**SECURITY LIFE OF DENVER INSURANCE COMPANY**
**SECURITY LIFE SEPARATE ACCOUNT L1**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING LifeStyle Moderate Portfolio - Institutional Class | | | | | | |
| 2006 | 28 | $12.62 to $12.69 | $ 352 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Limited Maturity Bond Portfolio - Service Class | | | | | | |
| 2006 | 2,210 | $10.38 to $13.99 | 25,152 | 6.59% | 0.00% to 0.75% | 3.08% to 3.86% |
| 2005 | 232 | $10.07 to $13.47 | 2,943 | 3.50% | 0.00% to 0.75% | 1.58% to 1.58% |
| 2004 | 103 | $13.26 | 1,365 | 7.76% | 0.00% | 1.38% |
| 2003 | 36 | $13.08 | 465 | 1.26% | 0.00% | 2.83% |
| 2002 | 26 | $12.72 | 329 | 0.23% | 0.00% | 7.25% |
| ING Liquid Assets Portfolio - Institutional Class | | | | | | |
| 2006 | 5,796 | $10.69 | 61,958 | 5.16% | 0.75% | 4.19% |
| 2005 | 6,059 | $10.26 | 62,163 | 3.32% | 0.75% | 2.19% |
| 2004 | 1,794 | $11.60 | 20,814 | (c) | 0.00% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Liquid Assets Portfolio - Service Class | | | | | | |
| 2006 | 2,050 | $10.71 to $12.48 | 25,544 | 4.25% | 0.00% | 4.70% |
| 2005 | 2,957 | $11.92 | 35,249 | 2.53% | 0.00% | 2.76% |
| 2004 | 5,783 | $10.04 | 58,056 | 1.79% | 0.75% | 0.00% |
| 2003 | 1,827 | $11.49 | 20,993 | 0.78% | 0.00% | 0.70% |
| 2002 | 1,780 | $11.41 | 20,314 | 1.47% | 0.00% | 1.42% |
| ING Lord Abbett Affiliated Portfolio - Institutional Class | | | | | | |
| 2006 | 17 | $17.50 to $17.99 | 305 | 0.57% | 0.00% to 0.75% | 17.06% to 17.89% |
| 2005 | 65 | $14.95 to $15.26 | 974 | 1.67% | 0.00% to 0.75% | 4.91% to 5.75% |
| 2004 | 66 | $14.25 to $14.43 | 942 | 1.27% | 0.00% to 0.75% | 9.45% to 10.24% |
| 2003 | 12 | $13.02 to $13.09 | 161 | (b) | 0.00% to 0.75% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |

100

**SECURITY LIFE OF DENVER INSURANCE COMPANY**
**SECURITY LIFE SEPARATE ACCOUNT L1**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING MarketPro Portfolio - Institutional Class | | | | | | |
| 2006 | 11 | $10.98 to $11.07 | $ 119 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING MarketStyle Growth Portfolio - Institutional Class | | | | | | |
| 2006 | 173 | $11.28 to $11.37 | 1,969 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING MarketStyle Moderate Growth Portfolio - Institutional Class | | | | | | |
| 2006 | 68 | $11.10 to $11.19 | 758 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING MarketStyle Moderate Portfolio - Institutional Class | | | | | | |
| 2006 | 19 | $11.02 | 206 | (e) | 0.00% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Marsico Growth Portfolio - Institutional Class | | | | | | |
| 2006 | 502 | $10.05 to $16.19 | 6,212 | - | 0.00% to 0.75% | 4.45% to 5.13% |
| 2005 | 379 | $9.56 to $15.50 | 4,748 | - | 0.00% to 0.75% | 8.32% to 9.13% |
| 2004 | 283 | $8.76 to $14.31 | 3,205 | - | 0.00% to 0.75% | 11.97% to 12.89% |
| 2003 | 182 | $7.76 to $12.78 | 1,870 | - | 0.00% to 0.75% | 32.88% |
| 2002 | 1 | $5.84 | 5 | - | 0.00% | -29.55% |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Marsico International Opportunities Portfolio - Institutional Class | | | | | | |
| 2006 | 1,089 | $15.37 to $15.56 | $ 16,842 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING MFS Total Return Portfolio - Institutional Class | | | | | | |
| 2006 | 416 | $14.60 to $16.68 | 6,425 | 2.59% | 0.00% to 0.75% | 11.45% to 12.17% |
| 2005 | 388 | $13.10 to $14.87 | 5,384 | 2.32% | 0.00% to 0.75% | 2.34% to 3.19% |
| 2004 | 223 | $12.80 to $14.41 | 3,023 | 2.53% | 0.00% to 0.75% | 10.63% to 11.45% |
| 2003 | 99 | $11.57 to $12.93 | 1,246 | 1.00% | 0.00% to 0.75% | 16.91% |
| 2002 | 14 | $11.06 | 151 | 3.30% | - | -5.06% |
| ING MFS Utilities Portfolio - Service Class | | | | | | |
| 2006 | 1,010 | $14.86 to $15.05 | 15,067 | 0.11% | 0.00% to 0.75% | 29.78% to 30.87% |
| 2005 | 986 | $11.45 to $11.50 | 11,302 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Oppenheimer Main Street Portfolio® - Institutional Class | | | | | | |
| 2006 | 63 | $11.37 to $12.73 | 754 | 0.95% | 0.00% to 0.75% | 14.38% to 15.31% |
| 2005 | 5 | $9.86 to $11.13 | 55 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Pioneer Fund Portfolio - Institutional Class | | | | | | |
| 2006 | 95 | $12.79 to $12.95 | 1,215 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Pioneer Mid Cap Value Portfolio - Institutional Class | | | | | | |
| 2006 | 1,451 | $12.27 to $12.42 | $ 17,861 | 0.25% | 0.00% to 0.75% | 11.95% to 12.70% |
| 2005 | 1,432 | $10.96 to $11.02 | 15,714 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Stock Index Portfolio - Institutional Class | | | | | | |
| 2006 | 16,860 | $13.09 to $13.35 | 221,375 | 1.54% | 0.00% to 0.75% | 14.72% to 15.48% |
| 2005 | 19,194 | $11.41 to $11.56 | 219,406 | - | 0.00% to 0.75% | 3.73% to 4.62% |
| 2004 | 20,039 | $11.00 to $11.05 | 220,550 | (c) | 0.00% to 0.75% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING T. Rowe Price Capital Appreciation Portfolio - Institutional Class | | | | | | |
| 2006 | 2,518 | $12.59 to $19.50 | 47,838 | 1.47% | 0.00% to 0.75% | 14.05% to 14.91% |
| 2005 | 2,311 | $16.37 to $16.97 | 38,330 | 1.54% | 0.00% to 0.75% | 7.20% to 8.02% |
| 2004 | 2,142 | $15.27 to $15.71 | 33,001 | 1.32% | 0.00% to 0.75% | 16.03% to 16.98% |
| 2003 | 1,686 | $13.16 to $13.43 | 22,308 | 0.73% | 0.00% to 0.75% | 24.39% to 25.28% |
| 2002 | 1,058 | $10.58 to $10.72 | 11,222 | 3.65% | 0.00% to 0.75% | -0.19% to 0.56% |
| ING T. Rowe Price Equity Income Portfolio - Institutional Class | | | | | | |
| 2006 | 1,047 | $12.68 to $17.77 | 18,204 | 1.52% | 0.00% to 0.75% | 18.55% to 19.37% |
| 2005 | 906 | $14.04 to $14.99 | 13,295 | 1.43% | 0.00% to 0.75% | 3.38% to 4.15% |
| 2004 | 735 | $13.48 to $14.50 | 10,480 | 1.45% | 0.00% to 0.75% | 14.17% to 15.12% |
| 2003 | 220 | $11.71 to $12.70 | 2,734 | 0.85% | 0.00% to 0.75% | 25.37% |
| 2002 | 11 | $9.34 | 99 | 4.45% | 0.00% | -13.20% |
| ING UBS U.S. Allocation Portfolio - Service Class | | | | | | |
| 2006 | 23 | $11.99 to $12.14 | 277 | 0.21% | 0.00% to 0.75% | 10.20% to 10.97% |
| 2005 | 1 | $10.88 to $10.94 | 16 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Van Kampen Equity Growth Portfolio - Institutional Class | | | | | | |
| 2006 | 344 | $12.67 to $12.93 | $ 4,389 | - | 0.00% to 0.75% | 3.51% to 4.36% |
| 2005 | 391 | $12.24 to $12.39 | 4,803 | 0.49% | 0.00% to 0.75% | 14.61% to 15.47% |
| 2004 | 440 | $10.68 to $10.73 | 4,704 | (c) | 0.00% to 0.75% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING Van Kampen Growth and Income Portfolio - Service Class | | | | | | |
| 2006 | 285 | $12.87 to $13.03 | 3,695 | 1.02% | 0.00% to 0.75% | 15.12% to 15.93% |
| 2005 | 92 | $11.18 to $11.24 | 1,028 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING VP Index Plus International Equity Portfolio - Service Class | | | | | | |
| 2006 | 3,507 | $12.88 to $12.98 | 45,205 | 1.93% | 0.00% to 0.75% | 24.08% |
| 2005 | 1 | $10.38 to $10.38 | 7 | (d) | 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Wells Fargo Small Cap Disciplined Portfolio - Service Class | | | | | | |
| 2006 | 1,837 | $10.49 to $10.60 | 19,303 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING American Century Large Company Value Portfolio - Initial Class | | | | | | |
| 2006 | 6 | $12.67 to $12.83 | 76 | 1.12% | 0.00% to 0.75% | 18.63% to 19.57% |
| 2005 | 3 | $10.68 to $10.73 | 33 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING American Century Small-Mid Cap Value Portfolio - Initial Class | | | | | | |
| 2006 | 53 | $13.11 to $13.28 | $ 699 | 0.02% | 0.00% to 0.75% | 14.90% to 15.78% |
| 2005 | 78 | $11.41 to $11.47 | 888 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Baron Small Cap Growth Portfolio - Initial Class | | | | | | |
| 2006 | 479 | $12.45 to $12.88 | 6,123 | - | 0.00% to 0.75% | 14.70% to 15.52% |
| 2005 | 210 | $11.09 to $11.15 | 2,330 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Columbia Small Cap Value II Portfolio - Initial Class | | | | | | |
| 2006 | 642 | $10.12 to $10.17 | 6,507 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Fundamental Research Portfolio - Initial Class | | | | | | |
| 2006 | 1 | $12.39 to $12.55 | 16 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING JPMorgan Mid Cap Value Portfolio - Initial Class | | | | | | |
| 2006 | 762 | $12.72 to $19.65 | 14,756 | 0.02% | 0.00% to 0.75% | 15.96% to 16.89% |
| 2005 | 608 | $16.48 to $16.81 | 10,114 | 0.62% | 0.00% to 0.75% | 7.92% to 8.66% |
| 2004 | 402 | $15.27 to $15.47 | 6,176 | 0.46% | 0.00% to 0.75% | 19.95% to 20.86% |
| 2003 | 89 | $12.73 to $12.80 | 1,139 | (b) | 0.00% to 0.75% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Legg Mason Partners Aggressive Growth Portfolio - Initial Class | | | | | | |
| 2006 | 15 | $16.83 to $17.31 | $ 256 | - | 0.00% to 0.75% | 9.43% to 10.33% |
| 2005 | 46 | $15.38 to $15.69 | 711 | - | 0.00% to 0.75% | 10.65% to 11.43% |
| 2004 | 16 | $13.90 to $14.08 | 226 | - | 0.00% to 0.75% | 8.85% to 9.74% |
| 2003 | 10 | $12.77 to $12.83 | 123 | (b) | 0.00% to 0.75% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING Lord Abbett U.S. Government Securities Portfolio - Initial Class | | | | | | |
| 2006 | 1,756 | $10.48 to $10.53 | 18,421 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Neuberger Berman Partners Portfolio - Initial Class | | | | | | |
| 2006 | 50 | $10.38 to $10.43 | 524 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Neuberger Berman Regency Portfolio - Initial Class | | | | | | |
| 2006 | 23 | $10.14 to $10.19 | 232 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| ING Oppenheimer Global Portfolio - Initial Class | | | | | | |
| 2006 | 377 | $14.09 to $14.27 | 5,343 | 0.07% | 0.00% to 0.75% | 17.12% to 18.03% |
| 2005 | 335 | $12.03 to $12.09 | 4,031 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Oppenheimer Strategic Income Portfolio - Service Class | | | | | | |
| 2006 | 579 | $10.89 to $11.10 | $ 6,319 | 0.11% | 0.00% to 0.75% | 7.40% to 8.24% |
| 2005 | 600 | $10.14 to $10.19 | 6,094 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING PIMCO Total Return Portfolio - Initial Class | | | | | | |
| 2006 | 1,608 | $10.77 to $11.45 | 18,083 | 2.17% | 0.00% to 0.75% | 3.44% to 4.19% |
| 2005 | 903 | $10.77 to $10.99 | 9,777 | 2.18% | 0.00% to 0.75% | 1.60% to 2.42% |
| 2004 | 588 | $10.60 to $10.73 | 6,250 | - | 0.00% to 0.75% | 3.82% to 4.58% |
| 2003 | 576 | $10.21 to $10.26 | 5,884 | (b) | 0.00% to 0.75% | (b) |
| 2002 | (b) | (b) | (b) | (b) | (b) | (b) |
| ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class | | | | | | |
| 2006 | 3,405 | $12.72 to $12.88 | 43,418 | - | 0.00% to 0.75% | 8.35% to 9.15% |
| 2005 | 3,899 | $11.74 to $11.80 | 45,813 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING UBS U.S. Large Cap Equity Portfolio - Initial Class | | | | | | |
| 2006 | 495 | $12.83 to $12.99 | 6,389 | 0.52% | 0.00% to 0.75% | 13.64% to 14.45% |
| 2005 | 6 | $11.29 to $11.35 | 72 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING Van Kampen Comstock Portfolio - Initial Class | | | | | | |
| 2006 | 803 | $12.41 to $15.38 | 12,130 | 1.10% | 0.00% to 0.75% | 15.38% to 16.25% |
| 2005 | 762 | $12.87 to $13.23 | 9,919 | 0.67% | 0.00% to 0.75% | 2.96% to 3.68% |
| 2004 | 653 | $12.50 to $12.76 | 8,237 | - | 0.00% to 0.75% | 15.96% to 16.96% |
| 2003 | 372 | $10.78 to $10.91 | 4,034 | 3.47% | 0.00% to 0.75% | 28.95% to 29.88% |
| 2002 | 151 | $8.36 to $8.40 | 1,265 | (a) | 0.00% to 0.75% | (a) |

**SECURITY LIFE OF DENVER INSURANCE COMPANY**
**SECURITY LIFE SEPARATE ACCOUNT L1**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING Van Kampen Equity and Income Portfolio - Initial Class | | | | | | |
| 2006 | 195 | $12.36 to $13.46 | $ 2,601 | 2.54% | 0.00% to 0.75% | 11.79% to 12.64% |
| 2005 | 97 | $11.62 to $11.95 | 1,152 | 0.09% | 0.00% to 0.75% | 7.29% to 8.05% |
| 2004 | 80 | $10.83 to $11.06 | 877 | 0.78% | 0.00% to 0.75% | 9.95% to 10.93% |
| 2003 | 14 | $9.85 to $9.97 | 143 | - | 0.00% to 0.75% | 26.44% to 27.33% |
| 2002 | 2 | $7.79 to $7.83 | 15 | (a) | 0.00% to 0.75% | (a) |
| ING VP Strategic Allocation Conservative Portfolio - Class I | | | | | | |
| 2006 | 16 | $11.62 to $11.81 | 181 | 3.36% | 0.00% to 0.75% | 7.59% to 8.35% |
| 2005 | 12 | $10.80 to $10.90 | 132 | 2.14% | 0.00% to 0.75% | 3.05% to 3.81% |
| 2004 | 5 | $10.48 to $10.50 | 52 | (c) | 0.00% to 0.75% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING VP Strategic Allocation Growth Portfolio - Class I | | | | | | |
| 2006 | 152 | $13.00 to $13.22 | 1,994 | 2.32% | 0.00% to 0.75% | 12.36% to 13.18% |
| 2005 | 354 | $11.57 to $11.68 | 4,128 | 0.86% | 0.00% to 0.75% | 5.37% to 6.18% |
| 2004 | 4 | $10.98 to $11.00 | 42 | (c) | 0.00% to 0.75% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING VP Strategic Allocation Moderate Portfolio - Class I | | | | | | |
| 2006 | 292 | $12.32 to $12.53 | 3,645 | 2.14% | 0.00% to 0.75% | 10.30% to 11.18% |
| 2005 | 394 | $11.17 to $11.27 | 4,436 | 0.52% | 0.00% to 0.75% | 3.91% to 4.64% |
| 2004 | 3 | $10.75 to $10.77 | 31 | (c) | 0.00% to 0.75% | (c) |
| 2003 | (c) | (c) | (c) | (c) | (c) | (c) |
| 2002 | (c) | (c) | (c) | (c) | (c) | (c) |
| ING VP Index Plus LargeCap Portfolio - Class I | | | | | | |
| 2006 | 1,022 | $12.99 to $13.46 | 13,429 | 0.60% | 0.00% to 0.75% | 13.75% to 14.55% |
| 2005 | 429 | $11.42 to $11.75 | 4,953 | 1.23% | 0.00% to 0.75% | 4.58% to 5.38% |
| 2004 | 491 | $10.92 to $11.15 | 5,418 | 1.00% | 0.00% to 0.75% | 9.75% to 10.62% |
| 2003 | 422 | $9.95 to $10.08 | 4,224 | 1.39% | 0.00% to 0.75% | 25.16% to 26.16% |
| 2002 | 49 | $7.95 to $7.99 | 389 | (a) | 0.00% to 0.75% | (a) |

**SECURITY LIFE OF DENVER INSURANCE COMPANY**
**SECURITY LIFE SEPARATE ACCOUNT L1**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| ING VP Index Plus MidCap Portfolio - Class I | | | | | | |
| 2006 | 947 | $12.44 to $15.61 | $ 14,470 | 0.47% | 0.00% to 0.75% | 8.65% to 9.47% |
| 2005 | 1,326 | $13.87 to $14.26 | 18,684 | 0.46% | 0.00% to 0.75% | 10.34% to 11.15% |
| 2004 | 1,067 | $12.57 to $12.83 | 13,569 | 0.44% | 0.00% to 0.75% | 15.64% to 16.53% |
| 2003 | 712 | $10.87 to $11.01 | 7,802 | 0.40% | 0.00% to 0.75% | 31.44% to 32.49% |
| 2002 | 385 | $8.27 to $8.31 | 3,193 | (a) | 0.00% to 0.75% | (a) |
| ING VP Index Plus SmallCap Portfolio - Class I | | | | | | |
| 2006 | 888 | $12.68 to $16.75 | 14,562 | 0.29% | 0.00% to 0.75% | 12.93% to 13.87% |
| 2005 | 734 | $14.31 to $14.71 | 10,591 | 0.32% | 0.00% to 0.75% | 6.87% to 7.61% |
| 2004 | 485 | $13.39 to $13.67 | 6,535 | 0.13% | 0.00% to 0.75% | 21.18% to 22.05% |
| 2003 | 261 | $11.05 to $11.20 | 2,906 | 0.17% | 0.00% to 0.75% | 35.09% to 36.09% |
| 2002 | 77 | $8.18 to $8.23 | 630 | (a) | 0.00% to 0.75% | (a) |
| ING VP Value Opportunity Portfolio - Class I | | | | | | |
| 2006 | 174 | $11.43 to $11.53 | 1,994 | 1.40% | 0.00% to 0.75% | 15.11% to 16.00% |
| 2005 | 192 | $9.93 to $9.94 | 1,911 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING VP High Yield Bond Portfolio - Class I | | | | | | |
| 2006 | 2,456 | $11.25 to $11.39 | 27,692 | 7.25% | 0.00% to 0.75% | 9.01% to 9.73% |
| 2005 | 1,429 | $10.32 to $10.38 | 14,762 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| ING VP MidCap Opportunities Portfolio - Class I | | | | | | |
| 2006 | 208 | $11.83 to $12.35 | 2,526 | - | 0.00% to 0.75% | 7.06% to 7.86% |
| 2005 | 240 | $11.05 to $11.45 | 2,709 | - | 0.00% to 0.75% | 9.51% to 10.31% |
| 2004 | 242 | $10.09 to $10.38 | 2,482 | - | 0.00% to 0.75% | 10.64% to 11.49% |
| 2003 | 152 | $9.12 to $9.31 | 1,404 | - | 0.00% to 0.75% | 35.71% to 36.71% |
| 2002 | 128 | $6.72 to $6.81 | 868 | - | 0.00% to 0.75% | -26.80% to -25.82% |

109

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **ING VP Real Estate Portfolio - Class S** | | | | | | |
| 2006 | 1,387 | $15.63 to $15.83 | $ 21,779 | 2.32% | 0.00% to 0.75% | 34.86% to 35.88% |
| 2005 | 1,218 | $11.59 to $11.65 | 14,140 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| **ING VP SmallCap Opportunities Portfolio - Class I** | | | | | | |
| 2006 | 386 | $9.87 to $13.16 | 3,881 | - | 0.00% to 0.75% | 11.78% to 12.57% |
| 2005 | 405 | $8.83 to $9.15 | 3,627 | - | 0.00% to 0.75% | 8.21% to 9.06% |
| 2004 | 447 | $8.16 to $8.39 | 3,678 | - | 0.00% to 0.75% | 9.38% to 10.10% |
| 2003 | 365 | $7.46 to $7.62 | 2,743 | - | 0.00% to 0.75% | 37.64% to 38.80% |
| 2002 | 238 | $5.42 to $5.49 | 1,297 | - | 0.00% to 0.75% | -44.07% to -43.63% |
| **ING VP Balanced Portfolio - Class I** | | | | | | |
| 2006 | 1,827 | $10.55 to $10.61 | 19,280 | (e) | 0.00% to 0.75% | (e) |
| 2005 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2004 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2003 | (e) | (e) | (e) | (e) | (e) | (e) |
| 2002 | (e) | (e) | (e) | (e) | (e) | (e) |
| **ING VP Intermediate Bond Portfolio - Class I** | | | | | | |
| 2006 | 1,552 | $10.79 to $12.97 | 19,808 | 4.33% | 0.00% to 0.75% | 3.30% to 4.01% |
| 2005 | 1,317 | $12.12 to $12.47 | 16,251 | 4.84% | 0.00% to 0.75% | 2.36% to 3.14% |
| 2004 | 727 | $11.84 to $12.09 | 8,705 | 8.27% | 0.00% to 0.75% | 4.04% to 4.95% |
| 2003 | 505 | $11.38 to $11.52 | 5,775 | 1.88% | 0.00% to 0.75% | 5.57% to 6.27% |
| 2002 | 235 | $10.78 to $10.84 | 2,539 | (a) | 0.00% to 0.75% | (a) |
| **Brandes International Equity Fund** | | | | | | |
| 2006 | 1,019 | $19.83 to $20.70 | 20,249 | 1.45% | 0.00% to 0.75% | 25.82% to 26.76% |
| 2005 | 944 | $15.76 to $16.33 | 14,898 | 1.52% | 0.00% to 0.75% | 9.75% to 10.56% |
| 2004 | 806 | $14.36 to $14.77 | 11,581 | 1.20% | 0.00% to 0.75% | 23.05% to 24.01% |
| 2003 | 713 | $11.67 to $11.91 | 8,330 | 1.05% | 0.00% to 0.75% | 46.42% to 47.40% |
| 2002 | 722 | $7.97 to $8.08 | 5,757 | 6.53% | 0.00% to 0.75% | -15.93% to -15.30% |

**SECURITY LIFE OF DENVER INSURANCE COMPANY**
**SECURITY LIFE SEPARATE ACCOUNT L1**
**Notes to Financial Statements**

| | Units (000's) | Unit Fair Value (lowest to highest) | Net Assets (000's) | Investment Income Ratio[A] | Expense Ratio[B] (lowest to highest) | Total Return[C] (lowest to highest) |
|---|---|---|---|---|---|---|
| **Business Opportunity Value Fund** | | | | | | |
| 2006 | 216 | $14.38 to $14.90 | $ 3,118 | 0.49% | 0.00% to 0.75% | 13.05% to 13.91% |
| 2005 | 228 | $12.72 to $13.08 | 2,907 | 0.73% | 0.00% to 0.75% | 6.98% to 7.74% |
| 2004 | 163 | $11.89 to $12.14 | 1,943 | 0.66% | 0.00% to 0.75% | 21.70% to 22.63% |
| 2003 | 113 | $9.77 to $9.90 | 1,103 | 1.07% | 0.00% to 0.75% | 28.72% to 29.58% |
| 2002 | 26 | $7.59 to $7.64 | 200 | (a) | 0.00% to 0.75% | (a) |
| **Frontier Capital Appreciation Fund** | | | | | | |
| 2006 | 574 | $17.25 to $18.01 | 9,924 | - | 0.00% to 0.75% | 15.46% to 16.34% |
| 2005 | 509 | $14.94 to $15.48 | 7,615 | - | 0.00% to 0.75% | 14.13% to 14.92% |
| 2004 | 521 | $13.09 to $13.47 | 6,826 | - | 0.00% to 0.75% | 8.54% to 9.33% |
| 2003 | 491 | $12.06 to $12.32 | 5,926 | - | 0.00% to 0.75% | 54.62% to 55.95% |
| 2002 | 435 | $7.80 to $7.90 | 3,390 | - | 0.00% to 0.75% | -25.79% to -25.26% |
| **Turner Core Growth Fund** | | | | | | |
| 2006 | 289 | $12.43 to $12.98 | 3,615 | 0.63% | 0.00% to 0.75% | 7.71% to 8.53% |
| 2005 | 268 | $11.54 to $11.96 | 3,106 | 0.43% | 0.00% to 0.75% | 13.03% to 13.90% |
| 2004 | 259 | $10.21 to $10.50 | 2,652 | 0.29% | 0.00% to 0.75% | 10.38% to 11.23% |
| 2003 | 166 | $9.25 to $9.44 | 1,538 | 0.28% | 0.00% to 0.75% | 33.67% to 34.47% |
| 2002 | 89 | $6.92 to $7.02 | 619 | 0.28% | 0.00% to 0.75% | -27.08% to -26.49% |
| **Neuberger Berman AMT Socially Responsive Portfolio® - Class I** | | | | | | |
| 2006 | 7 | $12.84 to $13.01 | 89 | 0.13% | 0.00% to 0.75% | 12.83% to 13.72% |
| 2005 | 4 | $11.38 to $11.44 | 47 | (d) | 0.00% to 0.75% | (d) |
| 2004 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2003 | (d) | (d) | (d) | (d) | (d) | (d) |
| 2002 | (d) | (d) | (d) | (d) | (d) | (d) |
| **Van Eck Worldwide Hard Assets Fund** | | | | | | |
| 2006 | 417 | $29.42 to $30.40 | 12,593 | 0.08% | 0.00% to 0.75% | 23.58% to 24.50% |
| 2005 | 566 | $23.63 to $24.60 | 13,798 | 0.29% | 0.00% to 0.75% | 50.55% to 51.67% |
| 2004 | 514 | $15.58 to $16.34 | 8,359 | 0.39% | 0.00% to 0.75% | 23.04% to 23.95% |
| 2003 | 545 | $12.57 to $13.28 | 7,224 | 0.34% | 0.00% to 0.75% | 44.03% to 45.15% |
| 2002 | 233 | $8.66 to $9.22 | 2,148 | 0.62% | 0.00% to 0.75% | -3.66% to -2.81% |

111

(a)  As investment Division was not available until 2002, this data is not meaningful and is therefore not presented.
(b)  As investment Division was not available until 2003, this data is not meaningful and is therefore not presented.
(c)  As investment Division was not available until 2004, this data is not meaningful and is therefore not presented.
(d)  As investment Division was not available until 2005, this data is not meaningful and is therefore not presented.
(e)  As investment Division was not available until 2006, this data is not meaningful and is therefore not presented.

**A**  The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

**B**  The Expense Ratio considers only the expenses borne directly by the Account and  is equal to the mortality and expense charge, as defined in Note 3.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**C**  Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities.   Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

**FINANCIAL STATEMENTS — STATUTORY BASIS**
**Security Life of Denver Insurance Company**
*Years ended December 31, 2006 and 2005*
*with Report of Independent Registered Public Accounting Firm*

**SECURITY LIFE OF DENVER INSURANCE COMPANY**
**Financial Statements – Statutory Basis**
**Years ended December 31, 2006 and 2005**

# Contents

<p style="text-align: center;">Report of Independent Registered Public Accounting Firm</p>

Board of Directors and Stockholder
Security Life of Denver Insurance Company

We have audited the accompanying statutory basis balance sheets of Security Life of Denver Insurance Company (the "Company," a wholly owned direct subsidiary of ING America Insurance Holdings, Inc.), as of December 31, 2006 and 2005, and the related statutory basis statements of operations, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Division of Insurance of the Department of Regulatory Agencies of the State of Colorado ("Colorado Division of Insurance"), which practices differ from United States generally accepted accounting principles. The variances between such practices and United States generally accepted accounting principles and the effects on the accompanying financial statements are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with United States generally accepted accounting principles, the financial position of Security Life of Denver Insurance Company at December 31, 2006 and 2005, or the results of its operations or its cash flows for the years then ended.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Security Life of Denver Insurance Company at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended, in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 30, 2007

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## Balance Sheets - Statutory Basis

|  | December 31 | | |
|---|---|---|---|
|  | 2006 | | 2005 |
|  | *(In Thousands)* | | |
| **Admitted assets** | | | |
| Cash and invested assets: | | | |
| Bonds | $ | 17,240,297 | $ 16,525,988 |
| Preferred stocks | | 107,043 | 26,188 |
| Common stocks | | 132,689 | 79,311 |
| Subsidiaries | | 96,090 | 91,120 |
| Mortgage loans | | 2,463,432 | 2,972,342 |
| Contract loans | | 1,263,422 | 1,204,181 |
| Other invested assets | | 321,017 | 143,060 |
| Cash and short-term investments | | 273,362 | 509,301 |
| Total cash and invested assets | | 21,897,352 | 21,551,491 |
| | | | |
| Deferred and uncollected premiums, less loading (2006-$1,729; 2005-$1,824) | | (25,773) | 37,826 |
| Accrued investment income | | 184,726 | 233,489 |
| Reinsurance balances recoverable | | 76,797 | 60,004 |
| Indebtedness from related parties | | 31,097 | 7,149 |
| Net deferred tax asset | | 57,722 | 60,607 |
| Separate account assets | | 1,515,627 | 1,837,339 |
| Other assets | | 24,281 | 26,635 |
| Total admitted assets | $ | 23,761,829 | $ 23,814,540 |

*The accompanying notes are an integral part of these financial statements.*

## SECURITY LIFE OF DENVER INSURANCE COMPANY
## Balance Sheets - Statutory Basis

|  | December 31 | | |
|---|---|---|---|
|  | **2006** | | **2005** |
|  | *(In Thousands, except share amounts)* | | |
| **Liabilities and capital and surplus** | | | |
| Liabilities: | | | |
| Policy and contract liabilities: | | | |
| Life and annuity reserves | $ | 11,961,260 | $ 13,024,195 |
| Deposit type contracts | | 7,040,385 | 5,615,759 |
| Other policy and contract liabilities | | 16,738 | 6,990 |
| Total policy and contract liabilities | | 19,018,383 | 18,646,944 |
| | | | |
| Interest maintenance reserve | | 68,201 | 95,331 |
| Accounts payable and accrued expenses | | 63,392 | 122,801 |
| Reinsurance balances | | 389,221 | 671,059 |
| Current federal income taxes payable (including ($20,344) and ($6,709) | | | |
| on realized capital losses at December 31, 2006 and 2005, respectively) | | 43,972 | 10,094 |
| Indebtedness to related parties | | 53,847 | 21,708 |
| Asset valuation reserve | | 146,357 | 152,204 |
| Borrowed money | | 791,398 | 721,409 |
| Net transfers to separate accounts | | (85,770) | (82,053) |
| Other liabilities | | 161,857 | 93,539 |
| Separate account liabilities | | 1,515,627 | 1,831,642 |
| Total liabilities | | 22,166,485 | 22,284,678 |
| | | | |
| Capital and surplus: | | | |
| Common stock: authorized 149 shares of $20,000 par value; | | | |
| 144 issued and outstanding | | 2,880 | 2,880 |
| Surplus notes | | 165,032 | 165,032 |
| Paid-in and contributed surplus | | 1,237,778 | 1,237,778 |
| Unassigned surplus | | 189,654 | 124,172 |
| Total capital and surplus | | 1,595,344 | 1,529,862 |
| Total liabilities and capital and surplus | $ | 23,761,829 | $ 23,814,540 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## Statements of Operations – Statutory Basis

| | | Year ended December 31 | | |
|---|---|---|---|---|
| | | 2006 | | 2005 |
| | | *(In Thousands)* | | |
| Premiums and other revenues: | | | | |
| Life, annuity, and accident and health premiums | $ | 658,072 | $ | 3,548,992 |
| Net investment income | | 1,166,735 | | 1,022,338 |
| Amortization of interest maintenance reserve | | (13,906) | | (12,732) |
| Commissions, expense allowances and reserve adjustments | | | | |
| on reinsurance ceded | | 62,524 | | 296,839 |
| Other revenues | | 90,827 | | 83,488 |
| Total premiums and other revenues | | 1,964,252 | | 4,938,925 |
| | | | | |
| Benefits paid or provided: | | | | |
| Death benefits | | 123,174 | | 110,562 |
| Annuity benefits | | 77,057 | | 69,878 |
| Surrender benefits and withdrawals | | 1,669,487 | | 972,390 |
| Interest on policy or contract funds | | 455,851 | | 210,745 |
| Other benefits | | 6,728 | | (5,582) |
| (Decrease) increase in life, annuity, and accident and health reserves | | (1,063,635) | | 2,842,329 |
| Net transfers to separate accounts | | 66,823 | | 65,804 |
| Total benefits paid or provided | | 1,335,485 | | 4,266,126 |
| | | | | |
| Insurance expenses and other deductions: | | | | |
| Commissions | | 298,083 | | 244,190 |
| General expenses | | 110,599 | | 98,030 |
| Insurance taxes, licenses and fees | | 19,919 | | 27,005 |
| Other deductions | | 36,052 | | 10,259 |
| Total insurance expenses and other deductions | | 464,653 | | 379,484 |
| | | | | |
| Gain from operations before policyholder dividends, | | | | |
| federal income taxes and net realized capital gains | | 164,114 | | 293,315 |
| Dividends to policyholders | | 4,060 | | 4,997 |
| Gain from operations before federal income taxes and | | | | |
| net realized capital gains | | 160,054 | | 288,318 |
| | | | | |
| Federal income tax expense | | 29,952 | | 165,325 |
| Gain from operations before net realized capital gains | | 130,102 | | 122,993 |
| Net realized capital gains | | 5,341 | | 16,435 |
| Net income | $ | 135,443 | $ | 139,428 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## Statements of Changes in Capital and Surplus—Statutory Basis

| | Year ended December 31 | |
| --- | ---: | ---: |
| | **2006** | **2005** |
| | *(In Thousands)* | |
| **Common stock:** | | |
| Balance at beginning and end of year | $ 2,880 | $ 2,880 |
| | | |
| **Surplus notes:** | | |
| Balance at beginning and end of year | 165,032 | 165,032 |
| | | |
| **Paid-in and contributed surplus:** | | |
| Balance at beginning of year | 1,237,778 | 934,778 |
| Capital contributions | - | 303,000 |
| Balance at end of year | 1,237,778 | 1,237,778 |
| | | |
| **Unassigned surplus (deficit):** | | |
| Balance at beginning of year | 124,172 | (32,944) |
| Net income | 135,443 | 139,428 |
| Change in net unrealized capital gains or losses | 13,826 | 10,882 |
| Change in nonadmitted assets | 47,657 | (59,741) |
| Change in liability for reinsurance in unauthorized companies | (773) | 598 |
| Change in asset valuation reserve | 5,847 | (11,932) |
| Change in net deferred income tax | (44,150) | 43,661 |
| Change in surplus as a result of reinsurance | 33,562 | 106,961 |
| Dividends to stockholder | (115,000) | - |
| Amortization of deferred gain on reinsurance transaction | (10,075) | (73,020) |
| Change in additional minimum pension liability | (855) | 279 |
| Balance at end of year | 189,654 | 124,172 |
| Total capital and surplus | $ 1,595,344 | $ 1,529,862 |

*The accompanying notes are an integral part of these financial statements.*

# SECURITY LIFE OF DENVER INSURANCE COMPANY
## Statements of Cash Flows—Statutory Basis

| | Year ended December 31 | |
| --- | ---: | ---: |
| | **2006** | **2005** |
| | *(In Thousands)* | |
| **Operations** | | |
| Premiums, policy proceeds, and other | | |
| considerations received, net of reinsurance paid | $ 693,428 | $ 3,306,366 |
| Net investment income received | 1,270,640 | 1,093,462 |
| Commissions and expenses paid | (364,176) | (522,189) |
| Benefits paid | (2,296,427) | (1,462,450) |
| Net transfers to separate accounts | (68,654) | (68,885) |
| Dividends paid to policyholders | (4,106) | (5,071) |
| Federal income taxes received (paid) | 26,110 | (98,240) |
| Miscellaneous income | 329,884 | 778,443 |
| Net cash (used in) provided by operations | (413,301) | 3,021,436 |
| **Investment activities** | | |
| Proceeds from sales, maturities, or repayments of investments: | | |
| Bonds | 8,766,315 | 10,211,616 |
| Stocks | 15,577 | 315 |
| Mortgage loans | 682,059 | 730,953 |
| Real estate | 249 | 36,482 |
| Other invested assets | 9,366 | 17,813 |
| Net loss on cash and short term investments | (10,922) | (35,258) |
| Miscellaneous proceeds | 68,032 | 12,088 |
| Total investment proceeds | 9,530,676 | 10,974,009 |
| Cost of investments acquired: | | |
| Bonds | 9,691,158 | 13,699,458 |
| Stocks | 54,394 | 9,458 |
| Mortgage loans | 174,736 | 420,908 |
| Real estate | - | 868 |
| Other invested assets | 150,704 | 59,280 |
| Miscellaneous applications | 26,832 | 7,214 |
| Total cost of investments acquired | 10,097,824 | 14,197,186 |
| Net increase in contract loans | (59,241) | (48,543) |
| Net cash used in investment activities | (626,389) | (3,271,720) |
| **Financing and miscellaneous activities** | | |
| Other cash provided (applied): | | |
| Capital and surplus paid-in | - | 303,000 |
| Borrowed money | 68,208 | 166,948 |
| Net deposits (withdrawals) on deposit-type contracts | 1,424,625 | (720,971) |
| Dividends paid to stockholders | (115,000) | - |
| Change in cash due to reinsurance | (501,696) | 77,549 |
| Other cash (applied) provided | (72,386) | 91,030 |
| Net cash provided by (used in) financing and miscellaneous activities | 803,751 | (82,444) |
| Net decrease in cash and short-term investments | (235,939) | (332,728) |
| Cash and short-term investments | | |
| Beginning of year | 509,301 | 842,029 |
| End of year | $ 273,362 | $ 509,301 |

*The accompanying notes are an integral part of these financial statements.*

(Dollar amounts in millions, unless otherwise stated)

1.      **Nature of Operations and Significant Accounting Policies**

Security Life of Denver Insurance Company (the "Company") is domiciled in Colorado and is a wholly owned subsidiary of ING America Insurance Holdings, Inc. ("ING AIH").  ING AIH's ultimate parent is ING Groep, N.V. ("ING"), a global financial services company based in The Netherlands.  The Company focuses on two markets: the advanced market and the investment products market.   The life insurance products offered for the advanced market include wealth transfer and estate planning, executive benefits, charitable giving and corporate-owned life insurance.  These products include traditional life, interest-sensitive life, universal life, and variable life.  Operations are conducted almost entirely on the general agency basis and the Company is presently licensed in all states (approved for reinsurance only in New York), the District of Columbia, Puerto Rico, Guam, and the U.S. Virgin Islands.  In the investment products market, the Company offers guaranteed investment contracts, funding agreements, and trust notes to institutional buyers.

*Basis of Presentation*

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Colorado Division of Insurance, which practices differ from accounting principles generally accepted in the United States ("GAAP").  The most significant variances from GAAP are as follows:

*Investments*: Investments in bonds and mandatorily redeemable preferred stocks are reported at amortized cost or market value based on the National Association of Insurance Commissioners ("NAIC") rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale.  Held-to-maturity investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized capital gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income in stockholder's equity for those designated as available-for-sale.

The Company invests in structured securities including mortgage backed securities/ collateralized mortgage obligations, asset backed securities, collateralized debt obligations, and commercial mortgage-backed securities. For these structured securities, management compares the undiscounted cash flows to the carrying value. An other than temporary impairment is considered to have occurred when the undiscounted cash flows are less than the carrying value.

(Dollar amounts in millions, unless otherwise stated)

For structured securities, when a negative yield results from a revaluation based on new prepayment assumptions (i.e., undiscounted cash flows are less than current book value), an other than temporary impairment is considered to have occurred and the asset is written down to the value of the undiscounted cash flows. For GAAP, assets are re-evaluated based on the discounted cash flows using a current market rate.  Impairments are recognized when there has been an adverse change in cash flows and the fair value is less than book value.  The asset is then written down to fair value.  When a decline in fair value is determined to be other than temporary, the individual security is written down to fair value and the loss is accounted for as a realized loss.

Investments in real estate are reported net of related obligations rather than on a gross basis.  Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company's occupancy of those properties.   Changes between depreciated cost and admitted asset investment amounts are credited or charged directly to unassigned surplus rather than income as would be required under GAAP.

Statement of Statutory Accounting Principles ("SSAP") No. 31, *Derivative Instruments* applies to derivative transactions entered into prior to January 1, 2003.  The Company also follows the hedge accounting guidance in SSAP No. 86, *Accounting for Derivative Instruments and Hedging Activities* for derivative transactions entered into or modified on or after January 1, 2003.  Under this guidance, derivatives that are deemed effective hedges are accounted for in a manner which is consistent with the underlying hedged item.  Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with the change in value recorded in surplus as unrealized gains or losses.  Embedded derivatives are not accounted for separately from the host contract.  Under GAAP, the effective and ineffective portions of a single hedge are accounted for separately.  An embedded derivative within a contract that is not clearly and closely related to the economic characteristics and risk of the host contract is accounted for separately from the host contract and valued and reported at fair value, and the change in fair value for cash flow hedges is credited or charged directly to a separate component of shareholder's equity rather than to income as required for fair value hedges.

*Valuation Reserves*: The asset valuation reserve ("AVR") is determined by an NAIC-prescribed formula and is reported as a liability rather than as a valuation allowance or an appropriation of surplus.  The change in AVR is reported directly to unassigned surplus.

Under a formula prescribed by the NAIC, the Company defers the portion of realized gains and losses on sales of fixed-income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates, and amortizes those deferrals over the remaining period to maturity based on groupings of individual securities sold in five-year bands.  The net deferral or interest maintenance reserve ("IMR") is reported as a component of other liabilities in the accompanying Balance Sheets.

(Dollar amounts in millions, unless otherwise stated)

Realized gains and losses on investments are reported in the Statements of Operations net of federal income tax and transfers to the IMR.  Under GAAP, realized capital gains and losses are reported in the Statements of Operations on a pretax basis in the period that the asset giving rise to the gain or loss is sold.  Realized losses due to impairment are recorded when there has been a decline in value deemed to be other than temporary, in which case the provision for such declines is charged to income.

Valuation allowances, if necessary, are established for mortgage loans based on the difference between the net value of the collateral, determined as the fair value of the collateral less estimated costs to obtain and sell, and the recorded investment in the mortgage loan.  Under GAAP, such allowances are based on the present value of expected future cash flows discounted at the loan's effective interest rate or, if foreclosure is probable, on the estimated fair value of the collateral.

The initial valuation allowance and subsequent changes in the allowance for mortgage loans as a result of a temporary impairment are charged or credited directly to unassigned surplus.  Under GAAP, such allowances are included as a component of earnings.

*Policy Acquisition Costs*: The costs of acquiring and renewing business are expensed when incurred.  Under GAAP, acquisition costs related to traditional life insurance, to the extent recoverable from future policy revenues, are deferred and amortized over the premium–paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves.  For universal life insurance and investment products, to the extent recoverable from future gross profits, acquisition costs are amortized generally in proportion to the present value of expected gross margins from surrender charges and investment, mortality, and expense margins.

*Premiums*: Life premiums are recognized as revenue when due.   Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due.  Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Under GAAP, premiums for traditional life insurance products, which include those products with fixed and guaranteed premiums and benefits and consist primarily of whole life insurance policies, are recognized as revenue when due. Group insurance premiums are recognized as premium revenue over the time period to which the premiums relate. Revenues for universal life, annuities and guaranteed interest contracts consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed during the period.

*Benefit and Contract Reserves*: Life policy and contract reserves under statutory accounting practices are calculated based upon both the net level premium and Commissioners' Reserve Valuation methods using statutory rates for mortality and

(Dollar amounts in millions, unless otherwise stated)

interest.  GAAP requires that policy reserves for traditional products be based upon the net level premium method utilizing reasonably conservative estimates of mortality, interest, and withdrawals prevailing when the policies were sold.  For interest-sensitive products, the GAAP policy reserve is equal to the policy fund balance plus an unearned revenue reserve which reflects the unamortized balance of early year policy loads over renewal year policy loads.

*Reinsurance*: For business ceded to unauthorized reinsurers, statutory accounting practices require that reinsurance credits permitted by the treaty be recorded as an offsetting liability and charged against unassigned surplus.  Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.  Statutory income recognized on certain reinsurance treaties representing financing arrangements is not recognized on a GAAP basis.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when received rather than being deferred and amortized with deferred policy acquisition costs as required under GAAP.

Gains and losses generated in certain reinsurance transactions are deferred and amortized over the remaining life the business for GAAP purposes.  For statutory, such amounts are recognized immediately in income, with gains reported as a separate component of surplus.

*Subsidiaries*: The accounts and operations of the Company's subsidiaries are not consolidated.  Certain affiliated investments for which audited GAAP statements are not available or expected to be available are non-admitted.  Under GAAP, the accounts and operations of the Company's subsidiaries are consolidated.  All affiliated investments are included in the Consolidated Balance Sheets.

*Nonadmitted Assets*: Certain assets designated as "nonadmitted," principally deferred federal income tax assets, disallowed interest maintenance reserves, non–operating software, past–due agents' balances, furniture and equipment, intangible assets, and other assets not specifically identified as an admitted asset within the NAIC *Accounting Practices and Procedures Manual,* are excluded from the accompanying Balance Sheets and are charged directly to unassigned surplus.  Under GAAP, such assets are included in the Balance Sheets.

*Employee Benefits*: For purposes of calculating the Company's postretirement benefit obligation, only vested participants and current retirees are included in the valuation.  Under GAAP, active participants not currently vested are also included.

(Dollar amounts in millions, unless otherwise stated)

*Universal Life and Annuity Polici*es: Revenues for universal life and annuity policies consist of the entire premium received and benefits incurred represent the total of death benefits paid and the change in policy reserves. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

*Policyholder Dividends*: Policyholder dividends are recognized when declared. Under GAAP, dividends are recognized over the term of the related policies.

*Deferred Income Taxes*: Deferred tax assets are provided for and admitted to an amount determined under a standard formula. This formula considers the amount of differences that will reverse in the subsequent year, taxes paid in prior years that could be recovered through carrybacks, surplus limits, and the amount of deferred tax liabilities available for offset. Any deferred tax assets not covered under the formula are non-admitted. Deferred taxes do not include any amounts for state taxes. Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets that are expected to be realized in future years and a valuation allowance is established for the portion that is not realizable.

*Surplus Notes*: Surplus notes are reported as a component of surplus. Under statutory accounting practices, no interest is recorded on the surplus notes until payment has been approved by the Colorado Division of Insurance. Under GAAP, surplus notes are reported as liabilities and the related interest is reported as a charge to earnings over the term of the notes.

*Statements of Cash Flows*: Cash and short–term investments in the Statements of Cash Flows represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding caption of cash and cash equivalents includes cash balances and investments with initial maturities of three months or less.

*Reconciliation to GAAP*: The effects of the preceding variances from GAAP on the accompanying statutory basis financial statements have not been determined, but are presumed to be material.

Other significant accounting practices are as follows:

*Investments*

Investments are stated at values prescribed by the NAIC, as follows:

Bonds not backed by other loans are principally stated at amortized cost using the interest method.

(Dollar amounts in millions, unless otherwise stated)

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from dealer surveys or internal estimates and are based on the current interest rate and economic environment. The retrospective adjustment method is used to value all such securities except for higher-risk asset backed securities, which are valued using the prospective method. The Company has elected to use the book value as of January 1, 1994 as the cost for applying the retrospective method to securities purchased prior to that date where historical cash flows are not readily available.

Redeemable preferred stocks rated as high quality or better are reported at cost or amortized cost. All other redeemable preferred stocks are reported at the lower of cost, amortized cost, or market value and nonredeemable preferred stocks are reported at market value or the lower of cost or market value as determined by the Securities Valuation Office of the NAIC ("SVO").

Hybrid securities are generally defined as securities including both debt and equity characteristics. During 2005 and prior, hybrid securities were reported as bonds on the balance sheet. During 2006, the NAIC held discussions regarding the appropriate reporting/classification of these securities. Although discussion on the issues will continue into 2007, the short-term reporting guidance from the NAIC recommends that hybrid securities, as defined by this same NAIC guidance, be reported as preferred stock. Therefore, all hybrid securities have been reclassified as preferred stock on the Company's Balance Sheet as of December 31, 2006. This resulted in a reclassification of $91.9 from bonds to preferred stock on the Company's Balance Sheet as of December 31, 2006.

Common stocks are reported at market value as determined by the SVO and the related unrealized capital gains/losses are reported in unassigned surplus along with adjustment for federal income taxes.

The Company analyzes the general account investments to determine whether there has been an other than temporary decline in fair value below the amortized cost basis. Management considers the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer, future economic conditions and market forecasts, and the Company's intent and ability to not sell the investment in the issuer for a period of time sufficient to allow for recovery in market value. If it is probable that all amounts due according to the contractual terms of a debt security will not be collected, an other than temporary impairment is considered to have occurred. The Company also considers the negative market impact of the interest rate changes, in addition to credit related items, when performing other-than-temporary impairment testing. As part of this testing, the Company determines whether or not it has the ability and intent to not sell the investments for a period of time sufficient to allow for recovery in fair value.

The Company uses derivatives such as interest rate swaps, caps and floors, forwards and options as part of its overall interest rate risk management strategy for certain life insurance and annuity products. For those derivatives in effective hedging relationships, the Company values all derivative instruments on a consistent basis with the hedged item. Upon termination, gains and losses on instruments are deferred to IMR or included in the carrying values of the underlying hedged items and are amortized over the remaining lives of the hedged items as adjustments to investment income or benefits from the hedged items. Any unamortized gains or losses are recognized when the underlying hedged items are sold. Derivatives used in hedging transactions that do not meet the requirements of SSAP No. 86 as an effective hedge are carried at fair value with change in value recorded in surplus as unrealized gain or loss.

Credit default swaps and total return swaps are utilized to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. The replication (synthetic asset) and the derivative and other cash instrument are carried at amortized cost.

Interest rate swap contracts are used to convert the interest rate characteristics (fixed or variable) of certain investments to match those of the related insurance liabilities that the investments are supporting. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Interest rate caps and floors are used to limit the effects of changing interest rates on yields of variable rate or short-term assets or liabilities. The initial cost of any such agreement is amortized to net investment income over the life of the agreement. Periodic payments that are receivable as a result of the agreements are accrued as an adjustment of interest income or benefits from the hedged items.

All effective derivatives are reported at amortized cost with the exception of S&P options. S&P options are reported at fair value since they do not meet the hedge requirement of SSAP No. 86. The unrealized gains or losses from the S&P options are reported as unrealized gain or loss in surplus.

SSAP No. 88, *Investments in Subsidiary, Controlled and Affiliated Entities* ("SSAP 88"), applies to the Company's subsidiaries, controlled and affiliated entities ("SCA"). The Company's insurance subsidiaries are reported at their underlying statutory basis net assets plus the admitted portion of goodwill, and the Company's noninsurance subsidiary is reported at the GAAP basis of its net assets. Dividends from subsidiaries are included in net investment income. The remaining net change in the subsidiaries' equity is included in the change in net unrealized capital gains or losses. SCA entities for which audited US GAAP statements are not available or expected to be available are nonadmitted.

Mortgage loans are reported at amortized cost, less writedown for impairments.

(Dollar amounts in millions, unless otherwise stated)

Contract loans are reported at unpaid principal balances.

Land is reported at cost. Real estate occupied by the Company is reported at depreciated cost, and other real estate is reported at the lower of depreciated cost or fair value. Depreciation is calculated on a straight-line basis over the estimated useful lives of the properties.

For reverse repurchase agreements, Company policies require a minimum of 95% of the fair value of securities sold under reverse repurchase agreements to be maintained as collateral. Cash collateral received is invested in short-term investments and the offsetting collateral liability is included in miscellaneous liabilities.

Reverse dollar repurchase agreements are accounted for as collateral borrowings, where the amount borrowed is equal to the sales price of the underlying securities.

The Company engages in securities lending whereby certain domestic bonds from its portfolio are loaned to other institutions for short periods of time. Collateral, primarily cash, which is in excess of the market value of the loaned securities, is deposited by the borrower with a lending agent, and retained and invested by the lending agent to generate additional income for the Company. The Company does not have access to the collateral. The Company's policy requires a minimum of 102% of the fair value of securities loaned to be maintained as collateral. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value fluctuates.

Short-term investments are reported at amortized cost which approximates market value. Short-term investments include investments with maturities of less than one year at the date of acquisition.

Partnership interests, which are included in other invested assets, are reported at the underlying audited GAAP equity of the investee.

Residual collateralized mortgage obligations, which are included in other invested assets on the Balance Sheets, are reported at amortized cost using the effective interest method.

Realized capital gains and losses are determined using the first-in first-out method.

Cash on hand includes cash equivalents. Cash equivalents are short–term investments that are both readily convertible to cash and have an original maturity date of three months or less.

(Dollar amounts in millions, unless otherwise stated)

*Aggregate Reserve for Life Policies and Contracts*

Life, annuity, and accident and health reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash value or the amounts required by law. Interest rates range from 1.5% to 11.3%.

The Company waives the deduction of deferred fractional premiums upon the death of the insured. It is the Company's practice to return a pro rata portion of any premium paid beyond the policy month of death, although it is not contractually required to do so for certain issues.

The methods used in valuation of substandard policies are as follows:

For life, endowment and term policies issued substandard, the standard reserve during the premium-paying period is increased by 50% of the gross annual extra premium. Standard reserves are held on Paid-Up Limited Pay contracts.

For reinsurance accepted with table rating, the reserve established is a multiple of the standard reserve corresponding to the table rating.

For reinsurance with flat extra premiums, the standard reserve is increased by 50% of the flat extra.

The amount of insurance in force for which the gross premiums are less than the net premiums, according to the standard of valuation required by the Colorado Division of Insurance, is $8.1 billion and $3.1 billion at December 31, 2006 and 2005, respectively. The amount of premium deficiency reserves for policies on which gross premiums are less than the net premiums is $251.8 and $203.3 at December 31, 2006 and 2005, respectively. The Company anticipates investment income as a factor in the premium deficiency calculation in accordance with SSAP No. 54, *Individual and Group Accident and Health Contracts*.

The tabular interest has been determined from the basic data for the calculation of policy reserves for all direct ordinary life insurance and for the portion of group life insurance classified as group Section 79. The method of determination of tabular interest of funds not involving life contingencies is as follows: current year reserves, plus payments, less prior year reserves, less funds added.

*Reinsurance*

Reinsurance premiums, commissions, expense reimbursements, and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Reserves are

(Dollar amounts in millions, unless otherwise stated)

based on the terms of the reinsurance contracts and are consistent with the risks assumed. Premiums and benefits ceded to other companies have been reported as a reduction of premium revenue and benefits expense. Amounts applicable to reinsurance ceded for reserves and unpaid claim liabilities have been reported as reductions of these items, and expense allowances received in connection with reinsurance ceded have been reflected in operations.

*Electronic Data Processing Equipment*

Electronic data processing equipment is carried at cost less accumulated depreciation. Depreciation for major classes of such assets is calculated on a straight-line basis over the estimated useful life of the asset.

*Participating Insurance*

Participating business approximates less than 1% of the Company's ordinary life insurance in force and less than 1% of premium income. The amount of dividends to be paid to participating policyholders is determined annually by the Board of Directors. Amounts allocable to participating policyholders are based on published dividend projections or expected dividend scales. Dividends expense of $4.1 and $5.0 was incurred in 2006 and 2005, respectively.

*Benefit Plans*

The Company provides noncontributory retirement plans for substantially all employees and certain agents. Pension costs are charged to operations as contributions are made to the plans. The Company also provides a contributory retirement plan for substantially all employees.

*Nonadmitted Assets*

Nonadmitted assets are summarized as follows:

|  | December 31 | |
|---|---|---|
|  | **2006** | **2005** |
|  | *(In Thousands)* | |
| Contract loans | $           - | $           136 |
| Other invested assets | 2,447 | 140 |
| Deferred federal income taxes | 173,265 | 219,303 |
| Agents' debit balances | 1,970 | 5,326 |
| Furniture and equipment | 63 | 223 |
| Deferred and uncollected premium | 507 | 398 |
| Other | 11,064 | 11,447 |
| Total nonadmitted assets | $      189,316 | $      236,973 |

(Dollar amounts in millions, unless otherwise stated)

Changes in nonadmitted assets are generally reported directly in unassigned surplus as an increase or decrease in nonadmitted assets.

*Claims and Claims Adjustment Expenses*

Claims expenses represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2006. The Company does not discount claims and claims adjustment expense reserves. Such estimates are based on actuarial projections applied to historical claim payment data. Such liabilities are considered to be reasonable and adequate to discharge the Company's obligations for claims incurred but unpaid as of December 31, 2006.

*Guaranteed Benefits*

For the Guaranteed Minimum Death Benefit ("GMDB"), Actuarial Guideline 34 is followed. AG34 interprets the standards for applying CARVM to GMDBs in variable annuity contracts where GMDBs are integrated with other benefits such as surrenders and annuitizations. This guideline requires that GMDBs be projected assuming an immediate drop in the value of the assets supporting the variable annuity contract, followed by a subsequent recovery at a Net Assumed Return. The immediate drops and assumed returns used in the projections are provided in AG34 and vary by five asset classes in order to reflect the risk/return differential inherent in each class. Contract specific asset based charges are deducted to obtain the Net Assumed Returns. This Guideline interprets mortality standards to be applied to projected GMDBs in the reserve calculation. In addition, this Guideline clarifies standards for reinsurance transactions revolving GMDBs with the Integrated Benefit Streams modified to reflect both the payment of future reinsurance premiums and the recovery of future reinsured death benefits.

*Cash Flow Information*

Cash and short-term investments include cash on hand, demand deposits and short-term fixed maturity instruments with a maturity of less than one year at date of acquisition.

*Separate Accounts*

Most separate account assets and liabilities held by the Company represent funds held for the benefit of the Company's variable life and annuity policy and contract holders who bear all of the investment risk associated with the policies. Such policies are of a non-guaranteed nature. All net investment experience, positive or negative, is attributed to the policy and contract holders' account values. The assets and liabilities of these accounts are carried at fair value.

Certain other separate accounts relate to experience-rated group annuity contracts that fund defined contribution pension plans. These contracts provide guaranteed interest returns for one year only, where the guaranteed interest rate is re-established each year

(Dollar amounts in millions, unless otherwise stated)

based on the investment experience of the separate account. In no event can the interest rate be less than zero. The assets and liabilities of these separate accounts are carried at book value.

Reserves related to the Company's mortality risk associated with these policies are included in life and annuity reserves. These reserves include reserves for guaranteed minimum death benefits (before reinsurance) that totaled $25.0 and $28.7 at December 31, 2006 and 2005, respectively. The operations of the separate accounts are not included in the accompanying financial statements.

**2.      Permitted Statutory Basis Accounting Practices**

The financial statements of the Company are presented on the basis of accounting practices prescribed or permitted by the Colorado Division of Insurance. The Colorado Division of Insurance recognizes only statutory accounting practices prescribed or permitted by the State of Colorado for determining and reporting the financial condition and results of operations of an insurance company and for determining its solvency under the Colorado Insurance Laws. The NAIC *Accounting Practices and Procedures Manual* has been adopted as a component of prescribed or permitted practices by the State of Colorado. The Colorado Commissioner of Insurance has the right to permit other specific practices that deviate from prescribed practices.

The Company is required to identify those significant accounting practices that are permitted, and obtain written approval of the practices from the Colorado Division of Insurance. As of December 31, 2006 and 2005, the Company had no such permitted accounting practices.

**SECURITY LIFE OF DENVER INSURANCE COMPANY**

**Notes to Financial Statements – Statutory Basis**

(Dollar amounts in millions, unless otherwise stated)

### 3.    Investments

The amortized cost and fair value of bonds and equity securities are as follows:

| | Amortized Cost | Gross Unrealized Gains | Gross Unrealized Losses | Fair Value |
|---|---|---|---|---|
| | | *(In Thousands)* | | |
| **At December 31, 2006**: | | | | |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | $ 134,410 | $ 1,604 | $ 648 | $ 135,366 |
| States, municipalities, and political subdivisions | 26,699 | 259 | 759 | 26,199 |
| Foreign government (par value - $277,258) | 291,278 | 19,883 | 2,795 | 308,366 |
| Foreign other (par value - $2,060,782) | 2,060,102 | 50,730 | 33,945 | 2,076,887 |
| Public utilities securities | 357,031 | 5,973 | 3,931 | 359,073 |
| Corporate securities | 5,510,497 | 97,028 | 62,990 | 5,544,535 |
| Residential mortgage-backed securities | 4,794,611 | 30,932 | 97,271 | 4,728,272 |
| Commercial mortgage-backed securities | 1,680,044 | 14,289 | 13,829 | 1,680,504 |
| Other asset-backed securities | 2,385,745 | 4,287 | 7,149 | 2,382,883 |
| Total bonds | 17,240,417 | 224,985 | 223,317 | 17,242,085 |
| Preferred stocks | 107,043 | 2,358 | 904 | 108,497 |
| Common stocks | 129,873 | 3,141 | 325 | 132,689 |
| Total equity securities | 236,916 | 5,499 | 1,229 | 241,186 |
| Total | $ 17,477,333 | $ 230,484 | $ 224,546 | $ 17,483,271 |

(Dollar amounts in millions, unless otherwise stated)

| | Amortized Cost | | Gross Unrealized Gains | | Gross Unrealized Losses | | Fair Value | |
|---|---|---|---|---|---|---|---|---|
| | | | *(In Thousands)* | | | | | |
| **At December 31, 2005**: | | | | | | | | |
| U.S. Treasury securities and obligations of U.S. government corporations and agencies | $ | 336,927 | $ | 920 | $ | 1,402 | $ | 336,445 |
| States, municipalities, and political subdivisions | | 30,869 | | 345 | | 439 | | 30,775 |
| Foreign government (par value - $255,124) | | 268,105 | | 17,723 | | 2,645 | | 283,183 |
| Foreign other (par value - $2,396,421) | | 2,424,121 | | 73,804 | | 33,238 | | 2,464,687 |
| Public utilities securities | | 424,519 | | 8,021 | | 4,351 | | 428,189 |
| Corporate securities | | 6,545,828 | | 143,340 | | 71,513 | | 6,617,655 |
| Residential mortgage-backed securities | | 3,966,004 | | 34,071 | | 94,205 | | 3,905,870 |
| Commercial mortgage-backed securities | | 1,769,151 | | 10,736 | | 31,834 | | 1,748,053 |
| Other asset-backed securities | | 760,828 | | 4,011 | | 8,736 | | 756,103 |
| Total bonds | | 16,526,352 | | 292,971 | | 248,363 | | 16,570,960 |
| Preferred stocks | | 26,188 | | 221 | | 2,404 | | 24,005 |
| Common stocks | | 76,584 | | 2,739 | | 12 | | 79,311 |
| Total equity securities | | 102,772 | | 2,960 | | 2,416 | | 103,316 |
| Total | $ | 16,629,124 | $ | 295,931 | $ | 250,779 | $ | 16,674,276 |

Reconciliation of bonds from amortized cost to carrying value is as follows:

| | | December 31 | | |
|---|---|---|---|---|
| | | 2006 | | 2005 |
| | | *(In Thousands)* | | |
| Amortized cost | $ | 17,240,417 | $ | 16,526,352 |
| Less: adjustments for below investment grade bonds | | (120) | | (364) |
| Carrying value | $ | 17,240,297 | $ | 16,525,988 |

The aggregate market value of debt securities with unrealized losses and the time period that cost exceeded fair value are as follows:

| | Less than 6 months below cost | | More than 6 months and less than 12 months below cost | | More than 12 months below cost | | Total | |
|---|---|---|---|---|---|---|---|---|
| | | | *(In Thousands)* | | | | | |
| **December 31, 2006:** | | | | | | | | |
| Fair value | $ | 3,102,129 | $ | 680,735 | $ | 3,394,661 | $ | 7,177,525 |
| Unrealized loss | | 35,870 | | 24,436 | | 163,011 | | 223,317 |

21

**SECURITY LIFE OF DENVER INSURANCE COMPANY**
**Notes to Financial Statements – Statutory Basis**

(Dollar amounts in millions, unless otherwise stated)

| | Less than 6 months below cost | More than 6 months and less than 12 months below cost | More than 12 months below cost | Total |
|---|---|---|---|---|
| | | *(In Thousands)* | | |
| **December 31, 2005:** | | | | |
| Fair value | $ 5,878,295 | $ 2,096,112 | $ 1,228,921 | $ 9,203,328 |
| Unrealized loss | 109,924 | 66,857 | 71,582 | 248,363 |

The amortized cost and fair value of investments in bonds at December 31, 2006, by contractual maturity, are shown below.  Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

| | Amortized Cost | Fair Value |
|---|---|---|
| | *(In Thousands)* | |
| Maturity: | | |
| Due in 1 year or less | $ 540,583 | $ 540,828 |
| Due after 1 year through 5 years | 2,829,576 | 2,838,395 |
| Due after 5 years through 10 years | 3,147,268 | 3,154,438 |
| Due after 10 years | 1,862,590 | 1,916,765 |
| | 8,380,017 | 8,450,426 |
| Residential mortgage-backed securities | 4,794,611 | 4,728,272 |
| Commercial mortgage-backed securities | 1,680,044 | 1,680,504 |
| Other asset-backed securities | 2,385,745 | 2,382,883 |
| Total | $ 17,240,417 | $ 17,242,085 |

At December 31, 2006 and 2005, investments in certificates of deposit and bonds with an admitted asset value of $26.2 and $24.3, respectively, were on deposit with state insurance departments to satisfy regulatory requirements.

The Company had loaned securities, which are reflected as invested assets on the balance sheets, with a market value of approximately $183.4 and $239.9 at December 31, 2006 and 2005, respectively.

Proceeds from sales of investments in bonds and other fixed maturity interest securities were $4.2 billion and $4.4 billion in 2006 and 2005, respectively.  Gross gains of $55.6 and $83.9 and gross losses of $71.3 and $48.6 during 2006 and 2005, respectively, were realized on those sales.

(Dollar amounts in millions, unless otherwise stated)

Realized capital gains (losses) are reported net of federal income taxes and amounts transferred to the IMR as follows:

|  | Year ended December 31 | |
|---|---|---|
|  | **2006** | **2005** |
|  | *(In Thousands)* | |
| Realized capital losses | $ (56,039) | $ (5,404) |
| Amount transferred to IMR (net of related taxes of $(22,096) in 2006 and $(8,147) in 2005) | 41,036 | 15,130 |
| Federal income tax benefit | 20,344 | 6,709 |
| Net realized capital gains | $ 5,341 | $ 16,435 |

Major categories of net investment income are summarized as follows:

|  | Year ended December 31 | |
|---|---|---|
|  | **2006** | **2005** |
|  | *(In Thousands)* | |
| Income: | | |
| Equity securities-unaffiliated | $ 9,902 | $ 4,938 |
| Bonds | 949,283 | 875,980 |
| Mortgage loans | 191,631 | 220,709 |
| Contract loans | 67,920 | 65,118 |
| Real estate | 131 | 2,079 |
| Derivative investments | 24,837 | (69,392) |
| Other | 21,564 | (2,682) |
| Total investment income | 1,265,268 | 1,096,750 |
| Investment expenses | (98,533) | (74,412) |
| Net investment income | $ 1,166,735 | $ 1,022,338 |

The Company entered into reverse dollar repurchase transactions to increase its return on investments and improve liquidity. Reverse dollar repurchases involve a sale of securities and an agreement to repurchase substantially the same securities as those sold. The reverse dollar repurchases are accounted for as short-term collateralized financing and the repurchase obligation is reported in borrowed money on the Balance Sheets. The repurchase obligation totaled $246.2 and $319.8 at December 31, 2006 and 2005, respectively. The securities underlying these agreements are mortgage-backed securities with a book value of $248.7 and $327.2 and fair value of $244.1 and $322.0 at December 31, 2006 and 2005, respectively. The securities had a weighted average coupon rate of 5.3% with various maturity dates ending in December 2036. The primary risk associated with short-term collateralized borrowings is that the counterparty may be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments, which was not material at December 31, 2006. The Company believes that the counterparties to the reverse dollar repurchase agreements are financially responsible and that counterparty risk is minimal.

**SECURITY LIFE OF DENVER INSURANCE COMPANY**

**Notes to Financial Statements – Statutory Basis**

(Dollar amounts in millions, unless otherwise stated)

The Company participates in reverse repurchase transactions. Such transactions include the sale of corporate securities to a major securities dealer and a simultaneous agreement to repurchase the same security in the near term. The proceeds are invested in new securities of intermediate durations. As of December 31, 2006 and 2005, the amount outstanding on these agreements was $542.5 and $387.8, respectively, and was included in borrowed money on the balance sheets. The securities underlying these agreements are mortgage-backed securities with a book value of $569.6 and $390.0 and fair value of $563.4 and $385.6 at December 31, 2006 and 2005, respectively. The securities have a weighted average coupon rate of 5.4% and have maturities ranging from February 2018 through July 2043.

The Company is a member of the Federal Home Loan Bank of Topeka ("FHLB"). As a member of the FHLB, the Company has issued non-putable funding agreements with the FHLB. Assets with a book value of $2.8 billion collateralize these agreements and reserves on these agreements were $2.3 billion at December 31, 2006, respectively.

The maximum and minimum lending rates for long–term mortgage loans during 2006 were 6.4% and 5.0%. Fire insurance is required on all properties covered by mortgage loans and must at least equal the excess of the loan over the maximum loan which would be permitted by law on the land without the buildings.

The maximum percentage of any loan to the value of collateral at the time of the loan, exclusive of insured or guaranteed or purchase money mortgages, was 71.3% on commercial properties. As of December 31, 2006 and 2005, the Company held no mortgages with interest more than 180 days overdue. Minimal interest was past due as of December 31, 2006 and 2005.

In the course of the Company's asset management, securities are sold and reacquired within 30 days of the sale date to enhance the Company's return on the investment portfolio or to manage interest rate risk. The table below summarizes the number of transactions, book value, and gain/loss of the Company's financial instruments with securities sold and reacquired within 30 days of the sale date:

| | NAIC Rating | Number of Transactions | Book Value | Cost of Securities Repurchased | Gain |
|---|---|---|---|---|---|
| | | | *(In Thousands)* | | |
| **2006** | 3 | 2 | $ 684 | $ 704 | $ 22 |
| **2005** | 3 | 14 | $ 6,068 | $ 7,471 | $ 1,383 |
| | 4 | 4 | 3,005 | 3,244 | 238 |
| | | 18 | $ 9,073 | $ 10,715 | $ 1,621 |

(Dollar amounts in millions, unless otherwise stated)

4. **Derivative Financial Instruments Held for Purposes Other than Trading**

The Company utilizes derivatives such as options, futures and interest rate swaps to reduce and manage risks, which include the risk of a change in the value, yield, price, cash flows, exchange rates or quantity of, or a degree of exposure with respect to, assets, liabilities, or future cash flows which the Company has acquired or incurred. Hedge accounting practices are followed in accordance with requirements set forth in SSAP No. 86 for those derivatives that are deemed highly effective. The Company also enters into credit default swaps and total return swaps to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. Replicated (Synthetic) Assets filed with the NAIC SVO result in both the derivative and cash instrument being carried at amortized cost. The replication practices are in accordance with SSAP No. 86.

The Company uses interest rate swaps to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities. Interest rate swap agreements generally involve the exchange of fixed and floating interest payments over the life of the agreement without an exchange of the underlying principal amount. Currency swap agreements generally involve the exchange of local and foreign currency payments over the life of the agreement without an exchange of the underlying principal amount.

Interest rate cap and interest rate floor agreements owned entitle the Company to receive payments to the extent reference interest rates exceed or fall below strike levels in the contracts based on the notional amounts.

Credit default swaps and total return swaps are utilized to replicate the investment characteristics of permissible investments using the derivative in conjunction with other investments. The replication (synthetic asset) and the derivative and other cash instrument are carried at amortized cost.

Derivatives that are designated as being in an effective hedging relationships are reported in a manner that is consistent with the hedged asset or liability. All effective derivatives are reported at amortized cost with the exception of S&P options. S&P options are reported at fair value since they do not meet the hedge requirement of SSAP No. 86. The unrealized gains or losses from the S&P options are reported as unrealized gain or loss in surplus.

Premiums paid for the purchase of interest rate contracts are included in other invested assets on the balance sheets and are being amortized to interest expense over the remaining terms of the contracts or in a manner consistent with the financial instruments being hedged.

(Dollar amounts in millions, unless otherwise stated)

Amounts paid or received, if any, from such contracts are included in interest expense or income on the statements of operations. Accrued amounts payable to or receivable from counterparties are included in other liabilities or other invested assets. Gains or losses realized as a result of early terminations of interest rate contracts are amortized to investment income over the remaining term of the items being hedged to the extent the hedge is considered to be effective; otherwise, they are recognized upon termination.

Derivatives that are designated ineffective hedging relationships are reported in a manner that is consistent with the hedged asset or liability. Derivative contracts that are matched or otherwise designated to be associated with other financial instruments are recorded at fair value if the related financial instruments mature, are sold, or are otherwise terminated or if the interest rate contracts cease to be effective hedges. Changes in the fair value of derivatives not designated in effective hedging relationships are recorded as unrealized gains and losses in surplus.

The Company is exposed to credit loss in the event of nonperformance by counterparties on interest rate contracts; however, the Company does not anticipate nonperformance by any of these counterparties. The amount of such exposure is generally the unrealized gains in such contracts. The Company manages the potential credit exposure from interest rate contracts through careful evaluation of the counterparties' credit standing, collateral agreements, and master netting agreements.

The table below summarizes the Company's derivative contracts included in other invested assets at December 31, 2006 and 2005:

|  | Notional Amount | Carrying Value | Fair Value |
|---|---|---|---|
|  | *(In Thousands)* | | |
| **December 31, 2006** | | | |
| Derivative contracts: | | | |
| Swaps | $ 8,643,135 | $ 10,333 | $ (991) |
| Caps owned | 25,709 | 1,150 | 101 |
| Options owned | 54,000 | 2,729 | 2,729 |
| Total derivatives | $ 8,722,844 | $ 14,212 | $ 1,839 |
| **December 31, 2005** | | | |
| Derivative contracts: | | | |
| Swaps | $ 7,614,665 | $ 674 | $ (27,025) |
| Caps owned | 47,696 | 1,457 | 156 |
| Options owned | 38,000 | 392 | 392 |
| Total derivatives | $ 7,700,361 | $ 2,523 | $ (26,477) |

**SECURITY LIFE OF DENVER INSURANCE COMPANY**

**Notes to Financial Statements – Statutory Basis**

(Dollar amounts in millions, unless otherwise stated)

## 5.    Concentrations of Credit Risk

The Company held below investment-grade corporate bonds with an aggregate book value of $596.8 and $699.4 and an aggregate market value of $615.9 and $722.4 at December 31, 2006 and 2005, respectively.  Those holdings amounted to 3.5% of the Company's investments in bonds and 2.5% of total admitted assets at December 31, 2006.  The holdings of below investment-grade bonds are widely diversified and of satisfactory quality based on the Company's investment policies and credit standards.

The Company held unrated bonds of $573.6 and $366.5 with an aggregate NAIC market value of $581.1 and $361.0 at December 31, 2006 and 2005, respectively.  The carrying value of these holdings amounted to 3.3% of the Company's investment in bonds and 2.4% of the Company's total admitted assets at December 31, 2006.

At December 31, 2006, the Company's commercial mortgages involved a concentration of properties located in California (18.9%) and Florida (9.3%).  The remaining commercial mortgages relate to properties located in 41 other states.  The portfolio is well diversified, covering many different types of income-producing properties on which the Company has first mortgage liens.  The maximum mortgage outstanding on any individual property is $45.0.

## 6.    Annuity Reserves

At December 31, 2006 and 2005, the Company's annuity reserves, including those held in separate accounts and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

|  | | Amount | Percent |
|---|---|---|---|
|  | | *(In Thousands)* | |
| **December 31, 2006** | | | |
| Subject to discretionary withdrawal (with adjustment): | | | |
|    With market value adjustment | $ | 2,917,499 | 28.6 % |
|    At book value less surrender charge | | 3,842 | - |
|    At fair value | | 20,072 | 0.2 |
| Subtotal | | 2,941,413 | 28.8 |
| Subject to discretionary withdrawal (without adjustment): | | | |
|    At book value with minimal or no charge or adjustment | | 78,386 | 0.8 |
| Not subject to discretionary withdrawal | | 7,189,106 | 70.4 |
| Total annuity reserves and deposit fund liabilities | $ | 10,208,905 | 100.0 % |

(Dollar amounts in millions, unless otherwise stated)

|  | Amount | Percent |
|---|---|---|
|  | *(In Thousands)* |  |
| **December 31, 2005** |  |  |
| Subject to discretionary withdrawal (with adjustment): |  |  |
|    With market value adjustment | $ 3,829,868 | 37.7 % |
|    At book value less surrender charge | 9,147 | 0.1 |
|    At fair value | 24,399 | 0.2 |
| Subtotal | 3,863,414 | 38.0 |
| Subject to discretionary withdrawal (without adjustment): |  |  |
|    At book value with minimal or no charge or adjustment | 110,819 | 1.1 |
| Not subject to discretionary withdrawal | 6,178,433 | 60.9 |
| Total annuity reserves and deposit fund liabilities | $ 10,152,666 | 100.0 % |

Of the total net annuity reserves and deposit fund liabilities of $10,208.9 at December 31, 2006, $10,188.8 is included in the general account, and $20.1 is included in the separate account, respectively.  Of the total net annuity reserves and deposit fund liabilities of $10,152.7 at December 31, 2005, $9,626.4 is included in the general account and $526.3 is included in the separate account.

**7.**   **Employee Benefit Plans**

*Defined Benefit Plan*

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan (except for certain specified employees) earns a benefit under a final average compensation formula. The costs allocated to the Company for its employees' participation in the Retirement Plan were $3.2 and $2.7 for 2006 and 2005, respectively.

*Defined Contribution Plans*

ING North America sponsors the ING Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its subsidiaries and affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. The Savings Plan is a tax-qualified profit sharing and stock bonus plan, which includes an employee stock ownership plan ("ESOP") component. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan

(Dollar amounts in millions, unless otherwise stated)

allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6% of eligible compensation. All matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. Amounts allocated to the Company for the Savings Plan were $2.2 and $2.1 for 2006 and 2005, respectively.

*Other Benefit Plans*

In addition to providing retirement plan benefits, the Company, in conjunction with ING North America, provides certain supplemental retirement benefits to eligible employees and health care and life insurance benefits to retired employees and other eligible dependents. The supplemental retirement plan includes a non-qualified defined benefit pension plan, and a non-qualified defined contribution plan, which means all benefits are payable from the general assets of the Company. The post-retirement health care plan is contributory, with retiree contribution levels adjusted annually. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.

A summary of assets, obligations and assumptions of the pension and other postretirement benefit plans are as follows:

|  | Pension Benefits | | Other Benefits | |
|  | 2006 | 2005 | 2006 | 2005 |
| --- | --- | --- | --- | --- |
|  | *(In Thousands)* | | | |
| **Change in benefit obligation** | | | | |
| Benefit obligation at beginning of year | $ 16,317 | $ 16,938 | $ 4,961 | $ 6,408 |
| Service cost | - | - | 384 | (143) |
| Interest cost | 871 | 1,003 | 249 | 300 |
| Contribution by plan participants | - | - | 334 | 495 |
| Actuarial (gain) loss | 1,492 | (606) | (133) | (974) |
| Benefits paid | (1,119) | (1,018) | (792) | (1,125) |
| Benefit obligation at end of year | $ 17,561 | $ 16,317 | $ 5,003 | $ 4,961 |
| | | | | |
| **Change in plan assets** | | | | |
| Fair value of plan assets at beginning of year | $ - | $ - | $ - | $ - |
| Employer contribution | 1,119 | 1,018 | 458 | 630 |
| Plan participants' contributions | - | - | 334 | 495 |
| Benefits paid | (1,119) | (1,018) | (792) | (1,125) |
| Fair value of plan assets at end of year | $ - | $ - | $ - | $ - |

(Dollar amounts in millions, unless otherwise stated)

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | **2006** | **2005** | **2006** | **2005** |
| | *(In Thousands)* | | | |
| Funded status | $ (17,561) | $ (16,317) | $ (5,003) | $ (4,961) |
| Unamortized prior service credit | (296) | (333) | (967) | (1,249) |
| Unrecognized net gain/(loss) | 4,138 | 3,003 | (2,217) | (2,232) |
| Remaining net obligation | 9,025 | 9,669 | - | - |
| Net amount recorded | $ (4,694) | $ (3,978) | $ (8,187) | $ (8,442) |
| | | | | |
| Amounts recognized in the balance sheets consist of: | | | | |
| Accrued benefit cost | $ (15,733) | $ (14,805) | $ (8,187) | $ (8,442) |
| Intangible assets | 9,025 | 9,669 | - | - |
| Unassigned surplus - minimum pension liability | 2,014 | 1,158 | | |
| Net amount recognized | $ (4,694) | $ (3,978) | $ (8,187) | $ (8,442) |
| | | | | |
| **Components of net periodic benefit cost** | | | | |
| Service cost | $ - | $ - | $ 384 | $ (143) |
| Interest cost | 871 | 1,003 | 249 | 300 |
| Amortization of unrecognized transition obligation or transition asset | 645 | 645 | - | - |
| Amount of recognized gains and losses | 183 | 319 | (148) | (148) |
| Amount of prior service cost recognized | (36) | (36) | (282) | (282) |
| Total net periodic benefit cost (income) | $ 1,663 | $ 1,931 | $ 203 | $ (273) |
| | | | | |
| Benefit obligation for nonvested employees | $ - | $ - | $ 286 | $ 777 |

Assumptions used in determining the accounting for the defined benefit plans and other benefit plan as of December 31, 2006 and 2005 were as follows:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| Weighted-average discount rate | 5.90 | % | 5.50 | % |
| Rate of increase in compensation level | 4.00 | % | 4.00 | % |

The annual assumed rate of increase in the per capita cost of covered benefits (i.e. health care cost trend rate) for the medical plan is 9.0%, decreasing gradually to 5.0% over five years. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation for the medical plan as of December 31, 2006 by $0.1. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation for the medical plan as of December 31, 2006 by $0.1.

(Dollar amounts in millions, unless otherwise stated)

The Company expects to pay the following benefits:

| Year ended December 31, 2006 | Benefits |
|---|---|
| | *(In Thousands)* |
| 2007 | $        1,124 |
| 2008 | 1,153 |
| 2009 | 1,195 |
| 2010 | 1,236 |
| 2011 | 1,247 |
| Thereafter | 6,607 |

The measurement date used for postretirement benefits is January 1, 2006.

On December 8, 2003, the Medicare Prescription Drug Impairment and Modernization Act of 2003 (the "Act") was signed into law. The Act introduced a prescription drug benefit under Medicare, as well as a federal subsidiary to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare. The impact of the Act is not reflected in any amounts disclosed in the financial statements or accompanying notes. The 2007 expected benefit reduction in the net postretirement benefit cost for the subsidy related to benefits attributed to former employees is less than $0.1. There is no effect of the subsidy on the measurement of net periodic postretirement benefit cost for the current period.

The Company expects to pay $1.6 in contributions for all plans during 2007.

## 8.    Separate Accounts

Separate account assets and liabilities represent funds segregated by the Company for the benefit of certain policy and contract holders who bear the investment risk. Revenues and expenses on the separate account assets and related liabilities equal the benefits paid to the separate account policy and contract holders. All separate account business is non-guaranteed in 2006.

**SECURITY LIFE OF DENVER INSURANCE COMPANY**

**Notes to Financial Statements – Statutory Basis**

(Dollar amounts in millions, unless otherwise stated)

The general nature and characteristics of the separate accounts business follows:

| | Non-Guaranteed Separate Accounts |
|---|---|
| | *(In thousands)* |
| **December 31, 2006** | |
| Premium, consideration or deposits for the year | $ 178,923 |
| | |
| Reserves for separate accounts with assets at: | |
| Fair value | $ 1,429,857 |
| Amortized cost | - |
| Total reserves | $ 1,429,857 |
| | |
| Reserves for separate accounts by withdrawal characteristics: | |
| Subject to discretionary withdrawal: | |
| With market value adjustment | $ - |
| At book value without market value adjustment | |
| and with current surrender charge of 5% or more | 580,118 |
| At market value | 20,072 |
| At book value without market value adjustment | |
| and with current surrender charge less than 5% | 829,667 |
| Subtotal | 1,429,857 |
| Not subject to discretionary withdrawal | - |
| Total separate account aggregate reserves | $ 1,429,857 |

**SECURITY LIFE OF DENVER INSURANCE COMPANY**
**Notes to Financial Statements – Statutory Basis**

(Dollar amounts in millions, unless otherwise stated)

| | Non-Indexed Guarantee Less than/ equal to 4% | Non-Guaranteed Separate Accounts | Total |
|---|---|---|---|
| | *(In Thousands)* | | |
| **December 31, 2005** | | | |
| Premium, consideration or deposits for the year | $ 100,000 | $ 208,205 | $ 308,205 |
| | | | |
| Reserves for separate accounts with assets at: | | | |
| Fair value | $ - | $ 1,247,371 | $ 1,247,371 |
| Amortized cost | 501,862 | - | 501,862 |
| Total reserves | $ 501,862 | $ 1,247,371 | $ 1,749,233 |
| | | | |
| Reserves for separate accounts by withdrawal characteristics: | | | |
| Subject to discretionary withdrawal: | | | |
| With market value adjustment | $ - | $ - | $ - |
| At book value without market value adjustment and with current surrender charge of 5% or more | - | 539,232 | 539,232 |
| At market value | - | 24,381 | 24,381 |
| At book value without market value adjustment and with current surrender charge less than 5% | - | 683,758 | 683,758 |
| Subtotal | - | 1,247,371 | 1,247,371 |
| Not subject to discretionary withdrawal | 501,862 | - | 501,862 |
| Total separate account aggregate reserves | $ 501,862 | $ 1,247,371 | $ 1,749,233 |

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

| | Year ended December 31 | |
|---|---|---|
| | 2006 | 2005 |
| | *(In Thousands)* | |
| Transfers as reported in the Summary of Operations of the Separate Accounts Statement: | | |
| Transfers to separate accounts | $ 178,927 | $ 208,214 |
| Transfers from separate accounts | (112,104) | (142,410) |
| Transfers as reported in the Statement of Operations | $ 66,823 | $ 65,804 |

(Dollar amounts in millions, unless otherwise stated)

The separate account liabilities subject to minimum guaranteed benefits, the gross amount of reserve and the reinsurance reserve credit related to minimum guarantees, by type, at December 31, 2006 and 2005 were as follows:

| | Guaranteed Minimum Death Benefit (GMDB) |
|---|---:|
| | *(In Thousands)* |
| **December 31, 2006** | |
| Separate Account Liability | $ 20,787 |
| Gross amount of reserve | 224 |
| Reinsurance reserve credit | - |
| | |
| **December 31, 2005** | |
| Separate Account Liability | 25,340 |
| Gross amount of reserve | 266 |
| Reinsurance reserve credit | - |

## 9.  Reinsurance

The Company is involved in both ceded and assumed reinsurance with other companies for the purpose of diversifying risk and limiting exposure on larger risks.  To the extent that the assuming companies become unable to meet their obligations under these treaties, the Company remains contingently liable to its policyholders for the portion reinsured.  To minimize its exposure to significant losses from retrocessionaire insolvencies, the Company evaluates the financial condition of the retrocessionaire and monitors concentrations of credit risk.

Assumed premiums amounted to $1.3 billion and $3.9 billion for 2006 and 2005, respectively.

The Company's ceded reinsurance arrangements reduced certain items in the accompanying financial statements by the following amounts:

| | December 31 | |
|---|---:|---:|
| | **2006** | **2005** |
| | *(In Thousands)* | |
| Premiums | $ 1,689,546 | $ 1,589,747 |
| Benefits paid or provided | 1,200,908 | 1,153,598 |
| Policy and contract liabilities at year end | 7,159,539 | 6,107,509 |

During 2006 and 2005, the Company had ceded blocks of insurance under reinsurance treaties to provide funds for financing and other purposes.  These reinsurance transactions, generally known as "financial reinsurance," represent financing arrangements.  Financial reinsurance has the effect of increasing current statutory surplus while reducing future statutory surplus as the reinsurers recapture amounts.

(Dollar amounts in millions, unless otherwise stated)

During 2005, the Company has also entered into a coinsurance agreement with its affiliate, ING USA Annuity and Life Insurance Company ("ING USA"). Under the terms of the agreement, the Company assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by ING USA between January 1, 2001 and December 31, 2003. ING USA remains directly obligated to the contractowners of the contracts. The account balances ceded by ING USA to the Company under the terms of the coinsurance agreement were $2.5 billion.

On October 17, 2004, the Company and Security Life of Denver International ("SLDI") signed an Asset Purchase Agreement with Scottish Re Group Limited and Scottish Re (U.S.), Inc. (collectively, "Scottish Re"); additionally, Scottish Re Life (Bermuda) Limited ("Scottish Bermuda"), a wholly owned subsidiary of Scottish Re formed under the laws of Bermuda, also signed the Asset Purchase Agreement upon its formation. Pursuant to the Asset Purchase Agreement and reinsurance agreements entered into in connection therewith, the Company and SLDI reinsured its individual life reinsurance business (and sold certain systems and operating assets used in the individual life reinsurance business) to Scottish Re and Scottish Bermuda on a 100% coinsurance basis.

The transaction closed on December 31, 2004. The Company and SLDI paid a ceding commission and transferred assets backing reserves and miscellaneous other liabilities on the individual life reinsurance to Scottish Re and Scottish Bermuda. The ceding commission (net of taxes), along with other reserve assets, will be held in trust for the benefit of the Company and SLDI to secure Scottish Re's and Scottish Bermuda's obligations as reinsurer on the acquired business.

ING America Insurance Holdings, Inc. ("ING AIH") will remain obligated to maintain collateral for certain reserve requirements of the business transferred from SLDI for the duration of such reserve requirements or until underlying reinsurance contracts are novated to Scottish Re or until Scottish Re puts into place its own collateral for such reserve requirements. The ceding commission will be released from the trust based upon a predetermined schedule or upon the earlier release of ING AIH's collateral obligations.

For the year ended December 31, 2006, the financial impact to the Company was an increase to capital and surplus of $9.3 million and an increase to statutory net income of $9.3 million.

For the year ended December 31, 2005, the financial impact to the Company was a reduction of capital and surplus of $3.6 million and a reduction of statutory net income of $3.6 million.

The Company currently has a significant concentration of reinsurance with Scottish Re arising from the coinsurance agreement. The Company is the first priority beneficiary of assets in trust to secure Scottish Re's obligation as reinsurer.

(Dollar amounts in millions, unless otherwise stated)

The net amount of the reduction in surplus at December 31, 2006, if all reinsurance agreements were cancelled, is $632.0.

**10.    Federal Income Taxes**

The Company files a consolidated federal income tax return with its parent ING AIH, a Delaware corporation, and other U.S. affiliates. The Company has a written tax sharing agreement that provides that each member of the consolidated return shall reimburse ING AIH for its respective share of the consolidated federal income tax liability and shall receive a benefit for its losses at the statutory rate.  A list of all affiliated companies that participate in the filing of this consolidated federal income tax return  has been provided to the Department of Insurance.

Current income taxes incurred consisted of the following major components:

|  | Year ended December 31 | | | |
| --- | --- | --- | --- | --- |
|  | **2006** | | **2005** | |
|  | *(In Thousands)* | | | |
| Federal tax expense on operations | $ | 29,952 | $ | 165,325 |
| Federal tax (benefit) expense on capital gains (losses) | | (20,344) | | (6,709) |
| Total current tax expense | $ | 9,608 | $ | 158,616 |

(Dollar amounts in millions, unless otherwise stated)

The main components of deferred tax assets and deferred tax liabilities are as follows:

| | December 31 | | | |
|---|---|---|---|---|
| | **2006** | | **2005** | |
| | *(In Thousands)* | | | |
| Deferred tax assets resulting from book/tax differences in: | | | | |
| Deferred acquisition costs | $ | 104,485 | $ | 146,366 |
| Insurance reserves | | 76,973 | | 106,088 |
| Investments | | 40,162 | | 45,916 |
| Compensation and employee benefits | | 24,929 | | 23,932 |
| Nonadmitted assets | | 5,465 | | 6,540 |
| Litigation accruals | | - | | 935 |
| Depreciable assets | | - | | 3,982 |
| Other | | 7,703 | | 4,016 |
| Total deferred tax assets | | 259,717 | | 337,775 |
| Deferred tax assets nonadmitted | | (173,265) | | (219,303) |
| Admitted deferred tax assets | | 86,452 | | 118,472 |
| | | | | |
| Deferred tax liabilities resulting from book/tax differences in: | | | | |
| Insurance reserves | | 6,500 | | 37,470 |
| Investments | | 5,068 | | 1,974 |
| Due and deferred premiums | | 6,794 | | 7,425 |
| Unrealized gain on investments | | 7,279 | | 2,505 |
| Other | | 3,089 | | 8,491 |
| Total deferred tax liabilities | | 28,730 | | 57,865 |
| Net admitted deferred tax asset | $ | 57,722 | $ | 60,607 |

The change in net deferred income taxes is comprised of the following:

| | December 31 | | | | | |
|---|---|---|---|---|---|---|
| | **2006** | | **2005** | | **Change** | |
| | *(In Thousands)* | | | | | |
| Total deferred tax assets | $ | 259,717 | $ | 337,775 | $ | (78,058) |
| Total deferred tax liabilities | | 28,730 | | 57,865 | | 29,135 |
| Net deferred tax asset | $ | 230,987 | $ | 279,910 | | (48,923) |
| | | | | | | |
| Remove current year change in unrealized gains/loss | | | | | | 4,773 |
| Change in net deferred income tax | | | | | | (44,150) |
| Remove other items in surplus: | | | | | | |
| Current year change in non-admitted assets | | | | | | 1,374 |
| Current year change in unauthorized reinsurer | | | | | | (1,402) |
| Additional minimum pension liability | | | | | | (300) |
| Change in deferred taxes for rate reconciliation | | | | | $ | (44,478) |

(Dollar amounts in millions, unless otherwise stated)

The provision for federal income tax expense and change in deferred taxes differs from the amount which would be obtained by applying the statutory federal income tax rate to income (including capital items) before income taxes for the following reasons:

|  | Year Ended December 31, 2006 |
|---|---|
|  | *(In Thousands)* |
| Ordinary income | $ 160,054 |
| Capital gains | (15,004) |
| Total pre-tax book gain | $ 145,050 |
|  |  |
| Provision computed at statutory rate | $ 50,768 |
| Interest maintenance reserve | (9,496) |
| Dividend received deduction | (1,249) |
| Reinsurance | 10,077 |
| Other | 3,986 |
| Total | $ 54,086 |
|  |  |
| Federal income tax expense | $ 9,608 |
| Change in net deferred income taxes | 44,478 |
| Total statutory income tax benefit | $ 54,086 |

The amount of federal income taxes incurred that will be available for recoupment in the event of future net losses is $6.3 and $122.7 from 2006 and 2005, respectively.

Under the inter-company tax sharing agreement, the Company has a payable to ING AIH of $44.0 and $10.1 for federal income taxes as of December 31, 2006 and 2005, respectively.

Under prior law, the Company was allowed to defer from taxation a portion of income. Deferred income of $60.5 was accumulated in the Policyholders Surplus Account and would only become taxable under certain conditions, which management believed to be remote. In 2004, Congress passed the American Jobs Creation Act of 2004 allowing certain tax-free distributions from the Policyholders Surplus Account during 2005 and 2006. During 2006, the Company made a dividend distribution of $115.0, which eliminated the $60.5 balance in the Policyholders Surplus Account and, therefore, any potential tax on the accumulated balance.

(Dollar amounts in millions, unless otherwise stated)

## 11.    Investment in and Advances to Subsidiaries

The Company has one wholly owned insurance subsidiary at December 31, 2006, Midwestern United Life Insurance Company ("Midwestern"). The Company also has four wholly owned noninsurance subsidiaries: First Secured Mortgage Deposit Corporation, ING America Equities, Inc. ("IAE"), Draft Funding LLC, and Whisperingwind III, LLC ("Captive"). Whisperingwind III, LLC was nonadmitted at December 31, 2006 in accordance with SSAP No. 88.

IAE is a wholesale broker/dealer whose business activities consist only of the distribution of variable life and annuity contracts. IAE does not hold customer funds or securities.

The Company created the Captive with an initial capital contribution of $0.3 on November 17, 2006. An additional capital contribution was paid into Whisperingwind III, LLC of $2.2 on December 14, 2006. The Captive has applied to the South Carolina Department of Insurance for its license to become a special purpose financial captive reinsurance company. The application is pending as of December 31, 2006. Consequently, the Captive has not commenced writing insurance business. Upon approval of the applications and the issuance of the licenses, the Company anticipates entering into reinsurance transactions with the Captive.

Amounts invested in and advanced to the Company's subsidiaries are summarized as follows:

|  | December 31 | |
| --- | --- | --- |
|  | **2006** | **2005** |
|  | *(In Thousands)* | |
| Common stock (cost-$40,746 in 2006 and 2005) | $        96,090 | $         91,120 |

Summarized financial information as of and for the year ended December 31 for these subsidiaries is as follows:

|  | **2006** | **2005** |
| --- | --- | --- |
|  | *(In Thousands)* | |
| Revenues | $        74,038 | $         47,768 |
| Income before net realized gains on investments | 5,325 | 8,424 |
| Net income | 5,015 | 5,979 |
| Admitted assets | 253,473 | 257,127 |
| Liabilities | 157,383 | 166,007 |

(Dollar amounts in millions, unless otherwise stated)

## 12.  Capital and Surplus

Under Colorado insurance regulations, the Company is required to maintain a minimum total capital and surplus of $1.5.  Additionally, the amount of dividends which can be paid by the Company to its shareholder without prior approval of the Colorado Division of Insurance is limited to the greater of the net gain from operations or 10% of surplus at December 31 of the preceding year.

Life and health insurance companies are subject to certain Risk-Based Capital ("RBC") requirements as specified by the NAIC. Under those requirements, the amount of capital and surplus maintained by a life and health insurance company is to be determined based on the various risk factors related to it. At December 31, 2006, the Company meets the RBC requirements.

The Company has two surplus notes to a related party for $65.0 and $100.0, which represent the cumulative cash draws on two $100.0 commitments issued by ING AIH through December 31, 2006, less principal payments.  The surplus notes bear interest at a variable rate equal to the prevailing rate for 10-year U.S. Treasury bonds plus 1/4%, adjusted annually.  The principal sum plus accrued interest shall be repaid in five annual installments beginning April 15, 2017 and continuing through April 15, 2021 ("Repayment Period").  The repayment amount shall be determined and adjusted annually on the last day of December, commencing December 31, 2016, and shall be an amount calculated to amortize any unpaid principal plus accrued interest over the years remaining in the Repayment Period.  Any payment of principal and/or interest made is subject to approval of the Colorado Commissioner of Insurance.

The repayment of these notes are payable only out of surplus funds of the Company and only at such time as the surplus of the Company, after payment is made, does not fall below the prescribed level.  There were no principal or interest payments in 2006 or 2005.

## 13.  Fair Values of Financial Instruments

In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques.  Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.  In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the financial instrument.  Accordingly, the aggregate fair value amounts presented herein do not represent the underlying value of the Company.

Life insurance liabilities that contain mortality risk and all nonfinancial instruments have been excluded from the disclosure requirements.  However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, such that the Company's exposure to changing interest

(Dollar amounts in millions, unless otherwise stated)

rates is minimized through the matching of investment maturities with amounts due under insurance contracts.

The carrying amounts and fair values of the Company's financial instruments are summarized as follows:

|  | December 31 | | | |
|---|---|---|---|---|
|  | **2006** | | **2005** | |
|  | **Carrying Amount** | **Fair Value** | **Carrying Amount** | **Fair Value** |
|  | *(In Thousands)* | | | |
| Assets: | | | | |
| Bonds | $ 17,240,297 | $ 17,242,085 | $ 16,525,988 | $ 16,570,960 |
| Preferred stocks | 107,043 | 108,497 | 26,188 | 24,005 |
| Unaffiliated common stocks | 132,689 | 132,689 | 79,311 | 79,311 |
| Mortgage loans | 2,463,432 | 2,487,599 | 2,972,342 | 3,041,219 |
| Contract loans | 1,263,422 | 1,263,422 | 1,204,181 | 1,204,181 |
| Derivative securities | 14,212 | 1,839 | 2,523 | (26,477) |
| Cash, cash equivalents and short-term investments | 273,362 | 273,362 | 509,301 | 509,301 |
| Separate account assets | 1,515,627 | 1,515,627 | 1,837,339 | 1,837,339 |
| Receivable for securities | 22,776 | 22,776 | 2,097 | 2,097 |
| Liabilities: | | | | |
| Separate account liabilities | 1,515,627 | 1,515,627 | 1,831,642 | 1,831,642 |
| Payable for securities | 67,039 | 67,039 | 1,140 | 1,140 |

The following methods and assumptions were used by the Company in estimating the fair value disclosures for financial instruments in the accompanying financial statements and notes thereto:

*Cash and short-term investments*: The carrying amounts reported in the accompanying Balance Sheets for these financial instruments approximate their fair values.

*Bonds and equity securities*: The fair values for bonds, preferred stocks and common stocks reported herein are based on quoted market prices, where available. For securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, collateralized mortgage obligations and other mortgage derivative investments, are estimated by discounting the expected future cash flows. The discount rates used vary as a function of factors such as yield, credit quality, and maturity, which fall within a range between 4.1% and 12.6% over the total portfolio. Fair values determined on this basis can differ from values published by the SVO. Fair value as determined by the SVO as of December 31, 2006 and 2005 is $17.6 billion and $16.8 billion, respectively.

(Dollar amounts in millions, unless otherwise stated)

*Mortgage loans*: Estimated fair values for commercial real estate loans were generated using a discounted cash flow approach. Loans in good standing are discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on new loans with similar characteristics. The amortizing features of all loans are incorporated in the valuation. Where data on option features is available, option values are determined using a binomial valuation method, and are incorporated into the mortgage valuation. Restructured loans are valued in the same manner; however, these loans were discounted at a greater spread to reflect increased risk. All residential loans are valued at their outstanding principal balances, which approximate their fair values.

*Residual collateralized mortgage obligations*: Residual collateralized mortgage obligations are included in the other invested assets balances. Fair values are based on independent pricing sources.

*Derivative financial instruments*: Fair values for on-balance-sheet derivative financial instruments (caps, options and floors) and off-balance-sheet derivative financial instruments (swaps and forwards) are based on broker/dealer valuations or on internal discounted cash flow pricing models, taking into account current cash flow assumptions and the counterparties' credit standing.

*Investment in surplus notes*: Estimated fair values in surplus notes were generated using a discounted cash flow approach. Cash flows were discounted using interest rates determined by U.S. Treasury yields on December 31 and spreads applied on surplus notes with similar characteristics.

*Guaranteed investment contracts*: The fair values of the Company's guaranteed investment contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

*Off-balance-sheet instruments*: The Company accepted no deposits on existing synthetic guaranteed investment contracts in 2006 and 2005, respectively, from trustees of 401(k) plans. Pursuant to the terms of these contracts, the trustees own and retain the assets related to these December 31, 2006 contracts. Such assets had a book value of $367.3 and $381.2 at December 31, 2006 and 2005, respectively. Under synthetic guaranteed investment contracts, the synthetic issuer may assume interest rate risk on individual plan participant initiated withdrawals from stable value options of 401(k) plans. Approximately 100% of the synthetic guaranteed investment contract book values are on a non-participating basis and have a credited interest rate reset mechanism, which passes such interest rate risk to plan participants.

*Other investment-type insurance contracts*: The fair values of the Company's deferred annuity contracts are estimated based on the cash surrender values. The carrying values of other policyholder liabilities, including immediate annuities,

(Dollar amounts in millions, unless otherwise stated)

dividend accumulations, supplementary contracts without life contingencies, and premium deposits, approximate their fair values.

The carrying value of all other financial instruments approximates their fair value.

## 14.  Commitments and Contingencies

The Company guarantees certain contractual policy claims of its subsidiary, Midwestern. In the unlikely event that Midwestern was unable to fulfill its obligations to policyholders, the Company would be obligated to assume the guaranteed policy obligations.  Any ultimate contingent losses in connection with such guarantees will not have a material adverse impact on the Company's future operations or financial position.

*Guarantee Agreement*

The Company, effective January 2002, entered into a Guarantee Agreement with two other ING affiliates whereby it is jointly and severally liable for $250.0 obligation of SLDI.  The Company's Board of Directors approved this transaction on April 25, 2002. The other two affiliated life insurers were ReliaStar Life Insurance Company and Security-Connecticut (subsequently merged into ReliaStar Life Insurance Company on October 1, 2003).  The joint and several guarantees of the two remaining insurers are capped at $250.0.  The States of Colorado and Minnesota did not disapprove the guarantee.

*Investment Purchase Commitments*

As part of its overall investment strategy, the Company has entered into agreements to purchase securities of $147.3 and $291.0 at December 31, 2006 and 2005, respectively. The Company is also committed to provide additional capital contributions of $269.9 and $156.3 at December 31, 2006 and 2005, respectively, in partnerships reported in other invested assets not on the balance sheets.

(Dollar amounts in millions, unless otherwise stated)

*Operating Leases*

The Company leases office space under various noncancelable operating lease agreements that expire July 2010. During the years ended December 31, 2006 and 2005, rent expense totaled $2.4 and $1.3, respectively. At December 31, 2006, the minimum aggregate rental commitments for the upcoming five years and thereafter are as follows:

| Year ending December 31 | Commitments |
|---|---|
| | *(In Thousands)* |
| 2007 | $ 217 |
| 2008 | 134 |
| 2009 | 99 |
| 2010 | 45 |
| 2011 | 6 |
| Thereafter | 10 |

Certain rental commitments have renewal options extending through the year 2012 subject to adjustments in the future periods.

The Company is not involved in any material sale–leaseback transactions.

*Legal Proceedings*

The Company is involved in threatened or pending lawsuits/arbitrations arising from the normal conduct of business. Due to the climate in insurance and business litigation/arbitration, suits against the Company sometimes include claims for substantial compensatory, consequential or punitive damages and other types of relief. Moreover, certain claims are asserted as class actions, purporting to represent a group of similarly situated individuals. While it is not possible to forecast the outcome of such lawsuits/arbitrations, in light of existing insurance, reinsurance and established reserves, it is the opinion of management that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

*Regulatory Matters*

As with many financial services companies, the Company and its affiliates have received informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the financial services industry. In each case, the Company and its affiliates have been and are providing full cooperation.

(Dollar amounts in millions, unless otherwise stated)

*Insurance and Retirement Plan Products and Other Regulatory Matters*

The New York Attorney General, other federal and state regulators and self-regulatory agencies are also conducting broad inquiries and investigations involving the insurance and retirement industries. These initiatives currently focus on, among other things, compensation, revenue sharing, and other sales incentives; potential conflicts of interest; potential anti-competitive activity; reinsurance; marketing practices; specific product types (including group annuities and indexed annuities); and disclosure. It is likely that the scope of these industry investigations will further broaden before they conclude. The Company and certain of its U.S. affiliates have received formal and informal requests in connection with such investigations, and are cooperating fully with each request for information. Some of these matters could result in regulatory action involving the Company. These initiatives also may result in new legislation and regulation that could significantly affect the financial services industry, including businesses in which the Company is engaged. In light of these and other developments, U.S. affiliates of ING, including the Company, periodically review whether modifications to their business practices are appropriate.

*Investment Product Regulatory Issues*

Since 2002, there has been increased governmental and regulatory activity relating to mutual funds and variable insurance products. This activity has primarily focused on inappropriate trading of fund shares; directed brokerage; compensation; sales practices, suitability, and supervision; arrangements with service providers; pricing; compliance and controls; adequacy of disclosure; and document retention.

In addition to responding to governmental and regulatory requests on fund trading issues, ING management, on its own initiative, conducted, through special counsel and a national accounting firm, an extensive internal review of mutual fund trading in ING insurance, retirement, and mutual fund products. The goal of this review was to identify any instances of inappropriate trading in those products by third parties or by ING investment professionals and other ING personnel.

The internal review identified several isolated arrangements allowing third parties to engage in frequent trading of mutual funds within the variable insurance and mutual fund products of certain affiliates of the Company, and identified other circumstances where frequent trading occurred despite measures taken by ING intended to combat market timing. Each of the arrangements has been terminated and disclosed to regulators, to the independent trustees of ING Funds (U.S.) and in reports previously filed by affiliates of the Company with the Securities and Exchange Commission ("SEC") pursuant to the Securities Exchange Act of 1934, as amended.

Action may be taken by regulators with respect to certain ING affiliates before investigations relating to fund trading are completed. The potential outcome of such action is difficult to predict but could subject certain affiliates to adverse consequences,

(Dollar amounts in millions, unless otherwise stated)

including, but not limited to, settlement payments, penalties, and other financial liability. It is not currently anticipated, however, that the actual outcome of any such action will have a material adverse effect on ING or ING's U.S. based operations, including the Company.

ING has agreed to indemnify and hold harmless the ING Funds from all damages resulting from wrongful conduct by ING or its employees or from ING's internal investigation, any investigations conducted by any governmental or self-regulatory agencies, litigation or other formal proceedings, including any proceedings by the SEC. Management reported to the ING Funds Board that ING management believes that the total amount of any indemnification obligations will not be material to ING or ING's U.S. based operations, including the Company.

## 15. Financing Agreements

The Company maintains a revolving loan agreement with Bank of New York, ("BONY"). Under this agreement, the Company can borrow up to $100.0 from BONY. Interest on any borrowing accrues at an annual rate equal to: (1) the cost of funds for BONY for the period applicable for the advance plus 0.35% or (2) a rate quoted by BONY to the Company for the borrowing. Under this agreement, the Company incurred minimal interest expense for the years ended December 31, 2006 and 2005, respectively. Additionally, there were no amounts payable to BONY at December 31, 2006 or 2005.

The Company maintains a line of credit agreement with Svenska Handelsbanken ("Svenska"). Under this agreement, the Company can borrow up $100.0 from Svenska. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at any time to ING AIH and its affiliates of $100.0. Under this agreement, the Company incurred minimal and no interest expense for the years ended December 31, 2006 and 2005, respectively. There were no amounts payable to Svenska at December 31, 2006 or 2005.

The Company maintains a line of credit agreement with PNC Bank. Under this agreement, the Company can borrow up to $75.0. Borrowings are guaranteed by ING AIH, with maximum aggregate borrowings outstanding at any time to ING AIH and its affiliates of $75.0. Under this agreement, the Company incurred minimal and no interest expense for the years ended December 31, 2006 and 2005, respectively. There were no amounts payable to PNC Bank at December 31, 2006 or 2005.

The Company borrowed $5.9 billion and repaid $5.9 billion in 2006 and borrowed $6.0 billion and repaid $6.0 billion in 2005. These borrowings were on a short-term basis, at an interest rate that approximated current money market rates and excludes borrowings from reverse dollar repurchase transactions. Interest paid on borrowed money was $1.7 and $1.3, during 2006 and 2005, respectively. Interest paid includes reciprocal loan interest discussed in "Related Party Transactions" note.

SECURITY LIFE OF DENVER INSURANCE COMPANY
Notes to Financial Statements – Statutory Basis
(Dollar amounts in millions, unless otherwise stated)

16.    Related Party Transactions

*Affiliates*: Management and service contracts and all cost sharing arrangements with other affiliated ING United States life insurance companies are allocated among companies in accordance with normal, generally accepted expense and cost allocation methods.

Assets and liabilities, along with related revenues and expenses recorded as a result of transactions and agreements with affiliates, may not be the same as those recorded if the Company was not a wholly owned subsidiary of its parent.

*Investment Management*: The Company has entered into an asset management agreement and an administrative services agreement with ING Investment Management, LLC ("IIM") under which IIM provides the Company with investment management and asset/liability management services. Total fees under the agreement were approximately $58.9 and $57.3 for the years ended December 31, 2006 and 2005, respectively.

*Administrative Services Agreement*: The Company has entered into a services agreement with certain of its affiliated insurance companies in the United States ("affiliated insurers") whereby the affiliated insurers provide certain administrative, management, professional, advisory, consulting and other services to each other. Net amount paid under these agreements was $96.8 and $79.8 for the years ended December 31, 2006 and 2005, respectively.

*Surplus notes*: On December 8, 1999, the Company (as successor in interest to the merger of First Columbine Life Insurance Company into the Company) agreed to lend an affiliate ING USA $35.0 through the issuance of a surplus note by ING USA.  The note matures on December 7, 2029.

*Reciprocal Loan Agreement*: The Company has entered into a reciprocal loan agreement with ING AIH to facilitate the handling of unusual and/or unanticipated short–term cash requirements. Under this agreement, which expires July 1, 2015, the Company and ING AIH can borrow up to 3% of the Company's admitted assets as of December 31 of the preceding year from one another. Interest on any of the Company's borrowings is charged at the rate of ING AIH cost of funds for the interest period plus 0.15%. Interest on any ING AIH borrowings is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.  Under this agreement, the Company incurred interest expense of $1.5 and $1.3 and earned interest income of $6.1 and $4.0 for the years ended December 31, 2006 and 2005, respectively. The Company had a $20.0 and $13.0 payable to ING AIH and $21.8 and $13.0 receivable from ING AIH at December 31, 2006 and 2005, respectively.  The receivable is recorded in cash and short-term investments on the accompanying balance sheets.  The payable is recorded in borrowed money.

*Tax Sharing Agreements*: The Company has entered into federal tax sharing agreements with members of an affiliated group as defined in Section 1504 of the Internal Revenue

(Dollar amounts in millions, unless otherwise stated)

Code of 1986, as amended.  The agreement provides for the manner of calculation and the amounts/timing of the payments between the parties as well as other related matters in connection with the filing of consolidated federal income tax returns.  The Company has also entered into a state tax sharing agreement with ING AIH and each of the specific subsidiaries that are parties to the agreement.  The state tax agreement applies to situations in which ING AIH and all or some of the subsidiaries join in the filing of a state or local franchise, income tax or other tax return on a consolidated, combined or unitary basis.

*Customer Services Agreement*: The Company has entered into a services agreement with ING Financial Advisers, LLC ("ING FA") to provide certain administrative, management, professional advisory, consulting and other services to the Company for the benefit of its customers.  Charges for these services are to be determined in accordance with fair and reasonable standards with neither party realizing a profit nor incurring a loss as a result of the services provided to the Company.  The Company will reimburse ING FA for direct and indirect costs incurred on behalf of the Company.

*Global Medium Term Note Program*: In December 2002, the Company established a Global Medium Term Note program secured by funding agreements issued by the Company.  The notes, which are offered by ING Security Life Institutional Funding, a special purpose statutory trust, are offered only to U.S. qualified institutional buyers pursuant to Rule 144A of the Securities Act of 1933 (the "Securities Act") or to foreign buyers pursuant to Regulation S of the Securities Act.  The program has issued notes with an aggregate outstanding principal balance of $2.3 billion as of December 31, 2006.

*Capital Transactions*: During the year ended December 31, 2006, the Company received no capital contributions.

*Dividends*: During the year ended December 31, 2006, the Company paid dividends in the aggregate amount of $115.0 to ING AIH.  The Company received no dividends from its insurance company subsidiary, Midwestern.

*Coinsurance Agreement*: In an effort to diversify the products between affiliated entities, effective May 1, 2005, the Company entered into a coinsurance agreement with its affiliate, ING USA.  Under the terms of the agreement, the Company assumed and accepted the responsibility for paying, when due, 100% of the liabilities arising under the multi-year guaranteed fixed annuity contracts issued by ING USA between January 1, 2001 and December 31, 2003.  ING USA remains directly obligated to the contractowners of the contracts.

The account balances ceded by ING USA to the Company under the terms of the coinsurance agreement were $2.5 billion.  The assets backing the reserves for the liabilities assumed by the Company, as well as a ceding commission, were transferred by ING USA to the Company.  Total assets transferred at fair value were $2.7 billion.  As additional consideration for the Company assuming the liabilities under the agreement,

(Dollar amounts in millions, unless otherwise stated)

ING USA has assigned to the Company any and all future premiums received by ING USA that are attributable to the contract liabilities assumed under the coinsurance agreement.

The ceding commission paid by ING USA was $246.4. ING USA also transferred to the Company the IMR related to these liabilities of $53.2. The Company realized a gain of $107.0, net of taxes, which was deferred and will be amortized into income as earnings emerge from the reinsurance business. As of December 31, 2006, $51.6, net of taxes, of the deferred gain has been amortized into income.

*Interest rate swaps*: On December 28, 2005, the Company entered into two interest rate swaps with ING USA to reduce the Company's exposure to cash flow variability of assets and liabilities. Under the terms of the agreement, the Company pays a fixed rate of 4.8% and 4.9% and receives the quarterly quoted 3-month Libor rate for swaps that mature on December 30, 2010 and 2015, respectively. The notional amount of each swap is $100.0 at December 31, 2006. The fair values are $0.9 and $1.8 for the December 30, 2010 and 2015 swaps, respectively, at December 31, 2006.

## 17. Guaranty Fund Assessments

Insurance companies are assessed the costs of funding the insolvencies of other insurance companies by the various state guaranty associations, generally based on the amount of premium companies collect in that state. The Company accrues the cost of future guaranty fund assessments based on estimates of insurance company insolvencies provided by the National Organization of Life and Health Insurance Guaranty Associations and the amount of premiums written in each state. The Company has estimated this liability to be $5.4 and $7.4 as of December 31, 2006 and 2005, respectively, and has recorded a liability in accounts payable and accrued expenses on the balance sheets. The Company has also recorded an asset in other assets on the balance sheets of $2.8 and $4.2 as of December 31, 2006 and 2005, respectively, for future credits to premium taxes for assessments already paid.